

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Fort Garry Brewing Company Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Manitoba
(Jurisdiction of Subject Company's Incorporation or Organization)

Russell Breweries Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 24 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Notice of Meeting and Management Proxy Circular, dated September 10, 2007

Item 2. Informational Legends

See page 2 of the Circular.

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

FOR A SPECIAL MEETING OF SHAREHOLDERS OF

FORT GARRY BREWING COMPANY LTD.

DATED AS OF SEPTEMBER 10, 2007

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING 1

NOTICE TO SHAREHOLDERS OUTSIDE CANADA 2

FORWARD-LOOKING STATEMENTS 3

SUMMARY 4

- The Meeting 4
- The Amalgamation 4
- Selected Annual Consolidated Financial Information 6
- Selected Unaudited Quarterly Consolidated Financial Information: Russell Breweries Inc. 7
- Selected Annual Financial Information 8
- Selected Unaudited Quarterly Financial Information: Fort Garry Brewing Company Ltd. 8

GLOSSARY OF DEFINED TERMS 14

MANAGEMENT PROXY CIRCULAR 20

- Solicitation of Proxies 20
- Appointment and Revocation of Proxies 20
- Non-Registered Holders 20
- Exercise of Discretion 21
- Voting Securities and Principal Holders of Voting Securities 22

SPECIAL MEETING MATTERS 22

- Statement of Executive Compensation 22
- Compensation Summary 22
- Long-Term Incentive Plan Awards 23
- Options and SARs 23
- Pension Plans 23
- Termination of Employment, Change in Responsibility and Employment and Management Contracts 23
- Compensation of Directors 23
- Indebtedness of Directors and Officers 24
- Management Contracts 24
- Interest of Informed Persons in Material Transactions 24
- Particulars of Matters to be Acted Upon 24

THE AMALGAMATION 24

- Approval of Amalgamation Resolution 24
- Principal Steps of the Amalgamation 24
- Effect of the Amalgamation 25
- Reasons for the Amalgamation 26
- Recommendations of the Directors 26
- ENSIS Support Agreement 27
- Amalgamation Risk Factors 27
- Effects of the Amalgamation on Shareholders' Rights 27
- Conduct of the Meeting and Other Approvals 28
- Fairness Opinion 28
- Valuation of Fort Garry 29
- Valuation of Russell 30
- Fairness Considerations 31
- Conclusion as to Fairness 32
- Procedure for Exchange of Fort Garry Shares 33
- Fees and Expenses 34
- Effective Date and Conditions of Amalgamation 34
- Merger Agreement 37
- Canadian Federal Income Tax Considerations 39
- Securities Laws Considerations 42

RIGHTS OF DISSENTING FORT GARRY SHAREHOLDERS 43

- Dissent Rights to the Amalgamation Resolution 43
- Section 184 of the MCA 44

FORT GARRY BREWING COMPANY LTD. 45

- Name and Incorporation 45
- General Development of the Business 45
- Forward-Looking Information 46
- Selected Financial Information of Fort Garry 46
- Selected Annual Financial Information 46
- Selected Unaudited Quarterly Consolidated Financial Information: Fort Garry Brewing Company Ltd. 47
- Management's Discussion and Analysis of Fort Garry for the year ended December 31, 2006 47
- Management's Discussion and Analysis of Fort Garry for the Fiscal Quarter Ended June 30, 2007 49
- Outlook 50
- Principal Holders of Voting Securities 50
- Description of Share Capital of Fort Garry 51

Consolidated Capitalization of Fort Garry 51
Prior Sales by Fort Garry 51
Directors, Officers and Promoters of Fort Garry 52
Directors, Officers and Management of Fort Garry 52
Executive Compensation of Fort Garry 53
Securities Authorized for Issuance Under Equity Compensation Plan 53
Indebtedness of Directors and Senior Officers 53
Options and Other Rights to Purchase Shares 53
Interest of Certain Persons and Companies in Matters to be Acted Upon 53
Interest of Informed Persons in Material Transactions 53
Price Range and Trading Volume of Fort Garry Brewing Company Ltd. 54
Financial Statements of Fort Garry 54
Material Contracts of Fort Garry 54
Legal Proceedings of Fort Garry 55
Corporate Cease Trade Orders or Bankruptcies 55
Penalties and Sanctions 55
Conflicts of Interest 55
Corporate Governance 55
Audit Committee and relationship with Auditors 55
Reliance on Certain Exemptions 57
Pre-Approval Policies and Procedures 57
External Auditor Service Fees 57
Exemptions 57
Registrar and Transfer Agent 57
Board Approval 57

RUSSELL BREWERIES INC 58

Information Concerning Russell 58
Russell's Business 58
Selected Financial Information of Russell 58
Selected Annual Consolidated Financial Information 59
Selected Quarterly Consolidated Financial Information: Russell Breweries Inc 59
Name and Incorporation 60
Background of the Business 60
Three-Year History 61
Significant Acquisitions and Dispositions 61
Market Overview 61
Pricing 62
Distribution 62
Sales and Marketing 62
Sources of Supplies 63
Seasonality 63
Environmental Matters 63
Competition 63
Regulation 63
Employees 64
Available Funds 65
Management's Discussion and Analysis for the Three and Nine Months Ended March 31, 2007 Compared to Three and Nine Months Ended March 31, 2006 65
Management Discussion and Analysis – Years Ended June 30, 2006, June 30, 2005 and June 30, 2004 69
Dividend Policy 75
Authorized and Issued Share Capital 75
Consolidated Capitalization 75
Options and Other Rights to Purchase Shares 75
Prior Sales 75
Market for Securities 76
Escrowed Securities 77
Principal Holders of Voting Securities 77
Directors and Officers 77
Share Ownership by Directors and Officers 78
Biographies 78
Executive Compensation 79
Long-Term Incentive Plan Awards 80
Stock Appreciation Rights 80
Options 80
Termination of Employment, Changes in Responsibility and Employment Contracts 80
Compensation of Directors 80
Directors' and Officers' Liability Insurance 81
Indebtedness of Directors, Executive Officers and Senior Officers 81
Corporate Governance 81
Audit Committee and relationship with Auditors 81
Reliance on Certain Exemptions 83
Pre-Approval Policies and Procedures 83
External Auditor Service Fees 83
Exemptions 83
Risk Factors 84
Legal Proceedings 87
Interest of Informed Persons in Material Transactions 87
Auditors 87
Registrar and Transfer Agent 87
Material Contracts 88

Experts 88

RUSSELL – POST-AMALGAMATION 88

Corporate Structure of Russell Post-Amalgamation 88
Intercorporate Relationships 88
Business and Operations 88
Narrative Description of the Business 88
Description of Securities of Russell Post-Amalgamation 89
Pro Forma Consolidated Capitalization of Russell Post-Amalgamation 89
Diluted Share Capital of Russell Post-Amalgamation 89
Principal Securityholders of Russell Post-Amalgamation 89
Directors, Officers and Promoters of Russell Post-Amalgamation 89
Management of the Reporting Issuer Upon Completion of the Amalgamation 90
Other Reporting Issuers 90
Penalties and Sanctions 90
Cease Trade Orders or Bankruptcies 90
Proposed Executive Compensation of Russell Post-Amalgamation 90
Stock Options of Russell Post-Amalgamation 91
Escrowed Shares of Russell Post-Amalgamation 91
Relationship Between Fort Garry and Russell and Professional Persons 92
Auditor, Transfer Agent and Registrar 92
Material Contracts 92
Risk Factors of Russell Post-Amalgamation 92

INFORMATION AND APPROVALS 92

CERTIFICATE OF FORT GARRY BREWING COMPANY LTD. 93

AUDITORS' CONSENTS 94

AUDITORS' CONSENTS 95

AUDITORS' CONSENT 96

EVANS & EVANS, INC.'S CONSENT 97

LIST OF SCHEDULES

SCHEDULE "A" FORT GARRY FINANCIAL STATEMENTS
SCHEDULE "B" RUSSELL FINANCIAL STATEMENTS
SCHEDULE "C" PRO FORMA RUSSELL CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE "D" DISSENT PROVISIONS SECTION 184 OF *THE CORPORATIONS ACT* (MANITOBA)
SCHEDULE "E" FORT GARRY AMALGAMATION RESOLUTION
SCHEDULE "F" AMALGAMATION AGREEMENT
SCHEDULE "G" RUSSELL CORPORATE GOVERNANCE COMPLIANCE TABLE
SCHEDULE "H" RUSSELL AUDIT COMMITTEE CHARTER
SCHEDULE "I" FAIRNESS OPINION (WITHOUT SCHEDULES)

FORT GARRY BREWING COMPANY LTD.

130 Lowson Crescent, Winnipeg, Manitoba R3P 2H8

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT a special meeting of the shareholders (the "**Meeting**") of Fort Garry Brewing Company Ltd. ("**Fort Garry**") will be held at the Inn at the Forks, 75 Forks Market Road, Winnipeg, Manitoba R3C 0A2, on October 18, 2007, at the hour of 7:00 p.m. (Winnipeg time), for the following purposes:

1. to consider and, if thought advisable, approve, with or without variation, a special resolution (the "**Amalgamation Resolution**") approving the amalgamation of Fort Garry and a wholly owned subsidiary of Russell Breweries Inc. ("**Russell**") under Section 175 of *The Corporations Act* (Manitoba) (the "**MCA**") and the delisting of the Fort Garry Shares from the TSX-V pursuant to the merger agreement dated as of July 25, 2007 between Russell, Fort Garry, and 5506752 Manitoba Ltd., a wholly owned subsidiary of Russell, the text of which special resolution is attached as Schedule "E" to the accompanying management proxy circular (the "**Management Proxy Circular**"), all as more particularly set out in the Management Proxy Circular; and

2. to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

AND TAKE NOTICE that registered shareholders who dissent in respect of the Amalgamation Resolution in accordance with Section 184 of the MCA will be entitled to be paid the fair value of their shares in accordance with Section 184 of the MCA. Strict compliance with the provisions of Section 184 of the MCA will be required in order to exercise such rights of dissent. See "Dissent Rights to the Amalgamation Resolution" under the heading "Rights of Dissenting Fort Garry Shareholders" in the accompanying Management Proxy Circular for a summary of the procedure to exercise such rights of dissent and Schedule "D" for the full text of Section 184 of the MCA.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a form of Consideration Election and Transmittal Form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only shareholders of record at the close of business on September 24, 2007 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 10th day of September, 2007.

BY ORDER OF THE BOARD

"Gary N. Coopland"
Gary N. Coopland, Chairman

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a non-registered shareholder of Fort Garry and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

NOTICE TO SHAREHOLDERS OUTSIDE CANADA

The Russell Shares and the Amalco Redeemable Preferred Shares to be issued to Fort Garry Shareholders pursuant to the Amalgamation will not be registered under the *U.S. Securities Act* (as defined herein) or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by Rule 802 promulgated under the *U.S. Securities Act*, and exemptions provided under the securities laws of each state of the United States in which Fort Garry Shareholders reside. See "The Amalgamation – Securities Law Considerations – U.S. Securities Laws".

If any of the Fort Garry Shares are "restricted securities" as defined in Rule 144 under the 1933 Act, the Russell Shares and the Amalco Redeemable Preferred Shares to be issued pursuant to the Amalgamation will also be "restricted securities", and the certificates representing those Russell Shares will bear a restrictive legend to that effect. In addition, Persons who are "affiliates" of Fort Garry immediately prior to the Amalgamation, or affiliates of Russell following the Amalgamation, will be subject to certain restrictions on transfer of their Russell Shares. Persons who may be deemed to be affiliates of an issuer include individuals that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. The foregoing discussion is only a general overview of certain requirement of U.S. securities laws applicable to the Russell Shares. All holders of such securities are urged to consult with counsel to ensure that the resale of their Russell Shares complies with applicable securities legislation.

The Amalgamation will result in the issuance of securities of a Canadian issuer in exchange for the securities of another Canadian issuer. The Amalgamation is subject to the disclosure requirements of Canada, which are different from those of the United States. Financial statements of Russell included or incorporated by reference in the Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under foreign securities laws, since the issuer is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a Canadian company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court's judgment.

Fort Garry Shareholders should be aware that Russell or its affiliates may purchase Fort Garry Shares other than pursuant to the Amalgamation, as permitted by Canadian laws or regulations.

No Russell Shares will be distributed in the United States or to or for the benefit of a person in the United States, or to any person who is resident of any jurisdiction other than Canada, unless Russell is satisfied that the Russell Shares may be distributed in such jurisdictions without further action by Russell under applicable federal or state securities laws.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document does not address any income or capital gains tax consequences of the Amalgamation to Fort Garry Shareholders in jurisdictions outside Canada. Fort Garry Shareholders outside Canada should be aware that a disposition of Fort Garry Shares may have tax consequences both within and outside Canada which may not be described, or fully described, herein. If U.S. Fort Garry Shareholders fail to provide Russell with information solicited on a Substitute Form W-9, or fail to certify that they are not subject to U.S. backup withholding, Russell may be required to withhold U.S. income tax from the payment of Russell Shares and cash (upon redemption of Amalco Redeemable Preferred Shares) made to Fort Garry Shareholders (and may be required to sell a portion of such Russell Shares to fulfill the tax withholding obligation). Accordingly, Fort Garry Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

FORWARD-LOOKING STATEMENTS

This Management Proxy Circular includes "forward-looking statements". All statements, other than statements of historical facts, included in this Management Proxy Circular that address activities, events or developments that management of each of Fort Garry and Russell expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of the business and operations, plans and references to the future success of the amalgamated entity, and such other matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by management of each of Fort Garry and Russell in light of their experience and their perceptions of historical trends, current conditions and expected future developments as well as other factors they believe are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of management of each of Fort Garry and Russell is subject to a number of risks and uncertainties, including the special considerations discussed in this Management Proxy Circular, general economic, market or business condition and the opportunities (or lack thereof) that may be presented and pursued. Consequently, all of the forward-looking statements made in this Management Proxy Circular are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences or effect. See the risk factors set forth under "The Amalgamation – Risk Factors", "Fort Garry Brewing Company Ltd. – Management's Discussion and Analysis of Fort Garry for the year ended December 31, 2006 – Risks and Uncertainties", "Russell Breweries Inc. – Risk Factors" and "Russell – Post-Amalgamation – Risk Factors".

SUMMARY

The following is a summary of the principal features of the Amalgamation and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Management Proxy Circular, including the schedules hereto. Capitalized terms not otherwise defined in this Summary are defined in the Glossary of Terms or elsewhere in the Management Proxy Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held on October 18, 2007 at 7:00 p.m. (Winnipeg time) at the Inn At The Forks, 75 Forks Market Road, Winnipeg, Manitoba R3C 0A2.

The Record Date

The Record Date for determining the registered shareholders for the Meeting is September 24, 2007.

Purposes of the Meeting

This Management Proxy Circular is furnished in connection with the solicitation of proxies by management of Fort Garry for use at the Meeting.

At the Meeting, holders ("**Fort Garry Shareholders**") of common shares of Fort Garry ("**Fort Garry Shares**") will be asked to consider and, if thought advisable, approve, with or without variation, the Amalgamation Resolution approving the amalgamation (the "**Amalgamation**") of Fort Garry and a wholly owned subsidiary ("**Russell Subco**") of Russell under Section 175 of *The Corporations Act* (Manitoba) (the "**MCA**") and the delisting of the Fort Garry Shares from the TSX-V pursuant to the merger agreement (the "**Merger Agreement**") dated as of July 25, 2007 between Russell, Fort Garry and Russell Subco, the text of which special resolution is attached as Schedule "E" to this Management Proxy Circular. See "The Amalgamation".

The Amalgamation

Summary

The principal features of the Amalgamation may be summarized as follows (and are qualified in their entirety by reference to the full text of the Merger Agreement):

Upon the Amalgamation on the Effective Date (see "The Amalgamation – Effective Date and Conditions of Amalgamation"):

1. Fort Garry and Russell Subco (a wholly owned subsidiary of Russell incorporated for the purpose of the Amalgamation) will amalgamate under Section 175 of the MCA and continue as one corporation ("**Amalco**") under the name "Fort Garry Brewing Company Ltd.";

2. each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than ENSIS, Russell Subco and any Dissenting Fort Garry Shareholders) who validly makes the Cash Only Consideration Election shall be converted into 40 Amalco Redeemable Preferred Shares, each of which is redeemable for cash at a price of $0.01 (the "**Cash Only Consideration**");

3. each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than Russell Subco and any Dissenting Fort Garry Shareholders) who validly makes the Share and Cash Consideration Election shall be converted into 0.50 of a Russell Share and 20 Amalco Redeemable Preferred Shares, each of which is redeemable for a cash price of $0.01 (the "**Share and Cash Consideration**");

4. each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than Russell Subco and any Dissenting Fort Garry Shareholders) who validly makes the Share Only Consideration Election or who does not validly make the Cash Only Consideration Election or Share and Cash Consideration Election shall be exchanged for one Russell Share (the "**Share Only Consideration**");

5. all 700,000 Fort Garry Preferred Shares shall be converted into that number of Amalco Redeemable Preferred Shares, redeemable for cash at a price of $0.01 each, equal to 93,587,120 plus 15,662 for each day from and including July 1, 2007 to and including the Effective Date;

6. each issued and outstanding Fort Garry Share held by Russell Subco shall be cancelled without any repayment of capital in respect thereof;

7. each issued and outstanding Russell Subco Common Share shall be converted into one Amalco Common Share;

8. each Dissenting Fort Garry Shareholder shall cease to have any rights as a Fort Garry Shareholder other than the right to be paid the Fair Value in respect of the Fort Garry Shares held by such Dissenting Fort Garry Shareholder in accordance with the MCA;

9. as consideration for the issuance of the Russell Shares to effect the Amalgamation, Amalco will issue to Russell one Amalco Common Share for each Russell Share so issued;

10. all of the property and assets of each of Russell Subco and Fort Garry will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Russell Subco and Fort Garry; and

11. upon redemption of the Amalco Redeemable Preferred Shares issued to Fort Garry Shareholders pursuant to clauses 2, 3 and 5, Amalco will be a wholly owned subsidiary of Russell.

The effect of the Amalgamation is that all of the property and assets of each of Russell Subco and Fort Garry will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Russell Subco and Fort Garry. Upon redemption of the Amalco Redeemable Preferred Shares issued to Fort Garry Shareholders pursuant to clauses 2, 3 and 5 above, Amalco will be a wholly owned subsidiary of Russell.

Full particulars of the Amalgamation are contained in the Merger Agreement and in the Amalgamation Agreement attached hereto as Schedule "F", both of which are incorporated by reference in this Management Proxy Circular. See "The Amalgamation". A full copy of the Merger Agreement is available for viewing at any time prior to the Fort Garry Meeting during normal business hours at Fort Garry's principal office at 130 Lowson Crescent, Winnipeg, Manitoba R3P 2H8.

<u>The Companies</u>

Fort Garry and Russell Brewing Company Ltd. ("**Russell Opco**"), a wholly owned subsidiary of Russell, each own brewery assets. See "Fort Garry Brewing Company Ltd. – Properties" and "Russell Breweries Inc. – Properties".

Russell was incorporated under the British Columbia *Company Act* (the predecessor statute of the BCBCA) on March 23, 2000 under the name "New Market Ventures Inc.". On April 7, 2005, Russell changed its name to "Russell Breweries Inc.". Russell is a publicly traded company trading on the TSX Venture Exchange (the "**TSX-V**") under the symbol "RB". Russell is a reporting issuer in the provinces of British Columbia, Alberta and Ontario. Russell's head office is located at Suite 200 – 13018 – 80th Avenue, Surrey, British Columbia V3W 3B2. See "Russell Breweries Inc." and "Russell – Post-Amalgamation".

Russell Opco was incorporated under the British Columbia *Company Act* (the predecessor statute of the BCBCA) on August 29, 1994. Russell Opco is a wholly owned subsidiary of Russell. Russell Opco's head office is located at Suite 200 – 13018 – 80th Avenue, Surrey, British Columbia V3W 3B2. See "Russell Brewing Company Ltd." and "Russell – Post-Amalgamation".

Fort Garry was formed by the amalgamation of Fort Garry Brewing Company Ltd. (corporation number 2895081) ("**Old Fort Garry**") and Two Rivers Brewing Company Ltd. (corporation number 3832504) ("**Two Rivers**") under the MCA effective May 15, 2003. Upon the effective date of the amalgamation:

1. each shareholder of Two Rivers exchanged its common shares of Two Rivers for Fort Garry common shares on the basis of 1.81359 Fort Garry common shares for every share of Two Rivers following which all Two Rivers common shares were cancelled;

2. each shareholder of Old Fort Garry exchanged its common shares of Old Fort Garry for common shares of Fort Garry on the basis of 0.23302 common share of Fort Garry for every one common share of Old Fort Garry, following which all Old Fort Garry common shares were cancelled; and

3. certain debt and warrants of Old Fort Garry held by ENSIS were restructured and cancelled, resulting in the issuance to ENSIS by Fort Garry of 1,375,000 common shares and 700,000 Class A preferred shares of Fort Garry.

Fort Garry's registered and principal office is located at 130 Lowson Crescent, Winnipeg, Manitoba R3P 2H8. Fort Garry is a publicly traded company trading on the TSX-V under the symbol "FGB". See "Fort Garry Brewing Company Ltd.".

Russell Selected Financial Information

The following tables set out certain selected consolidated financial information of Russell as at and for the years ended June 30, 2006, 2005, and 2004 and as at the eight most recently completed quarters ending at March 31, 2007. The selected consolidated financial information has been derived from Russell's annual consolidated financial statements, which are audited and from Russell's interim consolidated financial statements for the periods indicated, which are unaudited. The following information should be read in conjunction with Russell's financial statements attached hereto as Schedule "B". The financial results are not necessarily indicative of the results that may be expected for any other interim period or a full year.

Russell's annual consolidated financial statements and the interim consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

Selected Annual Consolidated Financial Information

	Years Ended June 30		
	2006 (audited) (restated) $	**2005 (audited) $**	**2004[2] (audited) $**
Net revenue	902,988	517,835	113,970
Net Loss	(382,508)	(624,820)	(132,871)
Net Loss per share[1]			
Basic and diluted	(0.04)	(0.10)	(0.02)
Total assets	1,018,436	944,822	334,064
Total Liabilities	654,172	593,604	329,069
Shareholders' equity	364,264	351,218	4,995
Shares outstanding at period ended	10,022,135	8,658,469	6,153,336[3]

Notes:

(1) Net Loss per Russell Share is the same for Basic and Diluted as the loss on a diluted basis would not be dilutive.

(2) Audited Financial Statements for New Market Ventures Inc.

(3) After 4:1 forward split effective April 7, 2005.

Selected Unaudited Quarterly Consolidated Financial Information: Russell Breweries Inc.

	Q3 March (unaudited) $	Q4 June (unaudited) $	Q1 September (unaudited) $	Q2 December (unaudited) $
2007				
Net Revenue	$338,969			
Gross Margin	240,115			
Expenses	362,104			
Other Items (net)	48,079			
Net Loss	(170,068)			
Total Assets	2,570,003			
Net Shareholders' Equity	1,555,451			
2006 (restated)				
Net Revenue	182,487	277,255	265,363	259,753
Gross margin	132,748	225,808	204,312	185,500
Expenses	235,712	302,220	318,399	516,240
Other items (net)	39,906	49,566	44,771	36,158
Net Loss	(142,870)	(125,978)	(158,858)	(366,898)
Total Assets	1,158,171	1,018,436	862,048	2,040,147
Net Shareholders' Equity	507,667	364,264	205,406	1,283,984
2005				
Net Revenue		209,277	209,640	233,606
Gross Margin		161,820	173,249	182,164
Expenses		558,826	181,1944	208,900
Other Items (net)		34,798	38560	40,419
Net Loss		(431,804)	(46,505)	(67,155)
Total Assets		944,822	994,917	1,277,784
Net Shareholders' Equity		351,218	415,963	648,808

Fort Garry Selected Financial Information

The following tables set out certain selected financial information of Fort Garry as at and for the years ended December 31, 2006, 2005, and 2004 and as at the eight most recently completed quarters ending at March 31, 2007. The selected financial information has been derived from Fort Garry's annual financial statements, which are audited and from Fort Garry's interim financial statements for the periods indicated, which are unaudited. The following information should be read in conjunction with Fort Garry's financial statements attached hereto as Schedule "A". The financial results are not necessarily indicative of the results that may be expected for any other interim period or a full year.

Fort Garry's annual financial statements and the interim financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

Selected Annual Financial Information

	Years Ended December 31		
	2006 (audited) $	2005 (audited) $	2004 (audited) $
Net revenue	2,861,244	2,375,534	2,575,491
Net Loss	(92,607)	(421,758)	(685,111)
Net Loss per share[(1)]			
Basic and diluted	(0.014)	(0.080)	(0.14)
Total assets	3,720,751	3,976,815	4,262,302
Total liabilities	2,408,974	2,572,431	2,436,160
Shareholders' equity	1,311,777	1,404,384	1,826,142
Common Shares outstanding at period ended	4,976,698	4,976,698	4,976,698

Note:

(1) Net Loss per Fort Garry Share is the same for Basic and Diluted as the loss on a diluted basis would not be dilutive.

Selected Unaudited Quarterly Financial Information: Fort Garry Brewing Company Ltd.

	Q1 March (unaudited) $	Q2 June (unaudited) $	Q3 September (unaudited) $	Q4 December (unaudited) $
2007				
Net Revenue	681,362	852,944		
Gross Margin	319,009	432,942		
Expenses	228,639	226,354		
Other Items	118,925	120,588		
Net (Loss) Income	(28,555)	86,000		
Total Assets	3,698,815	3,837,603		
Shareholders' Equity	1,283,219	1,369,222		
2006				
Net Revenue	534,895	710,048	839,216	777,085
Gross Margin	211,997	301,991	397,624	457,279
Expenses	247,010	240,255	234,091	253,650
Other Items	123,947	115,160	118,767	128,618
Net (Loss) Income	(158,960)	(53,424)	44,766	75,011
Total Assets	3,898,110	3,904,472	3,877,395	3,720,751
Shareholders' Equity	1,245,423	1,192,000	1,236,767	1,311,777

	Q1 March (unaudited) $	Q2 June (unaudited) $	Q3 September (unaudited) $	Q4 December (unaudited) $
2005 (restated as to September and December only)				
Net Revenue		672,815	646,299	506,984
Gross Margin		331,060	332,015	194,168
Expenses		276,312	262,537	244,209
Other Items		148,506	130,226	132,544
Net Loss		(93,758)	(60,748)	(182,585)
Total Assets		4,268,757	4,163,714	3,976,815
Shareholders' Equity		1,647,038	1,586,291	1,404,384

Russell Unaudited Pro Forma Summary Financial Information

The following table sets out selected unaudited pro forma financial information for Russell, assuming completion of the Amalgamation as of March 31, 2007, and should be considered in conjunction with the more complete information contained in the unaudited pro forma consolidated financial statements of Russell attached as Schedule "C" to this Management Proxy Circular. Unless otherwise indicated, all currency amounts are stated in thousands of CDN dollars.

	As at March 31, 2007
Working Capital	2,664,923
Capital Assets	3,499,815
Total Assets	10,237,033
Shareholders' Equity	7,690,790

Reasons for the Amalgamation

The business combination between Russell and Fort Garry pursuant to the Merger Agreement was negotiated by Russell and Fort Garry on the basis that the shareholders of Fort Garry and Russell would benefit from combining the interests of Fort Garry and Russell for the purposes of operating their combined brewery businesses, and to create a larger company with greater efficiencies and potential as set forth under "Recommendations of the Directors". Fort Garry and Russell believe that the Amalgamation is in the best interests of their respective shareholders for numerous reasons, but in particular Fort Garry and Russell believe that developing their brands through a combined entity will create the best prospects for long-term value for shareholders. Specifically, Fort Garry and Russell believe that the amalgamation will result in a larger publicly traded company with a greater depth of experienced management, a greater production capacity, a stronger balance sheet, a regional business development plan and expansion strategy and a greater ability to attract financing.

The Fort Garry Board retained Evans & Evans, Inc. to provide a Fairness Opinion in respect of the Amalgamation to the Fort Garry Board. The Fairness Advisor based its advice upon a consideration of relevant factors including the market value, financial and other assets, liabilities, contingent liabilities and risks as applicable to each of Fort Garry and Russell. The Fairness Opinion has been prepared for, and reviewed by, the Fort Garry Board.

See "The Amalgamation – Recommendations of the Directors", "The Amalgamation – Fairness Opinion" and the financial statements attached to this Management Proxy Circular.

Effect of the Amalgamation

Upon completion of the Amalgamation and assuming (i) all Fort Garry Shareholders elect the Share Only Consideration with each Fort Garry Share being exchanged for one Russell Share, (ii) there are 4,976,698 Fort Garry

Shares issued and outstanding at the time of the Amalgamation, and (iii) no further shares are issued by Fort Garry, Russell will issue approximately 4,976,698 Russell Shares to acquire the Fort Garry Shares, and there will be approximately 26,672,980 Russell Shares issued and outstanding.

Business Objectives

Pursuant to the Amalgamation, Fort Garry will be acquired by Russell through the amalgamation of Fort Garry and Russell Subco. Amalco will hold the assets of Fort Garry and Russell Subco and will be a wholly owned subsidiary of Russell upon completion of the Amalgamation and the redemption of all Amalco Redeemable Preferred Shares issued to Fort Garry Shareholders. See the pro forma consolidated financial statements of Russell for a description of its status as at March 31, 2007 after giving effect to the Amalgamation and the Russell Private Placement.

Fairness Opinion

Evans & Evans, Inc. (the "**Fairness Advisor**" or "**Evans**") of Vancouver, British Columbia has provided advice and an opinion (the "**Fairness Opinion**") to the Fort Garry Board in respect of the fairness of the terms of the Amalgamation, from a financial point of view, to the holders of the Fort Garry Shares. **Based upon the information and procedures and subject to the limitations described in its opinion, the Fairness Advisor has concluded that (i) the terms of the Amalgamation are fair, from a financial point of view, to the holders of the Fort Garry Shares, and (ii) the terms of the Amalgamation are fair, from a financial standpoint if the Fort Garry Shareholders choose either Cash Only Consideration, Share and Cash Consideration or Share Only Consideration in exchange for their Fort Garry Shares.** See "The Amalgamation – Fairness Opinion" in the Management Proxy Circular.

Recommendations of the Fort Garry Board

The Fort Garry Board has determined unanimously that the Amalgamation is fair to and in the best interests of the Fort Garry Shareholders and is in the best interests of Fort Garry. All of Fort Garry's directors have advised Fort Garry that they intend to vote the Fort Garry Shares held by them in favour of the Amalgamation.

The Fort Garry Board recommends that the Fort Garry Shareholders vote in favour of the Amalgamation Resolution. See "The Amalgamation – Recommendations of the Directors".

Conditions to the Amalgamation

The obligations of the parties to complete the Amalgamation and the other transactions contemplated by the Merger Agreement are subject to the satisfaction, on or before the Effective Date, of a number of specified conditions, including:

1. the approval of the Amalgamation Resolution by the requisite majority of Fort Garry Shareholders; and

2. the approval of the TSX-V.

ENSIS Support Agreement

Russell has obtained agreement (the "**ENSIS Support Agreement**") with ENSIS Growth Fund Inc. which holds approximately 21.53% of the outstanding Fort Garry Shares whereby ENSIS Growth Fund Inc. has agreed to vote its Fort Garry Shares in favour of the Amalgamation Resolution. In addition, ENSIS Growth Fund Inc. has agreed to make the Share Only Consideration Election or the Share and Cash Consideration Election with respect to its Fort Garry Shares.

Stock Exchange Approvals

It is a condition of closing that the Russell Shares to be issued to the Fort Garry Shareholders shall have been conditionally approved for listing on the TSX-V subject to the filing of required documentation. See "The Amalgamation – Conduct of the Meeting and Other Approvals – Regulatory Approvals".

Consideration Election and Transmittal Form

Accompanying this Management Proxy Circular is a consideration election and transmittal form (the "**Consideration Election and Transmittal Form**") containing instructions pursuant to which Fort Garry Shareholders may elect to receive in exchange for Fort Garry Shares the Cash Only Consideration, the Share and Cash Consideration or the Share Only Consideration in exchange for Fort Garry Shares under the Amalgamation and with respect to the deposit of certificates for Fort Garry Shares with CIBC Mellon Trust Company (the "**Depositary**") at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9. Upon return of a properly completed Consideration Election and Transmittal Form by no later than 7:00 p.m. (Winnipeg time) on October 16, 2007, together with certificates representing Fort Garry Shares, and upon occurrence of the Effective Date and the redemption that day of all issued Amalco Redeemable Preferred Shares, cash payments in the appropriate amounts and certificates for the appropriate number of Russell Shares will be distributed without charge.

Fractional Shares

No fractional Russell Shares or Amalco Redeemable Preferred Shares will be issued or delivered in connection with the Amalgamation. If at the completion of the Amalgamation, the aggregate number of Russell Shares or Amalco Redeemable Preferred Shares to be issued or delivered to a Fort Garry Shareholder would result in a fraction of a share issuable to deliverable, the number of Russell Shares or Amalco Redeemable Preferred Shares, as the case may be, to be issued or delivered will be rounded up to the nearest whole number.

Amalco Redeemable Preferred Shares

No share certificates will be issued in respect of the Amalco Redeemable Preferred Shares issued pursuant to the Amalgamation. From and after the Effective Date until their redemption, the Amalco Redeemable Preferred Shares will be evidenced by the share certificates representing the Fort Garry Shares and the Fort Garry Preferred Shares for which the Amalco Redeemable Preferred Shares have been issued.

Delivery of Russell Share Certificates and Funds

Within three Business Days after the Effective Date, Russell will deliver or cause to be delivered to the Depositary:

1. certificates representing the appropriate number of Russell Shares to the former Fort Garry Shareholders who have made the Share and Cash Consideration Election or the Share Only Consideration Election; and

2. sufficient funds to redeem all Amalco Redeemable Preferred Shares issued to the former Fort Garry Shareholders who have elected the Cash Only Consideration Election or the Share and Cash Consideration Election together with a direction to make payment in the appropriate amounts to such former Fort Garry Shareholders. Under no circumstances will interest accrue or be paid by Amalco, Russell or the Depositary on the redemption price of such Amalco Redeemable Preferred Shares redeemed by Amalco, regardless of any delay in making such payment.

Cancellation of Rights after Six Years

If a Fort Garry Shareholder fails to deliver and surrender to the Depositary the certificates representing Fort Garry Shares together with a duly executed and completed Consideration Election and Transmittal Form and other required documents, by 7:00 p.m. (Winnipeg time) on October 16, 2007, such Fort Garry Shareholder shall be deemed to have made the Share Only Consideration Election and the certificates representing the Russell Shares to which the Fort Garry Shareholder would otherwise have been entitled will be held by the Depositary for a maximum of six years from the Effective Date.

Upon the expiry of six years from the Effective Date, each such certificate representing Fort Garry Shares shall cease to represent a right or claim of any kind or nature and the right of such Fort Garry Shareholder to receive certificates representing Russell Shares, and the Russell Shares issued to such Fort Garry Shareholders, shall be deemed to be surrendered to Russell together with all dividends or distributions thereon declared or held for such holder.

Rights of Dissent

Fort Garry Shareholders and holders of Fort Garry Preferred Shares have the right to dissent to the proposed Amalgamation and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See "Rights of Dissenting Fort Garry Shareholders".

Income Tax Considerations

Holders of Fort Garry securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Amalgamation.

Under the ITA, a holder of Fort Garry Shares who exchanges such Fort Garry Shares for Russell Shares, Amalco Redeemable Preferred Shares or a combination of both under the Amalgamation will realize neither a capital gain nor a capital loss as a result of the Amalgamation. The Fort Garry Shareholder will be considered to have disposed of its shares for proceeds of disposition equal to the adjusted cost base of the Fort Garry Shares immediately before the Amalgamation and to have acquired the Russell Shares, the Amalco Redeemable Preferred or the combination thereof, as the case may be, at an aggregate cost equal to such proceeds of disposition. Where Russell Shares and Amalco Redeemable Preferred Shares are received by the Shareholder on the exchange, that aggregate cost must be allocated between the Russell Shares and the Amalco Redeemable Preferred Shares in proportion to their respective fair market values immediately after the Amalgamation. There will, however, be income tax consequences to the Shareholder on the redemption of the Amalco Redeemable Preferred Shares. A summary of principal Canadian federal income tax considerations in respect of the proposed Amalgamation is included under "The Amalgamation – Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Completion of the Amalgamation will have tax consequences under the laws of the United States. United States shareholders of Fort Garry are urged to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated by the Amalgamation.

Securities Laws Information for Canadian Shareholders

The issuance of the Russell Shares and the Amalco Redeemable Preferred Shares pursuant to the Amalgamation will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation. The Russell Shares may be resold in each of the provinces and territories of Canada without significant restriction, provided the holder is not a "control person" as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

The resale of any Russell Shares acquired in connection with the Amalgamation may be required to be made through properly registered securities dealers. Each holder is urged to consult professional advisers to determine the conditions and restrictions applicable to trades in such shares. See "The Amalgamation – Securities Laws Considerations – Canadian Securities Laws".

Securities Laws Information for United States Shareholders

The Russell Shares and the Amalco Redeemable Preferred Shares to be issued to Fort Garry Shareholders pursuant to the Amalgamation will not be registered under the *U.S. Securities Act* (as defined herein) or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by Rule 802 promulgated under the *U.S. Securities Act*, and exemptions provided under the securities laws of each state of the United States in which Fort Garry Shareholders reside.

If any of the Fort Garry Shares are "restricted securities" as defined in Rule 144 under the 1933 Act, the Russell Shares and the Amalco Redeemable Preferred Shares to be issued pursuant to the Amalgamation will also be "restricted securities", and the certificates representing the Russell Shares will bear restrictive legends. In addition,

Persons who are "affiliates" of Fort Garry immediately prior to the Amalgamation, or affiliates of Russell following the Amalgamation, will be subject to certain restrictions on transfer of their Russell Shares. Persons who may be deemed to be affiliates of an issuer include individuals that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. See "The Amalgamation – Securities Law Considerations – U.S. Securities Laws".

Risk Factors

An investment in a venture issuer involves a significant degree of risk. The Russell Shares to be issued to the Fort Garry Shareholders pursuant to the Amalgamation are subject to a number of risk factors. Holders of Fort Garry Shares should review carefully the risk factors set forth under "The Amalgamation – Risk Factors", "Fort Garry Brewing Company Ltd. – Management's Discussion and Analysis of Fort Garry for the year ended December 31, 2006 – Risks and Uncertainties", "Russell Breweries Inc. – Risk Factors" and "Russell – Post-Amalgamation – Risk Factors".

GLOSSARY OF DEFINED TERMS

In this Management Proxy Circular, the following capitalized words and terms shall have the following meanings:

"Amalco" means the amalgamated corporation resulting from the Amalgamation.

"Amalco Common Shares" means the common shares in the capital of Amalco.

"Amalco Redeemable Preferred Shares" means the Class A Redeemable Preferred shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation.

"Amalgamation" means the amalgamation of Fort Garry and Russell Subco pursuant to Section 175 of the MCA.

"Amalgamation Agreement" means the Amalgamation Agreement to be entered into between Russell, Russell Subco and Fort Garry in the form attached as Schedule "F" to this Management Proxy Circular.

"Amalgamation Resolution" means the Special Resolution approving the Amalgamation Agreement and the delisting of the Fort Garry Shares from the TSX-V to be voted on, with or without variation, by Fort Garry Shareholders at the Meeting and to be consented to in writing by ENSIS, as holder of all the issued Fort Garry Preferred Shares, substantially in the form attached as Schedule "E" to this Management Proxy Circular.

"Articles of Amalgamation" means the articles confirming the Amalgamation required under the MCA to be sent to the Director.

"BCBCA" means the *Business Corporations Act* (British Columbia), as amended.

"Business Day" means any day excepting a Saturday or Sunday or a day recognized as a holiday in Vancouver, British Columbia or Winnipeg, Manitoba, or a on which banks in Vancouver, British Columbia or Winnipeg, Manitoba are not open for business.

"Cash Only Consideration" means for each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than ENSIS and any Dissenting Fort Garry Shareholders) who validly makes the Cash Only Consideration Election, 40 Amalco Redeemable Preferred Shares each of which is redeemable for cash at a price of $0.01.

"Cash Only Consideration Election" means the election by a Fort Garry Shareholder, pursuant to the Consideration Election and Transmittal Form, to receive Cash Only Consideration.

"CEO" means Chief Executive Officer.

"Certificate of Amalgamation" means the certificate in respect of the Amalgamation.

"CFO" means Chief Financial Officer.

"Company" means Fort Garry or Russell, as the context requires, and both Fort Garry and Russell, when used in the plural.

"Competing Proposal" means a proposal or offer by a third party (other than by Russell), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or substantially all of the assets of Fort Garry or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of Fort Garry Shares (including any Fort Garry Shares then held by such third party) whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of Fort Garry Shares, sale of assets, tender offer or exchange offer or similar transaction involving Fort Garry including, without limitation, any single or multi step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or substantially all of the assets of Fort Garry or to acquire in any manner, directly or indirectly, 20% or more of the outstanding Fort Garry Shares (other than the Amalgamation).

"**Completion Deadline**" means October 22, 2007 or such later date as may be agreed between Russell, Russell Subco and Fort Garry in writing.

"**Consideration Election and Transmittal Form**" means the consideration, election and transmittal form accompanying this Management Proxy Circular pursuant to which a Fort Garry Shareholder can make the Cash Only Consideration Election, the Share and Cash Consideration Election or the Share Only Consideration Election.

"**Deposit**" means the deposit in the amount of $75,000 paid by Russell and held by Monk Goodwin LLP, the solicitors for Fort Garry.

"**Depositary**" means CIBC Mellon Trust Company, which will act as the depositary for the exchange of the Fort Garry Shares for the Russell Shares and the redemption of the Amalco Redeemable Preferred Shares pursuant to the Amalgamation.

"**Director**" means the director appointed under Section 253 of the MCA.

"**Disclosed Information**" means all information (i) disclosed in writing to Russell (or its representatives) by Fort Garry in connection with Russell's due diligence review process; or (ii) otherwise made available to Russell (or its representatives) including by way of public disclosure by Fort Garry.

"**Dissent Rights**" means the rights of a Fort Garry Shareholder and holders of Fort Garry Preferred Shares to dissent to the Amalgamation Resolution and to receive fair value for all Fort Garry Shares and Fort Garry Preferred Shares held, as more particularly described under the heading "Rights of Dissenting Fort Garry Shareholders" in this Management Proxy Circular and in Section 184 of the MCA.

"**Dissenting Fort Garry Shareholder**" means a Fort Garry Shareholder or a holder of Fort Garry Preferred Shares who exercises Dissent Rights in accordance with Section 184 of the MCA.

"**EBITDA**" means net income (loss) under GAAP before amortization, interest expense, depreciation and income taxes. EBITDA is used to monitor operating performance.

"**Effective Date**" means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation.

"**ENSIS**" means ENSIS Investment Limited Partnership and ENSIS Growth Fund Inc., and any one of them.

"**ENSIS Support Agreement**" means the agreement obtained by Russell from ENSIS Growth Fund Inc. which holds approximately 21.53% of the outstanding Fort Garry Shares whereby ENSIS Growth Fund Inc. has agreed to (i) vote its Fort Garry Shares in favour of the Amalgamation, (ii) accept Share Only Consideration or Share and Cash Consideration with respect to its Fort Garry Shares, and (iii) accept the Cash Consideration for the Fort Garry Preferred Shares held by it as contemplated by the Merger Agreement.

"**Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended.

"**Fairness Advisor**" or "**Evans**" means Evans & Evans, Inc. of Vancouver, British Columbia, the fairness advisor to Fort Garry in respect of the Amalgamation.

"**Fairness Opinion**" means the valuation report and related fairness opinion dated July 23, 2007 prepared by the Fairness Advisor and delivered to the Fort Garry Board in respect of the fairness of the terms of the Amalgamation, from a financial point of view, to the holders of the Fort Garry Shares.

"**Fort Garry**" means Fort Garry Brewing Company Ltd., a corporation subsisting under the MCA.

"**Fort Garry Board**" means the board of directors of Fort Garry.

"**Fort Garry Material Adverse Change**" means any change in the financial condition, operations, assets, liabilities, or business of Fort Garry which is materially adverse to the business of Fort Garry other than a change:

(a) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Russell or its representatives by Fort Garry or its representatives prior to the date of this Agreement or (y) the Disclosed Information;

(b) resulting from conditions affecting the beer industry as a whole; or

(c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere.

"**Fort Garry Material Adverse Effect**" means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Fort Garry provided, however, that a Material Adverse Effect shall not include an adverse effect resulting from a change:

(a) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Russell or its representatives by Fort Garry or its representatives prior to the date of this Agreement or (y) the Disclosed Information;

(b) resulting from conditions affecting the beer industry as a whole; or

(c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere.

"**Fort Garry Meeting**" means the special meeting of Fort Garry Shareholders to be held at 7:00 p.m. (Winnipeg time) on October 18, 2007 for the purpose of voting on the Amalgamation Resolution and all other matters to be presented by management at the Meeting and any adjournment or postponement thereof.

"**Fort Garry Meeting Date**" means the date on which the Fort Garry Meeting occurs.

"**Fort Garry Preferred Shares**" means the 700,000 issued and outstanding class A preferred shares in the capital of Fort Garry of which 628,305 are held by ENSIS Growth Fund Inc. and 71,695 are held by ENSIS Investment Limited Partnership.

"**Fort Garry Shareholders**" means, at the relevant time, the holders of Fort Garry Shares.

"**Fort Garry Shares**" means common shares in the capital of Fort Garry, presently existing and existing up to the completion of the Amalgamation.

"**GAAP**" means generally accepted accounting principles in effect in Canada, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

"**Government Authority**" means any foreign, national, provincial, local or state government, any political subdivision or any governmental, judicial, public or statutory instrumentality, court, tribunal, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question.

"**Management Proxy Circular**" means this management proxy circular to be sent to the Fort Garry Shareholders in connection with the Meeting.

"**MCA**" means *The Corporations Act* (Manitoba), as amended.

"**Merger Agreement**" means the merger agreement made as of July 25, 2007 between Russell, Russell Subco and Fort Garry providing for, among other things, the terms and conditions of the Amalgamation.

"**Person**" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Authority, syndicate or other entity, whether or not having legal status.

"**Record Date**" means September 24, 2007, being the date for determining Fort Garry Shareholders entitled to receive notice of and vote at the Fort Garry Meeting.

"**Redemption Date**" means the day on which Amalco redeems the Amalco Redeemable Preferred Shares.

"**Registered Holder**" means a shareholder of record of Fort Garry Shares.

"**Regulatory Approval**" means any approval, consent, waiver, permit or exemption from any Government Authority having jurisdiction or authority over any party or the subsidiary of any party which is required or advisable to be obtained in order to permit the Amalgamation to be effected including, for greater certainty, the approval by the TSX-V of Fort Garry's change of control and of the issuance of Russell Shares and the acquisition of Fort Garry by Russell as contemplated in the Merger Agreement, and "**Regulatory Approvals**" means all such approvals, consents, waivers, permits, orders or exemptions.

"**Russell**" means Russell Breweries Inc., a corporation subsisting under the BCBCA.

"**Russell Board**" means the board of directors of Russell.

"**Russell Material Adverse Change**" means any change in the financial condition, operations, assets, liabilities, or business of Russell and its subsidiaries, considered as a whole, which is materially adverse to the business of Russell and its Subsidiaries, considered as whole; other than a change:

(a) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Fort Garry or its representatives by Russell or its representatives prior to the date of this Agreement or (y) information which has been disclosed in writing or otherwise made available by Russell to Fort Garry;

(b) resulting from conditions affecting the beer industry as a whole; or

(c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere.

"**Russell Material Adverse Effect**" means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Russell and its subsidiaries, considered as a whole; provided, however, that a Russell Material Adverse Effect shall not include an adverse effect resulting from a change:

(a) which arises out of or in connection with (x) a matter that has been publicly disclosed or otherwise disclosed in writing to Fort Garry or its representatives by Russell or its representatives prior to the date of this Agreement or (y) information which has been disclosed in writing or otherwise made available by Russell to Fort Garry;

(b) resulting from conditions affecting the beer industry as whole; or

(c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere.

"**Russell Opco**" means Russell Brewing Company Ltd., a corporation subsisting under the BCBCA and a wholly owned subsidiary of Russell.

"**Russell Private Placement**" means the private placement of 5,294,166 units of Russell at a price of $0.60 per unit completed July 27, 2007 with each unit consisting of one Russell Share and one share purchase warrant entitling the holder to purchase one additional Russell Share at a price of $0.75 for a period of one year from completion subject to an early expiry provision that once resale restrictions on the shares have expired and upon Russell Shares trading at or above a weighted average trading price of $1.00 for 15 consecutive days Russell may give notice that the warrants will expire 30 days from the date of providing such notice. The units were sold by Russell's lead agent, Bolder Investment Partners Ltd., and syndicated with Canaccord Capital Corporation and MGI Securities Inc. The agents received cash commission of $245,782 and 13,896 units equal to 8% of the gross proceeds of the offering and in addition were granted 529,417 agents warrants exercisable for a period of one year from the date of closing of the offering. Each agents warrant is exercisable into one common share of Russell at $0.60 and is subject to early expiry conditions. In addition, Bolder Investment Partners Ltd. was paid an administration fee of $5,000 and a corporate finance fee of 50,000 units. Other costs of this private placement are estimated at $75,000.

"**Russell Shareholders**" means at the relevant time, the holders of Russell Shares.

"**Russell Shares**" means voting common shares in the capital of Russell.

"**Russell Subco**" means 5506752 Manitoba Ltd., a corporation subsisting under the MCA and a wholly owned subsidiary of Russell.

"**Russell Subco Shares**" means the common shares in the capital of Russell Subco.

"**Securities Acts**" means the securities acts or the equivalent securities legislation of each of the provinces and territories of Canada, as amended.

"**Securities Legislation**" means the Securities Acts, the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, bylaws and policies of the TSX-V.

"**Share and Cash Consideration**" means for each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than any Dissenting Fort Garry Shareholders) who validly makes the Share and Cash Consideration Election, 0.50 of a Russell Share and 20 Amalco Redeemable Preferred Shares each of which is redeemable for a cash price of $0.01.

"**Share and Cash Only Consideration Election**" means the election by a Fort Garry Shareholder, pursuant to the Consideration Election and Transmittal Form, to receive Share and Cash Consideration.

"**Share Only Consideration**" means for each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than any Dissenting Fort Garry Shareholders) who validly makes the Share Only Consideration Election or does not validly make the Cash Only Consideration Election or Share and Cash Consideration Election, one Russell Share.

"**Share Only Consideration Election**" means the election by a Fort Garry Shareholder, pursuant to the Consideration Election and Transmittal Form, to receive Share Only Consideration.

"**Special Resolution**" means a resolution required to be approved by not less than a two-thirds majority of the votes cast by those shareholders who (being entitled to do so) vote in person or by proxy at the Meeting.

"**Subsidiaries**" has the meaning given by the MCA.

"**Superior Proposal**" means a *bona fide*, written Competing Proposal that is not solicited after May 25, 2007 where the Person making such Competing Proposal or the making of the Competing Proposal is not in breach of any agreement between such Person and Fort Garry and (x) in respect of which any required financing has been demonstrated to the satisfaction of the Fort Garry Board, acting in good faith, to be reasonably likely to be obtained and (y) in respect of which the Fort Garry Board, supported by an opinion from Fort Garry's financial advisors, determines in good faith is, or would be, if consummated in accordance with its terms, reasonably expected to result in a transaction more favourable to its shareholders than the Amalgamation.

"**TSX**" means the Toronto Stock Exchange.

"**TSX-V**" means the TSX Venture Exchange.

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

FORT GARRY BREWING COMPANY LTD.

130 Lowson Crescent, Winnipeg, Manitoba R3P 2H8

Telephone: (204) 487-3678
Facsimile: (204) 487-0839

MANAGEMENT PROXY CIRCULAR

as at September 10, 2007 (unless otherwise indicated)

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of FORT GARRY BREWING COMPANY LTD. ("Fort Garry") for use at the special meeting (the "Meeting") of its shareholders to be held on October 18, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Fort Garry. All costs of this solicitation will be borne by Fort Garry. These officers and employees will receive no compensation other than their regular salaries but will be reimbursed for their reasonable expenses, which it is expected will not exceed $1,000 in the aggregate.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are Douglas Saville, the President and Chief Executive Officer of Fort Garry and Richard Hoeschen, Secretary of Fort Garry. **A shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.**

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by Fort Garry's registrar and transfer agent, CIBC Mellon Trust Company, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 7:00 p.m., Winnipeg time, on October 16, 2007) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1. Proxies delivered by facsimile should be sent to CIBC Mellon Trust Company at (416) 368-2502 (1-866-781-3111 North America only).

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to CIBC Mellon Trust Company or to the registered office of Fort Garry. To be effective, the revocation must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely by 7:00 p.m., Winnipeg time, on October 16, 2007) or any adjournment thereof at which the proxy is to be used. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. However, shareholders of Fort Garry are "non-registered" shareholders because the common shares of Fort Garry (the "**Fort Garry Shares**") they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Fort Garry Shares. More particularly, a person is not a registered shareholder in respect of Fort Garry Shares which are held on behalf of that person (the

"**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Fort Garry Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Fort Garry has distributed copies of the Notice of Meeting, Management Proxy Circular and form of proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of Fort Garry Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with CIBC Mellon Trust Company** as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Fort Garry Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy nominees named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

Exercise of Discretion

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Fort Garry Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified; and

(b) any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Fort Garry Shares represented by the proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of Fort Garry knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgment.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of Fort Garry consists of an unlimited number of non-voting Class A preferred shares and voting shares and voting common shares. As of the date hereof there are 700,000 Class A preferred shares and 4,976,698 common shares outstanding.

Only shareholders of record at the close of business on September 24, 2007, who either attend the Meeting personally or complete and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Fort Garry Shares voted at the Meeting.

To the knowledge of the directors, the only shareholders who, as of the date of this Management Proxy Circular, owned beneficially, or exercised control or discretion over more than 10% of either the total outstanding non-voting Class A preferred shares of Fort Garry or the total outstanding voting common shares of Fort Garry, are ENSIS Growth Fund Inc., which beneficially owns 628,305 Class A preferred shares or 89.75% of the total outstanding Class A preferred shares of Fort Garry, and 1,071,675 common shares carrying 21.53% of the votes attached to the total outstanding common shares of Fort Garry, and co-investor ENSIS Investment Limited Partnership, which owns 71,695 Class A preferred shares or 10.25% of the total outstanding Class A preferred shares of Fort Garry, and 303,325 common shares carrying 6.09% of the votes attached to the total outstanding common shares of Fort Garry.

SPECIAL MEETING MATTERS

Statement of Executive Compensation

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by Fort Garry.

Compensation Summary

Applicable securities legislation requires that the table below set out all compensation paid during the previous three financial years to Fort Garry's Chief Executive Officer and Chief Financial Officer as well as each of Fort Garry's three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 (collectively the "**Fort Garry NEOs**"). The President and Chief Executive Officer and the Chief Financial Officer are the only Fort Garry NEOs.

Summary Compensation Table – Named Executive Officers

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/SARs Granted #	Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts $	All Other Compensation $
Douglas Saville	2006	85,000[1]	nil	nil	nil	nil	nil	nil
President and Chief	2005	70,000	nil	nil	nil	nil	nil	nil
Executive Officer	2004	70,000	10,000	nil	nil	nil	nil	nil

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation $
					Awards		Payouts	
		Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/SARs Granted #	Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts $	
Denis Chabbert (2006 – present) Chief Financial Officer	2006	30,000	nil	nil	nil	nil	nil	nil
Bob Mondor (2004-2005) Chief Financial Officer	2005	32,100	nil	nil	nil	nil	nil	nil
	2004	36,769	nil	nil	nil	nil	nil	nil

Note:

(1) This amount represents the annual salary paid to Douglas Saville in his capacity as President and Chief Executive Officer of Fort Garry, management fees paid to Denis Chabbert in his capacity as Chief Financial Officer of Fort Garry.

Long-Term Incentive Plan Awards

A long-term incentive plan ("**LTIP**") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("**SARs**") plans or plans for compensation through shares or units that are subject to restrictions on resale. Fort Garry does not have an LTIP for its directors and officers.

Options and SARs

Fort Garry does not have any incentive stock option or SARs plans.

Pension Plans

Fort Garry does not have any pension plans or long-term incentive plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

There is an employment contract between Fort Garry and Douglas Saville pursuant to which Mr. Saville is employed by Fort Garry as President, CEO and Brewmaster. The contract has a three-year term expiring May 15, 2009. Compensation is $85,000 per annum base salary plus benefits and a bonus of 25% of annual EBITDA over $625,000 with a maximum bonus amount of $40,000 per annum. Employment may be terminated by Fort Garry upon payment of one month's salary for every year worked beginning in 1998 subject to a 12-month salary cap on such termination payment.

Except as set forth above, there is no compensatory plan, contract or arrangement between Fort Garry and the Fort Garry NEOs under which a Fort Garry NEO is entitled to receive any payment whatsoever from Fort Garry in the event of:

(a) the resignation, retirement or any other termination of a Fort Garry NEO employment with Fort Garry;

(b) a change of control of Fort Garry; or

(c) a change in a Fort Garry NEO's responsibilities following a change in control.

Compensation of Directors

The aggregate direct remuneration paid or payable by Fort Garry to senior officers or directors for services rendered during Fort Garry's financial year ended December 31, 2006, including salaries and bonuses, was $112,306.

Indebtedness of Directors and Officers

None of the current or former directors, employees or executive officers of Fort Garry, and none of the associates of such persons is or has been indebted to Fort Garry at any time since the beginning of Fort Garry's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Fort Garry.

Management Contracts

Management services for Fort Garry are not, to any substantial degree, performed by persons other than the executive officers of Fort Garry. One executive officer of Fort Garry provides these services pursuant to a service agreement which may be terminated upon written notice by either party (also see "Special Meeting Matters – Termination of Employment, Change in Responsibilities and Employment and Management Contracts" and "Special Meeting Matters – Compensation Summary").

Interest of Informed Persons in Material Transactions

None of the directors or executive officers of Fort Garry nor any person who beneficially owns, directly or indirectly, shares of Fort Garry or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of Fort Garry, nor any associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Fort Garry's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect Fort Garry, except as disclosed herein.

Particulars of Matters to be Acted Upon

At the Meeting, Fort Garry Shareholders will be asked to consider, and if thought fit, to approve, with or without variation, the Amalgamation Resolution approving the Amalgamation of Fort Garry and Russell Subco under Section 175 of the MCA involving the issuance of Russell Shares and Amalco Redeemable Preferred Shares to shareholders of Fort Garry in exchange for their Fort Garry Shares and Fort Garry Preferred Shares.

See "The Amalgamation" for further information respecting the Amalgamation.

THE AMALGAMATION

Approval of Amalgamation Resolution

At the Meeting, Fort Garry Shareholders will be asked to approve, if thought fit, with or without variation, the Amalgamation Resolution, substantially in the form set out in Schedule "E" to this Management Proxy Circular. For the details of the Amalgamation, see below.

Principal Steps of the Amalgamation

In the event the Amalgamation Resolution is approved at the Meeting, upon the Amalgamation on the Effective Date (see "The Amalgamation – Effective Date and Conditions of Amalgamation"):

1. Fort Garry and Russell Subco (a wholly owned subsidiary of Russell incorporated for the purpose of the Amalgamation) will amalgamate under Section 175 of the MCA and continue as one corporation ("**Amalco**") under the name "Fort Garry Brewing Company Ltd.";

2. each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than ENSIS and any Dissenting Fort Garry Shareholders) who validly makes the Cash Only Consideration Election shall be converted into 40 Amalco Redeemable Preferred Shares, each of which is redeemable for cash at a price of $0.01 (the "**Cash Only Consideration**");

3. each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than any Dissenting Fort Garry Shareholders) who validly makes the Share and Cash Consideration Election shall be converted into 0.50 of a Russell Share and 20 Amalco Redeemable Preferred Shares, each of which is redeemable for a cash price of $0.01 (the "**Share and Cash Consideration**");

4. each issued and outstanding Fort Garry Share held by a Fort Garry Shareholder (other than any Dissenting Fort Garry Shareholders) who validly makes the Share Only Consideration Election or who does not validly make the Cash Only Consideration Election or Share and Cash Consideration Election shall be exchanged for one Russell Share (the "**Share Only Consideration**");

5. all 700,000 Fort Garry Preferred Shares shall be converted into that number of Amalco Redeemable Preferred Shares, redeemable for cash at a price of $0.01 each, equal to 93,587,120 plus 15,662 for each day from and including July 1, 2007 to and including the Effective Date;

6. each issued and outstanding Fort Garry Share held by Russell Subco shall be cancelled without any repayment of capital in respect thereof;

7. each issued and outstanding Russell Subco Common Share shall be converted into one Amalco Common Share;

8. each Dissenting Fort Garry Shareholder shall cease to have any rights as a Fort Garry Shareholder other than the right to be paid the Fair Value in respect of the Fort Garry Shares held by such Dissenting Fort Garry Shareholder in accordance with the MCA;

9. as consideration for the issuance of the Russell Shares to effect the Amalgamation, Amalco will issue to Russell one Amalco Common Share for each Russell Share so issued;

10. all of the property and assets of each of Russell Subco and Fort Garry will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Russell Subco and Fort Garry; and

11. upon redemption of the Amalco Redeemable Preferred Shares issued to Fort Garry Shareholders pursuant to clauses 2, 3 and 5, Amalco will be a wholly owned subsidiary of Russell.

Full particulars of the Amalgamation are contained in the Merger Agreement and in the Amalgamation Agreement attached hereto as Schedule "F", both of which are incorporated by reference in this Management Proxy Circular. See "The Amalgamation". A full copy of the Merger Agreement is available for viewing at any time prior to the Fort Garry Meeting during normal business hours at Fort Garry's principal office at 130 Lowson Crescent, Winnipeg, Manitoba R3P 2H8.

As a consequence of the Amalgamation, Fort Garry will be delisted from the TSX-V.

Effect of the Amalgamation

The effect of the Amalgamation is that all of the property and assets of each of Russell Subco and Fort Garry will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of Russell Subco and Fort Garry.

Fort Garry Shareholders (other than ENSIS and any Dissenting Fort Garry Shareholders) who make the Cash Only Consideration Election will receive Cash Only Consideration. Fort Garry Shareholders (other than any Dissenting Fort Garry Shareholders) who validly make the Share and Cash Consideration Election will receive Share and Cash Consideration. Fort Garry Shareholders (other than any Dissenting Fort Garry Shareholders) who validly make the Share Only Consideration Election or who do not validly make the Cash Only Consideration Election or Share and Cash Consideration Election will receive Share Only Consideration. All 700,000 Fort Garry Preferred Shares held by ENSIS will be converted into that number of Amalco Redeemable Preferred Shares, redeemable for cash at a price of $0.01 each, equal to $93,587,120 plus $15,662 for each day from and including July 1, 2007 to and including the Effective Date. Amalco, the entity resulting from the Amalgamation, will be a wholly owned subsidiary of Russell following completion of the Amalgamation. All Amalco Redeemable Preferred Shares issued to Fort Garry Shareholders upon the Amalgamation will be redeemed for cash on the Effective Date.

Upon completion of the Amalgamation and assuming (i) all Fort Garry Shareholders elect the Share Only Consideration with each Fort Garry Share being exchanged for one Russell Share, (ii) there are 4,976,698 Fort Garry Shares issued and outstanding at the time of the Amalgamation, and (iii) no further shares are issued by Fort Garry, Russell will issue approximately 4,976,698 Russell Shares to acquire the Fort Garry Shares and there will be approximately 26,672,980 Russell Shares issued and outstanding.

Fort Garry Shareholders will hold Russell Shares which will continue to be listed on the TSX-V and will retain the name "Russell Breweries Inc.". Russell, Russell Opco and Amalco will continue the combined brewery businesses of Russell and Fort Garry. See "Russell – Post-Amalgamation" for disclosure about its operations, post-Amalgamation.

Reasons for the Amalgamation

The business combination between Russell and Fort Garry pursuant to the Merger Agreement was negotiated by Russell and Fort Garry on the basis that the shareholders of Fort Garry and Russell would benefit from combining the interests of Fort Garry and Russell for the purposes of operating their combined brewery businesses, and to create a larger company with greater efficiencies and potential as set forth under "Recommendations of the Directors". Fort Garry and Russell believe that the Amalgamation is in the best interests of their respective shareholders for numerous reasons, but in particular Fort Garry and Russell believe that developing their brands through a combined entity will create the best prospects for long-term value for shareholders. Specifically, Fort Garry and Russell believe that the amalgamation will result in a larger publicly traded company with a greater depth of experienced management, a greater production capacity, a stronger balance sheet, a regional business development plan and expansion strategy and a greater ability to attract financing.

The Fort Garry Board retained Evans to provide a Fairness Opinion in respect of the Amalgamation to the Fort Garry Board. The Fairness Advisor based its advice upon a consideration of relevant factors including the market value, financial and other assets, liabilities, contingent liabilities and risks as applicable to each of Fort Garry and Russell. The Fairness Opinion has been prepared for, and reviewed by, the Fort Garry Board.

See "The Amalgamation – Recommendations of the Directors", "The Amalgamation – Fairness Opinion" and the financial statements attached to this Management Proxy Circular.

Recommendations of the Directors

The Fort Garry Board has reviewed the terms and conditions of the Merger Agreement and the transactions contemplated thereunder and has received the Fairness Opinion provided by the Fairness Advisor, and has concluded that such transactions are fair and reasonable to the Fort Garry Shareholders, and in the best interests of Fort Garry. The Fort Garry Board therefore recommends that the Fort Garry Shareholders vote in favour of the Amalgamation Resolution and any other related resolutions proposed by the Fort Garry Board as set out in the Notice of Meeting.

In arriving at its conclusion, the Fort Garry Board considered, among other matters:

- information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Fort Garry and Russell;
- information provided by Russell with respect to its properties and brewing and sales operations;
- the procedures by which the Amalgamation is to be approved;
- the tax treatment of Fort Garry Shareholders under the Amalgamation;

- the availability of Dissent Rights to Fort Garry Shareholders with respect to the Amalgamation;
- the management group of Russell;
- the Fairness Opinion from the Fairness Advisor;
- Russell's greater combined capitalization and liquidity;
- through greater size and diversity, Fort Garry Shareholders will have more exposure to potential investment opportunities;
- Russell's improved working capital position and ability to raise capital;
- Russell's share trading liquidity;
- Russell's branding and marketing expertise;
- Russell's Advisory Board and the related regional and national account connections; and
- Russell's rapid sales growth and strategic plan.

The Fort Garry Board also identified disadvantages associated with the Merger Agreement and the transactions contemplated thereunder, including the fact that the Fort Garry Shareholders after the Amalgamation will be subject to:

(a) dilution of their interest in Fort Garry; and

(b) the risk factors applicable to Russell. See "The Amalgamation – Amalgamation Risk Factors", "Russell Breweries Inc. – Risk Factors" and "Russell – Post-Amalgamation – Risk Factors".

ENSIS Support Agreement

Russell has obtained a Support Agreement with ENSIS Growth Fund Inc. holding in the aggregate approximately 21.53% of the outstanding Fort Garry Shares whereby they have agreed to vote their Fort Garry Shares in favour of the Amalgamation Resolution. In addition, ENSIS Growth Fund Inc. has agreed to make the Share Only Consideration Election or the Share and Cash Consideration Election with respect to its Fort Garry Shares.

Amalgamation Risk Factors

The Russell securities to be issued pursuant to the Amalgamation are subject to a number of risk factors. Shareholders of Fort Garry should review carefully the risk factors set forth under "Fort Garry Brewing Company Ltd. – Management's Discussion and Analysis of Fort Garry for the year ended December 31, 2006 – Risks and Uncertainties", "Russell Breweries Inc. – Risk Factors" and "Russell – Post-Amalgamation – Risk Factors".

Effects of the Amalgamation on Shareholders' Rights

As a result of the Amalgamation, all Fort Garry Shareholders and holders of Fort Garry Preferred Shares (other than Dissenting Fort Garry Shareholders and Fort Garry Shareholders who elect to receive Cash Only Consideration) will become Russell Shareholders. As a result, Fort Garry Shareholders and holders of Fort Garry Preferred Shares will be shareholders of a British Columbia company governed by the BCBCA and by Russell's constating documents, unless they exercise Dissent Rights in connection with the Amalgamation or, in the case of Fort Garry Shareholders, elect to receive Cash Only Consideration.

Conduct of the Meeting and Other Approvals

Shareholder Approval of the Amalgamation

In order for the Amalgamation to be effected, the MCA requires the Amalgamation Agreement to be approved by the Amalgamation Resolution passed separately by the Fort Garry Shareholders and by the holders of Fort Garry Preferred Shares. The complete text of the Amalgamation Resolution to be presented to the Meeting is set forth in Schedule "E". The Amalgamation Resolution must be approved by a majority of at least two-thirds of the votes of those Fort Garry Shareholders and two-thirds of the votes of those holders of Fort Garry Preferred Shares who are present and vote either in person or by proxy at the Meeting.

Regulatory Approvals

The Fort Garry Shares currently trade on the TSX-V. As such, Fort Garry is required to obtain the approval of the TSX-V in order for the Amalgamation to be effected. Fort Garry is a reporting issuer in Manitoba, British Columbia, Alberta and Saskatchewan. By way of letter dated July 23, 2007, the TSX-V conditionally approved the Amalgamation subject to receipt of confirmation that the transactions have completed in accordance with all relevant securities and corporate laws, evidence of shareholder approval for the delisting and related transactions, confirmation of closing of the transactions and confirmation of the delisting date. The Russell Shares trade on the TSX-V. As such, Russell will be required to obtain final approval of the TSX-V in order for the Amalgamation to be effected. Russell is a reporting issuer in British Columbia, Alberta and Ontario. By way of letter dated June 21, 2007, the TSX-V conditionally approved the proposed transaction in respect of Russell. Final approval is conditional upon Russell satisfying the filing requirements as outlined in Policy 5.3, Section 5, and receipt of the required regulatory approvals for the Amalgamation. Fort Garry is also required to obtain certain third party consents prior to the Effective Date. See "Conditions to the Amalgamation Becoming Effective".

Shareholders of Fort Garry should be aware that the foregoing final TSX-V approval has not yet been given by the regulatory authorities referred to above. Fort Garry cannot provide any assurances that such approvals and consents will be obtained.

Fairness Opinion

General

The Independent Committee of the Fort Garry Board (the "**Committee**") engaged Evans as its Fairness Advisor to provide the Committee with an appropriate independent basis to evaluate the fairness of the terms of the Amalgamation. The Fairness Advisor is not an insider, associate or affiliate of Fort Garry or Russell. The Fairness Advisor has not acted as advisor to Russell or its respective affiliates in connection with the Amalgamation and has not prepared previous evaluations of Fort Garry or Russell.

A summary of the Fairness Opinion prepared by the Fairness Advisor dated July 23, 2007 is provided below. The summary is qualified in its entirety by the full text of the Fairness Opinion. Certain of the figures included in the summary below are based on historical information available to the Fairness Advisor at the time of preparation of the Fairness Opinion and have been updated elsewhere in this Management Proxy Circular. Accordingly, such figures may vary elsewhere in the Management Proxy Circular. The analysis conducted by the Fairness Advisor, as described in the Fairness Opinion, must be considered as a whole. To focus on specific portions of the analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Fairness Opinion. Fort Garry Shareholders are urged to read the Fairness Opinion, a copy of which is attached (without schedules) as Schedule "I" to this Management Proxy Circular. A full copy (including schedules) of the Fairness Opinion is available for viewing at any time up to the Meeting during normal business hours at the business office at 130 Lowson Crescent, Winnipeg, Manitoba R3P 2H8.

In determining the fairness of the proposed offer, Evans considered the fair market value of Fort Garry and Russell as at June 30, 2007 (the "**Valuation Date**"). Fair market value means the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of cash. The shares of Fort Garry and Russell were valued *en bloc*.

Review of Financial Results – Fort Garry

In determining the underlying book value of the Fort Garry Shares pre-Amalgamation, Evans reviewed the adjusted tangible asset backing ("**TAB**") of Fort Garry as at the Valuation Date.

The value of a firm's tangible assets affects a purchaser's analysis of the risk inherent in investing in that firm. Tangible asset backing is defined as the aggregate fair market value of all tangible and identifiable intangible assets of a business, where the latter have values that can be separately determined under a going-concern assumption, minus all liabilities. Valuation theory holds that tangible asset backing is relevant, given the higher TAB, generally the higher the value of a firm. This TAB calculation work is outlined in Schedule 3.0 of the Fairness Opinion.

Evans reviewed the March 31, 2007 balance sheet of Fort Garry and made certain adjustments in order to determine the TAB of Fort Garry as at the Valuation Date. In doing so, it was determined by Evans that the net adjusted TAB of Fort Garry (after noted adjustments) was approximately $3,100,000. In calculating the TAB of Fort Garry, a significant leverage adjustment was made, as outlined in the following two paragraphs.

Redundancies, or redundant assets, are defined as those assets which are not required in the day-to-day operation of a business and, accordingly can be liquidated or put to some alternative use without risk to the business. The fair market value of a corporation's redundant assets increases the fair market value of its shares otherwise determined under an income approach. Alternatively, a company's capital structure may be over-leveraged when compared to industry norms. The degree of over-leverage is considered a negative redundancy and must be adjusted for in determining the company's fair market value.

In determining the fair market of Fort Garry and Russell, Evans first adjusted the balance sheet at the Valuation Date in order that the Company's financial ratios are in line with industry norms. In reviewing Fort Garry's financial position as at the Valuation Date, Evans was of the view that Fort Garry was over-leveraged, i.e., had too much debt. Accordingly, a leverage adjustment of $1.7 million was determined to be required when utilizing an income approach to the valuation of Fort Garry.

Review of Financial Results – Russell

Evans reviewed the March 31, 2007 balance sheet of Russell and made certain adjustments to Russell's balance sheet in order to determine the net adjusted TAB for Russell as at the Valuation Date. In doing so, it was determined by Evans that the TAB of Russell (after noted adjustments) was approximately $1,800,000. In calculating the TAB of Russell, a leverage adjustment was made. In reviewing Russell's financial position as at the Valuation Date, Evans was of the view that Russell was over-leveraged, i.e., had too much debt. Accordingly, a leverage adjustment of $370,000 was determined to be required when utilizing an income approach to the valuation of Russell.

Valuation of Fort Garry

Fort Garry Valuation Approach

Evans believed it was appropriate to value Fort Garry on a going-concern basis. Given the nature and status of Fort Garry as at the Valuation Date, Evans was of the view that the most appropriate method in determining the range of the fair market value of Fort Garry at the Valuation Date was an income approach and a market approach based on a going-concern assumption. Specifically, Evans used a capitalization of earnings before interest, taxes, depreciation and amortization ("**EBITDA**") method and a trading price method.

Income Approach — Capitalized EBITDA Method

By weighting the actual operating EBITDA for Fort Garry for fiscal years 2005 and 2006 and budgeted 2007 by 2, 4 and 4 respectively for the low end and 0, 6 and 4 respectively for the high end, Evans arrived at a maintainable EBITDA for Fort Garry in the range of $380,000 to $450,000.

In selecting an appropriate capitalization rate to apply to Fort Garry's estimated future EBITDA, Evans considered the influence of both internal and external factors on business risk as well as discussions with industry participants with respect to "rules of thumb" in the industry. Evans' assessment of the risk associated with Fort Garry resulted in the application of a multiple of 8.0 times to 9.0 times (or capitalization rates of 11.11% to 12.5%) to the range of indicated EBITDA. This resulted in an enterprise value in the range of $3,400,000 to $3,600,000.

After deducting the fair market value of the interest bearing debt of $1,050,000, Evans arrived at a fair market value of the Fort Garry equity of $2.4 million to $2.6 million. Upon arriving at the fair market value of 100% of the issued and outstanding shares (i.e., the equity) the fair market value of the common shares was determined by deducting the redemption value of the preferred shares plus the accrued dividends owing. Under the capitalized EBITDA method, the fair market value of the Fort Garry Shares was determined by Evans to be $1,500,000 to $1,700,000.

Market Approach — Trading Price Method

In arriving at the fair market value of the Fort Garry Shares under the trading price method, Evans considered a weighting of the implied value based on the average trading price of FGB over the 30 days preceding the Valuation Date and the 90 days preceding the Valuation Date. A weighted approach was considered appropriate as both the trading volume and trading price substantially increased following the announcement of the proposed transaction with Russell.

Given the Fort Garry Shares have not historically traded in significant volumes, the authors of the Fairness Opinion deemed it necessary to examine the trading history of Fort Garry to determine the actual ability of shareholders to realize the implied value of their shares (i.e., sell). In examining the trading volumes of Fort Garry over the previous six months it was apparent that daily trading volumes were relatively low (on average less than 10,000 shares per day). This provided supporting evidence that trading price was not indicative of fair market value of Fort Garry. The thinness of trading over the previous six months of operations also suggested that any indication of fair market value from a market capitalization perspective is unlikely. Further, large blocks of shares were generally traded at a "blockage discount" to the market value. In the context of a public market, "blockage discount" is defined as the decrease in stock market trading price created by the forces of supply and demand when a block of shares larger than normal trading lots is exposed for sale at one time. However, Evans did deem it important to consider the trading price of Fort Garry given the increase in trading volumes since the announcement of the proposed transaction with Russell.

Under the trading price method, Evans found that the value of the Fort Garry Shares was in the range of $1.9 million.

Valuation Conclusion

The fair market value of the Fort Garry Shares was determined by Evans to be in the range of $1.6 million to $1.9 million. The low end of the range was the mid-point of the fair market value as determined using the capitalized EBITDA method. The high end of the range was arrived at using the trading price method.

Valuation of Russell

Russell Valuation Approach

Evans believed it was appropriate to value Russell on a going-concern basis. Given the nature and status of Russell at the Valuation Date as well as the different approaches of valuation, Evans was of the view that the most appropriate method in determining the range of the fair market value of Russell at the Valuation Date was a weighted approach giving consideration to two separate market approaches. Specifically, Evans weighted the historical transaction method and the trading price method in arriving at the fair market value of Russell.

Market Approach — Trading Price Method

In arriving at the fair market value of Russell under the trading price method, Evans considered the average trading price of Russell Shares over the 10 days and 90 days preceding the Valuation Date. Under the trading price method, Evans found that the value of Russell was in the range of $9.6 million to $9.9 million.

Market Approach — Historical Transaction Method

Evans also reviewed the implied value of the Russell Shares based upon recent financings completed by Russell.

On October 17, 2006, Russell announced the completion of a brokered private placement of 5,000,000 units at a purchase price of $0.30 per unit for gross proceeds to Russell of $1,500,000. Each unit consisted of one common share of Russell and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share of Russell at any time over a period of two years from the date of closing of the private placement at an exercise price of $0.50. In total the shares issued in the financing represented 31% of the issued and outstanding shares of Russell at that time and implied a value for Russell of $4.8 million.

Valuation Conclusions

Based on the above approaches (with care to the qualitative analysis conducted) used to determine the fair market value of Russell, Evans deemed it appropriate to apply a weighting to the two valuation approaches. This was done in order to consider both the current trading price of Russell, which can reflect transient booms and busts in the market, along with the value implied by a significant investment in Russell.

The low end of the range of fair market value of Russell was determined by Evans to be $6.8 million. In arriving at the low end of the range, Evans deemed it appropriate to rely more heavily on the historical transactions method as this represents what a group of investors were willing to pay for a substantial interest in Russell. The trading price method was given less weighting given Russell is not yet at a stage where significant volumes of shares are trading.

Method	**Midpoint**	**Weighting**	
Trading Price	$9,800,000	40.0%	$3,920,000
Historical Transactions	$4,800,000	60.0%	$2,880,000
			$6,800,000

The high end of the range of fair market value of Russell was determined by Evans to be $7.3 million. In arriving at the high end of the range, Evans deemed it appropriate to rely more heavily on the trading price approach. More weighting was given to the trading price method as it would appear investors (by virtue of the value implied by the trading price method) are valuing the potential of Russell and its roll-up plan more than the short-term results. Further, less weighting was given to the historical transaction method to reflect the achievement of certain milestones between the date of the financing and the Valuation Date.

Method	**Midpoint**	**Weighting**	
Trading Price	$9,800,000	50.0%	$4,900,000
Historical Transactions	$4,800,000	50.0%	$2,400,000
			$7,300,000

Fairness Considerations

Fair Market Value per Fort Garry Share

The fair market value of each Fort Garry Share as at the Valuation Date was calculated to be in the range of $0.32 to $0.38.

Fairness of the Cash Consideration

Under the terms of the proposed transaction Fort Garry Shareholders have the option of choosing cash for their Fort Garry Shares. In exchange for each Fort Garry Share, the Fort Garry Shareholders are entitled to receive $0.40 in cash at closing. The cash consideration exceeds the calculated fair market value of the Fort Garry Shares.

Fair Market Value of the Russell Share Consideration

Under the terms of the proposed transaction, the Fort Garry Shareholders have the option to receive 1.0 Russell Share in exchange for each 1.0 Fort Garry Share they currently hold. Accordingly, Evans calculated the fair market value of Russell post-Amalgamation in order to compare the fair market value per Russell Share post-Amalgamation with the fair market value of Fort Garry Share as at the Valuation Date.

Overall, Evans estimated the fair market value of Russell post-Amalgamation to be in the range of $16.5 million to $17.1 million or $0.48 to $0.50 per Russell Share. The calculated fair market value per Russell Share post-Amalgamation exceeds the calculated fair market value per Fort Garry Share pre-Amalgamation.

Fair Market Value of the Half Cash / Half Russell Share Consideration

Under the terms of the proposed transaction, the Fort Garry Shareholders have the option to receive 0.5 Russell Share and $0.20 in cash in exchange for each 1.0 Fort Garry Share they currently hold. Accordingly, Evans calculated the fair market value of Russell post-Amalgamation in order to compare the cash and share consideration received with the fair market value per Fort Garry Share as at the Valuation Date.

Overall, Evans estimated the fair market value of Russell post-Amalgamation, under this scenario, to be in the range of $15.5 million to $16.1 million or $0.49 to $0.51 per Russell Share. The cash and share consideration received by the Fort Garry Shareholders exceeds the calculated fair market value per Fort Garry Share pre-Amalgamation.

Conclusion as to Fairness

Based upon Evans' valuation work and subject to the limitations and assumptions in the Fairness Opinion, Evans is of the opinion, as at the Valuation Date, that the terms of the Amalgamation are fair, from a financial point of view, to the Fort Garry Shareholders. In the opinion of Evans the proposed transaction is fair, from a financial standpoint, if the Fort Garry Shareholders choose either cash consideration, Russell Shares in exchange for their Fort Garry Shares, or cash and Russell Shares.

There are a number of qualitative factors associated with the completion of the proposed transaction that Evans indicates the Fort Garry Shareholders might consider in determining the overall fairness of the proposed transaction. In assessing the fairness of the proposed transaction to the Fort Garry Shareholders, Evans has considered, *inter alia*, the following:

(a) Comparison of the fair market value, as at June 30, 2007, of the per common share value of Fort Garry prior to completion of the Proposed Transaction, to the fair market value, on a pro forma basis, of the per share value of Russell post-amalgamation.

(b) Review of Russell's ability to meet the cash requirements related to the acquisition of the Fort Garry Shares. As at the Valuation Date, Russell had options and warrants "in-the-money" which would result in approximately $3.0 million in gross proceeds to Russell. Further, Evans found that in the months preceding the proposed transaction Russell did have a history of converting warrants to shares. Lastly, Russell had arranged for a private placement for gross proceeds of $3.6 million which Evans assumed was fully-subscribed as at the date of the Fairness Opinion.

(c) Other potential benefits that may be realized subsequent to the completion of the proposed transaction include possible synergies between Fort Garry and Russell. Evans has not attempted to quantify these additional qualitative potential benefits. Certain additional potential benefits are as follows:

    (i) Shared operations and administrative personnel thereby reducing certain staff and systems costs.

    (ii) Fort Garry is currently operating well below capacity. As Russell expands operations, Fort Garry's excess capacity can be utilized to brew Russell products, thereby reducing the unit costs for both brands.

(iii) Access to funding. Russell has been very successful over the past nine months at raising funding for acquisitions. Conversely, Fort Garry has not attempted to secure additional equity financing and has historically relied on debt financing.

(iv) Shared executive level management.

(v) Removal of duplication of public company costs.

Credentials of Evans & Evans, Inc.

Evans is a Canadian corporate finance advisory and valuation firm with offices across Canada and also in the U.S. Evans offers a range of independent and advocate services including valuation and fairness opinions, business planning and research, mergers and acquisitions advice, business due diligence, market and competitive research and capital formation assistance.

Procedure for Exchange of Fort Garry Shares

Accompanying this Management Proxy Circular is a consideration election and transmittal form (the "**Consideration Election and Transmittal Form**") containing instructions pursuant to which Fort Garry Shareholders may elect to receive in exchange for Fort Garry Shares the Cash Only Consideration, the Share and Cash Consideration or the Share Only Consideration under the Amalgamation, and instructions with respect to the deposit of certificates for Fort Garry Shares with the Depositary at its principal office in Toronto, Ontario. Upon return to the Depositary of a properly completed Consideration Election and Transmittal Form by no later than October 16, 2007, together with certificates representing Fort Garry Shares, and upon occurrence of the Effective Date and the redemption that day of all issued Amalco Redeemable Preferred Shares, cash payments in the appropriate amounts and certificates for the appropriate number of Russell Shares will be distributed without charge.

Fractional Shares

No fractional Russell Shares or Amalco Redeemable Preferred Shares will be issued or delivered in connection with the Amalgamation. If at the completion of the Amalgamation, the aggregate number of Russell Shares or Amalco Redeemable Preferred Shares to be issued or delivered to a Fort Garry Shareholder would result in a fraction of a share issuable to deliverable, the number of Russell Shares or Amalco Redeemable Preferred Shares, as the case may be, to be issued or delivered will be rounded up to the nearest whole number.

Amalco Redeemable Preferred Shares

No share certificates will be issued in respect of the Amalco Redeemable Preferred Shares issued pursuant to the Amalgamation. From and after the Effective Date until their redemption, the Amalco Redeemable Preferred Shares will be evidenced by the share certificates representing the Fort Garry Shares and the Fort Garry Preferred Shares for which the Amalco Redeemable Preferred Shares have been issued.

Payment for Deposited Shares

Russell will pay for Fort Garry Shares validly deposited pursuant to the Amalgamation by providing the Depositary with sufficient certificates representing Russell Shares and sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to the holders of such Fort Garry Shares.

Under no circumstances will interest accrue or be paid by Amalco, Russell or the Depositary to persons depositing Fort Garry Shares who elect the Cash Only Consideration or the Share and Cash Consideration for Fort Garry Shares, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Fort Garry Shares pursuant to the Amalgamation for the purpose of receiving payment from Russell and transmitting payment from Russell to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Fort Garry Shares.

Settlement with persons who deposit Fort Garry Shares will be effected by the Depositary forwarding cheques payable in Canadian funds and/or if appropriate, a certificate representing any Russell Shares to be issued in consideration by first class insured mail, postage prepaid.

Unless otherwise directed in the Consideration Election and Transmittal Form, the cheque and/or, certificate representing any Russell Shares to be issued in consideration will be issued in the name of the registered holder of Fort Garry Shares so deposited. Unless the person who deposits Fort Garry Shares instructs the Depositary to hold the cheque and/or Russell Share certificate for pick-up by checking the appropriate box in the Consideration Election and Transmittal Form, cheques and/or any certificates will be forwarded by first class insured mail to the addresses supplied in the Consideration Election and Transmittal Form. If no address is provided, cheques and/or any certificates will be forwarded to the address of the person as shown on the applicable register of Fort Garry.

Delivery of Russell Share Certificates and Funds

Within three Business Days after the Effective Date, Russell will deliver or cause to be delivered to the Depositary:

1. certificates representing the appropriate number of Russell Shares to the former Fort Garry Shareholders who have made the Share and Cash Consideration Election or the Share Only Consideration Election; and

2. sufficient funds to redeem all Amalco Redeemable Preferred Shares issued to the former Fort Garry Shareholders who have elected the Cash Only Consideration Election or the Share and Cash Consideration Election together with a direction to make payment in the appropriate amounts to such former Fort Garry Shareholders.

Cancellation of Rights after Six Years

If a Fort Garry Shareholder fails to deliver and surrender to the Depositary the certificates representing Fort Garry Shares together with a duly executed and completed Consideration Election and Transmittal Form and other required documents, by 5:00 p.m. (Pacific Standard Time) on October 16, 2007, such Fort Garry Shareholder shall be deemed to have made the Share Only Consideration Election and the certificates representing the Russell Shares to which the Fort Garry Shareholder would otherwise have been entitled will be held by the Depositary for a maximum of six years from the Effective Date.

Upon the expiry of six years from the Effective Date, each such certificate representing Fort Garry Shares shall cease to represent a right or claim of any kind or nature and the right of such Fort Garry Shareholder to receive certificates representing Russell Shares, and the Russell Shares issued to such Fort Garry Shareholders, shall be deemed to be surrendered to Russell together with all dividends or distributions thereon declared or held for such holder.

Fees and Expenses

All expenses incurred in connection with the Amalgamation and the transactions contemplated thereby shall be paid by the party incurring such expenses, subject to the provisions related to the Termination Fee and the Deposit as described under "Merger Agreement".

Effective Date and Conditions of Amalgamation

Effective Date

If the Amalgamation Resolution is passed, every requirement of the MCA relating to the Amalgamation has been complied with and all other conditions disclosed under "Conditions to the Amalgamation Becoming Effective" are met, it is anticipated that the Amalgamation will become effective within two Business Days following the date of the Fort Garry Meeting when the articles of amalgamation in respect of the Amalgamation have been filed with the Director and the Certificate of Amalgamation has been issued. Russell and Fort Garry presently intend that the Effective Date will be on or about October 22, 2007. Russell may terminate the Merger Agreement if the Amalgamation does not become effective on or before October 31, 2007.

Conditions to the Amalgamation Becoming Effective

In order for the Amalgamation and the other transactions contemplated by the Merger Agreement to be completed, certain conditions must have been satisfied or waived on or before the Effective Date which conditions are summarized below:

Mutual Conditions

The following conditions for the mutual benefit of Russell and Fort Garry are to be satisfied or waived on or before the Effective Date:

(a) the Amalgamation Resolution shall have been approved;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation or the other transactions contemplated by the Merger Agreement;

(c) the Merger Agreement shall not have been terminated;

(d) the Russell Shares issuable pursuant to the Amalgamation shall have been conditionally approved for listing on the TSX-V, subject to the filing of required documentation; and

(e) all Regulatory Approvals shall have been obtained.

Additional Conditions in Favour of Russell

The following conditions for the exclusive benefit of Russell are to be satisfied, or waived by Russell, on or before the Effective Date:

(a) no Fort Garry Material Adverse Change shall have occurred between the date of the Merger Agreement and the Effective Date;

(b) Fort Garry shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Merger Agreement, and all representations and warranties of Fort Garry contained in the Merger Agreement shall have been true and correct in all material respects as of the date of the Merger Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching party has been given written notice by the other party specifying in reasonable detail any such misrepresentation, breach or non- performance, the breaching party shall have had three days to cure such misrepresentation, breach or non-performance);

(c) the Fort Garry Board shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Fort Garry to permit the consummation of the Amalgamation;

(d) from the date of the Merger Agreement until the date upon which the Fort Garry Shareholders approve the Amalgamation, the Fort Garry Board shall not have withdrawn, modified or changed in a manner adverse to Russell its recommendation to Fort Garry Shareholders to vote in favour of the Amalgamation Resolution;

(e) Fort Garry Shareholders holding not more than 5% of the outstanding Fort Garry Shares shall have exercised Dissent Rights;

(f) Russell shall have received consents, in form and content satisfactory to Russell, from the following parties consenting to the change of control of Fort Garry and the acquisition of the Fort Garry Shares as contemplated by the Merger Agreement:

(i) Business Development Bank of Canada ("BDC"), as lender to Fort Garry;

(ii) The Bank of Nova Scotia ("**BNS**"), as lender to Fort Garry;

(iii) HREIT Holdings 2 Corporation ("**HREIT**") (formerly 3839282 Manitoba Ltd.) as Fort Garry's landlord;

(iv) Manitoba Liquor Control Commission ("**MLCC**") in respect of licences issued to Fort Garry pursuant to the *Liquor Control Act* (Manitoba); and

(v) New Manitoba Brewing Ltd. ("**NMBL**") under the Product Handling Agreement dated October 15, 2004; and

(g) Russell and Douglas Saville shall have entered into an employment agreement on terms and conditions satisfactory to Russell pursuant to which Douglas Saville will be employed as Vice-President of Brewery Operations and Chief Brewmaster of Amalco.

Fort Garry has requested the consent of BDC, BNS and NMBL, which consents remain outstanding. Russell has waived the requirement for consent of HREIT as landlord having determined that such consent is not necessary under the terms of the Fort Garry lease of its premises at 130 Lowson Crescent, Winnipeg, Manitoba. Russell has made application to MLCC for a new retail liquor licence to be issued to Amalco, which application will be considered by MLCC at a meeting to be held September 17, 2007. MLCC has confirmed that MLCC approval is not required in connection with Fort Garry's liquor manufacturing licence. Russell Subco and Douglas Saville have entered into an employment agreement on terms and conditions satisfactory to Russell pursuant to which Mr. Saville will be employed as Vice-President of Brewery Operations and Chief Brewmaster of Amalco effective upon completion of the Amalgamation, thereby satisfying the condition precedent referred to in (g) above.

Additional Conditions in Favour of Fort Garry

The following conditions for the exclusive benefit of Fort Garry are to be satisfied, or waived by Fort Garry, on or before the Effective Date:

(a) no Russell Material Adverse Change shall have occurred between the date of the Merger Agreement and the Effective Date;

(b) Russell shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Merger Agreement, and all representations and warranties of Russell contained in the Merger Agreement shall have been true and correct in all material respects as of the date of the Merger Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching party has been given written notice by the other party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching party shall have had three days to cure such misrepresentation, breach or non-performance);

(c) the Russell Board and board of directors of Russell Subco shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Russell to permit the consummation of the Amalgamation; and

(d) at the Extraordinary General Meeting of the Shareholders of Russell to be held on or about August 10, 2007, the Shareholders of Russell shall have passed a resolution ratifying, confirming and approving all proceedings and actions taken by the Directors and Officers of Russell for the period from December 30, 2003 to and including August 8, 2007 (this condition was satisfied effective August 10, 2007).

The conditions set out for Fort Garry's benefit in section (d) above were satisfied at the Extraordinary General Meeting of the Shareholder of Russell held on August 10, 2007. The Shareholders of Russell passed a resolution ratifying, confirming and approving all proceedings and actions taken by the Directors and Officers of Russell for the period from December 30, 2003 to and including August 8, 2007.

Full particulars of the Amalgamation are contained in the Merger Agreement and in the Amalgamation Agreement attached hereto as Schedule "F", both of which are incorporated by reference in this Management Proxy Circular. See "The Amalgamation". A full copy of the Merger Agreement is available for viewing at any time prior to the Fort Garry Meeting during normal business hours at Fort Garry's principal office at 130 Lowson Crescent, Winnipeg, Manitoba R3P 2H8.

Merger Agreement

The Amalgamation, which will be carried out pursuant to the MCA, will be effected in accordance with the Merger Agreement. The steps of the Amalgamation, as set out in the Amalgamation Agreement, are summarized under "The Amalgamation – Principal Steps".

The general description of the Merger Agreement which follows is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is available for review by Shareholders, at the head office of Fort Garry as shown on the Notice of Meeting, during normal business hours prior to the Meeting.

General

The Companies have entered into the Merger Agreement, which is dated as of July 25, 2007. For the purposes of this summary, the references below to the Merger Agreement include the Amalgamation Agreement, which Amalgamation Agreement is reproduced in full as Schedule "F" to this Management Proxy Circular.

In the Merger Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Merger Agreement, Fort Garry has agreed to seek the approval of its shareholders for the Amalgamation. Fort Garry has also agreed to use all commercially reasonable efforts to (i) consummate the Amalgamation, subject only to the terms and conditions of the Merger Agreement; and (ii) obtain all appropriate Regulatory Approvals.

Unless Russell otherwise agrees in writing, until the earlier of the Effective Time or the time that the Merger Agreement is terminated by its terms,

(a) Fort Garry has agreed that:

  (i) it will conduct its business in, and not take any action except in, the usual and ordinary course of business and consistent with past practice and use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships; and

  (ii) except as contemplated in the Merger Agreement, it will not declare, set aside or pay any dividend or other distribution or payment or otherwise to or for the benefit of its shareholders or reduce its stated capital; and

(b) it will not, other than in the ordinary course of business and consistent with past practice, or except as contemplated by the Merger Agreement, sell, pledge, dispose of or encumber any assets, acquire any corporation or other business organization or make any investment, acquire any material assets, authorize, recommend or propose any release of any material contractual right, enter into any agreements with directors or officers of Fort Garry or their respective affiliates without prior consultation with and the consent of Russell.

Russell and Russell Subco have also agreed that:

(a) Russell shall, and shall cause its subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business and consistent with past practice, and Russell shall and shall cause its subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships; and

(b) Russell shall not directly or indirectly, amend its constating documents, declare, set aside or pay any dividend or other distribution or payment or otherwise to or for the benefit of its shareholders or reduce its stated capital.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Merger Agreement, including: (a) by mutual agreement in writing by Russell and Fort Garry; (b) by Russell if the Effective Date has not occurred by October 22, 2007; (c) in the event the conditions precedent of the Merger Agreement are not satisfied, or waived by the party to whom they are of benefit prior to closing; or (d) by Fort Garry or Russell, if the Fort Garry Board has received and, in good faith, recommended acceptance of a Superior Proposal.

Termination Fee

Provided that Russell is not in breach of its material obligations, covenants and agreements under the Merger Agreement, Fort Garry has agreed that if Fort Garry or Russell terminates the Merger Agreement in circumstances where the Fort Garry Board has received, and, in good faith, recommended acceptance of a Superior Proposal, then Fort Garry will pay to Russell $125,000.

Liquidated Damages

Provided that Fort Garry is not in breach of its material obligations, covenants and agreements under the Merger Agreement, Russell has agreed that if Fort Garry terminates the Merger Agreement due to the breach by Russell of any of its material obligations or covenants under the Merger Agreement, then unless such breach is attributable to the failure of the TSX-V or any other third party to provide any requisite approval of the transactions contemplated by the Merger Agreement, Fort Garry will be entitled to retain the Deposit and Russell will pay to Fort Garry an additional amount equal to $50,000 as liquidated damages in full and final satisfaction of any and all claims that Fort Garry may have against Russell under the Merger Agreement.

Deposit

Russell has paid to Fort Garry's solicitors, Monk Goodwin LLP, a good faith deposit of $75,000 (the "**Deposit**"). The Merger Agreement provides that the Deposit will be dealt with in the following manner:

(a) upon completion of the transactions contemplated by the Merger Agreement or upon a termination of the Merger Agreement by Fort Garry or Russell in circumstances where the Fort Garry Board has received and recommended acceptance of a Superior Proposal, or upon termination of the Merger Agreement as a result of Fort Garry's breach, the Deposit together with interest earned thereon is to be refunded to Russell;

(b) the Deposit may be retained by Fort Garry as contemplated above under "Liquidated Damages";

(c) upon termination of the Merger Agreement due to the non-fulfillment of any of the conditions precedent other than those relating to Fort Garry Board approval and compliance by Fort Garry with its obligations under the Merger Agreement, provided that Fort Garry is not in breach of any of its material obligations, then absent bad faith Fort Garry is entitled to have its out-of-pocket expenses reimbursed up to the amount of $50,000 from the Deposit and the balance of the Deposit together with earned interest is to be returned to Russell; and

(d) in all other circumstances, the Deposit together with earned interest is to be promptly returned to Russell upon termination of the Merger Agreement.

Amendment

At any time on or before the Effective Date, the Merger Agreement may be amended by written agreement of the parties. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) modify any inaccuracy or representation or warranty contained therein or any document to be delivered pursuant to the Merger Agreement;

(c) modify any of the covenants therein contained or waive or modify performance of any of the obligations of the parties; or

(d) modify conditions precedent therein contained,

Canadian Federal Income Tax Considerations

Because the tax consequences of the Amalgamation may vary depending upon the particular circumstances of each shareholder and other factors, holders of Fort Garry Shares and Fort Garry Preferred Shares are urged to consult with their own tax advisers to determine the particular tax consequences to them of the Amalgamation.

The following summary fairly describes the principal Canadian federal income tax consequences applicable to the Fort Garry Shareholders who become holders of Russell Shares and Amalco Redeemable Preferred Shares under the proposed Amalgamation as described herein and payments made to the Dissenting Fort Garry Shareholders. Except where expressly noted, this summary is only applicable to those holders of Fort Garry Shares who deal at arm's length with Russell and Fort Garry, are not affiliated with Russell or Fort Garry, and to whom the Fort Garry Shares constitute, and the Russell Shares and the Amalco Redeemable Preferred Shares will constitute, capital property for the purposes of the *Income Tax Act* (Canada) (the "**ITA**"). This summary does not apply to a holder of Fort Garry Shares that is a "financial institution" for purposes of section 142.2 of the ITA or a "specified financial institution" for purposes of the ITA.

This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof (the "**Regulations**"), counsel's understanding of the current administrative and assessing policies of the Canada Revenue Agency (the "**CRA**") and all specific proposals to amend the ITA and regulations (the "**Tax Proposals**") announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. Also, it is assumed that the Tax Proposals will be enacted as proposed. If any Tax Proposals are not enacted as presently proposed or other relevant amendments to the ITA or Regulations come into force, the tax consequences may not be as described below in all cases. This summary does not take into consideration tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Fort Garry Shareholder. Accordingly, all Fort Garry Shareholders should consult their own tax advisers for advice with respect to income tax consequences to them of the Amalgamation and any exercise by them of Dissent Rights. An advanced income tax ruling from the CRA will not be sought in connection with the Amalgamation.

Residents of Canada

The following portion of the summary is generally applicable to a Fort Garry Shareholder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the ITA and any applicable income tax treaty (a "**Canadian Resident Holder**").

Disposition of Shares on Amalgamation

Under the ITA, a Canadian Resident Holder who exchanges its Fort Garry Shares for Russell Shares, Amalco Redeemable Preferred Shares or a combination of Russell Shares and Amalco Redeemable Preferred Shares, as the case may be, under the Amalgamation will realize neither a capital gain nor a capital loss on the exchange. The Canadian Resident Holder will be considered to have disposed of its shares for proceeds of disposition equal to the adjusted cost base of the Fort Garry Shares immediately before the Amalgamation and to have acquired the Russell Shares, the Amalco Redeemable Preferred or the combination thereof, as the case may be, at an aggregate cost equal to such proceeds of disposition. Where Russell Shares and Amalco Redeemable Preferred Shares are received by the Canadian Resident Holder on the exchange, that aggregate cost must be allocated between the Russell Shares and the Amalco Redeemable Preferred Shares in proportion to their respective fair market values immediately after the Amalgamation. There will, however, be income tax consequences to the Canadian Resident Holder on the redemption of the Amalco Redeemable Preferred Shares, as discussed below.

Redemption of Amalco Redeemable Preferred Shares

On the redemption of the Amalco Redeemable Preferred Shares received by a Canadian Resident Holder on the Amalgamation, the Canadian Resident Holder will be considered to have disposed of such shares for proceeds of disposition equal to $0.01 per share and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Canadian Resident Holder's cost of the Amalco Redeemable Preferred Shares. The income tax treatment of such gain or loss is discussed below. No deemed dividend will arise on the redemption of the Shareholder's Amalco Redeemable Preferred Shares so long as the paid-up capital of the Amalco Redeemable Preferred Shares will be at least as great as the aggregate redemption amount of the Amalco Redeemable Preferred Shares.

Taxation of Capital Gains or Losses

A Canadian Resident Holder who realizes a capital gain or a capital loss on the disposition of Amalco Redeemable Preferred Shares or, in the case of a Canadian Resident Holder who is a Dissenting Fort Garry Shareholder, on the disposition of Fort Garry Shares, will generally be required to include in income one-half of any such capital gain ("**taxable capital gain**") and may apply one-half of any such capital loss ("**allowable capital loss**") against taxable capital gains in accordance with the detailed rules in the ITA. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the ITA.

Where the Canadian Resident Holder is a corporation, a capital loss realized on the disposition of any such shares may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such shares or, in the case of a disposition of Amalco Redeemable Preferred Shares received on the Amalgamation, on the Fort Garry Shares exchanged therefor, to the extent and under the circumstances described in the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns shares. Canadian Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

A "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay an additional 6⅔% refundable tax on certain investment income, including taxable capital gains.

The realization of a capital gain (or capital loss) by an individual or a trust (other than certain specified trusts) may affect the individual's or the trust's liability for alternative minimum tax under the ITA. Canadian Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Dissenting Fort Garry Shareholders that are Canadian Resident Holders

Under the current administrative practice of the CRA, Canadian Resident Holders who exercise their Dissent Rights (the "**Dissenting Canadian Resident Holders**") in respect of the Amalgamation will be considered to have disposed of their Fort Garry Shares for proceeds of disposition equal to the amount paid by Fort Garry to them for such Fort Garry Shares less the amount of any interest awarded by the court (if applicable) and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of such Fort Garry Shares to the Dissenting Canadian Resident Holder. The tax treatment of capital gains and capital losses under the ITA are discussed above. Any interest awarded to a Dissenting Canadian Resident Holder will be included in the Dissenting Canadian Resident Holder's income. Because of the uncertainties under the relevant legislation, Dissenting Canadian Resident Holders should consult their own tax adviser in this regard.

Non-Residents of Canada

The following summary is generally applicable to a Fort Garry Shareholder who, at all relevant times, for the purpose of the ITA and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the ITA to use or hold, the Fort Garry Shares or the Amalco Redeemable Preferred Shares in connection with carrying on a business in Canada (a "**Non-Resident Holder**"). If U.S. Fort Garry Shareholders fail to provide Russell with information solicited on a Substitute Form W-9, or fail to certify that they are not subject to U.S. backup withholding, Russell may be required to withhold U.S. income tax from the payment of Russell Shares and cash (upon redemption of Amalco Redeemable Preferred Shares) made to Fort Garry Shareholders (and may be required to sell a portion of such Russell Shares to fulfill the tax withholding obligation). Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

Realization of Capital Gains (or Capital Losses)

A Non-Resident Holder will not realize a capital gain (or capital loss) on the disposition of the Non-Resident Holder's Fort Garry Shares on the Amalgamation. The tax consequences to a Non-Resident Holder on the redemption of the Amalco Redeemable Preferred Shares, which are received by the Non-Resident Holder on the Amalgamation, will be computed in the same way as described above for a Canadian Resident Holder in respect of the same transaction.

In addition, the Amalco Redeemable Preferred Shares received on the Amalgamation will be taxable Canadian property (as defined in the ITA) of the Non-Resident Holder and will be subject to Canadian reporting requirements and withholding tax at the rate of 25% of the gross proceeds of disposition, or such lower rate as may be provided under the terms of any applicable tax treaty. **It is recommended that Non-Resident Holders do not elect to receive Amalco Redeemable Preferred Shares on the Amalgamation in order to avoid the Canadian withholding tax requirements.**

Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence, of disposing of "taxable Canadian property".

Dissenting Fort Garry Shareholders that are Non-Resident Holders

Under the current administrative practice of the CRA, the receipt by a Non-Resident Holder who is a Dissenting Fort Garry Shareholder (the "**Dissenting Non-Resident Holder**") with respect to the Amalgamation of a cash payment equal to the fair market value of its Fort Garry Shares will be treated as proceeds of disposition of such Fort Garry Shares (except for any amount received as interest). The Fort Garry Shares may be considered taxable Canadian property (as defined in the ITA). If the Fort Garry Shares are taxable Canadian property, the disposition of such shares will be subject to Canadian reporting requirements and the Dissenting Non-Resident Holder will be subject to withholding tax at the rate of 25% of the gross amount of any proceeds of disposition, or such lower rate as may be provided under the terms of any applicable tax treaty. Any amount received as interest will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided under the terms of any applicable tax treaty.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian tax consequences, including the effects thereon, of the provisions of any income tax treatment between Canada and the Dissenting Non-Resident Holder's jurisdiction of residence.

Securities Laws Considerations

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Each Fort Garry Shareholder is urged to consult such shareholder's professional advisers to determine the Canadian conditions and restrictions applicable to trades in the Russell Shares. Resales of any securities acquired in connection with the Amalgamation may be required to be made through properly registered securities dealers.

Status under Canadian Securities Laws

Fort Garry has been a "reporting issuer" in the Provinces of Manitoba, British Columbia, Alberta and Saskatchewan for more than four months. The Fort Garry Shares currently trade on the TSX-V. Russell has been a reporting issuer in British Columbia and Ontario for more than four months.

Russell Shares are listed on the TSX-V and it is a condition of the Amalgamation that the Russell Shares issued in connection with the Amalgamation are listed on the TSX-V.

Issuance and Resale of Russell Shares Under Canadian Securities Laws

The issuance of the Russell Shares pursuant to the Amalgamation Agreement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation. The Russell Shares may be resold in each of the provinces and territories of Canada provided the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to shareholders of Fort Garry in the United States ("U.S. Shareholders"). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of Russell Shares issued to them under the Amalgamation complies with applicable securities laws. Further information applicable to U.S. Shareholders is disclosed under the heading "Notice to Shareholders Outside Canada".

The issuance of the Russell Shares, and the subsequent resale of the Russell Shares held by U.S. Shareholders, will be subject to U.S. federal and applicable state securities laws, including the U.S. Securities Act. Russell will issue shares pursuant to the Amalgamation only to those Fort Garry Shareholders resident in the United States to whom the Russell Shares may be issued in reliance on the exemption from the registration requirement under the U.S. Securities Act provided by Rule 802 promulgated thereunder and applicable exemptions under the securities laws of each state of the United States in which U.S. Shareholders reside.

The following discussion does not address the Canadian securities laws that will apply to the issue of the Russell Shares or the resale of the Russell Shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their Russell Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Management Proxy Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The issuance by Russell of Russell Shares pursuant to the Amalgamation will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Rule 802 under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside.

Rule 802 under the U.S. Securities Act provides that any "offer and sale" of securities in exchange for the securities of a "foreign private issuer," such as Fort Garry, in any business combination, such as the Amalgamation, will be exempt from the registration requirements of the U.S. Securities Act if:

- U.S. holders of the foreign target company (Fort Garry) hold no more than 10% of the securities that are the subject of the business combination; and

- The issuer (Russell) permits U.S. holders to participate in the business combination on terms at least as favorable as those offered any other holder of the foreign target's securities.

Based on Fort Garry's stock transfer records, Fort Garry and Russell believe that U.S. Shareholders hold significantly less than 10% of Fort Garry's outstanding securities. U.S. Shareholders are participating in the Amalgamation on substantially the same terms as those offered to shareholders of Fort Garry resident outside the United States.

Resales of Securities After the Completion of the Amalgamation

The Russell Shares to be issued pursuant to the Amalgamation will be unregistered restricted securities within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, Fort Garry Shareholders exchanging unrestricted Fort Garry Shares for Russell Shares in connection with the Amalgamation will receive Russell Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the U.S. Securities Act) of Russell after the Amalgamation. Russell Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2) or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control of such issuer", and the term generally includes the directors, officers or 10% shareholders of an issuer.

Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with resale restrictions under the U.S. Securities Act. Neither the U.S. Securities and Exchange Commission nor any state securities authority have approved or disapproved the securities to be issued pursuant to the Amalgamation or have determined if this Circular is truthful or complete.

RIGHTS OF DISSENTING FORT GARRY SHAREHOLDERS

Fort Garry Shareholders and holders of Fort Garry Preferred Shares who wish to dissent should take note that the procedures for dissenting to the Amalgamation require strict compliance with the applicable dissent procedures.

Dissent Rights to the Amalgamation Resolution

As indicated in the Notice of the Meeting, any holder of Fort Garry Shares and/or Fort Garry Preferred Shares is entitled to be paid the fair value of his Fort Garry Shares in accordance with Section 184 of the MCA if such holder exercises Dissent Rights and the Amalgamation becomes effective.

A Fort Garry Shareholder and holder of Fort Garry Preferred Shares is not entitled to exercise Dissent Rights with respect to such holder's Fort Garry Shares and/or Fort Garry Preferred Shares if such holder votes any of those shares in favour of the Amalgamation Resolution. A brief summary of the provisions of Section 184 of the MCA is set out below.

Section 184 of the MCA

The MCA provides that Fort Garry Shareholders and holders of Fort Garry Preferred Shares who dissent to certain actions being taken by Fort Garry may exercise a right of dissent and require Fort Garry to purchase the Fort Garry Shares and Fort Garry Preferred Shares held by such shareholders at the fair value of such shares. This dissent right is applicable where Fort Garry proposes to (a) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; (b) amend its articles to add, change or remove any restrictions on business or businesses that Fort Garry may carry on; (c) enter into certain statutory amalgamations; (d) continue out of the jurisdiction; or (e) sell, lease or exchange all or substantially all of its property.

A holder of Fort Garry Shares or Fort Garry Preferred Shares is not entitled to exercise Dissent Rights in respect of the Amalgamation Resolution if such holder votes any of the Fort Garry Shares or Fort Garry Preferred Shares beneficially held by such holder in favour of the Amalgamation Resolution. **The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the MCA.**

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the MCA and reference should be made to the specific provisions of Section 184 of the MCA. The MCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. **Accordingly, each Fort Garry Shareholder and each holder of Fort Garry Preferred Shares who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of Section 184 of the MCA and consult a legal advisor. A copy of Section 184 of the MCA is set out in Schedule "D" to this Management Proxy Circular.**

A Dissenting Fort Garry Shareholder is required to send a written objection to the Amalgamation Resolution to Fort Garry at or prior to the Meeting. A vote against the Amalgamation Resolution or a withholding of votes does not constitute a written objection. Within 10 days after the Amalgamation Resolution is approved by the Fort Garry Shareholders, Fort Garry must send to each Dissenting Fort Garry Shareholder a notice that the Amalgamation Resolution has been adopted.

The Dissenting Fort Garry Shareholder is then required, within 20 days after receipt of such notice (or if such shareholder does not receive such notice, within 20 days after learning of the adoption of the Amalgamation Resolution), to send to Fort Garry a written notice containing the Dissenting Fort Garry Shareholder's name and address, the number of Fort Garry Shares and Fort Garry Preferred Shares in respect of which the Dissenting Fort Garry Shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to Fort Garry or its transfer agent the appropriate share certificate or certificates representing the Fort Garry Shares and Fort Garry Preferred Shares in respect of which the Dissenting Fort Garry Shareholder has exercised Dissent Rights. A Dissenting Fort Garry Shareholder who fails to send to Fort Garry within the required periods of time the required notices or the certificates representing the Fort Garry Shares and Fort Garry Preferred Shares in respect of which the Dissenting Fort Garry Shareholder has dissented forfeits the Dissent Rights under Section 184 of the MCA.

If the matters provided for in the Amalgamation Resolution become effective, then Fort Garry will be required to send, not later than the seventh day after the later of (i) the effective date; and (ii) the day the demand for payment is received, to each Dissenting Fort Garry Shareholder whose demand for payment has been received, a written offer to pay for the Fort Garry Shares and Fort Garry Preferred Shares of such Dissenting Fort Garry Shareholder in such amount as the directors of Fort Garry consider the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that Fort Garry is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of Fort Garry's assets would thereby be less than the aggregate of its liabilities. Fort Garry must pay for the Fort Garry Shares and Fort Garry Preferred Shares of a Dissenting Fort Garry Shareholder within 10 days after an offer made as described above has been accepted by a Dissenting Fort Garry Shareholder, but any such offer lapses if Fort Garry does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the effective date, Fort Garry may apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of Fort Garry to apply to the court. If Fort Garry fails to make such an application, a Dissenting Fort Garry Shareholder has the right to so apply within a further 20 days or within such further period as the court may allow.

Addresses for Notice

All notices to Fort Garry of dissent to the Amalgamation Resolution pursuant to Section 184 of the MCA should be addressed to the attention of the Secretary and be sent to:

Fort Garry Brewing Company Ltd.
Attention: The Secretary
130 Lowson Crescent
Winnipeg, Manitoba R3P 2H8

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Fort Garry Shareholder. Section 184 of the MCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Fort Garry Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "D" to this Management Proxy Circular, and consult such holder's legal advisor.

FORT GARRY BREWING COMPANY LTD.

The following information is presented on a pre-Amalgamation basis and is reflective of the current business, financial and share capital position of Fort Garry. See "Russell – Post-Amalgamation" for pro forma business, financial and share capital information relating to Fort Garry after giving effect to the Amalgamation.

Name and Incorporation

Fort Garry was created through the amalgamation of Fort Garry Brewing Company Ltd. (corporation number 2895081) (**"Old Fort Garry"**) and Two Rivers Brewing Company Ltd. (corporation number 3832504) (**"Two Rivers"**) under the MCA effective May 15, 2003. Fort Garry's registered and principal office is located at 130 Lowson Crescent, Winnipeg, Manitoba R3P 2H8.

General Development of the Business

Upon the effective date of the amalgamation between Old Fort Garry and Two Rivers:

1. each shareholder of Two Rivers exchanged their common shares of Two Rivers for Fort Garry common shares on the basis of 1.81359 Fort Garry common shares for every share of Two Rivers following which all Two Rivers common shares were cancelled;

2. each shareholder of Old Fort Garry exchanged their common shares of Old Fort Garry for common shares of Fort Garry on the basis of 0.23302 common share of Fort Garry for every one common share of Old Fort Garry, following which all Old Fort Garry common shares were cancelled; and

3. certain debt and warrants of Old Fort Garry held by ENSIS were restructured and cancelled resulting in the issuance to ENSIS by Fort Garry of 1,375,000 common shares of Fort Garry and 700,000 Class A preferred shares of Fort Garry.

Fort Garry is a publicly traded company trading on the TSX-V under the symbol "FGA". See Fort Garry Brewing Company Ltd.".

Forward-Looking Information

Certain information contained herein may constitute forward-looking statements based on plans, intentions and expectations that involve risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements. Such information, although considered reasonable by Fort Garry at the time of preparation, may later prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. Such risks and uncertainties include, but are not limited to, risks associated with operations, such as loss of markets, regulatory matters, environmental risks, industry competition and the ability to access sufficient capital from internal and external sources. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Selected Financial Information of Fort Garry

The following tables set out certain selected financial information of Fort Garry as at and for the years ended December 31, 2006, 2005, and 2004 and as at the eight most recently completed quarters ending at June 30, 2007. The selected financial information has been derived from Fort Garry's annual financial statements, which are audited and from Fort Garry's interim financial statements for the periods indicated, which are unaudited. The following information should be read in conjunction with Fort Garry's financial statements attached hereto as Schedule "A". The financial results are not necessarily indicative of the results that may be expected for any other interim period or a full year.

Fort Garry's annual financial statements and the interim financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

Selected Annual Financial Information

	Years Ended December 31		
	2006 (audited) $	2005 (audited) $	2004 (audited) $
Net revenue	2,861,244	2,375,534	2,575,491
Net Loss	(92,607)	(421,758)	(685,111)
Net Loss per share[(1)] Basic and diluted	(0.014)	(0.080)	(0.14)
Total assets	3,720,751	3,976,815	4,262,302
Total liabilities	2,408,974	2,572,431	2,436,160
Shareholders' equity	1,311,777	1,404,384	1,826,142
Common Shares outstanding at period ended	4,976,698	4,976,698	4,976,698

Note:

(1) Net loss per Fort Garry Share is the same for Basic and Diluted as the loss on a diluted basis would not be dilutive.

Selected Unaudited Quarterly Consolidated Financial Information: Fort Garry Brewing Company Ltd.

	Q1 March (unaudited) $	Q2 June (unaudited) $	Q3 September (unaudited) $	Q4 December (unaudited) $
2007				
Net Revenue	681,362	852,944		
Gross Margin	319,009	432,942		
Expenses	228,639	226,354		
Other Items	118,925	120,588		
Net (Loss) Income	(28,555)	86,000		
Total Assets	3,698,815	3,837,603		
Shareholders' Equity	1,283,219	1,369,222		
2006				
Net Revenue	534,895	710,048	839,216	777,085
Gross Margin	211,997	301,991	397,624	457,279
Expenses	247,010	240,255	234,091	253,650
Other Items	123,497	115,160	118,767	128,618
Net (Loss) Income	(158,960)	(53,424)	44,766	75,011
Total Assets	3,898,110	3,904,472	3,877,395	3,720,751
Shareholder' Equity	1,245,423	1,192,000	1,236,767	1,311,777
2005				
Net Revenue			646,300	507,661
Gross Margin			339,149	187,720
Expenses			269,670	237,083
Other Items			130,227	132,544
Net (Loss)			(60,748)	(181,906)
Total Assets			4,163,714	3,976,815
Shareholder' Equity			1,586,291	1,404,384

Management's Discussion and Analysis of Fort Garry for the year ended December 31, 2006

The following discussion and analysis provide a review of the activities, results of operations, and financial condition of Fort Garry for the 12 months ended December 31, 2006 in comparison with the 12 months ended December 31, 2005. This analysis should be read in conjunction with the accompanying financial statements and notes.

Description of Business

Fort Garry is a Winnipeg-based regional brewery that brews premium quality beers for markets in Manitoba, Alberta and Saskatchewan. The Company's brands are packaged in glass, cans and plastic bottles as well as in kegs. Operations include brewing, distribution and marketing of the Fort Garry and Two Rivers products.

Results of Operations

Sales

Gross sales revenue grew by 13.4% in 2006, due primarily to a 21% increase in volume. Volume increase was provided in large part by the introduction of a discount beer early in 2006 to compete with the discount and major brewers. Fort Garry's premium brands also saw an increase in volume in 2006. The reduction of excise taxes applicable to small brewers and a reduction in provincial markups further contributed to the increase of 20% in net sales revenues.

Cost of Sales

Cost of sales as a percentage of sales for 2006 was 47.1% as compared to 45.1% in 2005. The variable production costs portion increased by 3% while the fixed costs such as labour and distribution decreased marginally as a percentage of sales. On a per unit basis, cost of sales actually decreased 2% over 2005 levels.

Gross Profit

Gross Profit increased by $252,097 to 43.2% in 2006 from 40.0% in 2005. This increase is attributed to the increase in net sales revenue as described above, offset in part by slightly higher production costs.

Selling, General and Administration Expenses

Selling, general and administration expenses are comprised of promotional materials, marketing campaign costs, advertising, sponsorships, automobile and sales representative expenses, sales salaries and commissions, administration salaries, office and building costs, public company costs, professional fees, insurance and taxes.

A decrease in selling, general and administration expenses in 2006 resulted from better targeting of marketing expenditures as well as reductions in insurance and control of other discretionary costs.

Interest on Long-Term Debt

Interest expense on long-term debt in 2006 totaled $110,206 compared to $113,782 in 2005. This decrease is a result of the continued reduction of long-term debt.

Net Loss

The resulting net loss in 2006 was $92,607 or $0.014 per share as compared to a net loss of $421,758 or $0.080 per share in 2005. The operating loss of 2006 represents a decrease of $329,151 over the comparable 2005 result.

Financial Position

Accounts receivable increased in 2006 by $58,846 as compared to 2005 due to increased sales.

Capital assets decreased by a net amount of $336,452 due to annual amortization of $340,736 and the addition of computer equipment valued at $4,284.

The returnable bottles inventory has now been completely amortized.

Liquidity and Capital Resources

As at December 31, 2006 Fort Garry had $115,180 cash on hand, as well as access to a $75,000 operating line within its bank credit facility.

During the year, Fort Garry continued to pay down the long-term debt, bringing down the debt to $1,106,250 (current $225,000 and LTD $881,250).

Risks and Uncertainties

Beer Industry

The Canadian beer industry remains extremely competitive at all levels — national, regional, and micro. Fort Garry is one of two breweries currently operating in Manitoba. The large national breweries closed their Manitoba plants several years ago.

Numerous competitive factors may influence a brewing company's market share and subsequent profitability. Product quality, taste, packaging, advertising and promotional support, brand recognition, price and distribution logistics are all key to the company's success. While other microbreweries or national breweries may produce alternative premium beers and value priced lagers that may be considered comparable to those produced by Fort Garry, management is confident that the Fort Garry brands possess the quality, value and consumer acceptance that will allow the company to maintain and increase its regional market share.

The Canadian beer industry is also a highly regulated industry that requires licenses and permits from all levels of government. Taxation at all levels is considerable and subject to changes as deemed appropriate by the various regulatory bodies. The company is currently in good standing with all regulatory bodies and in compliance with all necessary licenses, permits and approvals.

Evaluation of Disclosure Controls

Fort Garry operates in a tightly managed environment where all transactions, capital expenditures, commitments and arrangements above established limits require formal in advance approval by the Board of Directors. The Audit Committee performs a detailed review of quarterly financial reports, including analysis of significant variances. The Audit Committee also discusses with management any significant events that have affected or could potentially affect the financial position of the Company, including transactions or events subsequent to the balance sheet date. In addition, the Board of Directors develops the Company's strategic plan and monitors its implementation with management every quarter. Based on these procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls are sufficient and effective to ensure that any material, or potentially material, information is made known and appropriately included in this report.

Management's Discussion and Analysis of Fort Garry for the Fiscal Quarter Ended June 30, 2007

For the three months ended June 30, 2007, the combined effect of the federal excise tax reduction for small brewers, the reduction in provincial markdowns and a small increase in prices saw Fort Garry experience an increase in the net selling price as a percentage of gross selling price from 84% in 2006 to 90% in 2007. Although Q2 2007 volume was slightly lower than in 2006, a noticeable shift from discount to premium products resulted in improved margins. Combined with a 2.9% decrease in the cost of goods sold and tighter management selling, general and administration costs, Fort Garry was able to achieve a profit of $86,000 during its second quarter of 2007 compared to a loss of $53,424 in 2006, an improvement of over $139,000.

The excellent Q2 2007 results, combined with Fort Garry's best Q1 results since inception, produced net income of $57,445 for the six months ended June 30, 2007, compared to a loss of $212,384 for the same period in 2006, a turnaround of almost $270,000. Introduction of new products, improved gross margins and selective, targeted marketing initiatives have provided the underpinning that has allowed Fort Garry to take full advantage of reductions in government levies during the period. Because Fort Garry has accumulated losses in past years that can be used to offset current income that would otherwise be taxable, no provision for income taxes has been recorded in 2007.

Operations in the second quarter of 2007 generated cash from operations of $104,495 compared to $20,715 in the comparable 2006 period. After debt service and additions of $20,249 Fort Garry's cash position increased by $42,250 compared to a cash decrease of $25,567 in the same quarter of 2006. Fort Garry's working capital position also improved in this quarter, moving from $116,735 at March 31, 2007 to $222,137 at June 30, 2007. Fort Garry remains current on its obligations and commitments to its lenders and continues to pay down its long-term debt as scheduled.

Outlook

Fort Garry's entrance into the value priced beer market and provincial and federal government assistance in reducing markups for small brewers has allowed Fort Garry to post significant gains in 2006 and allows it to look forward to 2007 and beyond with enthusiasm. The following table, outlines key, selected financial data for the past four periods.

	Total 2006 $	Total 2005 $	Total 2004 $	Total 2003 $
Gross Revenue	3,169,285	2,793,677	3,035,817	2,626,455
Net Revenue	2,861,244	2,375,534	2,575,491	2,232,202
Gross Profit	1,368,891	1,116,794	1,260,567	1,025,664
Adjusted EBITDA*	415,658	123,350	398,950	223,007

* EBITDA excluding write-downs of goodwill (2004 - $531,656), losses on the sale of equipment (2003 - $31,708), and dividends and retraction premium accrued on preferred shares (2006 - $57,323, 2005 - $57,323, 2004 - $57,323, 2003 - $36,022).

Reconciliation between net loss and adjusted EBITDA disclosed herein:

Year Ended	2006 $	2005 $	2004 $	2003 $
Net Loss	(92,607)	(421,758)	(685,111)	(498,162)
Amortization	340,736	374,003	391,869	374,235
Interest expense	110,206	113,782	103,213	279,204
Write-down of goodwill			531,656	
Loss on disposal of assets				31,708
Dividends and retraction premiums accrued on preferred shares	57,323	57,323	57,323	36,022
Adjusted EBITDA[1]	415,658	123,350	398,950	223,007

Note:

(1) Adjusted EBITDA is a measure used by management to monitor operating performance.

Fort Garry will seek to achieve continued growth in the sales of all bottle and draft brands and will continue to focus on profitability and gaining market share through increased marketing efforts and innovative packaging.

Fort Garry will continue to focus on the most efficient utilization of its resources in 2007 by monitoring costs to ensure they are necessary and adding value to the organization's efforts and ability to produce and sell beer.

By continuing to focus on sales growth in its profitable product lines, identifying additional production efficiencies, and cost control, Fort Garry anticipates more positive results in 2007.

Fort Garry continues to focus on its volume and profitability targets for 2007 through increased marketing efforts and innovative packaging. The change from 600 ml to 710 ml PET bottles in July 2007 is expected to increase volume and make Fort Garry more efficient. The addition of Dark Stone Cold products in 473 ml cans allows Fort Garry an opportunity to increase its can market. Fort Garry anticipates these measures will yield positive operating results for the balance of 2007 and beyond.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of Fort Garry, as of August 20, 2007, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, Fort Garry Shares carrying 10% or more of the voting rights except as follows:

ENSIS Growth Fund Inc. which beneficially owns 628,305 Class A preferred shares or 89.75% of the total outstanding Class A preferred shares of Fort Garry, and 1,071,675 Fort Garry Shares carrying 21.53% of the votes attached to the total outstanding common shares of Fort Garry. Co-investor ENSIS Investment Limited Partnership holds 71,695 Class A preferred shares or 10.25% of the total outstanding, and 303,325 Fort Garry Shares carrying 6.09% of the votes attached to the total outstanding common shares of Fort Garry.

Description of Share Capital of Fort Garry

The authorized share capital of Fort Garry consists of an unlimited number of common shares (the "**Fort Garry Shares**") and an unlimited number of Class A preferred shares (the "**Fort Garry Preferred Shares**"). As of August 20, 2007, there were 700,000 Fort Garry Preferred Shares and 4,976,698 Fort Garry Shares of record; all fully paid and non-assessable. The following is a general description of the material rights, privileges, restrictions and conditions attaching to each class of shares.

Fort Garry Shares

The holders of Fort Garry Shares are entitled to receive notice of, to attend and vote at any meetings of Fort Garry Shareholders (except meetings at which, pursuant to the MCA, only holders of a specified class of shares other than the Fort Garry Shares are entitled to vote), to receive such dividends declared by the Fort Garry Board and to receive the remaining property of Fort Garry on dissolution, liquidation or winding down.

Fort Garry Preferred Shares

The holders of Fort Garry Preferred Shares are entitled to receive when, as and if declared by the Fort Garry Board, cumulative dividends at the rate of 4% per annum. Each Fort Garry Preferred Share is redeemable at the option of the holder at any time following the sixth anniversary of the date of issuance of such Fort Garry Preferred Share for a redemption price equal to $1.25 together with all dividends declared and remaining unpaid on such Fort Garry Preferred Share. In the event of liquidation, dissolution or winding up of Fort Garry or other distribution of assets of Fort Garry among its shareholders for the purpose of winding up its affairs, the holders of Fort Garry Preferred Shares are not entitled to share in any distribution of the assets or property of Fort Garry.

Consolidated Capitalization of Fort Garry

The following table sets forth the consolidated capitalization of Fort Garry as at June 30, 2007:

Authorized	Outstanding as at June 30, 2007
	(unaudited)
Fort Garry Preferred Shares	$907,991[(1)]
(unlimited)	700,000
Fort Garry Shares	$6,929,251[(2)]
(unlimited)	4,976,698

Notes:

(1) $700,000 plus accrued dividends and retraction premiums of $236,495. All 700,000 Fort Gary Preferred Shares will be converted into that number of Amalco Redeemable Preferred Shares, redeemable for cash at a price of $0.01 each, equal to 93,587,120 plus 15,662 for each day from and including July 1, 2007 to and including the Effective Date.

(2) Upon the election of either the Cash Only Consideration, the Share and Cash Consideration, or the Share Only Consideration, each issued and outstanding Fort Garry Share (other than those held by Dissenting Fort Garry Shareholders) will be cancelled without any repayment of capital in respect thereof.

Prior Sales by Fort Garry

The following is a historical overview of shares issued by Fort Garry:

Date	Shares[(1)]	Source
September 21, 1998	360,000 Common Shares of Old Fort Garry	Minute Books
September 22, 1998	Total of 1,000,000 Common Shares of Old Fort Garry	Stock split

Date	Shares[1]	Source
January 15, 1999	6,978,686 Common Shares of Old Fort Garry	4,750,000 shares issued in IPO; $1.00/Common Share of Old Fort Garry and shares / options / warrants issued contemporaneously with the IPO
May 15, 2003 – May 9, 2007	700,000 Class A Preferred Shares, 4,976,684 Common Shares	As part of amalgamation of Old Fort Garry and Two Rivers, debt owed to ENSIS by Old Fort Garry was converted to 700,000 Class A Preferred Shares and 1,375,000 Common Shares of Fort Garry, each Two Rivers share was exchanged for 1.81359 Fort Garry Shares, and each Old Fort Garry Common Share was converted to 0.23302 Fort Garry Share

Note:

(1) Share numbers stated on a fully diluted basis.

Directors, Officers and Promoters of Fort Garry

The following table sets forth the name of each of the directors, officers or promoters of Fort Garry, all positions and offices in Fort Garry to be held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, and the number and percentage of Fort Garry Shares that the party has advised are beneficially owned, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Directors, Officers and Management of Fort Garry

Name and Residence	Position	Principal Occupation	Served as a Director Since	Shares of the Brewery Beneficially Owned, Directly or Indirectly; Percentage of Shares Owned
Gary N. Coopland Winnipeg, Manitoba	Director	Principal of Ascent Consultants	May 15, 2003	9,386; 0.19%
Jean Paul Gobeil Winnipeg, Manitoba	Director	Business Consultant	May 15,2003	9,068; 0.18%
Harold Heide[1] Winnipeg, Manitoba	Director	Vice-President, ENSIS Management Inc.	May 15,2003	0
Robert Sparrow Winnipeg, Manitoba	Director	Owner, Norwood Hotel Co. Ltd.	May 15,2003	0
Peter Walker Winnipeg, Manitoba	Director	Business Consultant	May 15,2003	148,520; 2.98%
Douglas Saville Winnipeg, Manitoba	Chief Executive Officer and President	Officer, Fort Garry	May 15, 2003	153,589; 3.09%
Denis Chabbert Winnipeg, Manitoba	Chief Financial Officer	Officer, Fort Garry	June 22, 2006	0
Richard Hoeschen Winnipeg, Manitoba	Secretary	Lawyer	May 15, 2003	0

Note:

(1) Officer of ENSIS Growth Fund Inc. and EM Capital Inc., the general partner of ENSIS Investment Limited Partnership.

Executive Compensation of Fort Garry

The following table sets forth information concerning compensation paid and accrued for services in all capacities to Fort Garry for the last three completed financial years to the individuals who were (or who acted in a similar capacity as), as at December 31, 2006 or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer and the other three most highly compensated executive officers of Fort Garry whose individual total salary and bonus during such period exceeded $150,000 (collectively, the "**Named Executive Officers**").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/SARs Granted #	Shares or Units Subject to Resale Restrictions #	LTIP Payouts $	All Other Compensation $
Douglas Saville	2006	85,000	Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive	2005	70,000	Nil	Nil	Nil	Nil	Nil	Nil
Officer and President	2004	70,000	10,000	Nil	Nil	Nil	Nil	Nil
Denis Chabbert (2006 – present) Chief Financial Officer	2006	30,000	Nil	Nil	Nil	Nil	Nil	Nil
Bob Mondor	2005	32,100	Nil	Nil	Nil	Nil	Nil	Nil
(2004-2005) Chief Financial Officer	2004	36,769	Nil	Nil	Nil	Nil	Nil	Nil

Securities Authorized for Issuance Under Equity Compensation Plan

Fort Garry has no equity compensation plan.

Indebtedness of Directors and Senior Officers

None of the directors, executive officers and employees and former directors, executive officers and employees of Fort Garry is, as of the date of the Management Proxy Circular, indebted to Fort Garry nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Fort Garry.

Options and Other Rights to Purchase Shares

None of the senior officers and directors hold options to purchase shares of Fort Garry.

Interest of Certain Persons and Companies in Matters to be Acted Upon

Management of Fort Garry is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of Fort Garry's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

Interest of Informed Persons in Material Transactions

There are no material interests, direct or indirect, of directors, senior officers, or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Fort Garry Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect Fort Garry.

Price Range and Trading Volume of Fort Garry Brewing Company Ltd.

	High $	Low $	Trading Volume
Prior 12 Months			
September 1 – 4, 2007	0.55	0.55	Nil
August 2007	0.55	0.48	49,680
July 2007	0.57	0.51	92,100
June 2007	0.56	0.50	147,800
May 2007	0.57	0.29	160,900
April 2007	0.30	0.23	12,000
March 2007	0.25	0.22	58,300
February 2007	0.26	0.21	44,100
January 2007	0.25	0.21	17,900
December 2006	0.25	0.19	35,700
November 2006	0.25	0.19	46,800
October 2006	0.27	0.22	30,600
September 2006	0.25	0.23	19,300
Quarters 2006			
Third Quarter (July 1 to Sept 30)	0.31	0.23	81,200
Second Quarter (April 1 to June 30)	0.34	0.23	55,100
First Quarter (Jan 1 March 31)	0.59	0.28	112,100
Quarters 2005			
Fourth Quarter (Oct 1 to Dec 31)	0.45	0.21	288,000
Third Quarter (July 1 to Sept 30)	0.50	0.27	83,300
Second Quarter (April 1 to June 30)	0.37	0.27	57,500
First Quarter (Jan 1 March 31)	0.35	0.24	100,100
Quarters 2004			
Fourth Quarter (Oct 1 to Dec 31)	0.37	0.23	156,000
Third Quarter (July 1 to Sept 30)	0.45	0.28	35,600
Second Quarter (April 1 to June 30)	0.50	0.28	91,400
First Quarter (Jan 1 March 31)	0.55	0.26	126,500

Financial Statements of Fort Garry

Attached as Schedule "A" to this Management Proxy Circular are the audited financial statements of Fort Garry for the years ended December 31, 2006, December 31, 2005, and December 31, 2004 as well as the unaudited interim report for the six-month period ending June 30, 2007.

Material Contracts of Fort Garry

Except for contracts entered into by Fort Garry in the ordinary course of business, Fort Garry has not entered into any material contracts or been issued any material permits during the two years preceding the date of this Management Proxy Circular, which can reasonably be regarded as being material.

Legal Proceedings of Fort Garry

Management of Fort Garry is not aware of any legal proceedings, contemplated or actual, involving Fort Garry that could materially affect Fort Garry.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in the next sentence, no director, officer or shareholder holding a sufficient number of securities of Fort Garry to affect materially the control of Fort Garry is, or has been within the past 10 years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets. Harold Heide, a director of Fort Garry, was and continues to be a director of 2980304 Canada Inc. (formerly Jazz Golf Equipment Ltd.) at the time that such company made a proposal under the *Bankruptcy and Insolvency Act* (Canada) in October 2006. The proposal was approved by the creditors and the court and resulted in the sale of all the company's assets to a third party.

Penalties and Sanctions

No director, officer or shareholder holding a sufficient number of securities of Fort Garry to affect materially the control of Fort Garry has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian Securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of Fort Garry are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the MCA directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Fort Garry are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Fort Garry. *Some of the directors of Fort Garry have either other employment or other business or time restrictions placed on them and accordingly, these directors of Fort Garry are only able to devote part of their time to the affairs of Fort Garry.*

Corporate Governance

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 *Disclosure of Corporate Governance Practices* (**"NI 58-101"**) and National Instrument 58-201 *Corporate Governance Guidelines* (**"NI 58-201"**). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 *Audit Committees* (**"MI 52-110"**), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

Audit Committee and relationship with Auditors

As required by MI 51-110, information concerning the constitution of Fort Garry's audit committee and its relationship with its independent auditors is set forth below.

The Audit Committee's Charter

Fort Garry's audit committee is governed by an audit committee charter.

Composition of the Audit Committee

Fort Garry's audit committee is comprised of three directors, Jean Paul Gobeil, Gary N. Coopland, and Harold Heide. Jean Paul Gobeil is considered to be an independent member of the Audit Committee pursuant to the meaning of "independent" provided in MI 52-110. All three members are considered financially literate as provided for in MI 52-110.

Relevant Education and Experience

This section describes the education and experience of Fort Garry's Audit Committee members that is relevant to the performance of their responsibilities in that role.

(a) an understanding of the accounting principles used by Fort Garry to prepare its financial statements;

(b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Fort Garry's financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d) an understanding of internal controls and procedures for financial reporting.

Jean Paul Gobeil

Mr. Gobeil is a Winnipeg-based Chartered Accountant and Certified Management Consultant. In 1997, he retired from the firm of Deloitte & Touche after 34 years in public practice as an auditor and management consultant. He continues to be active in governance consulting as well as serving on the boards and committees of a number of organizations.

Gary N. Coopland

Mr. Coopland is a Chartered Financial Analyst and holds a Bachelor of Commerce degree from the University of British Columbia. He established Ascent Consultants in 1992, specializing in pension investment management and corporate capital issues. In 1994, Mr. Coopland was appointed Chairperson of the Manitoba Superannuation Board and Chairman of its Investment Committee. In January 1998, he accepted a position on the Board of Ensis Growth Fund and chairs its Investment Committee. Gary is one of the original shareholders of Fort Garry.

Harold Heide

Mr. Heide is currently the Vice-President of ENSIS Management Inc., which manages the business and affairs of ENSIS Growth Fund Inc., a Manitoba labour sponsored venture capital corporation, and ENSIS Investment Limited Partnership, a private venture capital fund. Previously, he was the director of Risk Management for the Manitoba Capital Fund, and prior to that was Manager (Finance) for Monsanto Canada. Mr. Heide received his Bachelor of Commerce (Honours) Degree from the University of Manitoba in 1975. He is currently a director of private entities such as Bothwell Cheese Inc., KFF Royalty Corp., and Jazz Sports Limited, as well as another public company, 2980304 Canada Inc.

Audit Committee Oversight

Since the commencement of Fort Garry's most recently completed financial year ended December 31, 2006, Fort Garry's board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of Fort Garry's most recently completed financial year ended December 31, 2006, Fort Garry has not relied on the exemptions contained in Section 2.4 "*De Minimis Non-Audit Services*" or Section 8 "*Exemptions*" of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulator authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by Fort Garry's board of directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

The fees paid by Fort Garry, to its auditor, Meyers Norris Penny LLP of 500 – 1661 Portage Avenue, Winnipeg, Manitoba R3T 3T7, in each of the last two fiscal years, by category, are as follows:

Audit Fees

In 2006, Fort Garry paid the external auditor (the "**External Auditor**") $16,275 for audit services. In 2005, Fort Garry paid the External Auditor $13,775 for audit services.

Audit Related Fees

In 2006, Fort Garry did not retain or pay the External Auditor for assurance and related services in connection with the performance of the audit or the review of Fort Garry's financial statements ("**Audit Related Services**"). In 2005, Fort Garry did not retain or pay the External Auditor for Audit Related Services.

Tax Fees

In 2006, Fort Garry did not retain or pay the External Auditor for advice related to tax compliance, tax advise and tax planning ("**Tax Services**"). In 2005, Fort Garry did not retain or pay the External Auditor for Tax Services.

All Other Fees

In 2006, Fort Garry did not retain or pay the External Auditor for any other fees. In 2005, Fort Garry did not retain or pay the External Auditor for any other fees.

Exemptions

Fort Garry is relying on the exemption provided by Section 6.1 of MI 52-110 which provides that Fort Garry, as a venture issuer, is not required to comply with Part 3 (*Composition of the Audit Committee*) and Part 5 (*Reporting Obligations*) of MI 52-110.

Registrar and Transfer Agent

The registrar and transfer agent appointed by Fort Garry to maintain the register and the register of transfers for Fort Garry Shares is CIBC Mellon Trust Company.

Board Approval

The contents and the sending of this Management Proxy Circular has been approved by the Board of Directors of Fort Garry.

RUSSELL BREWERIES INC.

The following information, provided by Russell, is presented on a pre-Amalgamation basis and is reflective of the current business, financial and share capital position of Russell. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Information Concerning Russell

We have obtained the information about Russell contained in this Management Proxy Circular from Russell and publicly available sources. Russell files audited annual financial statements, unaudited interim financial statements, management's discussion and analysis, proxy statements or information circulars and other information with the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval, or SEDAR. The information contained in this Management Proxy Circular about Russell and all reconciliations of Russell's financial information, which Russell prepares in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, included in the historical and pro forma financial information contained in this Management Proxy Circular are based exclusively on information taken directly from Russell's public reports and securities filings or on information provided to us by Russell, unless expressly noted otherwise. Although we have no reason to doubt the accuracy or completeness of the information relating to Russell, we are not in a position to independently assess or verify this information, including Russell's financial statements.

Russell's Business

Through its wholly owned subsidiary, Russell Brewing Company Ltd. (**"Russell Opco"**), Russell Breweries Inc. (**"Russell"**) operates a micro brewery based in Surrey, British Columbia. Russell produces premium draft beer for pubs and restaurants in British Columbia. Russell's operations include production facilities, corporate offices, storage facilities, brewing equipment and delivery and sales vehicles. Russell's main product lines are Russell Cream Ale, Russell Pale Ale, Russell Honey Blonde Ale, Russell Extra Special Lager, as well as two seasonal products, Russell Lemon Ale and Russell Porter.

Selected Financial Information of Russell

The following tables set out certain selected consolidated financial information of Russell as at and for the years ended June 30, 2006, 2005, and 2004 and as at the eight most recently completed quarters ending at March 31, 2007. The selected consolidated financial information has been derived from Russell's annual consolidated financial statements, which are audited and from Russell's interim consolidated financial statements for the periods indicated, which are unaudited. The following information should be read in conjunction with Russell's financial statements attached hereto as Schedule "B". The financial results are not necessarily indicative of the results that may be expected for any other interim period or a full year.

Russell's annual consolidated financial statements and the interim consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

Selected Annual Consolidated Financial Information

	Years Ended June 30		
	2006 (audited) (restated) $	2005 (audited) $	2004[2] (audited) $
Net revenue	902,988	517,835	113,970
Net Loss	(382,508)	(624,820)	(132,871)
Net Loss per share[1] Basic and diluted	(0.04)	(0.10)	(0.02)
Total assets	1,018,436	944,822	334,064
Total liabilities	654,172	593,604	329,069
Shareholders' equity	364,264	351,218	4,995
Shares outstanding at period ended	10,022,135	8,658,469	6,153,336[3]

Notes:

(1) Net Loss per Russell Share is the same for Basic and Diluted as the loss on a diluted basis would not be dilutive.

(2) Audited Financial Statements for New Market Ventures Inc.

(3) After 4:1 forward split effective April 7, 2005.

Selected Quarterly Consolidated Financial Information: Russell Breweries Inc.

	Q3 March (unaudited) $	Q4 June (unaudited) $	Q1 September (unaudited) $	Q2 December (unaudited) $
2007				
Net Revenue	338,969			
Gross Margin	240,115			
Expenses	362,104			
Other Items (net)	48,079			
Net Loss	(170,068)			
Total Assets	2,570,003			
Net Shareholders' Equity	1,555,451			
2006 (restated)				
Net Revenue	182,487	277,255	265,363	259,753
Gross margin	132,748	225,808	204,312	185,500
Expenses	235,712	302,220	318,399	516,240
Other items (net)	39,906	49,566	44,771	36,158
Net Loss	(142,870)	(125,978)	(158,858)	(366,898)
Total Assets	1,158,171	1,018,436	862,048	2,040,147
Net Shareholders' Equity	507,667	364,264	205,406	1,283,984

	Q3 March (unaudited) $	Q4 June (unaudited) $	Q1 September (unaudited) $	Q2 December (unaudited) $
2005 (restated as to September and December only)				
Net Revenue		209,277	209,640	233,606
Gross Margin		161,820	173,249	182,164
Expenses		558,826	181,1944	208,900
Other Items (net)		34,798	38560	40,419
Net Loss		(431,804)	(46,505)	(67,155)
Total Assets		944,822	994,917	1,277,784
Net Shareholders' Equity		351,218	415,963	648,808

Name and Incorporation

Russell, formerly New Market Ventures Inc ("NMV"), was incorporated under the British Columbia *Company Act* on March 23, 2000 with the intent that it would be a capital pool company pursuant to the policies of the CDNX Exchange (now the TSX-V).

In September 2001, NMV filed a capital pool company prospectus with the British Columbia Securities Commission (the "**Commission**"). The Commission receipted NMV's final prospectus on June 7, 2002. However, NMV was unable to complete the intended offering under the prospectus and failed to obtain a listing on the TSX-V. From June 2002 to July 2003, NMV was essentially dormant and did not conduct any significant business operations.

On September 5, 2003, NMV entered into an agreement with Russell Brewing Company Ltd. ("**Russell Opco**"), a Vancouver-based microbrewery incorporated in British Columbia on August 29, 1994, to acquire the outstanding share capital of Russell Opco for $100,000 and 820,000 post-split common shares in NMV's capital. On January 4, 2004, the transaction was completed. On May 18, 2005, the cease trade order that was imposed on NMV in 2003 was lifted and NMV was reactivated as a fully reporting public company in compliance and commenced trading on the CNQ Stock Exchange. In conjunction with this, NMV changed its name from New Market Ventures Inc. to Russell Breweries Inc. and completed a share split such that every one issued common share prior to the split was exchanged into four post-split common shares.

Background of the Business

Since 1995, Russell Opco has been operating as a micro brewery within the greater Vancouver area in British Columbia, Canada, brewing and marketing premium craft beer to pubs, clubs, hotels and restaurants in kegs only.

Craft Beers are generally "all-malt", domestic beers produced using 100% malted barley. Craft beers that are not all-malt sometimes substitute a percentage of malted wheat (for wheat beers) or malted rye (for rye beers). Their inspiration can be traced to British, German or Belgian traditions or is often uniquely American. Compared with other mainstream beers, Russell's emphasis is more on flavor.

Currently Russell offers four main product lines, namely Russell Cream Ale, Russell Pale Ale, Russell Honey Blonde Ale and Russell Extra Special Lager. All four product lines have unique and distinguished taste profiles. In addition, Russell markets two seasonal products, Russell Lemon Ale in the summer months and Russell Porter. Both seasonal products sell out in advance each year.

Russell's facilities, which include corporate offices, a plant, machinery, office equipment and storage, are located at 202, 13018 – 80th Avenue in Surrey, British Columbia. Russell's registered and records office is located at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H8.

Three-Year History

When acquired in January 2004, the brewery was operating at about 40% capacity selling about $200,000 annually to about 40 licensee accounts. By the end of that year, the brewery's sales had doubled and Russell served over 100 accounts. During 2004, a new Lager brand was also introduced and the brewery was expanded from 2,000 hectolitre capacity to an 8,000 hectolitre capacity facility.

In 2005, Russell penetrated two new key markets in British Columbia - Whistler and Vancouver Island. In May 2005, Russell commenced trading on the CNQ Stock Exchange.

In a 2006 "Summary of Payment to Suppliers" report by the BCLDB, Russell was ranked as the fastest growing brewery in British Columbia – with a 138% increase over a 12- month period ending March 31, 2006. This growth was significant considering that Russell only produced its products in kegs for the draught market and all others supplied their beers in both the draught and package good markets.

In October 2006, Russell completed a $1.5 million financing through Bolder Investment Partners Ltd. and commenced trading on the TSX-V under the symbol "RB".

In January 2007, Russell commenced expansion of its brewery capacity to 16,000 hectolitres and placed orders for both a bottling and a canning line for a planned fall 2007 retail season launch of its products in British Columbia.

In April 2007, Russell announced an agreement with Sammy J. Peppers, a popular restaurant chain with seven locations in the Lower Mainland, British Columbia, to supply their house lager and pale ale lines and Russell Cream Ale in all their locations.

In May 2007, Russell was awarded a three-year contract to be the primary beer supplier for BC Place, a 60,000 seat domed event stadium and became the official beer sponsor for the BC Lions football team that plays out of that venue.

In July 2007, Russell entered into a definitive agreement to purchase Fort Garry Brewing Company Ltd., Manitoba's largest brewery, via an amalgamation.

Significant Acquisitions and Dispositions

To date, Russell has had only one acquisition. As outlined above, on September 5, 2003, Russell entered into an agreement to acquire Russell Opco and subsequently completed the acquisition in January 2004.

Market Overview

The Canadian beer industry is basically a mature market worth approximately $14 billion per year with only a few niche segments enjoying growth. It is dominated by large international companies, namely the Molson Coors Brewing Company and Labatt Breweries of Canada (part of the InBev S.A.) who account for over 80% of sales.

The overall market is characterized in three major groupings. The premium brands (domestic premium, imports and craft brands), mainstream brands (domestic and imports) and the value (buck a beer) brands (domestic and imports).

For some time sales of the mainstream beer brands like Molson Canadian, Budweiser and Labatt's Blue have been flat or losing market share while the Premium / Craft domestic brands like Alexander Keith, Richards, Creemore Springs and premium imports like Stella Artois, Heineken, Corona have been growing at about 7% annually.

The popularity of premium beers is being driven by changing consumer tastes. Increasingly people are purchasing better tasting, higher-image, higher-priced products. Because of this, the craft or domestic premium beer segment has become increasingly competitive. The number of micro-breweries within Canada has doubled in the last 10 years. The competition for a share of this growing segment from imported premium brands is also very competitive.

Multi-national beer companies who dominate the overall market are investing in or purchasing the regional breweries as they achieve a size of interest. Examples include the purchase of Unibroue by Sleeman Breweries Ltd. ("**Sleeman**") before Sleeman itself was purchased by Sapporo, and the purchase of Creemore Springs in Ontario by Molson. At the other end of the market (the value segment), Labatt recently purchased Lakeport, an Ontario brewery, which was able to achieve approximately a 30% share of the Ontario market.

Russell has concentrated its activities in the Province of British Columbia, in the premium segment of the draught business. Competition in this market includes:

	Molson	Labatt	Sleeman	Other
Import/Super Premium	Heineken	Stella Artois Beck's Sol	Guinness Samuel Adams Grolsch Pilsner Urquell Sapporo Scottish & Newcastle	Corona
Domestic Premium	Rickard's Creemore	Keith's	Sleeman Okanagan Springs Shaftebury Unibroue	Russell Brewing Granville Island Vancouver Island Light House Phillips
Mainstream	Canadian Export Coors Light	Blue Blue Light Budweiser Bud Light		
Value	Carling Black Label	Wildcat Lucky	Old Milwaukee Pabst	Pacific Western

Pricing

Pricing its products at a small premium to the prices charged by the large domestic brewers is an important component of Russell's marketing strategy. It has allowed Russell to be competitive in the market and at the same time to a recapture the higher costs of ingredients and processing that are involved in producing its various premium brands. At this time, Russell's various premium brands are generally sold at prices which are equal to or approximately 10% higher than the large domestic brewers' mainstream brands.

Distribution

In British Columbia, the government's Liquor Distribution Branch ("**LDB**") currently controls the distribution of all alcohol products in the Province. At this time, Russell only produces and sells its products in kegs for draught consumption by licensed premises. Later this year, Russell will introduce its brands in package goods (bottles and cans) and consumers will be able to purchase Russell beer at any LDB retail outlet, at any independently owned and licensed wine or beer retail store or at any licensed establishment for on premise consumption. All of Russell's sales in British Columbia are generated through the LDB which acts as the mandated intermediary on sales of all alcohol products, whether through LDB retail outlets or through direct delivery.

Sales and Marketing

All of Russell's brand marketing is based on research. Russell has confirmed that the target market for its premium brands is primarily males between the ages of 25 and 40 years, with a skew towards the high achiever / more affluent beer drinker.

Russell's strategy is to first introduce its brands in kegs, targeting the prime clubs, pubs, hotels and restaurants in an urban market in order to achieve high levels of customer awareness and trial, followed by the introduction of the brands in cans and bottles for consumers to take the brands home.

Sources of Supplies

Russell obtains the ingredients used in its products and the packaging for its products from a variety of different sources. Russell has several annual renewing agreements for labels, packaging, malt and corn. Russell has not historically had any difficulty in securing an adequate supply of ingredients or packaging for its products and does not anticipate any such difficulties in the future.

Seasonality

Russell's revenues are seasonal and the first quarter, which covers the summer months, has historically been the strongest quarter for Russell representing approximately 40% of total revenues, followed by the second quarter which includes the Christmas holidays. The third and fourth quarters usually see a reduction in revenues as beer consumption typically wanes during the winter and spring periods.

Environmental Matters

Russell's brewery operations are subject to applicable provincial environmental laws and regulations, and local bylaws and permit requirements regarding, among other things, air emissions, water discharges and waste handling and disposal. Management of Russell believes that it is currently in compliance with all applicable environmental laws and regulations.

Competition

Russell currently competes only in British Columbia and only in the draught market. This market is mature and highly competitive with numerous different brands of beer available to consumers. As in the rest of Canada, Molson Coors and Labatt are also dominant in the British Columbia market. Competition within the premium category is based on product quality and taste, packaging, advertising and promotional support, brand recognition and price. Russell believes that its primary competitors operate in this category and include other premium brewers such as Granville Island Brewing Co., Okanogan Springs (owned by Sleeman) as well as premium imported brands, including Stella Artois, Heineken and Corona. Premium imports have become increasingly competitive since the resolution by the general agreement on tariffs and trade (GATT) of a trade dispute between Canada and the United States. As a result, importers, previously limited to selling their products only in government-controlled retail outlets, were generally awarded equal access to mainstream distribution networks.

In response to the rapid growth of the premium beer category, the large domestic brewers in Canada have introduced fuller flavored beer brands and may be expected to focus more attention on the import and premium beer categories in the future. Russell expects the large domestic brewers, with their superior financial resources and established distribution networks, will seek further participation in the continuing growth of the premium beer category. Although an increase in the participation of the large domestic brewers in this category of the market will likely increase competition for market share and heighten price sensitivity, Russell believes that the large domestic brewers' participation will also tend to increase advertising, distribution and consumer awareness of premium beer and thus contribute to further growth of the category.

Regulation

General

In Canada, the provincial governments regulate the production, marketing, distribution and pricing of beer and impose commodity taxes and licence fees in relation to the production and sale of beer. In addition, the federal government regulates the production, advertising, labelling, quality control, and international trade of beer, and also imposes commodity taxes, consumption taxes, excise taxes and, in certain instances, custom duties. As well, certain bilateral and multilateral treaties that have been entered into by the federal government, provincial governments and certain foreign governments, especially the government of the United States, affect the Canadian beer industry.

Government Regulation

The social policy objectives of several provincial governments have impacted the policies adopted by provincial beer regulators. The provincial governments have historically had a high degree of involvement in the regulation of the beer industry, particularly the regulation of the pricing, sale and distribution of beer and, in some provinces, its advertising.

In each of the provinces of Canada, other than the Provinces of Newfoundland, Quebec and Alberta, beer manufacturers primarily distribute their products through government operated outlets or independent licensed retail outlets. In Newfoundland, Quebec and Alberta, each brewer must create its own distribution network.

The pricing of beer in Canada is affected by the imposition of provincial and federal taxes, fees and levies. The impact of these items varies from province to province, but, on average, commodity and sales taxes, fees and levies make up approximately 50% of the retail price of beer in Canada. Legislation in all provinces provides that provincial authorities may control the pricing of beer, but the method of determining prices differs among provinces.

Since August 1996, when the Canadian Radio, Television and Telecommunications Commission announced that it would no longer pre-clear advertisements, Advertising Standards Canada ("ASC") has handled pre-clearance approvals for broadcast advertising of alcoholic beverages. It is a requirement that all broadcast advertising of alcohol beverages complies with the ASC's Code of Broadcast Advertising and, without the necessary approval, broadcasters will not air an advertisement.

In British Columbia, beer manufacturers are regulated by the *Liquor Control and Licensing Act*, which requires brewers to be licensed to sell liquor and imposes licensing fees based upon the amount of beer shipped by a brewer for sale or distribution in the Province. This legislation also regulates the promotion and advertising of beer. The LDB has been established under the Liquor Distribution Act to regulate the sale of liquor in British Columbia.

In Alberta, the manufacture, sale, promotion and advertising of beer is governed by the *Gaming and Liquor Act* and the Regulations thereto and by the AGLC's policies. The AGLC purchases all beer to be sold in the Province of Alberta from brewers and sells it to licensed retail outlets and bars, hotels and restaurants. The AGLC charges licence fees based on total purchases of a brewer's product by the AGLC.

Trade Issues

Trade issues at the inter-provincial and international levels have a significant impact on the Canadian beer industry. Historically, provincial regulations generally required Canadian brewers to operate a brewery in a particular province in order to obtain favourable pricing and distribution access in such province and this requirement severely limited the ability of brewers to distribute their products inter-provincially. The Ontario *Liquor Control Act* was amended in 1992 to authorize Canadian brewers outside Ontario to sell beer in Ontario through the TBS if the jurisdiction in which the beer is brewed contains a similar provision in favour of Ontario. As well, in July 1994, the federal and provincial governments signed a comprehensive agreement to reduce barriers to the inter-provincial trade of goods and services. This agreement became effective on July 1, 1995 in most provinces with the exception of certain eastern provinces. This agreement effectively removes the requirement for a brewer to brew its beer in a province in order to obtain access to local distribution networks.

International trade affects Canadian brewers in relation to the export of their products into foreign jurisdictions as well as in relation to competition from foreign brewers, especially U.S. brewers, selling their beer in Canada. A memorandum of understanding between the Canadian and U.S. federal governments dated August 5, 1993 (the "**MOU**") provides that beer imported into the Province of Ontario will have access to the TBS distribution system on the same basis as Canadian brewers. In addition, the MOU provides for a minimum retail price for beer in Ontario based on alcohol levels, exclusive of an environmental levy and the applicable container bottle deposit. The minimum price may be adjusted on an annual basis consistent with changes in the Ontario Consumer Price Index. Amendments to the MOU made in April 1994 defined the terms for access by U.S. brewers to the Quebec market.

Employees

As at its recent financial year ended June 30, 2006, Russell had 15 employees.

Available Funds

Russell had $869,713 in working capital as at March 31, 2007.

Management's Discussion and Analysis for the Three and Nine Months Ended March 31, 2007 Compared to Three and Nine Months Ended March 31, 2006

The following discussion and analysis prepared as of May 28, 2007 should be read in conjunction with the unaudited consolidated interim financial statements for the three and nine months ended March 31, 2007 and 2006 and the audited consolidated financial statements and related notes and Management Discussion and Analysis and for the fiscal year ended June 30, 2006.

Forward Looking Statements

This report contains forward-looking information that is based on Russell's plans, intentions and expectations. By definition, forward-looking information involves risks, uncertainties and assumptions and is not a guarantee of future performance. Actual results could differ significantly from those anticipated, and hence investors should use caution when considering this information.

Overview

Through its wholly owned subsidiary, Russell Opco, Russell operates a microbrewery based in Surrey, British Columbia. Russell produces premium draught beer for pubs and restaurants in British Columbia. Russell's operations include production facilities, corporate offices, storage facilities, brewing equipment, and delivery and sales vehicles. The brewery's main product lines are Russell Cream Ale, Russell Pale Ale, Russell Honey Blonde Ale, Russell Extra Special Lager, as well as two seasonal products, Russell Lemon Ale and Russell Porter.

Business Developments and Significant Events

On October 23, 2006 Russell commenced trading on the TSX-V having previously traded on the CNQ Exchange.

In October 2006, Russell completed a $1,500,000 brokered private placement for net proceeds of $1,385,000.

In February 2007, Russell began ordering new equipment to effectively double the size of its brewing capacity. This expansion order includes a bottling line and a canning line to be installed later in the year. To accommodate this expansion Russell doubled the size of its premises in April 2007.

In April 2007, Russell entered into an agreement to supply restaurant chain, Sammy J. Peppers with their signature draught beers and Russell Cream Ale. Sammy J. Peppers is a successful, growing restaurant chain with seven Greater Vancouver locations.

In May 2007, Russell announced a three-year partnership agreement making Russell Brewing Company the Official Beer of the BC Lions and BC Place. Beginning with the club's pre-season home game on Friday, June 15th versus the Saskatchewan Roughriders, BC Place began carrying a variety of Russell products including the Russell Extra Special Lager and Russell Pale Ale.

On July 25, 2007, Russell entered into a Definitive Agreement with Fort Garry providing for the acquisition of Fort Garry by Russell through a Plan of Amalgamation. Holders of Fort Garry Shares will have the option to receive, in exchange for each Fort Garry Share, either:

(a) one Russell Share; or

(b) one-half of one Russell Share plus $0.20 cash; or

(c) $0.40 cash.

Fort Garry has 4,976,698 common shares outstanding. In addition, Russell will purchase the Fort Garry Preferred Shares for their par value plus any accrued redemption premium and accrued dividends estimated at a cost of $935,871 plus $156.62 for each day from and including July 1, 2007 to the Effective Date.

Management believes the merger will provide synergistic cost savings for the two companies and that it can grow the business of Fort Garry to utilize excess production capacity at Fort Garry. The combined companies will be able to serve all four western Canadian Provinces, namely British Columbia, Alberta, Saskatchewan and Manitoba.

On July 27, 2007, Russell completed the Russell Private Placement generating subscription proceeds of $3,176,500.

Selected Annual Information

The following table presents selected financial information for the nine months ended March 31, 2007 and 2006, and the last three fiscal years ended June 30, 2006, 2005 and 2004:

	Nine Months Ended 31-Mar-07	**Nine Months Ended 31-Mar-06**	**Year Ended 30-Jun-06**	**Year Ended 30-Jun-05**	**Year Ended 30-Jun-04**
	Unaudited and restated	**Unaudited and restated**	**Audited and restated**	**Audited**	**Audited**
	$	**$**	**$**	**$**	**$**
Net Revenue	864,085	625,733	902,988	517,835	113,970
Total Loss from continuing operations	(695,824)	(256,529)	(382,508)	(624,820)	(132,871)
Operating Loss per share	(0.05)	(0.03)	(0.04)	(0.10)	(0.02)[1]
Net Loss	(695,824)	(256,529)	(382,508)	(624,820)	(132,871)
Basic and diluted Loss per share	(0.05)	(0.03)	(0.04)	(0.10)	(0.02)
Total assets	2,570,003	1,158,171	1,018,436	944,822	334,064
Total liabilities	1,014,552	650,504	654,172	593,604	329,069
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil

Note:

(1) After 4:1 forward split effective April 7, 2005.

Performance and Results of Operations

At March 31, 2007, Russell Breweries Inc., had consolidated total assets of $2,570,003 (2006 restated $1,158,171) including cash and equivalents of $976,366, restricted cash of $200,000 and property, plant and equipment of $865,427. Russell had total liabilities of $1,014,552 (2006 restated $650,504) including bank indebtedness of $202,902, demand bank loan of $33,642, other bank loan debt of $134,366 and debt under capital leases of $437,195. Shareholders equity is $1,555,451 (2006 restated $507,667).

Prior Period Adjustment

The prior period adjustment of $63,237 is to correct errors of recording sales and accounts receivable for the year ended June 30, 2006, $18,443 of which is related to the six months ended December 31, 2005. The errors caused overstatements of sales resulting in understatements of net loss and deficit for the year ended June 30, 2006, and the three and nine months ended March 31, 2006, as well as overstatements of accounts receivable as of June 30, 2006, and March 31, 2006. The deficit and accounts receivable as of June 30, 2006 and March 31, 2006 as well as sales for the three and nine months ended March 31, 2006 have been restated in accordance with the recommendations of the Canadian Institute of Chartered Accountants with respect to Section 1506 "Accounting Changes".

Changes in Accounting Policies

Effective January 1, 2007, Russell made a change in accounting policies, on a retroactive basis, to reclass portions of gross sales, net sales, cost of sales, selling costs and administration expense, cash and cash equivalents and restricted cash to make the financial statement items more consistent and comparable to the industry standard. Under this policy, gross sales are shown net of licensee discount, net sales are shown net of excise taxes and provincial mark-up and excludes licensee discount, cost of sales include production labour and exclude provincial mark-up, selling general and administration expense excludes production labour and term deposits pledged against lines of credit are shown as restricted cash. Gross sales, net sales, cost of sales and selling and general and administration costs for the three months ended March 31, 2006 and the nine months ended March 31, 2006 and the cash and cash equivalents and restricted cash balances as at June 30, 2006 have been restated in accordance with the recommendations of the Canadian Institute of Chartered Accountants with respect to Section 1506 "Accounting Changes". These changes do not change reported net loss or deficit of any prior period.

The restatement reduces gross sales $29,399 for the three months ended March 31, 2006 and by $93,777 for the nine months ended March 31, 2006; reduces net sales by $69,512 for the three months ended March 31, 2006 and by $271,296 for the nine months ended March 31, 2006; reduces cost of goods sold by $45,751 for the three months ended March 31, 2006 and by $206,131 for the nine months ended March 31, 2006; and reduces selling general and administration expenses by $23,761 for the three months ended March 31, 2006 and by $65,165 for the nine months ended March 31, 2006. Cash and cash equivalents as at June 30, 2006 were reduced by $100,000 and restricted cash increased by $100,000.

Current Quarter

See "Prior Period Adjustment" and changes in accounting policy.

Net sales for the three months ended March 31, 2007 were $338,969 up $156,482 or 85.7% compared to $182,487 (restated) for the three months ended March 31, 2006. The gross margin was $240,114 up $107,366 or 80.9% compared to $132,748 (restated) for the three nine months ended March 31, 2006 principally as a result of the increase in net sales.

Selling, general and administration expense for the three months ended March 31, 2007 increased $128,839 or 55.2% to $362,104 compared to $233,265 (restated) for the three months ended March 31, 2006. The increase was in all expense categories reflecting the increase in sales and corporate activities and a one time additional expense in management fees and consulting expense of $64,250.

In other items for the three months ended March 31, 2007 interest on long-term debt increases 11,709 or 315% due to new capital purchases financed by long-term debt, offset in part by a $7,984 or a 100% increase in interest income compared to the three months ended March 31, 2006.

For the three months ended March 31, 2007, the net loss was $170,069 or $0.01 per share compared to the net loss of $142,870 (restated) or $0.01 (restated) per share for the three months ended March 31, 2006.

Year-to-Date

See "Prior Period Adjustment" and changes in accounting policy.

Net Sales for the nine months ended March 31, 2007 were $864,085 up $238,352 or 38.1% compared to $625,733 (restated) for the nine months ended March 31, 2006. The gross margin was $629,928 up $141,767 or 29% compared to $488,161 (restated) for the nine months ended March 31, 2006 as a result of the increase in net sales.

Selling, general and administration expense increased $574,096 or 92.2% to $1,196,743 compared to $622,647 (restated) for the nine months ended March 31, 2006. The increase in expenses is primarily a result of an expansion currently underway at the brewery including a doubling of premise size and increasing brewing capacity, a ramp-up in sales activities in anticipation of increased capacity and new sales contracts, and an increase in corporate activity including completion of a major equity financing and expenses associated with the migration of Russell from the

CNQ Exchange to the TSX-V. In addition selling, general and administration expenses in the nine months ended March 31, 2007 included a one quarter increased charge of management and consulting expense of $64,250 and $86,976 of non-cash stock compensation expense.

In other items interest on long-term debt increased 20,986 or 164.3% for the nine months ended March 31, 2007 due to new capital purchases financed by long-term debt offset in part by a $17,018 or a 100% increase in interest income compared to the nine months ended March 31, 2006.

For the nine months ended March 31, 2007, the net loss was $695,824 or $0.05 per share compared to the net loss of $256,529 (restated) or $0.03 per share for the comparable period in 2006.

Summary of Quarterly Results

The following is selected financial information from Russell's eight most recently completed fiscal quarters:

Fiscal Year Quarter	**2007 Q3 Unaudited $**	**2007 Q2 Unaudited and Restated $**	**2007 Q1 Unaudited and Restated $**	**2006 Q4 Unaudited and Restated $**	**2006 Q3 Unaudited and Restated $**	**2006 Q2 Unaudited and Restated $**	**2006 Q1 Unaudited and Restated $**	**2005 Q4 Unaudited $**
Net revenues	338,969	259,753	265,363	277,255	182,487	233,606	209,640	209,277
Total net loss	(170,068)	(366,898)	(158,858)	(125,978)	(142,870)	(67,155)	(46,505)	(431,804)
Total net loss per share	(0.01)	(0.03)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.10)

Liquidity and Capital Resources

Cash Flow

Net cash used by operating activities in the three months ended March 31, 2007 was $165,433 compared to $72,407 in the three months ended March 31, 2006, an increase in net cash use of $93,026, primarily as a result of a $122,588 increase in accounts receivable.

Net cash used by operating activities in the nine months ended March 31, 2007 was $596,929 compared to $225,651 in the nine months ended March 31, 2006, an increase in net cash use of $371,278, principally as a result of a $439,294 increase in loss.

During the three months ended March 31, 2007 Russell purchased $246,161 of property, plant and equipment compared to $94,697 in the three months ended March 31, 2006, an increase of $151,464.

During the nine months ended March 31, 2007 Russell purchased $414,752 of property, plant and equipment compared to $126,974 in the 2006 period, an increase of $287,778.

During the three months ended March 31, 2007 Russell received $615,302 from financing activities compared to $44 used in the March 2006 quarter, an increase in financing activities of $615,346. The principle financing activities during the March 31, 2007 quarter were share capital issued for cash of $441,535 and capital leases net of repayments of $191,476.

During the nine months ended March 31, 2007 Russell received $2,019,266 from financing activities compared to $357,725 in the nine months to March 2006, an increase in financing activities of $1,661,541. The principle financing activities during the nine months ended March 31, 2007 were shares issued for net cash of $1,800,035 and capital leases net of repayments of $286,673. The principle financing activities during the nine months ended March 31, 2006 were shares issued for cash net of share subscriptions used of $411,250.

Financial Condition

As at March 31, 2007, Russell had net working capital of $869,713 including cash and equivalents of $976,366. Russell also has $200,000 of restricted cash, $100,000 of which is securing bank indebtedness and $100,000 a capital lease. Long-term debt and capital leases total $382,181.

On July 27, 2007 Russell completed a brokered private placement with net proceeds of approximately $2,850,000 (see "Subsequent Event").

Russell has entered into a Definitive Agreement to acquire Fort Gary (see "Business Developments and Significant Events"). If all Fort Garry Shareholders elect Cash Only Consideration for their Fort Gary Shares, Russell will make cash payments excluding transaction costs of $1,990,679 to the Fort Garry Shareholders and cash payments to the holders of the Fort Garry Preferred Shares of $935,871 plus $156.62 for each day from and including July 1, 2007 to the Effective Date of the acquisition.

Funds on hand after completion of the Fort Gary acquisition may be insufficient to fund expected operating losses and planned capital expenditures for the next 12 months. Russell intends to raise additional cash in the equity and/or debt markets and through normal bank and lease financing to fund expected operating losses, working capital needs and capital asset purchases.

Subsequent Events

Russell received $109,758 in respect of the exercise of 233,015 warrants to purchase common stock at $0.30 and $0.50.

220,000 common shares were released from escrow on May 2, 2007.

Russell entered into a Merger Agreement dated July 25, 2007 to acquire Fort Garry (see "Business Developments and Significant Events").

On July 27, 2007, Russell completed a brokered private placement for gross proceeds of $3,176,500. Russell issued 5,294,166 Units at a price of $0.60 per Unit, with each Unit consisting of one common share and one non-transferable common share purchase Warrant. Each whole Warrant entitles the holder to purchase one additional share of Russell at a price of $0.75 for a period of one year from the completion of the financing subject to an early expiry provision that once resale restrictions on the Shares having expired and upon the Russell's shares trading at or above a weighted average trading price of $1.00 for 15 consecutive days Russell may give notice that the Warrants will expire 30 days from the date of providing such notice.

The Agents received a cash commission of $245,782 and 13,896 units comprising one common share and one share purchase warrant, each share purchase warrant entitling the holder to purchase one additional share of Russell at $0.75 (for a total of 8% of the gross proceeds of the Offering). In addition, the Agents were granted 529,417 agent's warrants (the "**Agent's Warrants**") exercisable for a period of one year from the date of closing of the Offering. Each Agent's Warrant is exercisable into one common share of Russell at $0.60 and will also be subject to early expiry conditions. In addition, the Agents were paid an administrative fee of $5,000, a Corporate Finance Fee of 50,000 units, each unit comprising of one common share and one share purchase warrant (each share purchase warrant entitling the holder to purchase an additional share of Russell at a price of $0.75), and were reimbursed for all reasonable expenses related to the Offering. Other transaction costs are estimated at $75,000. All shares issued in connection with the offering are subject to a four-month hold period.

Management Discussion and Analysis – Years Ended June 30, 2006, June 30, 2005 and June 30, 2004

The following Management Discussion and Analysis of Russell's financial condition and results of operations of Russell for the 2004 through 2006 fiscal years should be read in conjunction with the consolidated audited financial statements for the years ended June 30, 2006 (restated), June 30, 2005 and June 30, 2004. These statements, together with the following discussion and analysis dated October 24, 2006, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Russell as well as certain forward-looking statements relating to Russell's potential future performance.

Forward-Looking Statements

This report contains forward-looking information that is based on Russell's plans, intentions and expectations. By definition forward-looking information involves risks, uncertainties and assumptions and is not a guarantee of future performance. Actual results could differ significantly from those anticipated and hence investors should use caution when considering this information.

Overall Performance and Results of Operations

As at June 30, 2006 (restated), Russell had consolidated total assets of $1,018,436 including cash and equivalents of $1,318, restricted cash of $100,000 and capital assets of $547,130. At the same date, Russell had total liabilities totaling $654,172, and shareholders equity of $364,264.

Russell incurred a net loss of $382,508 or ($0.04) per share for the fiscal year ended June 30, 2006 (restated) as compared to a net loss of $624,820 or ($0.10) in fiscal 2005 and as compared to a net loss in fiscal 2004 of $132,871 or ($0.02) per share after adjusting for the 4:1 share split effective April 7, 2005. The decrease in net loss in 2006 (restated) compared to 2005 is primarily a result a 74% sales increase to $902,988 ($517,835 in 2005). The increase in net loss in 2005 compared to 2004 is primarily a result of a 460% increase in selling, general and administrative expenses to $935,476 offset by a 354% increase in sales and a 15% increase in gross margin.

Prior Year Adjustment

The prior period adjustment of $63,237 is to correct errors of recording sales and accounts receivable for the year ended June 30, 2006. The errors caused overstatements of sales resulting in understatements of net loss and deficit for the year ended June 30, 2006, and overstatements of accounts receivable as of June 30, 2006. The deficit and accounts receivable as of June 30, 2006 and sales for the year ended June 30, 2006 have been restated in accordance with the recommendations of the Canadian Institute of Chartered Accountants with respect to Section 1506 "Accounting Changes".

Change in Accounting Policies

Effective January 1, 2007, Russell made a change in accounting policies, on a retroactive basis, to reclass portions of gross sales, net sales, cost of sales, selling costs and administration expense, interest income, cash and cash equivalents and restricted cash to make the financial statement items more consistent and comparable to the industry standard. Under this policy, gross sales are shown net of licensee discount, net sales are shown net of excise taxes and provincial mark-up and excludes licensee discount, cost of sales include production labour and exclude provincial mark-up, selling general and administration expense excludes production labour and term deposits pledged against lines of credit are shown as restricted cash. Gross sales, net sales, cost of sales and selling and general and administration costs for the years ended June 30, 2006, 2005 and 2004 and the cash and cash equivalents and restricted cash balances as at June 30, 2006 have been reclassified in accordance with the recommendations of the Canadian Institute of Chartered Accountants with respect to Section 1506 "Accounting Changes". These changes do not change reported net loss or deficit of any prior period.

The reclassification reduces gross sales $189,730 for the year ended June 30, 2006 (2005 – $74,519; 2004 – $15,596); reduces net sales by $433,633 (2005 – $259,219; 2004 – $47,038); reduces cost of goods sold by $279,976 for the year ended June 30, 2006 (2005 – $209,552; 2004 – $29,288) and reduces selling, general and administration expenses by $90,420 for the year ended June 30, 2006 (2005 – $49,667; 2004 – $17,750). Selling, general and administration expenses were also increased by $4,761 and interest income increased by $4,761. Cash and cash equivalents as at June 30, 2006 were reduced by $100,000 and restricted cash increased by $100,000.

Selected Annual Information

The following table sets forth selected financial information of Russell for the last three fiscal years. This financial information is derived from the audited financial statements of Russell:

Item	Year ended June 30, 2006 Audited and Restated $	Year ended June 30, 2005 Audited $	Year ended June 30, 2004 Audited $
Net Revenue	902,988	517,835	113,970
Total Loss from Continuing Operations	(382,508)	(624,820)	(132,871)
Operating Loss per Share	(0.04)	(0.10)	(0.02)[1]
Net Loss	(382,508)	(624,820)	(132,871)
Basic and Diluted Loss per Share	(0.04)	(0.10)	(0.02)
Total Assets	1,018,436	944,822	334,064
Total Liabilities	654,172	593,604	329,069
Cash Dividends Declared per Share	Nil	Nil	Nil

Note:

(1) After 4:1 forward split effective April 7, 2005.

Results of Operations

Net sales increased 74.4% or $385,153 to $902,988 in fiscal 2006 as compared to $517,835 in fiscal 2005 which was 354.4% higher or $403,865 higher as compared to $113,970 in fiscal 2004. The substantial increase in net revenues in 2006 and 2005 reflects increased brewing capacity and sales activity.

Gross margins were 79.1% in 2006 compared to 76.4% in fiscal 2005 and compared to 64.9% in fiscal 2004.

Selling, general and administration decreased 0.8% or $7,450 to $928,026 in fiscal 2006 as compared to $935,476 in fiscal 2005 which was 460.5% or $768,568 higher as compared to $166,908 in fiscal 2004. Labour, management fees, automotive, and advertising and promotion increased substantially in fiscal 2006 but these were offset by a decrease in stock compensation expense and professional fees compared to fiscal 2005. The increase selling, general and administration expenses in fiscal 2005 compared to fiscal 2004 reflects the expansion of Russell's business operations and management fees, listing on the CNQ Exchange and $264,978 of stock compensation expense ($ nil in 2004).

Amortization increased 107.8% or $80,639 to $155,443 in fiscal 2006 as compared to $74,804 in fiscal 2005 which was 108.7% higher or $38,953 higher than $35,851 in fiscal 2004. The increases in amortization reflect the increases in brewing capacity and sales and distribution vehicles in 2006 and 2005.

As a result of the above, net loss for fiscal 2006 (restated) was $382,508, fiscal 2005 $624,820 and fiscal 2004 $132,871.

Summary of Quarterly Results

The following is selected financial information from Russell's eight most recently completed fiscal quarters:

Fiscal Year Quarter	2006 Q4 Unaudited and Restated $	2006 Q3 Unaudited and Restated $	2006 Q2 Unaudited and Restated $	2006 Q1 Unaudited and Restated $	2005 Q4 Unaudited $	2005 Q3 Unaudited $	2005 Q2 Unaudited $	2005 Q1 Unaudited $
Total Revenues	277,255	182,487	233,606	209,640	209,277	126,363	99,732	82,462
Total Net Loss	(125,978)	(142,870)	(67,155)	(46,505)	(431,804)	(106,794)	(67,765)	(19,064)
Total Net Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.10)	(0.07)	(0.04)	(0.01)

Liquidity and Capital Resources

Cash Flow

Net cash used by operating activities was $298,609 in fiscal 2006, $454,744 in fiscal 2005 and $70,634 in fiscal 2004 primarily as a result of net losses of $382,508, $624,820 and $132,871, respectively, and increases in non-cash working capital items to fund the growth in business offset by adjustments for non-cash items comprising amortization, stock compensation expense ($264,978 in fiscal 2005) and share capital issued for debt ($101,362 in fiscal 2005).

Russell invested $267,957, $375,916 and 68,248, respectively, in fiscal 2006, 2005 and 2004, principally in capital assets to grow the brewing capacity of Russell and for sales and distribution vehicles.

Russell received $348,400, $905,650 and $147,874, respectively, in fiscal 2006, 2005 and 2004 from share subscriptions, capital leases and bank loans.

Financial Condition

As at June 30, 2006, Russell had a negative working capital of $44,336.

Russell's consolidated financial statements are prepared on a going concern basis under which an entity is considered to be able to realize its assets and liabilities in the ordinary course of business. To date Russell has not generated sufficient revenues and has incurred operating losses and negative cash flow from its operating activities. To fund ongoing operations and future capital expenditures, Russell must continue to raise funds through issuing new equity and through bank and lease financing.

On October 17, 2006, Russell completed a brokered private placement raising gross proceeds of $1,500,000 and net proceeds of $1,353,500 after issue costs.

As at June 30, 2006, Russell has a $100,000 line of credit secured by a $100,000 term deposit (restricted cash), which term deposit has an interest rate of 3.25% per annum, maturing February 5, 2007.

As at June 30, 2006, Russell has a $63,546 demand bank loan with an original term of four years, repayable in monthly installments of $3,125 plus interest at bank prime rate plus 3% per annum. The loan is secured by a Demand Promissory Note, a general security agreement against all property of Russell, and a guarantee and postponement of claim of $37,500 by a director of Russell.

As at June 30, 2006, Russell has a $171,904 Canadian government guaranteed bank loan from The Bank of Nova Scotia with $7,257 of one time additional available draw down. Repayment is $4,167 per month plus interest at the bank prime rate plus 2.5%, maturing in December 2010. The loan is secured by a general security agreement over present property and property acquired in the future including all equipment, goods and inventory, property insurance showing loss payee as The Bank of Nova Scotia, as well as a personal guarantee of a director in the amount of $62,500.

The following is a schedule of the future minimum lease payments of the capital leases expiring on various dates, together with the balance of the obligations.

Fiscal Year Ended	$
2007	48,294
2008	89,928
2009	25,178
2010	24,396

Capital Resources

Russell has the following outstanding commitments with respect to its assets:

(a) Russell acquired a vehicle under a capital lease from Suzuki Canada Credit with a term of two years. This lease bears interest at a rate of 0.90% per annum, and is repayable in monthly installments of $313, plus interest. The lease is secured against the vehicle subject to the lease. The lease was paid in full February 28, 2006. Russell exercised the buyout and purchased the vehicle in April 2006.

(b) Russell acquired three additional vehicles under a capital lease from Totem Leasing with a term of three years. This lease bears interest at a rate of 12.5% per annum, and is repayable in monthly installments of $862, plus interest. The lease is secured against the vehicles subject to the lease.

(c) In July 2004, Russell obtained a Canadian government guaranteed bank loan from The Bank of Nova Scotia in the amount of $250,000. Russell has drawn down against the bank the amount of $242,743. The principal is being repaid on a straight-line basis over 54 months from January 2005.

(d) Russell entered into a lease dated February 1, 2004 with West-Bend Construction Ltd. for its premises at 13018 – 80th Avenue, Surrey, British Columbia with an initial term expiring January 31, 2007 which lease was renewed for a further term of three years expiring January 31, 2010. The monthly rent, including taxes, is $6,299.77 plus monthly payments of $356.04 for insurance.

(e) During the year ended June 30, 2004, Russell received a loan of $150,000 from Vancouver City Savings & Credit Union with a term of four years. The loan bears interest at prime plus 3% per annum, repayable in monthly installments of $3,125, plus interest. The loan is secured by a demand promissory note, a general security agreement against all of Russell's property and a guarantee of postponement of claim of $37,500 by a director of Russell.

(f) In January 2006, Russell acquired a vehicle under a capital lease from Jim Pattison Lease with a term of 24 months. This lease bears interest at 7.95% per annum, and is repayable in monthly installments $219, plus interest. The lease is secured against the vehicles subject to the lease.

(g) In February 2006, Russell acquired a vehicle under a capital lease from Jim Pattison Lease with a term of 36 months. This lease bears interest at 8.10% per annum, and is repayable in monthly installments $264, plus interest. The lease is secured against the vehicles subject to the lease.

(h) In June 2006, Russell acquired a forklift under a capital lease from Jim Pattison Lease with a term of 48 months. This lease is repayable in monthly installments $400, plus interest. The lease is secured against the vehicles subject to the lease.

Management

Russell's Management consists of Brian Harris (CEO), Andrew Harris (President and CFO) and John Morgan (Chairman). During the fiscal year ended June 30, 2006, Russell paid or accrued management fees of $48,000 to each of Brian Harris and Andrew Harris, a salary of $48,000 to John Morgan, a salary of $15,000 to Mark Russell (a former director of Russell) and total compensation for services to various relatives of Brian Harris and Andrew Harris of $104,120. Brian Harris and Andrew Harris are father and son.

Share Data

On January 5, 2006, Russell issued 1,363,666 common shares for a private placement at $0.375 for gross proceeds of $511,375. As at March 31, 2006, Russell had 10,022,135 common shares without par value issued and outstanding.

During the 2005 fiscal year, Russell granted incentive stock options on 885,000 common shares in its capital, exercisable for up to four years at a price of $0.58 per share. These shares were cancelled in April 2006 and 1,000,000 incentive stock options were issued to directors, officers, employees, and consultants at a price of $0.33 per share, expiring April 13, 2011. In June 2006, 250,000 of these stock options were cancelled, as Russell cancelled its consulting agreement with RSR Holdings which was entered into in April 2006.

Russell completed a brokered private placement on October 17, 2006, of 5,000,000 units at a price of $0.30 per unit, with each unit consisting of one common share and one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional share of Russell at a price of $0.50 for a period of two years from the completion of the financing subject to an early expiry provision that once resale restrictions on the shares expire and upon Russell's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive days Russell may give notice that the Warrants will expire 30 days from the date of providing such notice.

On October 20, 2006, Russell issued 760,000 stock options for a period of five years exercisable at a price of $0.48 per share.

On October 20, 2006, Russell cancelled 10,000 stock options exercisable at $0.33 per share with an expiry date of April 13, 2011.

On October 23, 2006, Russell commenced trading on the TSX Venture Exchange.

On July 27, 2007, Russell completed a brokered private placement for gross proceeds of $3,176,500. Russell issued 5,294,166 Units at a price of $0.60 per Unit, with each Unit consisting of one common share and one non-transferable common share purchase Warrant. Each whole Warrant entitles the holder to purchase one additional share of the company at a price of $0.75 for a period of one year from the completion of the financing subject to an early expiry provision that once resale restrictions on the Shares having expired and upon the Russell's shares trading at or above a weighted average trading price of $1.00 for 15 consecutive days Russell may give notice that the Warrants will expire 30 days from the date of providing such notice.

The Agents received a cash commission of $245,782 and 13,896 units comprising one common share and one share purchase warrant, each share purchase warrant entitling the holder to purchase one additional share of Russell at $0.75 (for a total of 8% of the gross proceeds of the Offering). In addition, the Agents were granted 529,417 agent's warrants (the "**Agent's Warrants**") exercisable for a period of one year from the date of closing of the Offering. Each Agent's Warrant is exercisable into one common share of Russell at $0.60 and will also be subject to early expiry conditions. In addition, the Agents were paid an administrative fee of $5,000, a Corporate Finance Fee of 50,000 units, each unit comprising of one common share and one share purchase warrant (each share purchase warrant entitling the holder to purchase an additional share of Russell at a price of $0.75), and were reimbursed for all reasonable expenses related to the Offering. Other transaction costs are estimated at $75,000. All shares issued in connection with the offering are subject to a four-month hold period.

On August 29, 2007, Russell issued 690,000 stock options for a period of five years exercisable at a price of $0.55 per share.

Investor Relations

No investor relations activities were undertaken by or on behalf of Russell during the period.

Additional Information

Additional information relating to Russell Breweries Inc. is located at www.sedar.com and www.russellbeer.com.

Dividend Policy

Russell does not currently pay a dividend. The decision to continue this policy will be determined by the Russell Board from time to time based upon, among other things, cash flow, the results of operations and the financial condition of Russell, Russell Opco and any other subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Russell Board considers relevant.

Authorized and Issued Share Capital

The authorized share capital of Russell is 400,000,000 Russell Shares, with 16,328,220 Russell Shares issued and outstanding as of June 22, 2007. The Russell Shares do not have any special rights or restrictions attached to them.

Consolidated Capitalization

There has not been any change in the share and capital structure of Russell on a consolidated basis since the date of the financial statements for the financial year ended June 30, 2006 save as described under "Prior Sales" below. The issuances described under the said heading have not had any material effect on the share and capital structure of Russell except to increase the number of shares outstanding.

Options and Other Rights to Purchase Shares

The following table sets forth details of all equity compensation plans of Russell as of June 30, 2006.

Table of Equity Compensation Plan Information as of June 30, 2006

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders	N/A	N/A	N/A
Equity Compensation Plans Not Approved by Securityholders	750,000	$0.33	252,213
Total	750,000[(1)]	$0.33	252,213 Russell Shares

Note:

(1) Subsequent to June 30, 2006, a new rolling 10% stock option plan was adopted by the directors of Russell.

Prior Sales

The following is a historical overview of shares issued by Russell:

Date	Shares	Source
June 30, 2001	1,333,334	Management I/C
April 8 2005	4:1 Stock Split Total of 5,333,336 Russell Shares	News Release
April or May 2005	1,508,299 Russell Shares issued in a Private Placement	News Release

Date	Shares	Source
January 5, 2006	1,363,666 Russell Shares issued in a Private Placement	News Release
June 30, 2006	Total Russell Shares issued to date: 10,022,135	Management I/C
October 17, 2006	5,000,000 Russell Shares issued in a Private Placement	News Release; 5,000,000 Units were sold at a price of $0.30/Unit, with each Unit consisting of one Russell Share and one share-purchase warrant.
January 1, 2007 to July 16, 2007	1,216,085 Russell Shares issued in warrant exercises	
July 17, 2007	Total Russell Shares issued to date: 16,338,220 Common Shares	News Release
July 27, 2007	5,294,166 Russell Shares issued in a Private Placement plus 13,896 Units issued to Agents as a commission fee, and 50,000 Units issued to Agents as a corporate finance fee	News Release; 5,294,166 Units were sold at a price of $0.60/Unit, with each Unit consisting of one Russell Share and one share-purchase warrant.
August 20, 2007	Total Russell Shares issued to date: 21,696,282 Common Shares	Management I/C

Market for Securities

The Russell Shares are listed for trading on the TSX-V under the symbol "RB". A summary of the trading volume and price range for the Russell Shares on the TSX-V is presented in the table below.

Price Range and Trading Volume of Russell Breweries Inc.

	High	Low	Trading Volume
Prior 12 Months			
September 1 – 4, 2007	0.60	0.55	44,500
August 2007	0.62	0.49	1,136,900
July 2007	0.67	0.58	636,200
June 2007	0.67	0.60	309,200
May 2007	0.67	0.52	1,307,100
April 2007	0.60	0.50	362,800
March 2007	0.65	0.51	305,000
February 2007	0.65	0.50	2,138,500
January 2007	0.73	0.55	659,100
December 2006	0.75	0.57	659,900
November 2006	0.65	0.50	642,500
October 23 – 31, 2006	0.55	0.45	219,900

Escrowed Securities

There are currently 441,000 Russell Shares being held in escrow, half of which will be released on November 18, 2007 and half on May 18, 2008; 220,000 escrowed Russell Shares were released on May 2, 2007. The escrowed Russell Shares will be released to Andrew Harris, Brian Harris and Mark Russell as follows:

	Release Dates	
Escrow Holder	**November 18, 2007 15%**	**May 18, 2008 15%**
Andrew Harris	82,500	82,500
Brian Harris	82,500	82,500
Mark Russell	55,500	55,500
TOTAL	220,500	220,500

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of Russell, no person, beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of voting rights attached to each class of the outstanding voting securities of Russell.

Directors and Officers

The following table sets forth the name, municipality of residence, office held, date on which each first became a director (if applicable), principal occupation during the last five years of each of the officers and directors of Russell and number of Russell Shares owned or over which control and direction may be exercised by each of the directors and the executive officers of Russell, as at August 20, 2007. The shareholdings of the Russell directors and officers will not change as a result of the Amalgamation but their percentage holdings of Russell will change.

Name, Municipality of Residence and Office Held	Year of Appointment as Director	Number of Common Shares[1]	Principal Occupation or Employment
Andrew Harris Vancouver, BC; Canada President and a Director	2003	550,000 (2.53% of issued Russell Shares)	President and Chief Financial Officer, Russell
Brian Harris[2] Vancouver, BC; Canada Chief Executive Officer, Chairman of the Board and a Director	2003	550,000 (2.53% of issued Russell Shares)	Chief Executive Officer, Russell; Managing Partner, Marketing Services International
Tom Maroon[2] Vancouver, BC; Canada Director	2006	10,000 (0.04% of issued Russell Shares)	President, Sinergy Restaurant Group Inc.
John Morgan Surrey, BC; Canada Director	2005	775,000 (3.57% of issued Russell Shares)	Chairman, Russell Partner, Springboard Group of Companies
Richard Shier[2] Vancouver, BC; Canada Director	2006	Nil	President, Fold-A-Tools Inc.

Notes:

(1) Does not include options to purchase common shares held by directors and officers.

(2) Denotes a member of the Audit Committee of Russell.

All of the directors' terms of office will expire at the earliest of their resignation, the close of the next annual general meeting called for the election of directors, or such other date as they may be removed according to the British Columbia *Business Corporations Act* (the "**BCBCA**").

Share Ownership by Directors and Officers

As at the date of this Management Proxy Circular, Russell's officers and directors beneficially own, as a group, or exercise control or direction over, directly or indirectly, 1,885,000 Russell Shares, representing approximately 8.69% of the issued and outstanding Russell Shares.

Biographies

***Andrew Harris* – President, CFO, Director**

Andrew Harris, 37, is a founder of Russell and is employed full time by Russell as President and Chief Operating Officer. Mr. Harris has over 15 years experience in all facets of the food and beverage industry. Mr. Harris was owner / operator of two successful, high profile, casual restaurants in Vancouver. He was the Director, Food & Beverage of The Arts Club Theatre Company, a non-profit organization with a number of theatres and restaurant operations in Vancouver. As the Director of Operations for Rainforest Café (NASDAQ:RAIN), Mr. Harris headed up the selection and training of operations teams for the launch of the London, England and Hong Kong markets. Mr. Harris has a Bachelor of Commerce from the University of Witwatersrand, Republic of South Africa.

***Brian Harris* – CEO, Director**

Brian Harris, 64, is a founder and Chief Executive Officer of Russell. Mr. Harris has over 25 years experience leading junior companies to raise capital, develop successful go-to-market strategies, launch new products and services and compete successfully in today's competitive marketplace.

Mr. Harris has considerable experience in the management of public companies on the Canadian, United States and Australian Stock Exchanges. Founder of EFTech Ltd. a leading supplier of Electronic Funds Transfer services at the Point of Sale in Australia. Founder of Best Available Seating Service Inc., a leading developer of computerized entertainment ticketing systems and the predecessor to what is now known as Ticketmaster. Mr. Harris was the founder and President of Target Group Marketing Services Ltd. and Shoppers Voice Publications Ltd., at that time, the largest selective sampling and controlled publications group in South Africa and Australia. He was an Executive with General Foods and Film Corporation of America. Mr. Harris has a Bachelor of Commerce degree from the University of Alberta.

***John Morgan* – Chairman, Director**

John Morgan, 64, is Chairman and an Executive Director of Russell. Mr. Morgan enjoyed a highly successful career as a senior executive with Labatt Breweries for 20 years. As Vice-President and General Manager, Mr. Morgan managed each of the individual Labatt companies in Canada from Ontario west. During that time, he was responsible for the introduction of Budweiser into the Alberta marketplace. As President and Managing Director of Labatt's Breweries of Europe, Mr. Morgan established a significant beer business in Europe through strategic partnerships and acquisitions. As President of Labatt's Breweries of Canada from 1990 to 1993, Mr. Morgan led a company turnaround in Canada that saw both market share and profit increase significantly.

A proven leader with both "start-up" and large company experience, Mr. Morgan has been CEO of Versacold, Canada's largest cold storage service provider and Cryopak Industries Inc., a start-up temperature-controlling packaging business. Mr. Morgan is currently a partner in the Springboard Group of Companies. Mr. Morgan spends approximately 50% of his time on Russell activities.

David J. Clark, **CA – Financial Consultant**

David Clark, 50, is a chartered accountant with 30 years experience in banking and private and publicly listed companies operating in a variety of industries, including beverage, oil and gas, junior mining exploration, real estate, software, transaction automation and electronic payments, pharmaceutical, and environmental technologies. He has acted in the roles of senior financial consultant, CFO, President and/or director capacities. Mr. Clark has managed the process of taking a number of private companies public, mergers, acquisitions, and the raising of public and private funds. Mr. Clark's banking experience comprises over eight years at Security Pacific Bank Canada (formerly Morguard Bank of Canada, now Bank of America Canada), most latterly in the position of Senior Vice-President and CFO.

***Tom Maroon* - Director**

Tom Maroon, 34, is President and Director of the Sinergy Restaurant Group Inc., which owns and operates a number of high profile restaurant properties in BC including "Crime Lab", "Lucy Mae Brown", "Century Restaurant and Bar" and "Fiction". Previously, Mr. Maroon was a management consultant in the food and beverage industry for eight years.

***Richard J. Shier* - Director**

Richard Shier, 50, has been involved in manufacturing companies since 1985 and has extensive experience in building successful organizations. Most recently, Mr. Shier was CEO/Director of Digital Payment Technologies Corp., a manufacturer of automated parking payment stations and back office software. Prior to this, Mr. Shier contracted his services to many technology firms requiring senior operational management. Currently Mr. Shier is a partner in The Springboard Group which provides management services and funding to growth companies. Mr. Shier is an excellent representative for Russell to the outside world having served as Chairman of the Technology Committee for BC's Children's Hospital. Mr. Shier has extensive public speaking and investor presentation experience associated with debt and equity fundraising in both Europe and Canada. Mr. Shier holds a Diploma in Business Management and Marketing from Capilano College in North Vancouver, British Columbia.

Executive Compensation

The following table sets forth information concerning compensation paid and accrued for services in all capacities to Russell for the last three completed financial years to the individuals who were (or who acted in a similar capacity as), as at June 30, 2006 or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer and the other three most highly compensated executive officers of Russell whose individual total salary and bonus during such period exceeded $150,000 (collectively, the "**Named Executive Officers**").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/SARs Granted #	Shares or Units Subject to Resale Restrictions #	LTIP Payouts $	All Other Compensation $
Andrew Harris	2006	48,000[1]	Nil	Nil	Nil	Nil	Nil	Nil
President and Director	2005	48,000	Nil	Nil	Nil	Nil	Nil	Nil
	2004	28,000	Nil	Nil	Nil	Nil	Nil	Nil
Brian Harris	2006	48,000[1]	Nil	Nil	Nil	Nil	Nil	Nil
Chief Executive	2005	48,000	Nil	Nil	Nil	Nil	Nil	Nil
Officer and Director	2004	28,000	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1) This amount represents the annual salary paid to Andrew Harris in his capacity as President of Russell and Director, management fees paid to Brian Harris in his capacity as Chief Executive Officer of Russell.

Long-Term Incentive Plan Awards

A long-term incentive plan ("**LTIP**") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. Russell does not have an LTIP for its directors and officers.

Stock Appreciation Rights

A stock appreciation right ("**SAR**") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of Russell Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year June 30, 2006.

Options

Russell did not grant stock options to the Named Executive Officers during the most recently completed financial year ended June 30, 2006 and no options were exercised by the Named Executive Officers during the financial year ended June 30, 2006.

Termination of Employment, Changes in Responsibility and Employment Contracts

Russell and its subsidiaries are not parties to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of their directors, officers or employees in the event of:

(a) resignation, retirement or any other termination of employment with Russell or one of its subsidiaries;

(b) a change of control of Russell or one of its subsidiaries; or

(c) a change in the director, officer or employee's responsibilities following a change of control.

Upon completion of the acquisition of Fort Garry, the following directors, officers and employees of Russell have agreed to enter into Employment and/or consulting contracts: Brian Harris, CEO; Andrew Harris, President; David Clark, Financial Consultant; Douglas Saville, VP Operations and Head Brewmaster; Stuart Lilley, Sales Manager; Angela Harris, Marketing Manager; Peter Harris, Operations Manager; and John Morgan, Chairman.

Compensation of Directors

During the most recently completed financial year ended June 30, 2006, the directors of Russell did not receive fees for attendance of board meetings or other cash compensation for acting in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of Russell.

The following directors received options under the Stock Option Plan in their capacity as a director during the most recently completed financial year ended June 30, 2006:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted	Exercise or Base	Market Value of Securities Underlying Options on the Date of Grant	Expiration Date
	#	$/Security	$/Security	
John Morgan	90,000	$0.33	$0.39	April 13, 2011
Richard Shier	40,000	$0.33	$0.39	April 13, 2011

Directors' and Officers' Liability Insurance

Russell Subco has a directors and officers liability and corporate reimbursement insurance policy, with a policy period from January 16, 2007 to January 16, 2008. This policy is with the following insurers; in the following proportions:

Subscribing Companies	Percent
Continental Casualty Company (CNA)	40.0%
XL Reinsurance America Inc.	27.5%
Temple Insurance Company	25.0%
Certain Underwriters at Lloyd's Under Agreement No. ENC106-08	7.5%

ENCON Group Inc. has executed and signed this policy on behalf of the above-mentioned insurers. The limit of liability under this policy amounts to $2,000,000 per claim.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers and employees and former directors, executive officers, and employees is, as of June 22, 2007, indebted to either Russell or its subsidiary nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Russell or its subsidiary.

None of the directors or executive officers of Russell, nor proposed nominee for election as a director of Russell nor any associate or affiliate of any of the foregoing, has at any time since the beginning of Russell's last completed financial year been indebted to Russell or its subsidiary nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries except for John Morgan who was indebted to Russell for $30,000 as at March 31, 2007, which debt has been repaid.

Corporate Governance

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 *Disclosure of Corporate Governance Practices* (**"NI 58-101"**) and National Instrument 58-201 *Corporate Governance Guidelines* (**"NI 58-201"**). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 *Audit Committees* (**"MI 52-110"**), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. A full description of each of the corporate governance practices of the Company with respect to NI 58-101 is set out in Schedule "G" to this Management Proxy Circular.

Audit Committee and relationship with Auditors

As required by MI 51-110, information concerning the constitution of Russell's audit committee and its relationship with its independent auditors is set forth below.

The Audit Committee's Charter

Russell's audit committee is governed by an audit committee charter, the text of which is set out in Schedule "H" of this Management Proxy Circular.

Composition of the Audit Committee

Russell's audit committee is comprised of three directors, Brian Harris, Richard Shier, and Tom Maroon. Two members, Richard Shier and Tom Maroon, are considered to be independent members of the Audit Committee pursuant to the meaning of "independent" provided in MI 52-110. All three members are considered financially literate as provided for in MI 52-110.

Relevant Education and Experience

This section describes the education and experience of Russell's Audit Committee members that is relevant to the performance of their responsibilities in that role.

(a) an understanding of the accounting principles used by Russell to prepare its financial statements;

(b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Russell's financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d) an understanding of internal controls and procedures for financial reporting.

Brian Harris

Brian Harris has over 25 years experience leading junior companies in raising capital, developing successful go-to-market strategies, launching new products and services and acting in various director and senior officer roles, including those of Chief Financial Officer and Chief Executive Officer. Mr. Harris also has considerable experience in the management of public companies on the Canadian, United States and Australian Stock Exchanges and is a founder of a number of technology-based companies. Mr. Harris was an executive with General Foods and Film Corporation of America. Mr. Harris has a Bachelor of Commerce degree from the University of Alberta.

Richard Shier

Richard Shier has been involved in manufacturing companies since 1985. Most recently, Mr. Shier was Chief Executive Officer/Director of Digital Payment Technologies Corp., a manufacturer of automated parking payment stations and back office software. Mr. Shier provides management services and funding services to growth companies. Mr. Shier has served as Chairman of the Technology Committee for B.C.'s Children's Hospital. Mr. Shier holds a Diploma in Business Management and Marketing from Capilano College in North Vancouver, British Columbia.

Tom Maroon

Tom Maroon is President and Director of the Sinergy Restaurant Group Inc. which owns and operates a number of high profile restaurant properties in British Columbia. Previously, Mr. Maroon was a management consultant in the food and beverage industry for eight years.

Audit Committee Oversight

Since the commencement of Russell's most recently completed financial year ended June 30, 2006, Russell's board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of Russell's most recently completed financial year ended June 30, 2006, Russell has not relied on the exemptions contained in Section 2.4 *"De Minimis Non-Audit Services"* or Section 8 *"Exemptions"* of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulator authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by Russell's board of directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

The fees paid by Russell to its auditor in each of the last two fiscal years, by category, are as follows:

Audit Fees

In 2006, Russell paid the external auditor (the "**External Auditor**") $22,000 for audit services. In 2005, Russell paid the External Auditor $25,000 for audit services.

Audit Related Fees

In 2006, Russell paid the External Auditor $6,500 for assurance and related services in connection with the performance of the audit or the review of Russell's financial statements ("**Audit Related Services**"). In 2005, Russell paid the External Auditor $1,474 for Audit Related Services.

Tax Fees

In 2006, Russell did not pay the External Auditor for advice related to tax compliance, tax advise and tax planning ("**Tax Services**"). In 2005, Russell did not pay the External Auditor for Tax Services.

All Other Fees

In 2006, Russell paid the External Auditor $160 for any other fees. In 2005, Russell did not pay the External Auditor for any other fees.

Exemptions

Russell is relying on the exemption provided by Section 6.1 of MI 52-110 which provides that Russell, as a venture issuer, is not required to comply with Part 3 (*Composition of the Audit Committee*) and Part 5 (*Reporting Obligations*) of MI 52-110.

Risk Factors

Net Losses

Russell has neither a history of earnings nor has it paid any dividends. It is unlikely to pay dividends or realize a profit in the foreseeable future. Russell has historically had significant working capital deficiency and has significant accumulated losses since inception. As at March 31, 2007, Russell had positive working capital of approximately $869,000 and restricted cash of approximately $200,000. The continuation of Russell as a going concern is dependent upon the continued financial support of its shareholders, the ability of Russell to obtain necessary equity financing and to generate sustainable significant revenue.

Need for Additional Financing

Russell's business plan calls for ongoing expenses in connection with proposed business expansion. Russell will require additional funding in order to finance this development of its business plan. If it is unable to raise the funds necessary, Russell may have to delay the implementation of its business plan. Russell does not have any arrangements for financing and can provide no assurance that it will be able to obtain the required financing when needed.

Competition

Russell will compete with other breweries and brewpubs. Competition in these sectors is intense, with the majority of new market participants failing. While Russell Brewing has survived through the development stage of its business, Russell's ability to expand operations will require it to compete with established, larger breweries and brew pub restaurant chains. Many of these competitors have been in business for much longer than Russell and have established markets.

Russell considers its main competitors to be other participants in the Canadian brewing industry, which includes imported beer and specialty and value priced brands brewed by both small regional brewers and the national brewers. The markets for beer in all Canadian provinces are becoming increasingly competitive. Existing regional breweries are increasing their production capacities and marketing programs. National brewers are aggressively promoting their own specialty and value brands as well as premium brands. Regional and National brewers are competing aggressively with pricing, specifically in the value category, in major markets across the country. Russell also anticipates increasing competition as new brewers enter markets in which Russell currently operates and as Russell expands beyond its core markets.

With respect to the Canadian premium beer category, the principal competitive factors affecting the market for Russell's products include quality and taste, packaging, advertising and promotional support, brand recognition and price. There can be no assurance that Russell will be able to compete successfully in this category against current and future competitors based on these and other factors. Russell competes with a variety of domestic and international brewers, many of whom have substantially greater financial, production, distribution and marketing resources. Russell anticipates increased competition in the premium beer category from the major domestic brewers, each of whom has introduced and is marketing premium-priced products. The large domestic brewers dominate the overall domestic beer market and Russell expects that certain of these companies, with their superior financial resources and established distribution networks, may seek further participation in this beer category through the acquisition of equity positions in, or the formation of, distribution alliances with other brewers.

Russell's principal competition in the Canadian domestic premium beer category are Sleeman, Brick Brewing Co. Limited, Big Rock Brewery Ltd., Creemore Springs Brewery Ltd., acquired by Molson Coors in 2005, and Granville Island Brewing Co. Russell also faces and anticipates increased competition from imported brands such as Heineken and Corona. Recent growth in the sales of premium beer is expected to result in increased competition in the category. Increased competition could result in price reductions, reduced profit margins and loss of market share, all of which could have a material adverse effect on Russell's financial condition and results of operations. Russell's products also compete generally with other alcohol beverages, including products offered in other categories of the beer industry and low alcohol products. Russell competes with other beer and beverage companies not only for consumer acceptance and loyalty but also for shelf and tap space and for marketing focus by Russell's distributors and their customers.

Government Regulation

Russell's business is regulated by federal, provincial and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, permitted and required labelling, advertising, promotion and marketing practices, relationships with distributors and related matters. Failure on the part of Russell to comply with federal, provincial or local laws and regulations could result in the loss, revocation or suspension of Russell's licences, permits or approvals and accordingly could have a material adverse effect on Russell's business. Russell believes that it has obtained all regulatory permits and licences necessary to operate its business where Russell's products are currently being produced and distributed. In addition, changes to taxes, environmental regulations or any other laws or regulations which affect Russell's products or their production, handling or distribution could have a material adverse effect on Russell's operating results.

Trends in Consumer Preferences and Attitudes

The premium beer category of the domestic beer market has grown dramatically over the past decade. Russell believes that one factor in such growth has been consumer demand for more flavourful beer offered in a wider variety of styles. No assurance can be given however that consumer demand for these products will continue in the future. Russell's success also depends upon a number of factors related to the level of discretionary consumer spending, such as the general state of the economy, tax laws and consumer confidence in future economic conditions.

The value beer category continues to compete on the basis of price. During 2005, the Canadian beer market continued to have deep price discounting on several brands that compete within the value category. There has been a rise in the number of competitors and brands in this category of the market. Russell's success in this category depends on a number of factors including its ability to compete on price.

In recent years, there has been an increase in the level of health-consciousness and considerable debate has occurred concerning alcohol-related social problems, such as alcoholism, drunk driving and fetal alcohol syndrome. In addition, a number of anti-alcohol groups are advocating increased governmental action on a variety of fronts which may be unfavourable to the beer industry.

Leased Facility

Russell Opco is located at a leased facility in Surrey, British Columbia. As such, Russell is subject to the risks of the owner of this facility encountering financial or operational difficulties.

Protection of Intellectual Property Rights; Risk of Third Party Claims of Infringement

Russell considers its trademarks, particularly certain brand names and product packaging, advertising and promotion design and artwork, to be of considerable value and critical to its business. Russell relies on trademark laws and other arrangements to protect its proprietary rights. There can be no assurance that the steps taken by Russell to protect its intellectual property rights will preclude competitors from developing confusingly similar brand names or promotional materials. While Russell believes that its proprietary rights do not infringe upon the proprietary rights of third parties, there can be no assurance in this regard.

Dependence on Key Personnel

Russell's success depends to a significant degree upon the continuing contributions of key personnel, and on its ability to attract and retain qualified management, sales, production and marketing personnel. The loss of any of such persons or the failure to recruit additional key personnel in a timely manner, could adversely affect Russell. Russell does not maintain any key man life insurance on the life of any of its key personnel.

Operating Hazards

Russell's operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products and equipment defects. While Russell has not experienced a contamination problem in its products, the occurrence of such a problem could result in a costly product recall and serious damage to Russell's reputation for product quality. Although Russell maintains insurance against certain risks under various general liability and product liability insurance policies, there can be no assurance that Russell's insurance will be adequate or that claims resulting from such incidents will be accepted as filed.

Volatile Share Price

There can be no assurance that the price of Russell's common shares will not decline below the current market price. Stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many small public companies for reasons frequently unrelated to the specific companies. These broad market fluctuations may adversely affect the market price of Russell's common shares. While Russell's common shares trade through the facilities of the TSX-V, there is no guarantee that a more liquid market for Russell's shares will develop, and if developed, will continue. To date, Russell's shares have traded lightly on the TSX-V.

No Duplication of Dividends

Russell has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. There can be no assurance that Russell's board of directors will ever declare cash dividends, which action is exclusively within their discretion.

Credit Risk

Russell grants credit to its customers in the normal course of business. However, as the major portion of the accounts receivable is the British Columbia Liquor Distribution Branch, management believes exposure to credit risk is limited.

Disclosure Controls and Procedures

Management has designed internal disclosure controls and procedures over disclosure controls and procedures and financial reporting appropriate for the nature and size of its operations to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Russell did not make any change in its internal control over financing reporting during the quarter and nine months ended March 31, 2007.

Management has identified certain weaknesses in internal controls over financial reporting as follows:

(a) Due to a limited number of accounting and administrative staff, it is not feasible to achieve complete segregation of duties.

(b) Due to a limited number of staff Russell does not have sufficient finance personnel with appropriate technical accounting knowledge to address all complex and non-routine transactions that may arise.

Dependence on Market Growth

There can be no assurance that the market for Russell will continue to grow, that customers will continue to buy Russell's products or that Russell will be successful in establishing markets for any new products. If the various markets in which Russell's products compete fail to grow, or grow more slowly than currently anticipated, or if Russell is unable to establish markets for any new products, Russell's business, operating results and financial condition could be materially adversely affected.

Failure to Integrate and/or Manage Growth Successfully

Russell's future growth will depend upon a number of factors, including the ability to acquire and train sales and marketing staff, expand internal management and enhance financial controls significantly to maintain control over operations and provide support to other functional areas. Russell's inability to achieve any of these objectives could harm Russell's business, financial condition and operating results.

Leverage

The degree to which Russell is leveraged could have important consequences, including, but not limited to, the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, a portion of cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available for operations, and such indebtedness contains financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have material adverse effect.

Risks of Acquisitions Negatively Impacting Russell

In the future, Russell may engage in selective acquisitions of products or businesses that Russell believes would be complementary. There is a risk that Russell will not be able to identify suitable acquisition candidates available for sale at reasonable prices, complete any acquisition, or successfully integrate any acquired product or business into operations. Acquisitions may involve a number of other risks, including: diversion of Management's attention; disruption to the ongoing business; failure to retain key acquired personnel; difficulties in integrating acquired operations, products or personnel; unanticipated expenses, events or circumstances; and assumption of disclosed and undisclosed liabilities.

If Russell does not successfully address these risks or any other problems encountered in connection with an acquisition, the acquisition could have a material adverse effect on the business, results of operations and financial condition. In addition, if Russell proceeds with an acquisition paid by cash, it may diminish the liquidity and capital resources, or shares may be issued which could cause significant dilution to existing shareholders.

Legal Proceedings

Russell is not party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

Interest of Informed Persons in Material Transactions

To the knowledge of management of Russell, no director or executive officer of Russell, no person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Russell (each of the foregoing being an "**Informed Person**"), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of Russell, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of Russell's last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect Russell or any of its subsidiaries.

The Board of Directors of Russell consists of Brian Harris, CEO, Andrew Harris, President and Chief Financial Officer, John Morgan, Rick Shier and Tom Maroon. During the nine months ended March 31, 2007, Russell paid or accrued management fees of $181,750 to directors and total compensation for services to various relatives of Brian Harris and Andrew Harris of $86,540. Brian Harris and Andrew Harris are father and son.

Auditors

Russell's auditors are Lancaster & David, Chartered Accountants, Suite 510, 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6.

Registrar and Transfer Agent

The registrar and transfer agent appointed by Russell to maintain the register and the register of transfers for Russell Shares is Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

Material Contracts

Russell has entered into the following material agreements within the last two years:

(a) April 20, 2007: Russell partners with Sammy J. Peppers – This agreement provides that Russell will supply the Sammy J. Peppers restaurant chain with their signature draught beers and Russell Cream Ale.

(b) May 7, 2007: Russell, BC Lions football team and BC Place entered into a three-year partnership agreement beginning June 15, 2007, which makes Russell the Official Beer of the BC Lions and BC Place.

(c) May 27, 2007: Russell entered into a Letter of Intent to acquire Fort Garry.

(d) July 25, 2007: Merger Agreement. See "The Amalgamation – Merger Agreements".

Experts

Certain legal matters in connection with the Management Proxy Circular and Amalgamation are being reviewed, on Russell's behalf, by Fraser Milner Casgrain LLP, and on Fort Garry's behalf by Monk Goodwin LLP. As at the date hereof, none of the partners and associates of Fraser Milner Casgrain LLP and Monk Goodwin LLP beneficially own, directly or indirectly, any outstanding Russell Shares.

RUSSELL – POST-AMALGAMATION

The following information is presented on a post-Amalgamation basis and is reflective of the business, financial and share capital positions of Russell post-Amalgamation. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Corporate Structure of Russell Post-Amalgamation

Upon completion of the Amalgamation, Amalco will be formed by the amalgamation of Fort Garry and Russell Subco pursuant to a certificate of amalgamation issued under the provisions of the MCA. Amalco will be a wholly owned subsidiary of Russell.

The head office and registered office of both Russell Subco and Amalco will be the same as Russell.

Intercorporate Relationships

Upon completion of the Amalgamation it is expected that Amalco will be wholly owned by Russell and that Russell will also continue to wholly own Russell Opco.

Business and Operations

Russell, Russell Opco, and Amalco will continue the combined business of Russell and Fort Garry and all of the property, liabilities and obligations of Russell Subco and Fort Garry will be the property, liabilities and obligations of Amalco upon completion of the Amalgamation.

Narrative Description of the Business

Upon completion of the Amalgamation, Amalco's business will be a continuation of the combined business of Russell and Fort Garry. See "Fort Garry Brewing Company Ltd. – General Development of the Business" and "Russell Breweries Inc. – Russell's Business". By combining the operations of Russell and Fort Garry, Amalco will be operating a larger company with greater efficiencies and potential, as indicated under "Recommendations of the Directors".

Description of Securities of Russell Post-Amalgamation

Upon completion of the Amalgamation, the share structure of Russell Post Amalgamation will be 400,000,000 Russell Shares. See "Authorized and Issued Share Capital".

Pro Forma Consolidated Capitalization of Russell Post-Amalgamation

The following table sets forth the consolidated capitalization of Russell after giving effect to the Amalgamation.

Authorized	Outstanding after giving effect to the Amalgamation as at August 20, 2007
	(unaudited)
Russell Shares	$9,416,495
(400,000,000)	26,672,980 Russell Shares[1]

Note:

(1) This figure is based on the assumption: (i) all Fort Garry Shareholders elect the Share Only Consideration with each Fort Garry Share being exchanged for one Russell Share; (ii) there are 4,976,698 Fort Garry Shares issued and outstanding at the time of the Amalgamation; and (iii) no further shares are issued by Fort Garry, Russell will issue approximately 4,976,698 Russell Shares to acquire the Fort Garry Shares.

Diluted Share Capital of Russell Post-Amalgamation

The following table states the diluted share capital of Russell Post-Amalgamation after giving effect to the Amalgamation and taking into account the Russell Private Placement.

	Number and Percentage of Russell Shares Outstanding (Diluted) After Giving Effect to the Amalgamation	
Russell Shares currently outstanding	21,696,282	63.25%
Russell Shares to be issued for Fort Garry Shares[1]	4,976,698	14.51%
Number of Russell Shares to be issued upon exercise of outstanding options, warrants, rights[2]	7,622,228	22.22%
Number of Russell Shares remaining available for future issuance under Russell's equity compensation plans[2]	4,628	0.02%
TOTAL	**34,299,836**	100.00%

Notes:

(1) Assuming all Fort Garry Shareholders elect the Share Only Consideration.

(2) Current.

Principal Securityholders of Russell Post-Amalgamation

No persons are anticipated to own of record beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Russell Shares of Russell Post-Amalgamation after giving effect to the Amalgamation.

Directors, Officers and Promoters of Russell Post-Amalgamation

The directors, officers and promoters of Russell Post-Amalgamation will be the same as for Russell.

After completion of the Amalgamation, it is estimated that an aggregate of 1,885,000 Russell Shares will be beneficially owned, directly or indirectly, by all of the former directors, officers, insiders and promoters of Russell Post-Amalgamation as a group representing 7.07% of the then issued and outstanding Russell Shares.

After giving effect to the Amalgamation, the aggregate number of issued and outstanding Russell Shares held by the public will be 24,787,980 representing 92.93% of the issued and outstanding Russell Shares assuming that all Fort Garry Shareholders elect the Share Only Consideration.

Management of the Reporting Issuer Upon Completion of the Amalgamation

The management of Russell Post-Amalgamation will remain the same as the current management for Russell.

Other Reporting Issuers

The following proposed directors, officers or promoters of Russell Post-Amalgamation are, or within the past five years have been, directors, officers or promoters of the following reporting issuers (other than Russell):

Name	Reporting Issuers	Positions	Dates[1]
Brian Harris	Auterra Ventures Inc.	President, Director	06, 2003 to 04, 2004
	Ballad Gold and Silver Inc.	Director	06, 2002 to 01, 2004
John Morgan	Cryopak Industries Inc.	CEO, Director	09, 1998 to 12, 2005

Note:

(1) Dates are approximate.

Penalties and Sanctions

No proposed director, officer, promoter of Russell Post-Amalgamation, or a securityholder anticipated to hold sufficient securities of Amalco to affect materially the control of Russell Post-Amalgamation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body including a self-regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about the Amalgamation.

Cease Trade Orders or Bankruptcies

No proposed director, officer, promoter of Russell Post-Amalgamation, or a securityholder anticipated to hold sufficient securities of Russell Post-Amalgamation to affect materially the control of Russell Post-Amalgamation, within 10 years before the date of this Management Proxy Circular, has been, a director, officer or promoter of any person or company that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director, officer, promoter of Russell Post-Amalgamation, or a securityholder anticipated to hold sufficient securities of Russell Post-Amalgamation to affect materially the control of Russell Post-Amalgamation, or a personal holding company of any such person has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or promoter.

Proposed Executive Compensation of Russell Post-Amalgamation

Compensation of Directors

Upon completion of the Amalgamation, it is anticipated that Russell Post-Amalgamation will pay no cash compensation to directors for services rendered in only that capacity.

Compensation of Executive Officers and Summary Compensation Table

It is anticipated that the compensation of the executive officers of Russell Post-Amalgamation will be maintained on the same basis as the compensation paid in previous years to the executive officers of Russell. See "Executive Compensation".

Other Compensation

Other than benefits and perquisites which will not amount to $10,000 or greater per individual, Russell Post-Amalgamation does not anticipate paying any additional compensation to Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

Stock Options of Russell Post-Amalgamation

The stock option plan of Russell Post-Amalgamation will be the stock option plan of Russell. The following table shows the particulars of Russell Post-Amalgamation Options anticipated to be outstanding upon completion of the Amalgamation. Russell Post-Amalgamation Options will continue to be governed by the stock option plan of Russell.

The following table shows the particulars of the anticipated options to acquire Russell Shares upon completion of the Amalgamation.

Name	Number of Russell Shares Under Option	Exercise Price $	Expiry Date
Marc Weininger	130,000	0.33	April 13, 2011
Al Charleson	130,000		
John Morgan	90,000		
Jim Emmerton	60,000		
Angela Harris	80,000		
Paul Harris	70,000		
Peter Harris	70,000		
Jason Klotz	10,000		
Laura Findlay	5,000		
Stuart Lilley	15,000		
Joseph Lewis	5,000		
Tom Maroon	50,000	0.48	October 20, 2011
Stuart Lilley	35,000		
Brian Harris	240,000		
Andrew Harris	240,000		
Melissa Janke	10,000		
Gillian Nixon	10,000		
David Clark	400,000	0.55	August 29, 2012
Brian Buckley	150,000		
Brian Harris	70,000		
Andrew Harris	70,000		

Escrowed Shares of Russell Post-Amalgamation

See "Russell – Escrowed Securities".

Relationship Between Fort Garry and Russell and Professional Persons

No person or company named in this Management Proxy Circular as having prepared or certified a part of the Management Proxy Circular or a report described in this Management Proxy Circular and no responsible solicitor or any partner of a responsible solicitor's firm, holds any beneficial interest, direct or indirect, in any securities or property of Russell or Fort Garry or of an associate or affiliate of Russell or Fort Garry.

Auditor, Transfer Agent and Registrar

Upon completion of the Amalgamation, it is anticipated that the transfer agent and registrar for the Russell Shares will continue to be Pacific Corporate Trust Company, Vancouver, British Columbia.

It is also anticipated that, upon completion of the Amalgamation and subject to shareholder approval herein, that the auditor of Russell Post-Amalgamation will be Lancaster & David, Chartered Accountants.

Material Contracts

All material contracts of Russell and Fort Garry will continue as material contracts of Russell Post-Amalgamation.

Risk Factors of Russell Post-Amalgamation

The Amalgamation will result in the Fort Garry Shareholders becoming securityholders of Russell. **An investment in the securities of Russell Post-Amalgamation should be considered speculative due to the nature of Russell Post-Amalgamation's business. A prospective securityholder should consider carefully the risk factors set out under the heading "Fort Garry Brewing Company Ltd. – Management's Discussion and Analysis of Fort Garry for the year ended December 31, 2006 – Risks and Uncertainties" and "Russell Breweries Inc. – Risk Factors" above.**

INFORMATION AND APPROVALS

The information contained or referred to in this Management Proxy Circular with respect to Fort Garry has been furnished by Fort Garry. The information contained or referred to in this Management Proxy Circular with respect to Russell has been furnished by Russell. Fort Garry and its respective directors and officers have relied on the information relating to Russell provided by Russell and take no responsibility for any errors in such information or omissions therefrom.

CERTIFICATE OF FORT GARRY BREWING COMPANY LTD.

The foregoing as it relates to Fort Garry Brewing Company Ltd. contains full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by securityholders of Fort Garry Brewing Company Ltd.

DATED: September 10, 2007

(Signed) Douglas Saville
President and Chief Executive Officer

(Signed) Denis Chabbert
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
FORT GARRY BREWING COMPANY LTD.

(Signed) Jean Paul Gobeil
Director

(Signed) Peter Walker
Director

AUDITORS' CONSENTS

We have read the Notice of Meeting and Management Proxy Circular (the "**Circular**") of Fort Garry Brewing Company Ltd. ("**Fort Garry**") relating to the proposed amalgamation between Fort Garry and a wholly owned subsidiary of Russell Breweries Inc., 5506752 Manitoba Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Circular of our reports to the shareholders of Fort Garry on the balance sheets of Fort Garry as at December 31, 2006 and 2005, and the statements of loss, deficit and cash flows for each of the years in the two-year period ended December 31, 2006. Our reports are dated February 16, 2007 on the financial statements for the years ended December 31, 2006 and 2005, and February 8, 2006 on the financial statements for the year ended December 31, 2005.

The financial statements as at December 31, 2004 and for the year then ended were audited by another firm of Chartered Accountants, who expressed an opinion without reservation on those statements in their report dated February 11, 2005.

(*signed*)

Meyers Norris Penny LLP
Chartered Accountants

Winnipeg, Manitoba
September 10, 2007

AUDITORS' CONSENTS

We have read the Notice of Meeting and Management Proxy Circular (the "**Circular**") of Fort Garry Brewing Company Ltd. ("**Fort Garry**") relating to the proposed amalgamation between Fort Garry and a wholly-owned subsidiary of Russell Breweries Inc., 5506752 Manitoba Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of Fort Garry on the balance sheets of Fort Garry as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. Our report is dated February 11, 2005.

(signed)

KPMG LLP
Chartered Accountants

Winnipeg, Canada
September 10, 2007

AUDITORS' CONSENT

We have read the Notice of Meeting and Management Proxy Circular (the "**Circular**") of Fort Garry Brewing Company Ltd. relating to the proposed transaction between Russell Breweries Inc. and Fort Garry Brewing Company Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of Russell Breweries Inc. on the consolidated balance sheets of Russell Breweries Inc. as at June 30, 2005 and June 30, 2006 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended June 30, 2006. Our report is dated October 24, 2006, except as to Note 13, which is dated as of August 23, 2007.

(*signed*)

Lancaster & David
Chartered Accountants

Vancouver, British Columbia
September 10, 2007

EVANS & EVANS, INC.'S CONSENT

We are the authors of a report entitled "Valuation Report and Related Fairness Opinion – Fort Garry Brewing Company Ltd. & Russell Breweries Inc." (the "**Report**") dated July 23, 2007 which was prepared for the independent committee of the directors of Fort Garry Brewing Company Ltd. (the "**Company**") in connection with the amalgamation of the Company and Russell Breweries Inc. ("**Russell**"). We consent to the filing of the Report with the British Columbia Securities Commission, the Alberta Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission and the TSX Venture Exchange and the inclusion of a summary of the Report to the management proxy circular of the Company dated September 10, 2007 (the "**Circular**"). We further consent to the attachment of the body of the Report to the Circular.

We confirm that we have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Report or that is within our knowledge as a result of the services we performed in connection with the Report.

(signed)

Evans & Evans, Inc.

Vancouver, British Columbia
September 10, 2007

SCHEDULE "A"

FORT GARRY FINANCIAL STATEMENTS

See attached.

AUDITORS' REPORT

To the Shareholders of Fort Garry Brewing Company Ltd.

We have audited the balance sheet of Fort Garry Brewing Company Ltd. as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Meyers Norris Penny LLP

Chartered Accountants

Winnipeg, Manitoba

February 16, 2007

FORT GARRY BREWING COMPANY LTD.

Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 115,180	$ 43,478
Accounts receivable	358,024	299,178
Inventory (Note 3)	212,058	253,455
Prepaid expenses	13,690	22,453
	698,952	618,564
Property and equipment (Note 4)	3,021,799	3,358,251
	$ 3,720,751	$ 3,976,815
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 353,895	$ 335,261
Current portion of long-term debt	225,000	225,000
Current portion of deferred lease payable	14,414	14,414
	593,309	574,675
Long-term debt (Note 5)	881,250	1,106,250
Preferred shares (Note 7)	907,991	850,668
Deferred lease payable	26,424	40,838
	$2,408,974	$2,572,431
Shareholders' equity		
Common Shares (Note 8)	6,929,251	6,929,251
Deficit	(5,639,918)	(5,547,311)
Contributed Surplus	22,444	22,444
	1,311,777	1,404,384
	$ 3,720,751	$ 3,976,815

The accompanying notes are an integral part of these financial statements

On behalf of the Board:

_______________ Director

_______________ Director

FORT GARRY BREWING COMPANY LTD.

Statements of Loss and Deficit

Years ended December 31, 2006 and 2005	2006	2005
Revenue		
Sales	$ 3,169,285	$ 2,793,677
Excise duty	(308,041)	(418,143)
	2,861,244	2,375,534
Cost of sales	1,492,353	1,258,740
Gross profit	1,368,891	1,116,794
Selling, general and administration	975,006	1,002,743
Other income	(21,773)	(9,299)
Income before the undernoted	415,658	123,350
Interest on long-term debt	110,206	113,782
Amortization	340,736	374,003
Dividends and retraction premium accrued on preferred shares	57,323	57,323
Loss for the year	(92,607)	(421,758)
Deficit, beginning of year	(5,547,311)	(5,125,553)
Deficit, end of year	$ (5,639,918)	$ (5,547,311)
Loss per share - Basic and diluted (Note 10)	$ (0.014)	$ (0.080)

The accompanying notes are an integral part of these financial statements

FORT GARRY BREWING COMPANY LTD.
Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash provided by (used in):		
Operating activities:		
Loss for the year	$ (92,607)	$ (421,758)
Amortization	340,736	383,774
Accrued dividends and retraction premium on preferred shares	57,323	57,323
Change in deferred lease payable	(14,414)	(14,415)
	291,038	4,924
Change in non-cash operating working capital:		
Accounts receivable	(58,849)	(157,434)
Inventory	41,397	(38,810)
Prepaid expenses	8,763	18,446
Accounts payable and accrued liabilities	18,637	(38,158)
	300,986	(211,032)
Financing activities:		
Increase in long-term debt	-	1,350,000
Payment of long term debt	(225,000)	(1,218,481)
	(225,000)	131,519
Investing activities:		
Purchases of property and equipment	(4,284)	(108,611)
Increase (Decrease) in cash resources	71,702	(188,124)
Cash resources, beginning of year	43,478	231,602
Cash resources, end of year	$ 115,180	$ 43,478
Supplementary cash flow information:		
Interest paid	$ 110,206	$ 113,782

The accompanying notes are an integral part of these financial statements

FORT GARRY BREWING COMPANY LTD.

Notes to Financial Statements

Years ended December 31, 2006 and 2005

1. Company operations and basis of presentation

Fort Garry Brewing Company Ltd. is a Manitoba regional brewer and distributor of premium beers and quality Manitoba lagers. The Company currently distributes beer primarily in Manitoba. The Company's common shares are listed on the TSX Venture Exchange under the trading symbol FGA.

While these financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounted principles, which assumes the Company will be able to meet its commitments, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are conditions that cast doubt on the validity of this assumption. The Company has an accumulated deficit of $5,639,918 as at December 31, 2006 (2005 - $5,547,311) and a net loss for the year ended December 31, 2006 of $92,607 (2005 - $421,758). The Company's ability to continue as a going concern is dependant on its ability to generate positive cash flow, to maintain positive relationships with its debt holders and to ultimately attain profitable operations. Although there is no assurance the Company will be successful in these efforts, the Company has continued to improve its operating cash flow to enable the continuation as a going concern. It is management's view that the Company's operating cash flow will continue to be positive and profitable operations will be attained as a result of operational plans that have been implemented including introduction of a canning line in June 2005, comprehensive product line analysis and entrance into the value priced beer market. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

2. Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Revenue recognition

Revenue is recognized upon shipment of product at the gross sales price charged to the purchaser. Excise taxes, which are assessed on packaged goods, are recorded as reductions to gross sales prices.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Returnable glass

Returnable glass bottles are recorded at cost. The costs of bottles are amortized and charged to operations over their estimated useful life of five years.

Long-lived assets

Long-lived assets consist of property and equipment. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment is measured as the amount by which the assets' carrying value exceeds its fair value. Any impairment is included in loss for the year.

Property and equipment

Property and equipment are recorded at cost. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. Amortization rates are as follows:

	Method	Rate
Production equipment	straight-line	7 to 25 years
Furniture and fixtures	straight-line	4 to 5 years

The leasehold improvements are amortized on a straight-line basis over the term of the lease.

Deferred lease payable

The Company received a period of rent deferral as part of the building lease arrangement. The Company has accrued the value of this deferral and is amortizing it over the lease term.

Income taxes

Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Per share amounts

Per share amounts are computed using the weighted average number of shares outstanding during the period.

Diluted per share amounts are computed using the treasury stock method, as if all the common share equivalents such as options and warrants had been exercised at the beginning of the reporting period, or the period of issue, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivables are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. Provisions are made for slow moving and obsolete inventory, and amortization is based on the estimated useful lives of property and equipment.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Recent accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued new recommendations for the recognition and measurement of financial instruments, and amendments to the existing presentation and disclosure standards, effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006. Section 3855 *Financial Instruments – Recognition and Measurement* establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3861 *Financial Instruments – Disclosure and Presentation* discusses the presentation and disclosure of these items. The application of hedge accounting is covered in Section 3865 *Hedges*. Section 1530 *Comprehensive Income* establishes standards for reporting certain gains and losses, such as unrealized gains and losses related to hedges or other derivative instruments, outside of net income, in a statement of comprehensive income. Section 3251 *Equity* establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income. There have also been numerous consequential amendments made to other Sections. The Company is in the process of determining the effect of these new standards on its financial statements for the year ended December 31, 2007.

3. Inventory

	2006	2005
Raw materials	$ 137,624	$ 170,150
Work in process	35,507	43,406
Finished goods	38,927	39,899
	$ 212,058	$ 253,455

4. Property and equipment

	Cost	Accumulated amortization	2006 Net book value
Furniture and fixtures	$ 49,981	$ 45,056	$ 4,925
Leasehold improvements	1,035,234	757,454	277,780
Production equipment	4,263,232	1,524,138	2,739,094
	$ 5,348,447	$ 2,326,648	$ 3,021,799

	Cost	Accumulated amortization	2005 Net book value
Furniture and fixtures	$ 45,697	$ 43,771	$ 1,926
Leasehold improvements	1,035,234	653,931	381,303
Production equipment	4,263,232	1,288,210	2,975,022
	$ 5,344,163	$ 1,985,912	$ 3,358,251

5. Long-term debt:

	2006	2005
Business Development Bank of Canada loan. Bearing interest at 8.8%, payable in monthly installments of $18,750 plus interest, due November 2009. The loan is secured by security interests in all of the company's present and future acquired personal property subject to postponement and subordination to the security held by the Bank of Nova Scotia with respect to the line of credit (Note 6).	$ 1,106,250	$ 1,331,250
	$ 1,106,250	$ 1,331,250
Less: current portion	225,000	225,000
	$ 881,250	$ 1,106,250

Principal repayments on long-term debt in each of the next three years are estimated as follows:

2007	225,000
2008	225,000
2009	656,250

6. Bank indebtedness

At December 31, 2006, the company had available lines of credit with the Bank of Nova Scotia totaling $75,000. This line of credit is secured by a general security agreement over all property and undertaking.

7. Preferred shares

The company has issued 700,000 class A non-voting, non-convertible preferred shares paying a cumulative annual dividend of 4%. The preferred shares are retractable at the option of the holder on or after May 15, 2009 upon payment of $1.25 per share and any accrued dividends. In accordance with Canadian Institute of Chartered Accountants standards regarding full disclosure of financial instruments, all Class A preferred shares, due to the retraction feature, have been classified as a liability on the balance sheet.

	2006	2005
Authorized		
Unlimited number of class A preferred shares (par value $1)		
Issued		
Class A preferred shares 700,000 (2005 – 700,000)	$ 700,000	$ 700,000
Accrued dividends and retraction premiums	207,991	150,668
	$ 907,991	$ 850,668

As of December 31, 2006, there are $101,873 (2005 - $73,797) of accrued dividends and $106,118 (2005 - $76,871) of accrued retraction premium, resulting in the preferred shares having a carrying value of $907,991 (2005 - $850,668).

8. Common shares

	2006	2005
Authorized:		
Common shares An unlimited number of common shares for unlimited consideration		
Issued 4,976,698 (2005 – 4,976,698)	$ 6,929,251	6,929,251
	$ 6,929,251	6,929,251

FORT GARRY BREWING COMPANY LTD.

Notes to Financial Statements (continued)

Years ended December 31, 2006 and 2005

9. Income taxes

The income tax recovery differs from the amount that would be computed by applying the applicable federal and provincial statutory rates to income before the tax recovery. The reasons for the differences are as follows:

	2006	2005
Expected tax expense computed at statutory rates at 36.62% (2005-37.12%)	$(34,000)	$(157,000)
Change in income tax provision resulting from permanent differences	21,000	2,000
Adjustment to future tax assets and liabilities due to reduction of combined federal and provincial tax rate	89,000	
Reduction of loss carry-forwards from prior year adjustments	51,000	
Income tax expense (recovery)	127,000	(155,000)
Valuation allowance	(127,000)	155,000
Net income tax expense	$ --	$ --

Future tax assets:		
Net operating loss carry-forwards	$810,000	$1,014,000
Amounts deducted for accounting purposes in excess of amounts claimed for tax	458,000	381,000
Total gross future tax assets	1,268,000	1,395,000
Valuation Allowance	(1,268,000)	(1,395,000)
	$ --	$ --

At December 31, 2006, the company has the following amounts available to reduce future years' income for tax purposes:

Non-capital loss carries forward for tax purpose expiring:

2007	$ 337,000
2008	1,413,000
2009	805,000
2010	163,000
2015	69,000

In addition, the company has an investment tax credit of $21,000, the benefit of which has not been reflected in these financial statements. The investment tax credits will expire between 2007 and 2012. Investment tax credits totaling $362,861 expired during the year.

10. Per share amounts

	2006	2005
Net loss applicable to common shares	$ (92,607)	$ (421,758)
Weighted average number of shares outstanding	4,976,698	4,976,698
Basic and diluted loss per share for the year	$ (0.014)	$ (0.080)

11. Commitments

The company has leased office and warehouse space and equipment for varying periods expiring on or before 2009. The minimum future lease payments for the next three years are as follows:

2007	182,578
2008	182,578
2009	48,945

12. Contingent liability

A General Excise Bond in the amount of $55,000 has been issued in favour of the Minister of National Revenue of Canada.

13. Financial Instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair value of financial instruments

The carrying amount of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the short-term maturities of these items.

The carrying of long-term debt approximates its fair value as the terms and conditions of the borrowing arrangement are comparable to current market terms and conditions for similar items.

It is not practicable to determine the fair value of the preferred shares due to uncertainty surrounding the probability and timing of redemptions and because these instruments are not traded in an organized financial market.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Sales are primarily to Manitoba Liquor Control Commission; however, credit exposure is limited due to the nature of this customer.

14. Segments

Management has determined that the company operates in a single industry segment, which involves the production and sale of beer. All of the operations, assets, sales revenues and employees are in Canada. For the period ended December 31, 2006, approximately 99% of sales were made to the Manitoba Liquor Control Commission.

15. Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

AUDITORS' REPORT

To the Shareholders of Fort Garry Brewing Company Ltd.

We have audited the balance sheet of Fort Garry Brewing Company Ltd. as at December 31, 2005 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for the years then ended were audited by another firm of Chartered Accountants, who expressed an opinion without reservation on those statements in their report dated February 11, 2005.

Chartered Accountants

Winnipeg, Manitoba

February 08,2006

FORT GARRY BREWING COMPANY LTD.

Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash	$ 43,478	$ 231,602
Accounts receivable	299,178	141,743
Inventory (Note 4)	253,455	214,645
Returnable glass (Note 5)	-	45,897
Prepaid expenses	22,453	40,899
	618,564	674,786
Property and equipment (Note 6)	3,358,251	3,587,516
	$ 3,976,815	$ 4,262,302
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 335,262	$ 373,418
Current portion of deferred lease payable	14,414	14,414
Current portion of long-term debt	225,000	1,199,731
	574,676	1,587,563
Deferred lease payable	40,837	55,252
Long term debt (Note 7)	1,106,250	-
Preferred shares (Note 9)	850,668	793,345
Shareholders' equity		
Capital stock (Note 10)	6,929,251	6,929,251
Contributed surplus	22,444	22,444
Deficit	(5,547,311)	(5,125,553)
	1,404,384	1,826,142
	$ 3,976,815	$ 4,262,302

The accompanying notes are an integral part of these financial statements

On behalf of the Board:

________________ Director

________________ Director

FORT GARRY BREWING COMPANY LTD.
Statements of Loss and Deficit

Years ended December 31, 2005 and 2004

	2005	2004
Revenue		
Sales	$ 2,793,677	$ 3,035,817
Excise duty	(418,143)	(460,326)
	2,375,534	2,575,491
Cost of sales	1,265,740	1,314,924
Gross profit	1,109,794	1,260,567
Selling, general and administration	1,002,743	887,656
Other income	(16,299)	(26,039)
Income before the undernoted	123,350	398,950
Interest on long-term debt	113,782	103,213
Amortization	374,003	391,869
Dividends and retraction premium accrued on preferred shares	57,323	57,232
Loss before the undernoted	(421,758)	(153,455)
Write-down of goodwill	—	531,656
Loss for the year	(421,758)	(685,111)
Deficit, beginning of year	(5,125,553)	(4,440,442)
Deficit, end of year	$ (5,547,311)	$ (5,125,553)
Loss per share - Basic and diluted (Note 12)	$ (0.08)	$ (0.14)

FORT GARRY BREWING COMPANY LTD.

Statements of Cash Flows

Years ended December 31, 2005 and 2004

	2005	2004
Cash provided by (used in):		
Operating activities:		
Loss for the year	$ (421,758)	$ (685,111)
Amortization	383,387	409,394
Write-down of goodwill	–	531,656
Change in deferred lease payable	(14,415)	(14,415)
	(52,786)	241,524
Change in non-cash operating working capital:		
Accounts receivable	(157,434)	(15,262)
Inventory	(38,810)	16,702
Prepaid expenses	18,446	6,369
Accounts payable and accrued liabilities	(38,158)	(61,137)
	(268,742)	188,196
Financing activities:		
Increase in long-term debt	1,350,000	–
Payment of long term debt	(1,218,481)	(214,452)
Accrued dividends and retraction premium on preferred shares	57,323	57,323
	188,842	(157,129)
Investing activities:		
Purchases of property and equipment	(108,224)	(3,529)
(Decrease) increase in cash resources	(188,124)	(3,529)
Cash resources, beginning of year	231,602	204,064
Cash resources, end of year	$ 43,478	$ 231,602
Supplementary cash flow information:		
Interest paid	$ 113,782	$ 103,213

1. **General:**

Fort Garry Brewing Company Ltd. (the "company" or "FGB") is a Manitoba regional brewer and distributor of premium beers and quality Manitoba lagers. The company currently distributes beer primarily in Manitoba. The company's common shares are listed on the TSX Venture Exchange under the trading symbol FGA.

2. **Basis of presentation:**

These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is doubt about the appropriateness of the use of the going concern assumption as the company has incurred significant operating losses for the past five years, has experienced negative cash flow from operations in 2005, and has a significant deficit.

During fiscal 2005, the Company successfully restructured its term loans and negotiated new long-term debt.

The company's ability to continue as a going concern is dependant on its ability to generate positive cash flow, rely on the continued financial assistance of certain debtholders, and ultimately attain profitable operations. It cannot be determined at this time whether these objectives will be realized. These financial statements do not reflect the adjustments or reclassification, of assets and liabilities, which would be necessary if the Company were unable to continue as a going concern.

3. **Significant accounting policies:**

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Revenue recognition

Revenue is recognized upon shipment of product at the gross sales price charged to the purchaser. Excise taxes, which are assessed on packaged goods, are recorded as reductions to gross sales prices.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is generally determined on a first-in, first-out basis.

Returnable glass

Returnable glass bottles are recorded at cost. The costs of bottles are amortized and charged to operations over their estimated useful life of five years.

Property and equipment

Property and equipment are recorded at cost. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. Amortization rates are as follows:

Asset	Rate
Production equipment	7 to 25 years
Furniture and fixtures	4 to 5 years

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually using discounted cash flows. Any impairment is charged to earnings. In 2004, there was an impairment of goodwill, which resulted in the write-down of goodwill to nil.

Deferred lease payable

The Company received a period of rent deferral as part of the building lease arrangement. The company has accrued the value of this deferral and is amortizing it over the lease term.

3. **Significant accounting policies (continued)**

Income taxes

Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Per share amounts

Per share amounts are computed using the weighted average number of shares outstanding during the period.

Diluted per share amounts are computed using the treasury stock method, as if all the common share equivalents such as options and warrants had been exercised at the beginning of the reporting period, or the period of issue, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. Provisions are made for slow moving and obsolete inventory, and amortization is based on the useful lives of property and equipment.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

4. Inventory

	2005	2004
Raw materials	$ 170,150	$ 122,189
Work in process	43,406	39,945
Finished goods	39,899	52,511
	$ 253,455	$ 214,645

5. Returnable glass:

	2005	2004
New glass	$ 382,438	$ 382,438
Accumulated amortization	(382,438)	(336,541)
	$ —	$ 45,897

6. Property and equipment

2005	Cost	Accumulated amortization	2005 Net book value	2004 Net book value
Furniture and fixtures	$ 45,697	$ 43,771	$ 1,926	$ —
Production equipment	4,263,232	1,288,210	2,975,022	3,102,690
Leasehold improvements	1,035,234	653,931	381,303	484,826
	$ 5,344,163	$ 1,985,912	$ 3,358,251	$ 3,587,516

7. Long-term debt:

	2005	2004
Business Development Bank of Canada loan. Bearing interest at 8.8%, payable in monthly installments of $18,750 plus interest, due November 2009. The loan is secured by security interests in all of the company's present and future acquired personal property subject to postponement and subordination to the security held by the Bank of Nova Scotia with respect to the line of credit (Note 8).	$ 1,331,250	$ –
Term loan, repaid in current year	–	610,000
Term loan, repaid in current year	–	589,731
	1,331,250	1,199,731
Less: current portion	225,000	1,199,731
	$ 1,106,250	$ –

Principal repayments on long-term debt in each of the next four years are estimated as follows:

2006	225,000
2007	225,000
2008	225,000
2009	431,250

8. Bank Indebtedness

At December 31, 2005, the company had available lines of credit with the Bank of Nova Scotia totaling $150,000, none of which were drawn. This line of credit is secured by a general security agreement over all property and undertaking.

9. Preferred shares

The company has issued 700,000 class A non-voting, non-convertible preferred shares paying a cumulative annual dividend of 4%. The preferred shares are retractable at the option of the holder on or after May 15, 2009 upon payment of $1.25 per share and any accrued dividends. In accordance with Canadian Institute of Chartered Accountants standards regarding full disclosure of financial instruments, all Class A preferred shares, due to the retraction feature, have been classified as a liability on the balance sheet.

		2005		2004
Authorized				
Unlimited number of class A preferred shares (par value $1)				
Issued				
Class A preferred shares 700,000 (2004 – 700,000)	$	700,000	$	700,000
Accrued dividends and retraction premiums		150,668		93,345
	$	850,668	$	793,345

As of December 31, 2005, there are $73,797 (2004 - $45,721) of accrued dividends and $76,871 (2004 - $47,624) of accrued retraction premium, resulting in the preferred shares having a carrying value of $850,668 (2004 - $793,345).

10. Capital stock

		2005	2004
Authorized:			
Common shares			
An unlimited number of common shares for unlimited consideration			
Issued			
Common shares 4,976,698 (2004 – 4,976,698)	$	6,929,251	6,929,251
	$	6,929,251	6,929,251

11. Income taxes

The income tax recovery differs from the amount that would be computed by applying the applicable federal and provincial statutory rates to income before the tax recovery. The reasons for the differences are as follows:

	2005	2004
Income tax provision computed at statutory rates at 37.12% (2004-37.62%)	$(157,000)	$(258,000)
Change in income tax provision resulting from permanent differences	2,000	217,000
Income tax recovery	(155,000)	(41,000)
Valuation allowance	155,000	41,000
Net income tax expense	$ –	$ –

The tax effects of the loss carry-forwards and other than permanent differences that give rise to future assets and future tax liabilities at December 31, 2005 and December 31, 2004 are presented below:

	2005	2004
Future tax assets:		
Net operating loss carry-forwards	$1,021,000	$1,009,000
Amounts deducted for accounting purposes in excess of amounts claimed for tax	381,000	255,000
Total gross future tax assets	1,402,000	1,264,000
Net future tax assets	$ –	$ –

11. Income taxes (continued)

At December 31, 2005, the company has the following amounts available to reduce future years' income for tax purposes:

Non-capital loss carried forward for tax purposes expiring:

2007	$	337,000
2008		1,413,000
2009		805,000
2010		163,000
2015		71,000
	$	2,789,000

In addition, the company has an investment tax credit of $384,000, the benefit of which has not been reflected in these financial statements. The investment tax credits will expire between 2006 and 2015.

12. Per share amounts

		2005		2004
Net loss applicable to common shares	$	(421,758)	$	(685,113)
Weighted average number of shares outstanding		4,976,698		4,976,698
Basic and diluted loss per share for the year	$	(0.08)	$	(0.14)

13. Commitments

The company has leased office and warehouse space and equipment for varying periods expiring on or before 2009. The minimum future lease payments for the next four years are as follows:

2006	$	182,578
2007		182,578
2008		182,578
2009		48,945
	$	596,679

14. Contingent liability

A letter of credit in the amount of $55,000 has been issued in favour of the Minister of National Revenue of Canada.

15. Financial instruments

Fair value of financial instruments

The carrying amount of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the short-term maturities of these items.

The carrying of long-term debt approximates its fair value as the terms and conditions of the borrowing arrangement are comparable to current market terms and conditions for similar items.

It is not practicable to determine the fair value of the preferred shares due to the underlying terms and conditions.

Credit concentration

Financial instruments that potentially subject the company to concentrations of credit risk consist primarily of trade accounts receivable. Sales are primarily to Manitoba Liquor Control Commission; however, credit exposure is limited due to the nature of this customer.

16. Segment information

Management has determined that the company operates in a single industry segment, which involves the production and sale of beer. All of the operations, assets, sales revenues and employees are in Canada. For the period ended December 31, 2005, approximately 97% of sales were made to the Manitoba Liquor Control Commission.

17. Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

kpmg

KPMG LLP
Chartered Accountants
Suite 2000 – One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Telefax (204) 957-0808
www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Fort Garry Brewing Company Ltd.

We have audited the balance sheets of Fort Garry Brewing Company Ltd. as at December 31, 2004 and December 31, 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

February 11, 2005

FORT GARRY BREWING COMPANY LTD.

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash	$ 231,602	$ 204,064
Accounts receivable	141,743	126,481
Inventory (note 5)	214,645	231,347
Returnable glass (note 6)	45,897	116,964
Prepaid expenses	40,899	47,268
	674,786	726,124
Capital assets (note 7)	3,587,516	3,922,314
Goodwill (note 3)	–	531,656
	$ 4,262,302	$ 5,180,094
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 373,418	$ 434,555
Current portion of deferred lease payable	14,414	14,414
Current portion of long-term debt (note 8)	1,199,731	1,414,183
	1,587,563	1,863,152
Deferred lease payable	55,252	69,667
Preferred shares (note 9)	793,345	736,022
Shareholders' equity:		
Capital stock (note 10)	6,929,251	6,929,251
Contributed surplus (note 10)	22,444	22,444
Deficit	(5,125,553)	(4,440,442)
	1,826,142	2,511,253
Basis of presentation (note 2)		
Commitments (note 13)		
Contingent liability (note 14)		
	$ 4,262,302	$ 5,180,094

See accompanying notes to financial statements.

On behalf of the Board:

_______________ Director

_______________ Director

FORT GARRY BREWING COMPANY LTD.

Statements of Operations and Deficit

Years ended December 31, 2004 and 2003

	2004	2003
Sales	$ 3,035,817	$ 2,626,455
Excise duty	(460,326)	(394,253)
	2,575,491	2,232,202
Cost of sales	1,314,924	1,206,538
Gross profit	1,260,567	1,025,664
Selling, general and administration	887,656	820,867
Other income	(26,039)	(18,210)
Income before the undernoted	398,950	223,007
Interest on long-term debt	103,213	279,204
Amortization	391,869	374,235
Loss on sale of equipment	–	31,708
Dividends and retraction premium accrued on preferred shares	57,323	36,022
	552,405	721,169
Loss before the undernoted	(153,455)	(498,162)
Write-down of goodwill	531,656	—
Loss for the year	(685,111)	(498,162)
Deficit, beginning of year	(4,440,442)	(3,942,280)
Deficit, end of year	$ (5,125,553)	$ (4,440,442)
Loss per share - basic and diluted (note 12)	$ (0.14)	$ (0.14)

See accompanying notes to financial statements.

FORT GARRY BREWING COMPANY LTD.

Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Cash provided by (used in):		
Operating activities:		
Loss for the year	$ (685,111)	$ (498,162)
Items not involving cash:		
Amortization	409,394	393,308
Loss on sale of equipment	–	31,708
Write-down of goodwill	531,656	–
Accrued interest included in long-term debt	–	165,674
Change in deferred lease payable	(14,415)	25,860
Change in non-cash operating working capital:		
Accounts receivable	(15,262)	7,977
Inventory	16,702	(71,312)
Prepaid expenses	6,369	(7,654)
Accounts payable and accrued liabilities	(61,137)	(109,589)
	188,196	(62,190)
Financing activities:		
Increase in long-term debt	–	1,100,000
Payment of long-term debt	(214,452)	(811,081)
Accrued dividends and retraction premium on preferred shares	57,323	36,022
	(157,129)	324,941
Investing activities:		
Cash on amalgamation (note 3)	–	267,100
Additions to capital assets	(3,529)	(33,507)
Proceeds on sale of equipment	–	149,798
Redemption of shares	–	(10,000)
Transaction costs	–	(293,932)
	(3,529)	79,459
Increase in cash position	27,538	342,210
Cash (bank indebtedness), beginning of year	204,064	(138,146)
Cash, end of year	$ 231,602	$ 204,064
Supplementary cash flow information:		
Interest paid	$ 103,306	$ 113,530

See accompanying notes to financial statements.

1. General:

Fort Garry Brewing Company Ltd. (the "company" or "FGB") is a Manitoba regional brewer and distributor of premium beers and quality Manitoba lagers. The company currently distributes beer primarily in Manitoba. The company's common shares are listed on the TSX Venture Exchange under the trading symbol FGA.

2. Basis of presentation:

These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumptions because the company experienced significant losses in 2001, 2002, 2003 and 2004, has experienced negative cash flow from operations in years prior to 2004, has a significant deficit and working capital deficiency.

During fiscal 2003, the company amalgamated with another brewery (note 3), converted certain debt into capital stock and restructured other debt.

The ability of the company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the company renegotiating debt which is due in 2005, maintaining positive cash flow from operations and the continuing support of certain shareholders. There is no certainty that these and other strategies will be sufficient to permit the company to continue beyond December 31, 2005.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. **Statutory amalgamation:**

On May 15, 2003, FGB and Two Rivers Brewery ("TRB") consummated a statutory amalgamation. The statutory amalgamation of FGB and TRB was accounted for by the purchase method of accounting with FGB being considered the acquirer.

The purchase price for TRB was allocated to the fair value of assets acquired and liabilities assumed at the time of the amalgamation as follows:

Current assets	$	490,329
Capital assets		425,774
Other assets		3,430
		919,533
Current liabilities		304,560
Long-term debt		446,629
		751,189
		168,344
Excess of consideration given over assigned values of net assets acquired, being goodwill		531,656
Consideration given	$	700,000

The consideration given was 45 percent of the common shares of the amalgamated entity.

4. **Significant accounting policies:**

(a) Revenue recognition:

Revenue is recognized upon shipment of product at the gross sales price charged to the purchaser. Excise taxes, which are assessed on packaged goods, are recorded as reductions to gross sales prices.

(b) Inventory:

Inventory is valued at the lower of cost and net realizable value. Cost is generally determined on a first-in, first-out basis.

4. Significant accounting policies (continued):

(c) Returnable glass:

Returnable glass bottles are recorded at cost. The costs of bottles are amortized and charged to operations over their estimated useful life of five years.

(d) Capital assets:

Capital assets are recorded at cost. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. Amortization rates are as follows:

Asset	Rate
Production equipment	7 years to 25 years
Furniture and fixtures	4 years to 5 years

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

(e) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually in the third quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is tested for impairment using discounted cash flows. Any impairment is charged to earnings. In 2004, there was an impairment of goodwill, which resulted in the write-down of goodwill to nil.

(f) Deferred lease payable:

The company received a period of rent deferral as part of the building lease arrangement. The company has accrued the value of this deferral and is amortizing it over the lease term.

4. Significant accounting policies (continued):

(g) Income taxes:

Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

(h) Per share amounts:

Per share amounts are computed using the weighted average number of shares outstanding during the period. Diluted per share amounts are computed using the treasury stock method, as if all the common share equivalents such as options and warrants had been exercised at the beginning of the reporting period, or the period of issue, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period.

(i) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

5. Inventory:

	2004	2003
Raw materials	$ 122,189	$ 140,397
Work in process	39,945	48,042
Finished goods	52,511	42,908
	$ 214,645	$ 231,347

FORT GARRY BREWING COMPANY LTD.

Notes to Financial Statements (continued)

Years ended December 31, 2004 and 2003

6. Returnable glass:

	2004	2003
New glass	$ 382,438	$ 382,438
Accumulated amortization	336,541	265,474
	$ 45,897	$ 116,964

7. Capital assets:

2004	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$ 43,289	$ 43,289	$ –
Production equipment	4,157,028	1,054,338	3,102,690
Leasehold improvements	1,035,233	550,407	484,826
	$ 5,235,550	$ 1,648,034	$ 3,587,516

2003	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$ 43,290	$ 38,440	$ 4,850
Production equipment	4,153,497	824,382	3,329,115
Leasehold improvements	1,035,234	446,885	588,349
	$ 5,232,021	$ 1,309,707	$ 3,922,314

8. Long-term debt:

		2004		2003
Term loan [a]	$	589,731	$	804,183
Term loan [b]		610,000		610,000
		1,199,731		1,414,183
Current portion		1,199,731		1,414,183
	$	–	$	–

Term loans:

(a) The interest rate is a floating rate of bank prime plus 3.0% and is payable monthly. Monthly principal payments are $17,871 until May 2005 at which time all outstanding interest and principal are due. The loan is secured by a general security agreement with a security interest over all brewing and bottling equipment with appropriate insurance coverage loss payable to the lender.

(b) Interest is a floating rate of bank prime plus 2.5% and is payable monthly. The loan is repayable in full on or before May 31, 2005. The loan is secured by a guarantee of a shareholder, for which the company paid a fee of $14,031 (2003 - $7,153).

In 2004 and 2003, the term loans are classified as current liabilities as they are repayable in full within the following year.

9. Preferred shares:

	Number	$
Authorized:		
An unlimited number of class A non-convertible, non-voting preferred shares issuable at $1 per share and paying a cumulative annual dividend of 4%		
Issued:		
Balance, December 31, 2004	700,000	$ 700,000

Outstanding at May 15, 2003 were $2,626,464 of subordinated debentures and capitalized interest. On May 15, 2003, all subordinated debentures and capitalized interest was converted into 700,000 cumulative 4 percent preferred shares and the balance to common shares (note 10).

The preferred shares will be retractable at the option of the holder on the sixth anniversary of the issuance of the share, being May 15, 2009, upon payment of $1.25 per share and upon payment of any accrued dividends. As required by generally accepted accounting principles, due to the retraction feature, these preferred shares are accounted for as a liability on the balance sheet.

As of December 31, 2004, there are $45,721 (2003 - $17,645) of accrued dividends and $47,624 (2003 - $18,377) of accrued retraction premium, resulting in the preferred shares having a carrying value of $793,345 (2003 - $736,022).

10. Capital stock:

	2004		2003	
	Number	$	Number	$
Authorized:				
An unlimited number of common shares for unlimited consideration				
Issued:				
Opening balance, December 31	4,976,698	$6,929,251	5,900,686	$4,629,163
Conversion of shares upon amalgamation	–	–	1,375,000	4,629,163
Shares issued to lender upon conversion of loans (note 9)	–	–	1,375,000	1,926,464
Shares issued as consideration to Two Rivers Brewery shareholders upon amalgamation (note 3)	–	–	2,250,000	700,000
Costs associated with amalgamation	–	–	–	(293,932)
Redemption of common shares	–	–	(23,302)	(32,444)
Ending balance December 31	4,976,698	$6,929,251	4,976,698	$6,929,251

During 2003, 23,302 common shares were redeemed for cash consideration of $10,000. The difference between the average cost of such shares, being $32,444, and the cash paid has been credited to contributed surplus.

In connection with the company's Initial Public Offering, options were granted to directors and a company advisor.

	2004		2003	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	–	$ –	315,500	$ 1.15
Forfeited	–	–	(237,500)	1.20
Cancelled on amalgamation	–	–	(78,000)	.99
Outstanding, end of year	–	$ –	–	$ –

10. Capital stock (continued):

Warrants:

	2004		2003	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	–	$ –	1,000,000	$ 0.20
Cancelled on amalgamation	–	–	(1,000,000)	–
Outstanding, end of year	–	$ –	–	$ –

As a result of the amalgamation (note 3), all stock options and warrants were cancelled. No further stock options or warrants have been awarded.

11. Income taxes:

The income tax recovery differs from the amount that would be computed by applying the applicable federal and provincial statutory rates to income before the tax recovery. The reasons for the differences are as follows:

	2004	2003
Income tax provision computed at statutory rates at 37.62% (2003 - 38.1%)	$ (258,000)	$ (190,000)
Change in income tax provision resulting from permanent differences	217,000	31,000
Income tax recovery	(41,000)	(159,000)
Valuation allowance	41,000	159,000
Net income tax expense	$ –	$ –

11. Income taxes (continued):

The tax effects of the loss carry-forwards and other than permanent differences that give rise to future tax assets and future tax liabilities at December 31, 2004 and December 31, 2003 are presented below:

	2004	2003
Future tax assets:		
Net operating loss carry-forwards	$ 1,009,000	$ 497,000
Amounts deducted for accounting purposes in excess of amounts claimed for tax	255,000	752,000
Total gross future tax assets	1,264,000	1,249,000
Valuation allowance	(1,264,000)	(1,249,000)
Net future tax assets	$ –	$ –

At December 31, 2004, the company has the following amounts available to reduce future years' income for tax purposes:

Non-capital losses carried forward for tax purposes expiring:	
2007	$ 337,000
2008	1,413,000
2009	805,000
2010	163,000
	$ 2,718,000

In addition, the company has an investment tax credit of $404,000, the benefit of which has not been reflected in these financial statements. The investment tax credits will expire between 2005 and 2007.

12. Per share amounts:

	2004	2003
Net loss applicable to common shares	$ 685,111	$ 498,162
Weighted average shares for the year	4,976,698	3,654,431
Basic and diluted loss per share for the year	$ (0.14)	$ (0.14)

The weighted average shares for 2003 reflect the amalgamated shares issued to the former shareholders of TRB and the FGB lender for debt conversion only since the date of amalgamation on May 15, 2003 and the amalgamated shares of FGB shareholders for the full year.

13. Lease commitments:

The company has leased office and warehouse space and equipment for varying periods expiring on or before 2009. The minimum future lease payments for the next five years and thereafter are as follows:

2005	$ 179,346
2006	178,178
2007	178,178
2008	178,178
2009	44,545
	$ 758,425

14. Contingent liability:

A letter of credit in the amount of $55,000 has been issued in favour of the Minister of National Revenue of Canada.

15. Fair value of financial assets and financial liabilities:

The fair value of the company's cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying values.

The fair value of long-term debt approximates its carrying value as the terms and conditions of the borrowing arrangements are comparable to current market terms and conditions for similar items.

It is not practicable to determine the fair value of the preferred shares due to the underlying terms and conditions.

16. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

FORT GARRY BREWING COMPANY LTD.

Balance Sheet
(Unaudited)

March 31, 2007 and December 31, 2006

	2007	2006
Assets		
Current assets:		
Cash	$ 142,886	$ 115,180
Accounts receivable	344,417	358,024
Inventory	248,837	212,058
Prepaid expenses	26,129	13,690
	762,268	698,952
Capital Assets:	2,936,547	3,021,799
	$ 3,698,815	$ 3,720,751
Liabilities and Shareholders Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 406,119	$ 353,895
Current portion of deferred lease payable	14,414	14,414
Current portion of long-term debt	225,000	225,000
	645,533	593,309
Deferred lease payable	22,820	26,424
Long term loan	825,000	881,250
Preferred shares	922,243	907,991
Shareholders' equity		
Capital stock	6,929,251	6,929,251
Contributed surplus	22,444	22,444
Deficit	(5,668,476)	(5,639,918)
	1,283,219	1,311,777
	$ 3,698,815	$ 3,720,751

On behalf of the Board:

[signature] Director

[signature] Director

FORT GARRY BREWING COMPANY LTD.

Statements of Operations and Deficit
(unaudited)

	Three Months Ended March 31	
	2007	2006
REVENUE		
Sales	$ 701,580	$ 638,917
Excise duty	(20,218)	(104,022)
	681,362	534,895
Cost of sales	362,353	322,898
Gross profit	319,009	211,997
Selling, general and administration	228,639	247,010
Other income		(4,191)
	228,639	242,819
Profit (Loss) before undemoted	$ 90,370	($30,822)
Interest on long-term debt	19,422	28,903
Amortization	85,251	84,983
Dividends and retraction premium accrued on preferred shares	14,252	14,252
	118,925	128,138
Loss for the period	(28,555)	(158,960)
Deficit, beginning of period	(5,639,918)	(5,547,311)
Deficit, end of period	(5,668,473)	$ (5,706,272)
Loss per share – basic and diluted	(0.01)	(0.03)

FORT GARRY BREWING COMPANY LTD.

Statements of Cash Flows
(unaudited)

	Three Months Ended March 31	
	2007	2006
Cash provided by (used in):		
Operating activities:		
Income (loss) for the period	$ (28,555)	$ (158,960)
Item not involving cash:		
Amortization-Capital Assets	85,251	84,984
Change in deferred lease payment	(3,604)	(3,603)
	53,091	(77,579)
Change in non-cash operating working capital		
Accounts receivable	13,607	(27,359)
Inventory	(36,779)	(13,421)
Prepaid Expenses	(12,439)	(8,977)
Accounts payable and accrued liabilities	52,224	104,333
	69,704	(23,003)
Financing activities:		
Payment of long-term debt	(56,250)	(56,250)
Accrued dividends & retraction premium		
Preferred shares	14,252	14,252
	(41,998)	(41,998)
Investing Activities:		
Additions to capital assets	—	—
Increase (decrease) in cash	27,706	(65,001)
Cash resources, Beginning of period	115,180	43,478
Cash resources, end of period	142,886	(21,524)

Note to the Interim Unaudited Financial Statements

These interim unaudited financial statements have been prepared using accounting policies and methods of application consistent with those of prior periods. These interim unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006 and the accompanying notes thereto.

SCHEDULE "B"

RUSSELL FINANCIAL STATEMENTS

See attached.

RUSSELL BREWERIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006, 2005 AND 2004

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITORS' REPORT

To the Shareholders of Russell Breweries Inc.

We have audited the consolidated balance sheets of Russell Breweries Inc. as at June 30, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended June 30, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2006, in accordance with Canadian generally accepted accounting principles.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
October 24, 2006, except as to Note 13, which
is as of August 23, 2007

Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6
Telephone: 604.717.5526 **Facsimile:** 604.717.5560 **Email:** admin@lancasteranddavid.ca

RUSSELL BREWERIES INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2006 (Restated – Note 13)	June 30, 2005
ASSETS		
CURRENT		
Cash	$ -	$ 84,045
Term deposits	1,318	-
Accounts receivable	140,166	118,751
Due from related parties (Note 5)	17,437	51,560
Inventory (Note 6)	188,110	148,548
Prepaid expenses and deposits	20,243	19,206
	367,274	422,110
RESTRICTED CASH (Note 2 and 7)	100,000	-
CAPITAL ASSETS (Note 8)	547,130	512,699
TRADEMARKS	1,800	1,800
DEFERRED COSTS	2,232	8,213
	$ 1,018,436	$ 944,822
LIABILITIES		
CURRENT		
Bank indebtedness (Note 7)	$ 135,439	$ -
Demand bank loan (Note 9)	63,546	97,476
Accounts payable and accrued liabilities	132,761	144,783
Current portion of long-term debt (Note 10)	50,004	50,004
Current portion of obligations under capital leases (Note 11)	29,860	27,478
	411,610	319,741
LONG TERM DEBT (Note 10)	121,900	167,737
OBLIGATIONS UNDER CAPITAL LEASES (Note 11)	120,662	106,126
	654,172	593,604
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 3)	1,371,365	859,990
SHARE SUBSCRIPTIONS	-	100,125
CONTRIBUTED SURPLUS	249,282	264,978
DEFICIT	(1,256,383)	(873,875)
	364,264	351,218
	$ 1,018,436	$ 944,822

Approved on behalf of the Board:

/s/ Andrew Harris
Andrew Harris - Director

/s/ Brian Harris
Brian Harris – Director

The accompanying notes are an integral part of these consolidated financial statements

RUSSELL BREWERIES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Year ended June 30, 2006 (Restated – Note 13)	Year ended June 30, 2005	Year ended June 30, 2004
REVENUES			
Gross Sales (Note 2)	$ 1,396,552	$ 853,648	$ 180,514
Less excise taxes and provincial mark-up (Note 2)	493,564	335,813	66,544
NET REVENUES	902,988	517,835	113,970
COST OF SALES (Note 2)	189,019	122,325	39,961
GROSS MARGIN	713,969	395,510	74,009
EXPENSES			
Selling, general and administrative (Note 2)	928,026	935,476	166,908
LOSS BEFORE THE UNDERNOTED	214,057	539,966	92,899
OTHER ITEMS			
Amortization	155,443	74,804	35,851
Interest income	(4,761)	-	-
Interest on long term debt	17,769	10,050	4,121
	168,451	84,854	39,972
NET LOSS FOR THE YEAR	382,508	624,820	132,871
DEFICIT, BEGINNING OF YEAR	873,875	249,055	116,184
DEFICIT, END OF YEAR	$ 1,256,383	$ 873,875	$ 249,055

LOSS PER SHARE – Basic and diluted	$ (0.04)	$ (0.10)	$ (0.08)
Weighted average number of shares outstanding	9,278,657	6,531,000	1,743,334

The accompanying notes are an integral part of these consolidated financial statements

RUSSELL BREWERIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended June 30, 2006 (Restated – Note 13)	Year ended June 30, 2005	Year ended June 30, 2004
CASH FLOWS PROVIDED BY (USED FOR):			
OPERATING ACTIVITIES			
Net loss for the year	$ (382,508)	$ (624,820)	$ (132,871)
Adjusted for non-cash items:			
Amortization	155,443	74,804	35,851
Stock compensation expenses	(15,696)	264,978	-
Share capital issued for debt	-	101,362	-
	(242,761)	(183,676)	(97,020)
Net changes in non-cash working capital items:			
Accounts receivable	(21,415)	(61,428)	(43,555)
Prepaid expenses and deposits	(1,038)	(15,261)	(2,348)
Inventory	(55,497)	(123,009)	(13,039)
Accounts payable and accrued liabilities	(12,022)	64,937	42,529
Advances payable	-	(73,501)	80,435
Due to and from related parties	34,124	(62,806)	(37,636)
	(298,609)	(454,744)	(70,634)
INVESTING ACTIVITIES			
Deferred costs	-	(10,266)	-
Purchase of capital assets	(167,957)	(363,850)	(32,253)
Restricted cash	(100,000)	-	-
Trademarks	-	(1,800)	-
Acquisition of subsidiary	-	-	(35,995)
	(267,957)	(375,916)	(68,248)
FINANCING ACTIVITIES			
Share subscriptions	(100,125)	100,125	-
Capital lease, net of repayments	16,917	120,105	13,499
Bank loan, net of repayments	(79,767)	180,842	134,375
Share capital issued for cash	511,375	504,578	-
	348,400	905,650	147,874
(DECREASE) INCREASE IN CASH	(218,166)	74,990	8,992
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	84,045	9,055	63
CASH AND CASH EQUIVALENTS, END OF YEAR	$ (134,121)	$ 84,045	$ 9,055
CASH AND CASH EQUIVALENTS CONSIST OF:			
Cash (Bank Indebtedness)	$ (135,439)	$ 84,045	$ 9,055
Term Deposits	1,318	-	-
	$ (134,121)	$ 84,045	$ 9,055
Supplemental Cash Flow Information			
Interest paid	$ 17,769	$ 10,050	$ 4,121
Income taxes paid	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the British Columbia Company Act on March 23, 2000, and was originally formed with the intent that it would be a capital pool company pursuant to the policies of the TSX Venture Exchange. The Company filed a prospectus with the British Columbia Securities Commission however failed to complete the offering there under and failed to complete its application to have its securities listed on the TSX Venture Exchange as a capital pool company. On January 4, 2004, the Company entered the microbrewery industry with the acquisition of 100% of the issued and outstanding share capital of Russell Brewing Company Ltd., a Vancouver-based microbrewery and for consolidation purposes, changed the date of the Company's year-end to June 30. During fiscal 2005, the cease trade order that was imposed on the Company in 2003 was lifted and the Company was reactivated as a fully reporting public company in compliance and shortly thereafter commenced trading on the CNQ Stock Exchange. In conjunction with this, the Company changed its name from New Market Ventures Inc. to Russell Breweries Inc and completed a share split such that every one issued common share prior to split was exchanged into four post-split common shares. On October 13, 2006, the Company commenced trading on the TSX Venture Exchange. Refer to note 3.

The Company has neither a history of earnings nor has it paid any dividends and it is unlikely to pay dividends or enjoy earnings in the immediate or foreseeable future. At June 30, 2006, the Company has working capital (deficit) of ($44,336) and has accumulated losses from inception of $1,256,383. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to generate sustainable significant revenue. There is no guarantee that the Company will be able to raise any equity financing or generate profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiary, Russell Brewing Company Ltd. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at June 30, 2006, cash equivalents consisted of term deposits of $1,318.

Estimates, Assumptions and Measurement Uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates and assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Financial Instruments
The fair values of cash and cash equivalents, accounts receivable, inventory, prepaid expenses, demand bank loan, due to / from related parties, accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. It was not practicable to determine the fair value of the amounts due to / from the related parties. The amounts due to / from the related parties are non-interest bearing and have no specific terms of repayment. Management does not believe the Company is exposed to significant credit, foreign currency or interest rate risks.

Loss per Share
Basic and diluted loss per share figures is calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods. Diluted loss per common share amounts reflects the effects of potentially dilutive securities, including stock options, when dilutive, under the treasury stock method.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
Revenue is recognized upon delivery of product to the customer, and when collection is reasonably assured. Net revenue represents the gross revenues less applicable excise taxes and provincial mark-up.

Inventory
Raw materials, work-in-process and finished goods are valued at the lower of cost and net realizable value. Returnable containers are recorded at cost and are amortized over their useful lives.

Deferred Financing Costs
Deferred financing costs represent the cost of issuance of long-term debt. Amortization is provided on a straight-line basis over the term of the debt.

Capital Assets
Property, plant and equipment are recorded at cost and amortized on the declining balance basis at the following annual rates: computers – 30%; equipment – 30%; office furniture and fixtures – 20%; vehicles – 30%; website – 30%. Leasehold improvements are amortized on a straight line basis over 5 years.

Stock-based Compensation Plans
The Company grants stock options under a fixed stock option plan in accordance with the CNQ Stock Exchange policies (Note 4). Any consideration paid by directors and employees on excise of stock options is credited to share capital. The Company follows the recommendations exercise of the Canadian Institute of Chartered Accountants with respect to Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The recommendations require the expensing of all stock-based compensation awards using a fair value based method of accounting.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The Company has non-capital losses for Canadian income tax purposes of approximately $957,000 to be used to reduce future taxable income in Canada, which expires commencing in fiscal 2007. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

Change in Significant Accounting Policies
Effective January 1, 2007, the Company made a change in accounting policies, on a retroactive basis, to reclass portions of gross sales, net sales, cost of sales, selling costs and administration expense, interest income, cash and cash equivalents and restricted cash to make the financial statement items more consistent and comparable to the industry standard. Under this policy, gross sales are shown net of licensee discount, net sales are shown net of excise taxes and provincial mark-up and excludes licensee discount, cost of sales include production labour and exclude provincial mark-up, selling general and administration expense excludes production labour and term deposits pledged against lines of credit are shown as restricted cash. Gross sales, net sales, cost of sales and selling and general and administration costs for the years ended June 30, 2006, 2005 and 2004 and the cash and cash equivalents and restricted cash balances as at June 30, 2006 have been reclassified in accordance with the recommendations of the Canadian Institute of Chartered Accountants with respect to Section 1506 "Accounting Changes" and "Prior Period Adjustments". These changes do not change reported net loss or deficit of any prior period.

The reclassification reduces gross sales $189,730 for the year ended June 30, 2006 (2005 - $74,519; 2004 - $15,596); reduces net sales by $433,633 (2005 - $259,219; 2004 - $47,038); reduces cost of goods sold by $279,976 for the year ended June 30, 2006 (2005 - $209,552; 2004 - $29,288) and reduces selling, general and administration expenses by $90,420 for the year ended June 30,2006 (2005 - $49,667; 2004 - $17,750). Selling, general and administration expenses were also increased by $4,761 and interest income increased by $4,761. Cash and cash equivalents as at June 30, 2006 were reduced by $100,000 and restricted cash increased by $100,000.

NOTE 3 - SHARE CAPITAL

The Company's authorized share capital consists of 400,000,000 common shares without par value.

Changes in the share capital of the Company during the year are shown below.

	Common Shares		Value
Issued at June 30, 2003	1,333,334	$	100,000
Allotted for purchase of Russell Brewing Company Ltd. (Note 6)	205,000		154,050
Issued and allotted at June 30, 2004 (pre 4:1 forward split)	1,538,334	$	254,050
After 4:1 forward split (April 7, 2005)	6,153,336		254,050
Private Placements	2,109,466		504,578
Shares issued in settlement of debt	395,667		101,362
Issued at June 30, 2005	8,658,469	$	859,990
Private Placements	1,363,666		511,375
Issued at June 30, 2006	10,022,135	$	1,371,365

During the year ended June 30, 2005 the Company issued 2,109,466 common shares pursuant to a series of private placements for net proceeds of $504,578 and 395,667 common shares pursuant to the settlement of debt of $101,362.

During the year ended June 30, 2006, the Company issued 1,363,666 common shares pursuant to a series of private placements for net proceeds of $511,375.

As at June 30, 2006, the Company does not have any share purchase warrants or any other contingent obligations to issue shares.

Under the requirements of the CNQ stock exchange, 882,000 common shares of the Company outstanding capital are held in escrow for some directors of the Company and will be released as follows:

Date of Release	Number of Shares Released
November 2, 2006	220,500
May 2, 2007	220,500
November 2, 2007	220,500
May 2, 2008	220,500
	882,000

In October 2006, the Company closed a brokered private placement of 5,000,000 units at a price of $0.30 per unit for total proceeds of $1,500,000, net proceeds of $1,353,500. Each unit consists of one common share and one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at $0.50 for a period of two years from completion of the financing subject to an early expiry provision. Upon closing, the brokered agent received a cash commission equal to 7.5% of the gross proceeds. The agent also received 1,000,000 common share purchase warrants exercisable for a period of two years at a price of $0.30 per warrant, an administrative fee of $5,000, a corporate finance fee of 100,000 units, and was reimbursed of all reasonable expenses related to the private placement. All shares issued pursuant to this financing, and shares issued pursuant to the exercise of the agent's warrants, are subject to a four month hold period.

NOTE 4 – STOCK OPTION PLAN

The Board of Directors is authorized, pursuant to the Company's Stock Option Plan to grant options to directors, officers, consultants or employees acquiring up to 10% of the issued and outstanding common shares from time to time. The exercise price will not be less than the market price of the common shares less applicable discounts permitted by the CNQ Stock Exchange. The options may be granted under this plan exercisable over a period not exceeding five years.

In May 2005 the Company granted stock options to purchase up to 885,000 common shares exercisable at a price of $ 0.58 per share on or before May 18, 2009. In April 2006, these stock options were cancelled and the Company granted 1,000,000 incentive stock options exercisable at a price of $0.33 per share and an expiry date of April 13, 2011. On June 15, 2006, 250,000 of these stock options were cancelled.

A summary of the changes in the Company's common share purchase options is presented below:

	June 30, 2006		June 30, 2005		June 30, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	885,000	$ 0.58	-	$ -	-	$ -
Granted	1,000,000	0.33	885,000	0.58	-	-
Exercised	-	-	-	-	-	-
Forfeited/Cancelled	(1,135,000)	0.52	-	-	-	-
Balance, end of year	750,000	$ 0.33	885,000	$ 0.58	-	$ -

At June 30, 2006, the following stock options are outstanding:

	Outstanding		Exercisable	
Exercise Price	Number	Weighted Average Remaining Life (in years)	Number	Weighted Average Remaining Life (in years)
$0.33	750,000	4.79	750,000	4.79

Stock Based Compensation

The fair value of the options granted during the year was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

For the year ended June 30, 2006, the Company recognized stock based compensation (recovery) in the amount of $15,696 representing the issuance of 1,000,000 stock options at $332,376, less the cancellation of 1,135,000 stock options at $348,072 (2005-$264,978; 2004-Nil), which is included with selling, general and administration expenses.

	2006	2005	2004
Dividend Yield	Nil	Nil	Nil
Expected volatility	120%	95%	N/A
Rick free rate of return	4.31%	3.6%	N/A
Expected life of options	5 years	2 years	N/A
Weighted average fair value	$0.33	$0.30	N/A

NOTE 5 - DUE FROM/TO RELATED PARTIES

a) At June 30, 2006 directors or former directors of the Company were indebted to the Company for $17,437 (2005 - $51,560; 2004 - $16,602) from cash advances. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

b) During the year ended June 30, 2006, former and current directors provided cash advances of $nil (2005 - $nil; 2004 - $27,848) for working capital purposes. These advances are unsecured, non-interest bearing and have no specific terms of repayment.

c) During the year ended June 30, 2006, directors of the Company received management fees of $96,000 (2005 - $22,500; 2004 - $17,000), consulting fees and salaries of $48,000 (2005 - $64,500; 2004 - $nil).

d) During the year ended June 30, 2006, relatives of directors received compensation from the Company in the amount of $104,120 (2005 - $60,295; 2004 - $nil). These transactions were recorded at exchange value, which was the amount of consideration established and agreed to by the related parties.

e) During the year ended June 30, 2005, a director purchased 685,000 common shares in the Company through private placements for $85,500 with the share prices ranging from $0.10 to $0.30 per share.

NOTE 6 – INVENTORY

	June 30, 2006	June 30, 2005
Finished goods and work-in-progress	$ 25,092	$ 17,641
Raw materials	4,744	11,740
Returnable containers and small ware, net of amortization	158,274	119,167
	$ 188,110	$ 148,548

NOTE 7 – RESTRICTED CASH

	June 30, 2006	June 30, 2005
Term deposits	$ 100,000	$ -
	$ 100,000	$ -

$100,000 term deposit is security for a $100,000 business line of credit on the chequing account with TD Canada Trust with an interest rate of 3.25% per annum maturing February 5, 2007.

NOTE 8 – CAPITAL ASSETS

	June 30, 2006			June 30, 2005		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Computers	$ 15,678	$ 8,699	$ 6,979	$ 13,146	$ 6,493	$ 6,653
Equipment	455,742	134,154	321,588	368,526	67,157	301,369
Leasehold improvements	24,737	2,544	22,193	3,718	960	2,758
Office furniture and fixtures	9,827	2,298	7,529	9,109	691	8,418
Vehicles	288,250	102,885	185,365	234,151	42,733	191,418
Website	4,825	1,349	3,476	2,450	367	2,083
	$ 799,059	$ 251,929	$ 547,130	$ 631,100	$ 118,401	$ 512,699

During the year ended June 30, 2006, the Company acquired vehicles under capital leases with costs of $47,065 (2005 - $165,921; 2004-$15,509), and recorded amortization of $60,152 (2005 - $14,124; 2004 - $1,505) on these vehicles.

NOTE 9 – DEMAND BANK LOAN

Consists of a Vancouver City Savings Credit Union loan with an original term of four years, repayable in monthly installments of $3,125 plus interest at bank prime rate plus 3% per annum. The loan is secured by a Demand Promissory Note, a general security agreement against all property of the Company, and a guarantee and postponement of claim of $37,500 by a director of the Company. In accordance with the Canadian Institute of Chartered Accountants Emerging Issues Committee EIC 122 "*Balance Sheet Classification of Callable Debt Obligations Expected to Be Refinanced*", this obligation has been classified as a current liability.

NOTE 10 – LONG TERM DEBT

Bank of Nova Scotia ("Scotia Bank")

In July 2004, the Company obtained a Canadian government guaranteed bank loan from Scotia Bank in the amount of $250,000. To June 30, 2006 the Company has drawn down $242,743 against this amount. Repayment was interest only at bank prime rate plus 2.5% per annum until December 31, 2004. Commencing January 2005, repayment was $4,167 per month plus interest at the bank prime rate plus 2.5%, maturing in December, 2010. The loan is secured by a general security agreement over present property and property acquired in the future including all equipment, goods and inventory, property insurance showing loss payee as the Scotia Bank, as well as a personal guarantee of a director in the amount of $62,500.

Loan amount as at June 30, 2006		$ 171,904
Current portion of long term debt		(50,004)
		$ 121,900
Future principal repayments are as follows:	fiscal year ending 2007	$ 50,004
	fiscal year ending 2008	50,004
	fiscal year ending 2009	50,004
	fiscal year ending 2010	21,892
		$ 171,904

NOTE 11 – OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of the future minimum lease payments of the capital leases expiring on various dates, together with the balance of the obligations.

Fiscal years ended:	
2007	$ 48,294
2008	89,928
2009	25,178
2010	24,396
	187,796
Less amount representing interest ranging from 1% to 13%	(37,274)
Present value of net minimum lease payments	150,522
Less current portion of capital lease payments	(29,860)
	$ 120,662

NOTE 12 – OTHER COMMITMENTS

The Company entered into an operating lease for its premises which expires January 2007, with an option to renew for a further three years. In September 2004 the Company leased additional space under the same terms and conditions as the existing space.

	Operating Leases
Fiscal year ended:	
2007	$ 19,321
	$ 19,321

NOTE 13 – PRIOR YEAR ADJUSTMENT

The prior period adjustment of $63,237 is to correct errors of recording sales and accounts receivable for the year ended June 30, 2006. The errors caused overstatements of sales resulting in understatements of net loss and deficit for the year ended June 30, 2006, and overstatements of accounts receivable as of June 30, 2006. The deficit and accounts receivable as of June 30, 2006 and sales for the year ended June 30, 2006 have been restated in accordance with the recommendations of the Canadian Institute of Chartered Accountants with respect to Section 1506 "Accounting Changes" and "Prior Period Adjustments".

NOTE 14 – SUBSEQUENT EVENTS

a) On October 13, 2006, the Company closed a brokered private placement of 5,100,000 units at a price of $0.30 per unit for net proceeds of $1,353,500, after issue costs. (Note 3).

b) On October 20, 2006, the Company issued 760,000 stock options exercisable for a period of 5 years at a price of $0.48 per share.

c) On October 20, 2006, the Company cancelled 10,000 stock options exercisable at $0.33 per share with an expiry date of April 13, 2011.

d) On October 13, 2006, the Company commenced trading on the TSX Venture Exchange.

RUSSELL BREWERIES INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006
(Unaudited - Prepared by Management)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RUSSELL BREWERIES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)

	(Unaudited) 31-Mar-07	(Audited and Restated) 30-Jun-06
ASSETS		
CURRENT		
Cash and cash equivalents	$ 976,366	$ 1,318
Accounts receivables (Note 13)	247,525	140,166
Due from related parties (Note 5)	30,000	17,437
Inventory (Note 6)	222,967	188,110
Prepaid expenses and deposits	25,226	20,243
	1,502,084	367,274
RESTRICTED CASH (Note 2 and 7)	200,000	100,000
PROPERTY, PLANT AND EQUIPMENT (Note 8)	865,427	547,130
TRADEMARKS	1,800	1,800
DEFERRED COSTS	692	2,232
	$ 2,570,003	$ 1,018,436
LIABILITIES		
CURRENT		
Bank indebtedness	$ 202,902	$ 135,439
Demand bank loan (Note 9)	33,642	63,546
Accounts payable and accrued liabilities	185,041	132,761
Due to related parties (Note 5)	21,406	-
Current portion of long-term debt (Note 10)	50,004	50,004
Current portion of obligations under capital leases (Note 11)	139,376	29,860
	632,371	411,610
LONG TERM DEBT (Note 10)	84,362	121,900
OBLIGATIONS UNDER CAPITAL LEASES (Note 11)	297,819	120,662
	1,014,552	654,172
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 3)	3,171,400	1,371,365
CONTRIBUTED SURPLUS	336,258	249,282
DEFICIT (Note 13)	(1,952,207)	(1,256,383)
	1,555,451	364,264
	$ 2,570,003	$ 1,018,436

APPROVED BY THE DIRECTORS:

/s/ Andrew Harris, Director

/s/ Brian Harris, Director

The accompanying notes are an integral part of these consolidated financial statements

RUSSELL BREWERIES INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three and nine months ended March 31, 2007 and 2006
(Unaudited - Prepared by Management)

	Three months ended		Nine months ended	
	31-Mar-07	31-Mar-06 (Restated)	31-Mar-07	31-Mar-06 (Restated)
REVENUE				
Gross Sales (Note 2 and 13)	$ 441,512	$ 294,193	$ 1,177,425	$ 1,005,477
Less excise taxes and provincial mark-up (Note 2)	102,543	111,706	313,340	379,744
NET REVENUES	338,969	182,487	864,085	625,733
COST OF GOODS SOLD (Note 2)	98,854	49,739	234,157	137,572
GROSS MARGIN	240,115	132,748	629,928	488,161
EXPENSES				
Selling, general and administrative (Note 2)	362,104	233,265	1,196,743	622,647
LOSS BEFORE THE UNDERNOTED	121,989	100,517	566,815	134,486
OTHER ITEMS				
Amortization	40,643	38,642	112,268	109,270
Interest income	(7,984)	-	(17,018)	-
Interest on long term debt	15,420	3,711	33,759	12,773
	48,079	42,353	129,009	122,043
NET LOSS FOR THE PERIOD	170,068	142,870	695,824	256,529
Deficit, beginning of the period				
As previously reported	1,782,139	969,092	1,193,146	873,875
Prior period adjustment (Note 13)	-	18,443	63,237	-
Adjusted balance of deficit, beginning of the period	1,782,139	987,535	1,256,383	873,875
Deficit, end of the period	$ 1,952,207	$ 1,130,405	$ 1,952,207	$ 1,130,404
Basic and diluted loss per share	$ 0.01	$ 0.01	$ 0.05	$ 0.03
Weighted average number of shares outstanding	15,122,135	9,946,376	13,186,369	8,976,035

The accompanying notes are an integral part of these consolidated financial statements

RUSSELL BREWERIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended March 31, 2007 and 2006
(Unaudited - Prepared by Management)

CASH FLOWS PROVIDED BY (USED FOR):	Three months ended 31-Mar-07	Three months ended 31-Mar-06 (Restated)	Nine months ended 31-Mar-07	Nine months ended 31-Mar-06 (Restated)
OPERATING ACTIVITIES				
Net loss for the period	$ (170,068)	$ (142,870)	$ (695,824)	$ (256,530)
Adjusted for non-cash items:				
Amortization	40,643	38,642	112,268	109,270
Stock-based compensation expenses	-	-	86,976	-
	(129,425)	(104,228)	(496,580)	(147,260)
Changes in non-cash working capital items:				
Accounts receivable	(92,509)	30,079	(107,359)	(18,716)
Prepaid expenses and deposits	(10,645)	(5,355)	(4,983)	(15,588)
Inventory	(30,830)	(31,327)	(49,130)	(39,649)
Accounts payable and accrued liabilities	27,432	34,424	52,280	(430)
Due to and from related parties (net)	70,544	4,000	8,843	(4,008)
	(165,433)	(72,407)	(596,929)	(225,651)
INVESTING ACTIVITIES				
Purchase of property and equipment	(246,161)	(94,697)	(414,752)	(126,974)
Restricted cash	(100,000)	(100,000)	(100,000)	(100,000)
	(346,161)	(194,697)	(514,752)	(226,974)
FINANCING ACTIVITIES				
Bank loan, net of repayments	(8,334)	(8,334)	(37,538)	(33,336)
Capital lease, net of repayments	191,476	17,105	286,673	6,802
Demand loan repayments	(9,375)	(8,815)	(29,904)	(26,991)
Share capital issued for cash	441,535	511,375	1,800,035	511,375
Share subscriptions	-	(511,375)	-	(100,125)
	615,302	(44)	2,019,266	357,725
Increase (decrease) in cash during the period	103,708	(267,148)	907,585	(94,900)
Cash, beginning of period	669,756	256,293	(134,121)	84,045
Cash and term deposits, end of period	$ 773,464	$ (10,855)	$ 773,464	$ (10,855)
Cash and cash equivalents consist of				
Cash (bank indebtedness)	(202,902)	(110,855)	(202,902)	(110,855)
Term deposits	976,366	100,000	976,366	100,000
	$ 773,464	$ (10,855)	$ 773,464	$ (10,855)
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ 15,420	$ 3,711	$ 33,759	$ 12,773
Income Taxes	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements

RUSSELL BREWERIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's June 30, 2006 financial statements. These interim financial statements should be read in conjunction with the Company's annual June 30, 2006 audited financial statements.

Note 2 Change in Significant Accounting Policies

Effective January 1, 2007, the Company made a change in accounting policies, on a retroactive basis, to reclass portions of gross sales, net sales, cost of sales, selling costs and administration expense, cash and cash equivalents and restricted cash to make the financial statement items more consistent and comparable to the industry standard. Under this policy, gross sales are shown net of licensee discount, net sales are shown net of excise taxes and provincial mark-up and excludes licensee discount, cost of sales include production labour and exclude provincial mark-up, selling general and administration expense excludes production labour and term deposits pledged against lines of credit are shown as restricted cash. Gross sales, net sales, cost of sales and selling and general and administration costs for the three months ended March 31, 2006 and the nine months ended March 31, 2006 and the cash and cash equivalents and restricted cash balances as at June 30, 2006 have been restated in accordance with the recommendations of the Canadian Institute of Chartered Accountants with respect to Section 1506 "Accounting Changes" and "Prior Period Adjustments". These changes do not change reported net loss or deficit of any prior period.

The restatement reduces gross sales $29,399 for the three months ended March 31, 2006 and by $93,777 for the nine months ended March 31, 2006; reduces net sales by $69,512 for the three months ended March 31, 2006 and by $271,296 for the nine months ended March 31, 2006; reduces cost of goods sold by $45,751 for the three months ended March 31, 2006 and by $206,131 for the nine months ended March 31, 2006; and reduces selling general and administration expenses by $23,761 for the three months ended March 31, 2006 and by $65,165 for the nine months ended March 31, 2006. Cash and cash equivalents as at June 30, 2006 were reduced by $100,000 and restricted cash increased by $100,000.

RUSSELL BREWERIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

Note 3 Share Capital

a) Authorized
400,000,000 common shares, without par value

b) Issued

	31-Mar-07		31-Mar-06	
	Shares	Amount	Shares	Amount
Balance, beginning	10,022,135	$ 1,371,365	1,538,334	$ 254,050
Forward split (4:1)	-	-	4,615,002	-
For debt	-	-	395,667	101,362
For cash:				
Private placement	5,000,000	1,500,000	2,109,466	504,578
Private placement	-	-	1,363,666	511,375
Finder's fee	-	(112,500)	-	-
Share issue costs	100,000	(29,000)	-	-
Exercise of warrants	983,070	441,535	-	-
Balance, ending	16,105,205	$ 3,171,400	10,022,135	$ 1,371,365

On October 23, 2006, the Company commenced trading on the TSX Venture Exchange.

c) Escrow Shares
At March 31, 2007, 661,500 (2006: 1,102,500) common shares of the Company's outstanding capital are held in escrow for some directors of the Company and will be released as follows:

Date of Release	Shares
May 2, 2007	220,500
November 2, 2007	220,500
May 2, 2008	220,500
	661,500

On November 18, 2006, 220,500 escrow shares were released.

d) Private Placement

In October 2006, the Company closed a brokered private placement of 5,000,000 units at a price of $0.30 per unit for total proceeds of $1,500,000, net proceeds of $1,358,500. Each unit consists of one common share and one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at $0.50 for a period of two years from completion of the financing subject to an early expiry provision. Upon closing, the brokered agent received a cash commission equal to 7.5% of the gross proceeds. The agent also received 1,000,000 common share purchase warrants exercisable for a period of two years at a price of $0.30 per unit, an administrative fee of $5,000, a corporate finance fee of 100,000 units, and was reimbursed of all reasonable expenses related to the private placement. All shares issued pursuant to this financing, and shares issued pursuant to the exercise of the agent's warrants, are subject to a four month hold period.

Note 3 Share Capital - (cont'd)

e) Share Purchase Warrants

At March 31, 2007, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Weighted Average Exercise Price	Expiry Date
4,366,930	$ 0.500	17-Oct-08
750,000	$ 0.300	17-Oct-08
5,116,930	$ 0.471	

Note 4 Stock Option Plan

The Board of Directors is authorized, pursuant to the Company's Stock Option Plan to grant options to directors, officers, consultants or employees acquiring up to 10% of the issued and outstanding common shares from time to time. The exercise price will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange. The options may be granted under this plan exercisable over a period not exceeding five years.

In May 2005 the Company granted stock options to purchase up to 885,000 common shares exercisable at a price of $ 0.58 per share on or before May 18, 2009. In April 2006, these stock options were cancelled and the Company granted 1,000,000 incentive stock options exercisable at a price of $0.33 per share and an expiry date of April 13, 2011. On June 15, 2006, 250,000 of these stock options were cancelled.

On October 20, 2006, the Company issued 760,000 stock options exercisable for a period of 5 years at a price of $0.48 per share. Meanwhile, the Company cancelled 10,000 stock options exercisable at $0.33 per share with an expiry date of April 13, 2011.

A summary of the status of the Company's stock option plan as of March 31, 2007 and March 31, 2006 and changes during the periods then ended is presented below:

	31-Mar-07		31-Mar-06	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning balance	750,000	$ 0.33	885,000	$ 0.58
Granted	760,000	0.48	-	-
Exercised	-	-	-	-
Forfeited/Cancelled	(10,000)	0.33	-	-
Outstanding, ending balance	1,500,000	$ 0.41	885,000	$ 0.58

At March 31, 2007, 1,500,000 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
740,000	$ 0.33	13-Apr-11
760,000	$ 0.48	20-Oct-11

Note 4 Stock Option Plan - (cont'd)

The fair values of the options granted during the nine months ended March 31, 2007 and the nine months ended March 31, 2006 were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Nine Months Ended 31-Mar-07	Nine Months Ended 31-Mar-06
Risk-free interest rate	4.50%	4.31%
Dividend yield	0%	0%
Expected stock price volatility	15%	120%
Expected life of options	5 years	5 years
Weighted average fair value per share	$0.12	$0.33

For the nine months ended March 31, 2007, the Company recognized stock based compensation in the amount of $86,976 representing the issuance of 760,000 stock options at $90,300, less the cancellation of 10,000 stock options at $3,324.

Note 5 Due from/to Related Parties

a) As at March 31, 2007 a director of the Company was indebted to the Company for $30,000 (June 30, 2006: nil) from cash advances bearing interest at 8% per annum, unsecured, without specific terms of repayment. Subsequent to March 31, 2007, this advance was repaid

b) During the nine months ended March 31, 2007 and 2006, the Company incurred the following charges with directors of the Company and relatives of directors:

	31-Mar-07	31-Mar-06
Compensation paid to relatives of directors	$ 86,540	$ 72,093
Consulting fees and salaries paid to directors	40,000	-
Management fees paid to directors	141,750	55,500
	$ 268,290	$ 127,593

The above transactions were recorded at exchange value, which was the amount of consideration established and agreed to by the related parties.

c) In October 2006, a director purchased 250,000 common shares in the Company through a private placement for $75,000.

Note 6 Inventory

	31-Mar-07	30-Jun-06
Finished goods and work-in-progress	$ 19,224	$ 25,092
Raw materials	5,527	4,744
Promotional materials	35,771	-
Returnable containers and small ware, net of amortization	162,445	158,274
	$ 222,967	$ 188,110

Note 7 Restricted Cash

	31-Mar-07	30-Jun-06
Term deposits	$ 200,000	$ 100,000

$100,000 of the term deposits is security for a $100,000 bank line of credit and $100,000 is security for a capital lease.

RUSSELL BREWERIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

Note 8 Property, Plant and Equipment

	31-Mar-07			30-Jun-06
	Cost	Acc. Depr.	Net	Net
Computers	$ 16,117	$ 10,150	$ 5,967	$ 6,979
Equipment	733,689	178,718	554,971	321,588
Leasehold improvements	30,029	6,321	23,708	22,193
Office furniture and fixtures	9,827	3,316	6,511	7,529
Vehicles	419,322	147,746	271,576	185,365
Website	4,825	2,131	2,694	3,476
	$1,213,809	$ 348,382	$ 865,427	$ 547,130

Note 9 Demand Bank Loan

Consists of a Vancouver City Savings Credit Union loan with an original term of four years, repayable in monthly installments of $3,125 plus interest at bank prime rate plus 3% per annum. The loan is secured by a Demand Promissory Note, a general security agreement against all property of the Company, and a guarantee and postponement of claim of $37,500 by a director of the Company. In accordance with the Canadian Institute of Chartered Accountants Emerging Issues Committee EIC 122 "Balance Sheet Classification of Callable Debt Obligations Expected to Be Refinanced", this obligation has been classified as a current liability.

Note 10 Long Term Debt

In July 2004, the Company obtained a Canadian government guaranteed bank loan from Scotia Bank in the amount of $250,000. To March 31, 2007 the Company has drawn down $242,743 against this amount. Repayment was interest only at bank prime rate plus 2.5% per annum until December 31, 2004. Commencing January 2005, repayment was $4,167 per month plus interest at the bank prime rate plus 2.5%, maturing in December, 2010. The loan is secured by a general security agreement over present property and property acquired in the future including all equipment, goods and inventory, property insurance showing loss payee as the Scotia Bank, as well as a personal guarantee of a director in the amount of $62,500.

	Principal Amount
Loan amount as at March 31, 2007	$ 134,366
Current portion of long term debt	(50,004)
	$ 84,362

Future principal repayments are as follows:	
fiscal year ending 2007	$ 16,668
fiscal year ending 2008	50,004
fiscal year ending 2009	50,004
fiscal year ending 2010	17,690
	$ 134,366

Note 11 Obligations under Capital Leases

The following is a schedule of the future minimum lease payments of the capital leases expiring on various dates, together with the balance of the obligations.

	Capital Leases
Fiscal years ending 2007	$ 35,779
Fiscal years ending 2008	179,612
Fiscal years ending 2009	116,711
Fiscal years ending 2010	125,076
Fiscal years ending 2011	52,298
Fiscal years ending 2012	11,635
	521,111
Less amount representing interest ranging from 1% to 19%	(83,916)
Present value of net minimum lease payments	437,195
Less current portion of capital lease payments	(139,376)
	$ 297,819

Note 12 Other Commitments

The Company's premises lease expires January 2010.

	Premises Lease
Fiscal year ending 2007	$ 17,830
Fiscal year ending 2008	71,318
Fiscal year ending 2009	71,318
Fiscal year ending 2010	41,602
	$ 202,068

Note 13 Prior Period Adjustment

The prior period adjustment of $63,237 is to correct errors of recording sales and accounts receivable for the year ended June 30, 2006, $18,443 of which is related to the six months ended December 31, 2005. The errors caused overstatements of sales resulting in understatements of net loss and deficit for the year ended June 30, 2006, and the three and nine months ended March 31, 2006, as well as overstatements of accounts receivable as of June 30, 2006, and March 31, 2006. The deficit and accounts receivable as of June 30, 2006 and March 31, 2006 as well as sales for the three and nine months ended March 31, 2006 have been restated in accordance with the recommendations of the Canadian Institute of Chartered Accountants with respect to Section 1506 "Accounting Changes" and "Prior Period Adjustments".

RUSSELL BREWERIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited - Prepared by Management)

Note 14 Subsequent Events

a) Subsequent to March 31, 2007, 205,000 warrants were exercised at $0.50 (Note 3).

b) Subsequent to March 31, 2007, 220,500 escrow shares were released (Note 3).

c) Subsequent to March 31, 2007, a $30,000 advance to a director bearing interest at 8% per annum, unsecured, without specific terms of repayment was repaid (Note 5).

d) The Company entered into a letter of intent with Fort Garry Brewing Company dated May 25, 2007 to purchase all of the common shares of Fort Garry through a Plan of Amalgamation. Holders of common shares in Fort Garry will have the option to receive either (a) one common share of Russell or (b) one – half of one common share of Russell plus $0.20 cash; or (c) $0.40 cash. Fort Garry has 4,976,698 common shares outstanding. In addition the Company will purchase the 4% cumulative Preferred shares of Fort Garry for their par value plus any accrued redemption premium and accrued dividends estimated at a cost of $940,804.

The Company has advanced Fort Garry a $75,000 deposit, of which up to $50,000 is potentially non-refundable if the Company determines not to proceed with the transaction. If the Fort Garry board approve a "superior proposal" prior to the signing of a definitive agreement a termination fee of $125,000 is payable to the Company. The Company and Fort Garry have 30 days to complete due diligence and negotiate the signing of a definitive agreement. Subject to the signing of the Definitive Agreement, the transaction is subject to Fort Garry shareholder approval. On June 25, 2007 the Company agreed to an extension of the Letter of Intent with Fort Garry Brewing Company Ltd. ("Fort Garry") to complete the Definitive Agreement to purchase the shares of Fort Garry through an Amalgamation.

On July 27, 2007, the Company completed the Definitive Agreement with Fort Garry Brewing Company Ltd. ("Fort Garry"), to purchase the shares of Fort Garry through a Plan of Amalgamation.

As part of the Definitive Agreement the Company has a lock-up agreement with ENSIS Growth Fund Inc. ("ENSIS"). Under the lock-up agreement, ENSIS has agreed to vote all of its common shares of Fort Garry in favor of the transaction. ENSIS currently owns 1,071,675 common shares of Fort Garry, representing approximately 21.5% of the outstanding common shares and 628,305 preferred shares. The transaction has received conditional approval of the TSX Venture Exchange and will be subject to Fort Garry shareholder approval.

e) On July 30, 2007, the Company completed a $3,176,500 brokered private placement. The Company issued 5,294,166 Units at a price of $0.60 per Unit, with each Unit consisting of one common share and one non-transferable common share purchase Warrant. Each whole Warrant entitles the holder to purchase one additional share of the company at a price of $0.75 for a period of one year from the completion of the financing subject to an early expiry provision that once resale restrictions on the Shares having expired and upon the Issuer's shares trading at or above a weighted average trading price of $1.00 for 15 consecutive days the Issuer may give notice that the Warrants will expire 30 days from the date of providing such notice.

The proceeds will be used for the acquisition of Fort Garry Brewing Company Ltd., assuming that the shareholders approve the transaction and the balance of funds will be used for the purchase of capital equipment and for general working capital.

Note 14 Subsequent Events - (cont'd)

The Units were sold by a syndicate consisting of Bolder Investment Partners, Ltd., Canaccord Capital Corporation and MGI Securities Inc., and other selling group members to eligible purchasers in the provinces of British Columbia, Alberta and Ontario and other jurisdictions mutually agreed upon. The Agents received a cash commission of $245,782 and 13,896 units (for a total of 8% of the gross proceeds of the Offering). In addition, the Agents were granted 529,417 agent's warrants (the "Agent's Warrants") exercisable for a period of one year from the date of closing of the Offering. Each Agent's Warrant is exercisable into one (1) common share of the Issuer at $0.60 and will also be subject to early expiry conditions. In addition, the Agents were paid an administrative fee of $5000, a Corporate Finance Fee of 50,000 units, and were reimbursed for all reasonable expenses related to the Offering. All shares issued in connection with the offering are subject to a four month hold period.

SCHEDULE "C"

PRO FORMA RUSSELL CONSOLIDATED FINANCIAL STATEMENTS

See attached.

Pro Forma Consolidated Financial Statements
(Expressed in Canadian dollars)

RUSSELL BREWERIES INC.

As at and for the nine months ended March 31, 2007 and
For the twelve months ended June 30, 2006

(Unaudited)



Incorporated Partners
David E. Lancaster, CA
Michael J. David, CA

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
The Board of Directors
Russell Breweries Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Russell Breweries Inc. ("Russell" or the "Company") as at March 31, 2007 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the twelve months then ended June 30, 2006, and have performed the following procedures:

1. Compared the figures in the columns captioned "Russell" to the unaudited financial statements of the Company as at and for the nine-month period ended March 31, 2007, or the audited restated financial statements of the Company as at and for the twelve months ended June 30, 2006, and found them to be in agreement.

2. Compared the figures in the columns captioned "(a)", "(b)" and (c) in Schedule 1 to the amounts in the unaudited financial statements of Fort Garry Brewing Inc. ("Fort Garry") for the six months ended June 30, 2006 or the three months ended March 31, 2007 or the audited financial statements of Fort Garry as at and for the year ended December 31, 2006, and found them to be in agreement.

3. Compared the figures in the columns captioned "(a)", "(b)" and (c) in Schedule 2 to the amounts in the unaudited financial statements of Fort Garry for the six months ended June 30, 2005 or the six months ended June 30, 2006 or the audited financial statements of Fort Garry for the year ended December 31, 2005 and found them to be in agreement.

4. Recalculated the calculation of unaudited nine months ended March 31, 2007 and the twelve months ended June 30, 2006 for Fort Garry in column "(d)" of Schedule 1 and Schedule 2 and found them to be arithmetically correct.

5. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a) The basis for determination of the pro forma adjustments; and

(b) Whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a) described to us the basis for determination of the pro forma adjustments; and

(b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

6. Read the Notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Russell" and "Fort Garry" as at March 31, 2007 and for the nine-month period then ended, and for the twelve months ended June 30, 2006, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Lancaster & David

Lancaster & David,
Chartered Accountants

Vancouver, Canada
September 10, 2007

Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6
Telephone: 604.717.5526 **Facsimile:** 604.717.5560 **Email:** admin@lancasteranddavid.ca

RUSSELL BREWERIES INC.
PRO FORMA CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Expressed in Canadian dollars)

	Russell 31-Mar-07	Fort Garry 31-Mar-07	Pro Forma Adjustments (Note 3)	**Pro Forma Consolidated Russell 31-Mar-07**
ASSETS				
CURRENT				
Cash and cash equivalents	$ 976,366	$ 142,886	$ 2,850,718 (a)	**$ 2,797,727**
			(922,243) (c)	
			(250,000) (d)	
Accounts receivable	247,525	344,416	-	**591,941**
Due from related parties	30,000	-	-	**30,000**
Inventory	222,967	248,837	-	**471,804**
Prepaid expenses and deposits	25,226	26,129	-	**51,355**
	1,502,084	762,268	1,678,475	**3,942,827**
RESTRICTED CASH	200,000	-	-	**200,000**
CAPITAL ASSETS	865,427	2,936,547	(302,159) (e)	**3,499,815**
TRADEMARKS	1,800	-	-	**1,800**
UNALLOCATED PURCHASE PRICE	-	-	2,553,561 (e)	**2,553,561**
DEFERRED COSTS	692	-		**692**
	$ 2,570,003	$ 3,698,815	$ 3,968,215	**$10,198,695**
LIABILITIES				
CURRENT				
Bank indebtedness	$ 202,902	$ -	$ -	**$ 202,902**
Demand bank loan	33,642	-	-	**33,642**
Accounts payable and accrued liabilities	185,041	406,119	-	**591,160**
Due to related parties	21,406	-	-	**21,406**
Current portion of long-term debt	50,004	225,000	-	**275,004**
Current portion of deferred lease payable	139,376	14,414	-	**153,790**
	632,371	645,533	-	**1,277,904**
LONG TERM DEBT	84,362	825,000	-	**909,362**
OBLIGATIONS UNDER CAPITAL LEASES	297,819	22,820	-	**320,639**
PREFERRED SHARES	-	922,243	(922,243) (c)	**-**
	1,014,552	2,415,596	(922,243)	**2,507,905**
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5 (a))	3,171,400	6,929,251	2,850,718 (a)	**9,268,402**
			(38,337) (a)	
			3,284,621 (b)	
			(6,929,251) (e)	
CONTRIBUTED SURPLUS	336,258	22,444	38,337 (a)	**374,595**
			(22,444) (e)	
DEFICIT	(1,952,207)	(5,668,476)	5,668,476 (e)	**(1,952,207)**
	1,555,451	1,283,219	4,890,458	**7,690,790**
	$ 2,570,003	$ 3,698,815	$ 3,968,215	**$10,198,695**

RUSSELL BREWERIES INC.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in Canadian dollars)

	Russell Nine Months Ended 31-Mar-07	Fort Garry Nine Months Ended 31-Mar-07	Pro Forma Adjustments (Note 4)	**Pro Forma Consolidated Russell Nine Months Ended 31-Mar-07**
REVENUE				
Gross Sales	$ 1,177,425	$ 2,389,125	-	**$ 3,566,550**
Less excise taxes and provincial mark-up	313,340	91,463	-	**404,803**
NET REVENUES	864,085	2,297,662	-	**3,161,747**
COST OF SALES	234,157	1,114,874	-	**1,349,031**
GROSS MARGIN	629,928	1,182,788	-	**1,812,716**
EXPENSES				
Selling, general and administrative	1,196,743	725,257	-	**1,922,000**
LOSS (INCOME) BEFORE THE UNDERNOTED	566,815	(457,531)	-	**109,284**
OTHER ITEMS				
Amortization	112,268	256,021	357,682 (a)	**725,971**
Dividends and retraction premium accrued on preferred shares	-	43,070	(43,070) (b)	**-**
Interest income	(17,018)	-	(52,416) (c)	**(69,434)**
Interest on long term debt	33,759	77,378	-	**111,137**
Other income	-	(10,160)	-	**(10,160)**
	129,009	366,309	262,196	**757,514**
NET LOSS FOR THE PERIOD	$ 695,824	$ (91,222)	$ 262,196	**$ 866,798**
LOSS (EARNINGS) PER SHARE – Basic and diluted	$ 0.05	$ (0.02)		**$ 0.04**
Weighted average number of shares outstanding (Note 6)	13,186,369	4,976,698		**23,521,129**

RUSSELL BREWERIES INC.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in Canadian dollars)

	Russell Twelve Months Ended 30-Jun-06 (restated)	Fort Garry Twelve Months Ended 30-Jun-06	Pro Forma Adjustments (Note 4)	Pro Forma Consolidated Russell Twelve Months Ended 30-Jun-06
REVENUE				
Gross Sales	$ 1,396,552	$ 2,840,840	-	$ 4,237,392
Less excise taxes and provincial mark-up	493,564	441,936	-	935,500
NET REVENUES	902,988	2,398,904	-	3,301,892
COST OF SALES	189,019	1,366,929	-	1,555,948
GROSS MARGIN	713,969	1,031,975	-	1,745,944
EXPENSES				
Selling, general and administrative	928,026	985,135	-	1,913,161
LOSS (INCOME) BEFORE THE UNDERNOTED	214,057	(46,840)	-	167,217
OTHER ITEMS				
Amortization	155,443	346,019	472,251 (a)	973,713
Dividends and retraction premium accrued on preferred shares	-	57,323	(57,323) (b)	-
Interest income	(4,761)	-	(58,075) (c)	(62,836)
Interest on long term debt	17,769	112,418	-	130,187
Other income	-	(13,881)	-	(13,881)
	168,451	501,879	356,853	1,027,183
NET LOSS FOR THE PERIOD	$ 382,508	$ 455,039	$ 356,853	$ 1,194,400
LOSS PER SHARE – Basic and diluted	$ 0.04	$ 0.09		$ 0.06
Weighted average number of shares outstanding (Note 6)	9,278,657	4,976,698		19,613,417

(Expressed in Canadian dollars)

1. The Company

Russell Breweries Inc. ("Russell" or the "Company") owns and operates a craft brewery based in Surrey, British Columbia through its wholly owned subsidiary Russell Brewing Company.

Fort Garry Brewing Company Ltd. ("Fort Garry") owns and operates a craft brewery based in Winnipeg, Manitoba.

2. Proposed Transaction and Basis of Presentation

On May 28, 2007, Russell announced that it entered into a Letter of Intent with Fort Garry to acquire all of the preferred and common shares of Fort Garry through a Plan of Amalgamation. On July 27, 2007, the Company completed a Definitive Agreement with Fort Garry in connection with the proposed transaction.

Terms of the Definitive Agreement include the purchase of all outstanding common shares and preferred shares of Fort Garry. Common shareholders of Fort Garry will have the option to receive for each Fort Garry common share, either; (a) one common share of Russell; or (b) one half of one common share of Russell plus $0.20 cash; or (c) $0.40 cash. The preferred shareholders will receive cash for the par value of their shares plus any accrued redemption premium and dividends calculated to the date of closing of the transaction.

Completion of the proposed transaction is subject to the approval by shareholders of Fort Garry and certain regulatory authorities. The transaction has received conditional approval of the TSX Venture Exchange.

The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in a circular dated September 10, 2007, issued by the Board of Directors of Fort Garry in connection with this proposed transaction, including the proposed offering of Russell common shares thereunder.

These pro forma consolidated financial statements have been prepared by management of Russell, in accordance with Canadian generally accepted accounting principles ("GAAP") to give effect to the proposed transaction between Russell and Fort Garry.

These pro forma consolidated financial statements include:

(a) a pro forma consolidated balance sheet prepared from the unaudited consolidated balance sheet of each of Russell and Fort Garry as at March 31, 2007, which gives pro forma effect to the acquisition of Fort Garry and the assumptions described in Note 3, as if these transactions occurred on March 31, 2007;

(b) a pro forma consolidated statement of operations for the nine-month period ended March 31, 2007, have been prepared or derived from the unaudited interim consolidated statement of operations of Russell for the nine-month period ended March 31, 2007 and for Fort Garry from the unaudited interim consolidated statement of operations for the three month period ended March 31, 2007 and six months ended June 30, 2006 and the audited consolidated statement of operations for the year ended December 31, 2006 as presented in Schedule 1, which gives pro forma effect to the acquisition of Fort Garry and the assumptions described in Note 3, as if these transactions occurred on July 1, 2006; and

(c) a pro forma consolidated statement of operations for the twelve months ended June 30, 2006, have been prepared or derived from the consolidated statement of operations of Russell for the year ended June 30, 2006 and for Fort Garry from the unaudited interim consolidated statement of operations for the six month periods ended June 30, 2006 and June 30, 2005 and the audited consolidated statement of operations for the year ended December 31, 2005 as presented in Schedule 2, which gives pro forma effect to the acquisition of Fort Garry and the assumptions described in Note 3, as if these transactions occurred on July 1, 2005.

The Russell and Fort Garry financial statements referred to above have been prepared in accordance with Canadian GAAP.

(Expressed in Canadian dollars)

2. Proposed Transaction and Basis of Presentation – Cont'd

The construction of the statements of operations of Fort Garry as outlined in Schedules 1 and 2 are for the purposes of the unaudited pro forma consolidated financial statements and do not conform to the financial statements of Fort Garry included elsewhere in this Information Circular.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial positions and results of the operations of the Company for any period following the closing of the transactions contemplated by the document will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

It is management's opinion that these pro forma financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with Canadian GAAP applied on a basis consistent with Russell's accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction. The pro forma statements of operations do not reflect non-recurring charges or credits directly attributable to the transaction, of which none are currently anticipated.

These pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Russell which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the future operating results of Russell as a result of the transaction.

The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Russell for the nine months ended March 31, 2007 and the year ended June 30, 2006, and of Fort Garry for the three-month period ended March 31, 2007 and six-month periods ended June 30, 2006 and 2005, as well as the years ended December 31, 2006 and 2005.

3. Unaudited pro forma consolidated balance sheet

The following assumptions and adjustments have been made to reflect the proposed transaction referred to in note 2 as if it had occurred on March 31, 2007:

(a) On July 27, 2007, Russell completed a brokered private placement for gross proceeds of $3,176,500. The Company issued 5,294,166 Units at a price of $0.60 per Unit, with each Unit consisting of one common share and one non-transferable common share purchase Warrant. Each whole Warrant entitles the holder to purchase one additional share of the company at a price of $0.75 for a period of one year from the completion of the financing subject to an early expiry provision that once resale restrictions on the Shares having expired and upon the Issuer's shares trading at or above a weighted average trading price of $1.00 for 15 consecutive days the Issuer may give notice that the Warrants will expire 30 days from the date of providing such notice.

The Agents received a cash commission of $245,782 and 13,896 units comprising one common share and one share purchase warrant at $0.75 (for a total of 8% of the gross proceeds of the Offering). In addition, the Agents were granted 529,417 agent's warrants (the "Agent's Warrants") exercisable for a period of one year from the date of closing of the Offering. Each Agent's Warrant is exercisable into one (1) common share of the Issuer at $0.60 and will also be subject to early expiry conditions. In addition, the Agents were paid an administrative fee of $5,000, a Corporate Finance Fee of 50,000 units comprising one common share and one share purchase warrant at $0.60, and were reimbursed for all reasonable expenses related to the Offering. Other transaction costs are estimated at $75,000. All shares issued in connection with the offering are subject to a four month hold period.

The fair value of the agent's warrants of $38,337 was charged to share issue costs with an offsetting amount to contributed surplus. The fair value of the agent's warrants was determined using the Black Scholes model with the following assumptions; dividend yield of nil, expected volatility of 24%, risk-free rate of 4.32% and expected life of 1 year.

(Expressed in Canadian dollars)

3. Unaudited pro forma consolidated balance sheet – Cont'd

(b) For the purpose of these pro forma consolidated financial statements it is assumed that all common shareholders of Fort Garry elect to receive one common share of Russell for each common share of Fort Gary that they own, namely Russell will issue 4,976,698 common shares of Russell in exchange for 4,976,698 common shares of Fort Garry. The value assigned in these pro forma consolidated financial statements to the Russell common shares that are to be issued is based upon the closing price of Russell common shares on the date of the public announcement of the transaction of $0.66 per share.

(c) The cash payment of $922,243 to the current preferred shareholders of Fort Garry is for redemption of their 700,000 preferred shares at par value of $1.00 per share and $222,243 of dividends and retraction premium accrued as at March 31, 2007. The preferred shareholders will actually receive cash for the par value of their shares plus any accrued redemption premium and dividends calculated to the date of closing of the transaction. The additional dividend and retraction premium accrue at the per diem rate of $155.66 after March 31, 2007.

(d) The cash payment of $250,000 is estimated transaction costs.

(e) The acquisition has been accounted for using the purchase method with the Company identified as the acquirer and the business acquired to be recorded at estimated fair value. Management has received an independent valuator's preliminary report on the fair value of plant and equipment only (part of capital assets) that has resulted in a $302,159 write down of plant and equipment to fair value. This would result in the recognition of a future income tax asset, but as it is not more likely than not that the Company will realize this asset, a valuation allowance has been recorded to fully offset the amount. The final allocation for the purchase price will be based upon an independent valuation of the fair value of all of the assets and liabilities of Fort Garry assumed at the date of the acquisition, including the value of intangible assets, if any, associated with the Fort Garry brands and customer relationships.

Because the Company has not received an independent valuation of the fair value of all of the assets and liabilities of Fort Garry, management cannot assess the future income tax impact of the acquisition, and has accordingly not recognized any future tax assets or liabilities in the table below.

A summary of the preliminary proposed allocation of the consideration given to the net assets of Fort Garry is as follows:

	Cdn$
Net Book Value of net assets to be acquired (unless indicated):	
Cash and cash equivalents	$ 142,886
Receivables	344,416
Inventory	248,837
Prepaid expenses and deposits	26,129
	762,268
Capital assets (plant and equipment at fair value:$2,379,105)	2,634,388
	3,396,656
Unallocated Purchase Price	2,553,561
	5,950,217
Accounts payable and accrued liabilities	(406,119)
Current portion of long-term debt	(225,000)
Current portion of deferred lease payable	(14,414)
	5,304,684
Long-term debt	(825,000)
Deferred lease	(22,820)
	$4,456,864

(Expressed in Canadian dollars)

3. Unaudited pro forma consolidated balance sheet – Cont'd

Consideration given:	
Issuance of 4,976,698 common shares of Russell at $0.66 to Fort Garry's common shareholders	$3,284,621
Cash payment for redemption of preferred shares of Fort Garry's preferred shareholders	922,243
Estimated transaction costs	250,000
	$4,456,864

The net asset of Fort Garry consists of $6,929,251 share capital, $22,444 contributed surplus and $5,668,476 deficit, which is eliminated due to consolidation.

4. Unaudited pro forma consolidated statement of operations for the Company for the nine months ended March 31, 2007 and for the twelve months ended June 30, 2006

The pro forma consolidated statement of operations for the nine-month period ended March 31, 2007 and for the twelve months ended June 30, 2006, give pro forma effect to the assumptions as described in Note 3(a) through Note 3(f) above as if they had occurred on July 1, 2006, for purposes of the pro forma statement of operations for the nine-month period ended March 31, 2007, and July 1, 2005, for purposes of the pro forma statement of operations for the twelve months ended June 30, 2006.

(a) Fort Garry's amortization of capital assets has been recalculated using the revalued fair value of Fort Garry's plant and equipment assets and Russell's amortization policy, resulting in additional depreciation adjustment of $357,682 for the nine month period ended March 31, 2007 and $472,251 for the twelve month period ended June 30, 2006.

(b) Dividend and retraction premium of $43,070 for the nine months ended March 31, 2007 and $57,323 for the twelve months ended June 30, 2006 is eliminated.

(c) Interest income of $52,416 for the nine months ended March 31, 2007 and $58,075 for the twelve months ended June 30, 2006 is calculated assuming the funds from the private placement outlined in Note 3(a) are invested in 90 day Canadian Treasury bills at an average rates of 4.16% and 3.46% respectively.

5. Share capital:

(a) Common shares:

After giving effect to the pro forma assumptions in Note 3, the issued and fully paid share capital of Russell would be as follows:

	Number of shares	Cdn$
Balance, March 31, 2007	16,105,205	$3,171,400
Private placement (Note 3(a))	5,294,166	3,176,500
Agent fees paid in cash (Note 3(a))	-	(245,782)
Agent fees paid in shares (Note 3(a))	13,896	8,338
Share issue costs paid in cash (Note 3(a))	-	(80,000)
Corporate finance fee paid in shares (Note 3(a))	50,000	30,000
Share issue costs paid in shares (Note 3 (a))		(38,338)
Fair value of agents warrants		(38,337)
Acquisition of Fort Garry by way of the issuance of common shares (Note 3(b))	4,976,698	3,284,621
Pro forma balance, March 31, 2007	26,439,965	$9,268,402

(Expressed in Canadian dollars)

6. Earnings per share:

The calculation of pro forma basic earnings per share in the pro forma consolidated statements of operations for the nine-month period ended March 31, 2007 and for the twelve months ended June 30, 2006, is based on the weighted average number of common shares of Russell actually outstanding for the nine months ended March 31, 2007 and for the year ended June 30, 2006, plus the 5,358,062 shares of Russell issued in connection with the private placement and 4,976,698 shares of Russell to be issued to acquire the outstanding shares of Fort Garry, had the transactions described in Note 3 occurred on July 1, 2006, for purposes of the pro forma statement of operations for the nine months ended March 31, 2007, and on July 1, 2005, for purposes of the pro forma statement of operations for the twelve months ended June 30, 2006.

FORT GARRY BREWING COMPANY LTD. **Schedule 1**

STATEMENTS OF OPERATIONS

(Unaudited)

(Expressed in Canadian dollars)

	(a)	(b)	(c)	(d) =(b)-(a)+(c)
	Six Months Ended 30-Jun-06	Year Ended 31-Dec-06	Three Months Ended 31-Mar-07	**Nine Months Ended 31-Mar-07**
REVENUE				
Gross Sales	$1,481,740	$3,169,285	$ 701,580	**$2,389,125**
Less excise taxes and provincial mark-up	236,796	308,041	20,218	**91,463**
NET REVENUES	1,244,944	2,861,244	681,362	**2,297,662**
COST OF SALES	739,832	1,492,353	362,353	**1,114,874**
GROSS MARGIN	505,112	1,368,891	319,009	**1,182,788**
EXPENSES				
Selling, general and administrative	478,388	975,006	228,639	**725,257**
INCOME BEFORE THE UNDERNOTED	26,724	393,885	90,370	**457,531**
OTHER ITEMS				
Amortization	169,966	340,736	85,251	**256,021**
Dividends and retraction premium accrued on preferred shares	28,505	57,323	14,252	**43,070**
Interest on long term debt	52,250	110,206	19,422	**77,378**
Other income	(11,613)	(21,773)	-	**(10,160)**
	239,108	486,492	118,925	**366,309**
NET (INCOME) LOSS FOR THE PERIOD	212,384	92,607	28,555	**(91,222)**

FORT GARRY BREWING COMPANY LTD. **Schedule 2**

STATEMENTS OF OPERATIONS

(Unaudited)

(Expressed in Canadian dollars)

	(a)	(b)	(c)	(d) =(b)-(a)+(c)
	Six Months Ended 30-Jun-05	Year Ended 31-Dec-05	Six Months Ended 30-Jun-06	**Twelve Months Ended 30-Jun-06**
REVENUE				
Gross Sales	$1,434,577	$2,793,677	$1,481,740	**$2,840,840**
Less excise taxes and provincial mark-up	213,003	418,143	236,796	**441,936**
NET REVENUES	1,221,574	2,375,534	1,244,944	**2,398,904**
COST OF SALES	631,643	1,258,740	739,832	**1,366,929**
GROSS MARGIN	589,931	1,116,794	505,112	**1,031,975**
EXPENSES				
Selling, general and administrative	495,996	1,002,743	478,388	**985,135**
INCOME BEFORE THE UNDERNOTED	93,935	114,051	26,724	**46,840**
OTHER ITEMS				
Amortization	197,950	374,003	169,966	**346,019**
Dividends and retraction premium accrued on preferred shares	28,505	57,323	28,505	**57,323**
Interest on long term debt	53,614	113,782	52,250	**112,418**
Other income	(7,031)	(9,299)	(11,613)	**(13,881)**
	273,038	535,809	239,108	**501,879**
NET LOSS FOR THE PERIOD	179,103	421,758	212,384	**455,039**

SCHEDULE "D"

DISSENT PROVISIONS

SECTION 184 OF *THE CORPORATIONS ACT* (MANITOBA)

Right to dissent
184(1) Subject to sections 185 and 234, and any unanimous shareholder agreement, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under clause 185(10)(d) that affects the holder or if the corporation resolves

(a) to amend its articles under section 167 or 168 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; or

(b) to amend its articles under section 167 to add, change or remove any restriction upon the business or businesses that the corporation may carry on; or

(c) to amalgamate with another corporation, otherwise than under section 178; or

(d) to be continued under the laws of another jurisdiction under section 182; or

(e) to sell, lease or exchange all or substantially all its property under subsection 183(3); or

(f) to amend its articles under subsection 167(2) to convert the corporation from a corporation with share capital into a corporation without share capital; or

(g) to amend its articles under subsection 167(2) to convert the corporation from a corporation without share capital into a corporation with share capital, where the articles contain a provision that upon dissolution the remaining property is to be distributed among the members as provided in section 277; or

(h) if it is a corporation without share capital, to amend its articles under section 167 to prevent a distribution to the members on dissolution.

Further right to dissent
184(2) A holder of shares of any class or series of shares entitled to vote under section 170 may dissent if the corporation resolves to amend its articles in a manner described in that section.

Payment for shares
184(3) In addition to any other right he may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents or an order made under subsection 185(10) becomes effective, to be paid by the corporation the fair value of the shares held by him in respect to which he dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent
184(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection
184(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

Notice of resolution
184(6) The corporation shall, within 10 days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but the notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

Demand for payment
184(7) A dissenting shareholder shall, within 20 days after he receives a notice under subsection (6) or, if he does not receive the notice, within 20 days after he learns that the resolution has been adopted, send to the corporation a written notice containing

(a) his name and address;

(b) the number and class of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares.

Share Certificate
184(8) A dissenting shareholder shall, within 30 days after sending a notice under subsection (7), send the certificates representing the shares in respect of which he dissents to the corporation or its transfer agent.

Forfeiture
184(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate
184(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificate to the dissenting shareholder.

Suspension of rights
184(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this section except where

(a) the dissenting shareholder withdraws his notice before the corporation makes an offer under subsection (12);

(b) the corporation fails to make an offer in accordance with subsection (12) and the dissenting shareholder withdraws his notice; or

(c) the directors revoke a resolution to amend the articles under subsection 167(8) or 168(3), terminate an amalgamation agreement under subsection 177(6) or an application for continuance under subsection 182(6), or abandon a sale, lease or exchange under subsection 183(8);

and in the case his rights as a shareholder are reinstated as of the date he sent the notice referred to in subsection (7).

Offer to pay
184(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent the notice

(a) a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms
184(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment
184(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within 10 days after an offer made under subsection (12) has been accepted, but that offer lapses if the corporation does not receive an acceptance thereof within 30 days after the offer has been made.

Corporation application to court
184(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within 50 days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value of the shares of any dissenting shareholder.

Shareholder application to court
184(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

Venue
184(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs
184(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties
184(19) Upon an application under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

Powers of court
184(20) Upon an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers
184(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order
184(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

Interest
184(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies
184(24) If subsection (26) applies, the corporation shall, within 10 days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies
184(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving a notice under subsection (24) may

(a) withdraw his notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation
184(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

SCHEDULE "E"

FORT GARRY

AMALGAMATION RESOLUTION

BE IT RESOLVED, as a special resolution, THAT:

The amalgamation of Fort Garry Brewing Company Ltd. (the "**Corporation**") and a wholly owned subsidiary ("**Russell Subco**") of Russell Breweries Inc. ("**Russell**") under Section 175 of *The Corporations Act* (Manitoba) pursuant to the merger agreement dated as of July 25, 2007 between Russell, the Corporation, and Russell Subco attached to the management proxy circular of the Corporation dated September 10, 2007 (the "**Circular**"), be and is hereby authorized and approved.

Notwithstanding the passing of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, without further approval of the shareholders of the Corporation, may revoke this special resolution at any time prior to the completion of the Amalgamation (as defined in the Circular).

The Corporation take all necessary steps to delist the Corporation's shares from the TSX Venture Exchange effective upon completion of the Amalgamation.

Any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and instruments to take as such officer or director may determine to be necessary or advisable to complete and to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

SCHEDULE "F"

AMALGAMATION AGREEMENT

pertaining to the share capital of
the corporation resulting from the amalgamation of
Fort Garry Brewing Company Ltd. and 5506752 Manitoba Ltd.
(the "**Corporation**")

THIS AMALGAMATION AGREEMENT made as of the ___ day of ________, 2007

BETWEEN:

RUSSELL BREWERIES INC., a corporation incorporated under the laws of the Province of British Columbia

("**Russell**")

AND:

5506752 MANITOBA LTD., a corporation incorporated under the laws of the Province of Manitoba

("**Russell Subco**")

AND:

FORT GARRY BREWING COMPANY LTD., a corporation incorporated under the laws of the Province of Manitoba

("**Fort Garry**")

WHEREAS:

A. The authorized share capital of Russell consists of 400,000,000 common shares without par value of which 21,696,282 are issued and outstanding;

B. The authorized share capital of Russell Subco consists of an unlimited number of voting common shares of which 100 shares are issued and outstanding, an unlimited number of non-voting common shares none of which are issued and outstanding, an unlimited number of Class A preferred shares none of which are issued and outstanding, an unlimited number of Class B preferred shares none of which are issued and outstanding, an unlimited number of

Class C preferred shares none of which are issued and outstanding, and an unlimited number of Class D preferred shares none of which are issued and outstanding;

C. The authorized share capital of Fort Garry consists of an unlimited number of common shares without par value of which 4,976,698 shares are issued and outstanding, and an unlimited number of Class A preferred shares of which 700,000 shares are issued and outstanding;

D. Russell, Russell Subco and Fort Garry have entered into the Merger Agreement;

E. Russell Subco and Fort Garry, acting under the authority contained in the MCA, have agreed to amalgamate upon the terms and conditions hereinafter set out with effect from 12:05 A.M. (Winnipeg time) on the Effective Date;

F. The Amalgamation involves, *inter alia*, the issue of Russell Shares to Fort Garry Shareholders; and

G. It is desirable that the Amalgamation should be effected.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.0 INTERPRETATION

1.1 In this Agreement including the Recitals:

> "**Agreement**" means this agreement, its recitals and schedules, and any amendment made to this Agreement;
>
> "**Amalco Common Shares**" means the common shares in the share capital of the Amalgamated Corporation having the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation;
>
> "**Amalco Redeemable Preferred Shares**" means the Class A redeemable preferred shares in the share capital of the Amalgamated Corporation having the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation;
>
> "**Amalgamated Corporation**" means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

"**Amalgamating Corporation**" means each of Russell Subco and Fort Garry and "**Amalgamating Corporations**" means both of them;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations pursuant to the provisions of the MCA in the manner contemplated in and pursuant to this Agreement;

"**Articles of Amalgamation**" means the articles of amalgamation giving effect to the Amalgamation to be filed with the Director appointed under the MCA pursuant to this Agreement, in the form annexed hereto as Schedule "A";

"**Cash Only Consideration**" has the meaning set forth in Section 3.1(b);

"**Cash Only Consideration Election**" has the meaning set forth in section 2.1.5 of the Merger Agreement;

"**Certificate of Amalgamation**" means the certificate of amalgamation to be issued by the Director appointed under the MCA in respect of the Amalgamation;

"**Consideration Election and Transmittal Form**" means the Consideration Election and Transmittal Form pursuant to which a Fort Garry Shareholder can make the Cash Only Consideration Election, the Share and Cash Consideration Election or the Share Only Consideration Election in accordance with the terms of the Merger Agreement;

"**Depository**" means Computershare Trust Company of Canada, the registrar and transfer agent for the Russell Shares;

"**Dissenting Shareholder**" means any Fort Garry Shareholder who, in connection with the special resolution of Fort Garry Shareholders which approves and adopts this Agreement, has exercised the right to dissent pursuant to section 184 of the MCA in strict compliance with the provisions thereof and thereby becomes entitled to receive, if the Amalgamation is completed, the fair value of his or her Fort Garry Shares as determined by the Court;

"**Effective Date**" means the "**Effective Date**" as defined in the Merger Agreement;

"**Fort Garry Preferred Shares**" means the 700,000 issued and outstanding Class A preferred shares in the capital of Fort Garry of which 628,305 are held by ENSIS Growth Fund Inc. and 71,695 are held by ENSIS Investment Limited Partnership;

"**Fort Garry Shareholder**" means a registered holder of Fort Garry Shares, from time to time, and "**Fort Garry Shareholders**" means all of such holders;

"**Fort Garry Shares**" means the common shares in the share capital of Fort Garry issued and outstanding on the Effective Date.

"**Merger Agreement**" means the merger agreement dated [__________], 2007 among Russell, Russell Subco and Fort Garry;

"**MCA**" means the *The Corporations Act* (Manitoba), C.C.S.M. c. C225, as amended;

"**Russell Shares**" means the common shares in the share capital of Russell;

"**Russell Subco Common Shares**" means the 100 issued voting common shares in the share capital of Russell Subco held by Russell;

"**Share and Cash Consideration**" has the meaning set forth in Section 3.1(c);

"**Share and Cash Consideration Election**" has the meaning set forth in section 2.1.5 of the Merger Agreement;

"**Share Only Consideration**" has the meaning set forth in section 3.1(d); and

"**Share Only Consideration Election**" has the meaning set forth in section 2.1.5 of the Merger Agreement.

2.0 AGREEMENT TO AMALGAMATE

Each of the parties hereto hereby agrees to the Amalgamation such that the Amalgamating Corporations shall continue as one corporation under the MCA, on the terms and conditions set out in this Agreement.

3.0 AMALGAMATION EVENTS

3.1 Upon the Amalgamation on the Effective Date:

(a) Fort Garry and Russell Subco will amalgamate and continue as Amalgamated Corporation;

(b) each Fort Garry Share issued and outstanding immediately prior to the Effective Date held by a Fort Garry Shareholder (other than ENSIS, Russell Subco and any Dissenting Shareholders) who validly makes the Cash Only Consideration Election shall be converted into 40 Amalco Redeemable Preferred Shares, each of which is redeemable for cash at a price of $0.01 (the "**Cash Only Consideration**");

(c) each Fort Garry Share issued and outstanding immediately prior to the Effective Date held by a Fort Garry Shareholder (other than Russell Subco and any Dissenting Shareholders) who validly makes the Share and Cash Consideration Election shall be converted into 0.50 of a Russell Share and 20 Amalco Redeemable Preferred Shares, each of which is redeemable for a cash price of $0.01 (the "**Share and Cash Consideration**");

(d) each Fort Garry Share issued and outstanding immediately prior to the Effective Date held by a Fort Garry Shareholder (other than Russell Subco and any Dissenting Shareholders) who validly makes the Share Only Consideration Election, or who does not validly make the Cash Only Consideration Election or the Share and Cash Consideration Election, shall be exchanged for one Russell Share (the "**Share Only Consideration**");

(e) all 700,000 Fort Garry Preferred Share shall be converted into that number of Amalco Redeemable Preferred Shares, redeemable for cash at a price of $0.01 each, equal to 93,587,120 plus 15,662 for each day from and including July 1, 2007 to and including the Effective Date;

(f) each Fort Garry Share issued and outstanding immediately prior to the Effective Date held by Russell Subco shall be cancelled without any repayment of capital in respect thereof;

(g) each Russell Subco Common Share issued and outstanding immediately prior to the Effective Date shall be converted into one Amalco Common Share;

(h) each Dissenting Shareholder shall cease to have any rights as a Fort Garry Shareholder other than the right to be paid the fair value in respect of the Fort Garry Shares held by such Dissenting Shareholder in accordance with the MCA;

(i) as consideration for the issuance of the Russell Shares to effect the Amalgamation, Amalgamated Corporation will issue to Russell one Amalco Common Share for each Russell Share so issued;

(j) all of the property and assets of each of Russell Subco and Fort Garry will be the property and assets of the Amalgamated Corporation and the Amalgamated Corporation will be liable for all of the liabilities and obligations of each of Russell Subco and Fort Garry; and

(k) upon redemption of the Amalco Redeemable Preferred Shares issued to Fort Garry Shareholders pursuant to Sections 3.1(b) and (c), the Amalgamated Corporation will be a wholly owned subsidiary of Russell.

4.0 FORT GARRY SECURITIES REGISTER

On the Effective Date, the name of each Fort Garry Shareholder shall be removed from the securities register of Fort Garry, and until validly surrendered, the share certificates that, before the Effective Date, represented, issued and outstanding Fort Garry Shares and Fort Garry Preferred Shares held by such Fort Garry Shareholder will represent only the right to receive upon the surrender thereof, without interest, the applicable consideration (without interest) provided for in Sections 3.1(b), (c), (d) and (e) hereof or, in the case of a Dissenting Shareholder the right to receive fair value for the Fort Garry Shares held in accordance with the MCA.

5.0 DELIVERY OF SECURITIES FOLLOWING AMALGAMATION

As soon as practicable following the Effective Date, Russell shall cause the Depository to send to each Fort Garry Shareholder (other than Russell Subco and any Dissenting Shareholder) entitled to receive Russell Shares pursuant to Section 3.1(c) or 3(d) hereof, by ordinary first class mail, and provided that the Depository has received the certificates evidencing all Fort Garry Shares held by such Fort Garry Shareholder, certificates evidencing the Russell Shares to which such Fort Garry Shareholder shall have become entitled in accordance with Sections 3.1(c) and (d) hereof. On or before the Effective Date, Russell shall cause the Amalgamated Corporation to deliver to the Depository $0.01 cash in respect of each Amalco Redeemable Preferred Share to be issued to the Fort Garry Shareholders (other than Russell Subco and any Dissenting Shareholder) pursuant to Sections 3.1(b) and (c) hereof. No share certificates shall be issued in respect of the Amalco Redeemable Preferred Shares issued pursuant to the Amalgamation. From and after the Effective Date, the Amalco Redeemable Preferred Shares shall be evidenced by the share certificates representing the Fort Garry Shares and the Fort Garry Preferred Shares for which the Amalco Redeemable Preferred Shares have been issued.

6.0 FRACTIONAL SHARES

No fractional Russell Shares or Amalco Redeemable Preferred Shares will be issued or delivered in connection with the Amalgamation. If at the completion of the Amalgamation, the aggregate number of Russell Shares or Amalco Redeemable Preferred Shares to be issued or delivered to a Fort Garry Shareholder would result in a fraction of a share issuable or deliverable, the number of Russell Shares or Amalco Redeemable Preferred Shares, as the case may be, to be issued or delivered will be rounded up to the nearest whole number.

7.0 ARTICLES OF AMALGAMATION

The Articles of Amalgamation of the Amalgamated Corporation shall be in the form annexed hereto as Schedule "A".

8.0 NAME

The name of the Amalgamated Corporation shall be "Fort Garry Brewing Company Ltd.".

9.0 REGISTERED OFFICE

Until changed in accordance with the MCA, the registered office of the Amalgamated Corporation shall be situated in the Province of Manitoba.

10.0 STATED CAPITAL

The aggregate stated capital in respect of all Amalco Redeemable Preferred Shares issued on the Amalgamation shall be $0.01 multiplied by the number of Amalco Redeemable Preferred Shares so issued, and the aggregate stated capital of all Amalco Common Shares shall be the amount by which (i) the paid up capital (as defined in the *Income Tax Act* (Canada)) of the Fort Garry Shares (other than those held by Russell Subco that are cancelled pursuant to the Amalgamation and those held by Dissenting Shareholders) exceeds (ii) the aggregate stated capital of the Amalco Redeemable Preferred Shares.

11.0 NUMBER OF DIRECTORS

The board of directors of the Amalgamated Corporation shall consist of not less than one and not more than five directors, the exact number of which shall be determined by the directors from time to time.

12.0 INITIAL DIRECTORS

The first and sole director of the Amalgamated Corporation shall be the person whose name and residential address appears below:

Name	Address	Resident Canadian
Brian Harris	4691 West 8th Avenue Vancouver, BC, V6R 2A6	Yes

13.0 BY-LAWS

The by-laws of the Amalgamated Corporation shall be, to the extent not inconsistent with this Agreement, the by-laws of Russell Subco, unless and until repealed or amended.

14.0 FILING OF ARTICLES

Following the approval of this Agreement by the shareholders of the Amalgamating Corporations in accordance with the MCA and with the terms of the Merger Agreement, and subject to the satisfaction or waiver of all conditions precedent set forth in the Merger Agreement, Russell shall file the Articles of Amalgamation with the Director appointed under the MCA, as provided under the MCA.

15.0 TERMINATION

This Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation and following the termination of the Merger Agreement, without, except as provided in the Merger Agreement, any recourse by any party hereto or any of their shareholders (including but without limitation any Dissenting Shareholders) or other persons.

16.0 GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

17.0 COUNTERPARTS

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto.

RUSSELL BREWERIES INC.

Per: ______________________________
Brian Harris, CEO

5506752 MANITOBA LTD.

Per: ______________________________
Brian Harris, President

FORT GARRY BREWING COMPANY LTD.

Per: ______________________________
Gary N. Coopland,
Chairman of the Board



The Corporations Act
Loi sur les corporations
ARTICLES OF AMALGAMATION (share capital)
STATUTS DE FUSION (avec capital-actions)

1. Name of Amalgamated Corporation / Dénomination de la corporation de la fusion

   FORT GARY BREWING COMPANY LTD.

2. The address in full of the registered office (include postal code)
   Adresse complète du bureau enregistré (inclure le code postal)

   800 – 444 St. Mary Avenue
   Winnipeg, MB R3C 3T1

3. Number (or minimum and maximum number) of directors
   Nombre (ou nombre minimal et maximal) d'administrateurs

   Minimum – 1; Maximum - 5

4. Directors / Administrateurs

Name in full / Nom complet	Address in full / Adresse complète
BRIAN HARRIS	**4691 West 8th Avenue, Vancouver, BC V6R 2A6**

5. The classes and any maximum number of shares that the corporation is authorized to issue
   Catégories et tout nombre maximal d'actions que la corporation est autorisée à émettre

The Corporation is authorized to issue two classes of shares: Common Shares and Class A Redeemable Preferred Shares. The shares of each class may be issued in unlimited numbers for unlimited consideration.

FRDOCS_907027.1

6. The rights, privileges, restrictions and conditions attaching to the shares, if any
Droits, privilèges, restrictions et conditions dont les actions sont assorties, s'il y a lieu

As set forth in Schedule "A" annexed hereto.

7. Restrictions, if any, on share transfers / Restrictions au transfert des actions, s'il y a lieu

No share of the amalgamated Corporation shall be transferred without the consent of a majority of the Directors of the Corporation expressed by written instrument. For purposes of greater certainty, such restriction shall not apply to any redemption by the Corporation of its Class A Redeemable Preferred Shares.

8. Restrictions, if any, on business the corporation may carry on
Limites imposée quant à l'entreprise que la corporation peut exercer, s'il y a lieu

Nil.

9. Other provisions, if any /Autre dispositions, s'il y a lieu

As set forth in Schedule "B" annexed hereto.

10. The amalgamation agreement has been duly approved in accordance with section 177 of *The Corporations Act.*
~~or~~
~~The amalgamation has been duly approved in accordance with section 178 of *The Corporations Act.* These articles of amalgamation are the same as the articles of incorporation of (name the designated amalgamating corporation).~~

La convention de fusion a été dûment approuvée en conformité avec l'article 177 de a *Loi sur les corporations.*
ou
La fusion a été dûment approuvée en conformité avec l'article 178 de la *Loi sur les corporations.* Les présents statuts de fusion sont les mêmes que les statuts constitutifs de (nommer la corporation fusionnante désignée).

11. Name of the amalgamating corporation the by-laws of which are to be the by-laws of the amalgamated corporation
Dénomination de la corporation fusionnante dont les règlements doivent être les règlements de la corporation issue de la fusion.

5506752 MANITOBA LTD.

12. Names of Amalgamating Corporations Dénomination des corporations fusionnantes	Signature Signature	Office Held Poste	Date Date	Business Number Numéro d'entreprise
5506752 MANITOBA LTD.		**President**		**858094455MC0001**
FORT GARRY BREWING COMPANY LTD.				**137334686MC0001**

Instructions: The statutory declarations required by subsection 179(2) shall accompany these articles of amalgamation. It is not necessary to file the amalgamation agreement.

Directives: Les déclarations solennelles prévues au paragraphe 179(2) doivent accompagner les statuts de fusion. Il n'est pas nécessaire de déposer la convention de fusion.

FORM 11 / FORMULE 11

OFFICE USE ONLY / RÉSERVÉ À L'ADMINISTRATION

Corporation Number / N° de la corporation ____________

Business Number / Numéro d'entreprise: ____________

FRDOCS_907027.1

SCHEDULE A
TO ARTICLE 6 OF THE ARTICLES OF AMALGAMATION OF
FORT GARRY BREWING COMPANY LTD.
(the "**Corporation**")

The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Class A Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation shall be as follows:

Class A Redeemable Preferred Shares

1. Redemption

Subject to the requirements of *The Corporations Act* (Manitoba) (the "**MCA**"), the Corporation shall, as of **[time of day]** on the day of the amalgamation forming the Corporation and at the instance and in the discretion of the Corporation from time to time thereafter (the "**Time of Redemption**"), redeem all of the Class A Redeemable Preferred Shares in accordance with the following provisions of this section 1. Except as hereinafter provided or as otherwise determined by the Corporation, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Class A Redeemable Preferred Shares for redemption.

Class A Redeemable Preferred Shares, other than those redeemed as of **[time of day]** on the day of the amalgamation forming the Corporation, may be redeemed at any time and from time to time by one or more resolutions (a "**Redemption Resolution**") of the board of directors of the Corporation, whether made before or after the issuance or creation of the Class A Redeemable Preferred Shares to be redeemed, stating that the Class A Redeemable Preferred Shares set out in the Redemption Resolution shall be redeemed, and shall be deemed to have been redeemed for the Redemption Amount (as defined below) in the manner and at the time specified herein and in the Redemption Resolution.

At or before each Time of Redemption, the Corporation shall deliver or cause to be delivered to Computershare Trust Company of Canada (the "**Depositary**"), at its principal office in the City of Vancouver, Province of British Columbia, $0.01 cash (the "**Redemption Amount**") in respect of each Class A Redeemable Preferred Share to be redeemed. Delivery of the aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Corporation's obligation to deliver the aggregate Redemption Amount to the holders of Class A Redeemable Preferred Shares.

From and after the Time of Redemption, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Class A Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Vancouver, Province of British Columbia, of the certificate representing the common shares and preferred shares in the share capital of the Corporation's predecessor, Fort Garry Brewing Company Ltd., which were converted into Class A Redeemable Preferred Shares upon the amalgamation or such other documents as the Depositary may, in its discretion, consider acceptable, the total Redemption Amount payable and deliverable to such holders, respectively, and (ii) the former holders of Class A Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefor, provided that if satisfaction of the Redemption Amount for any Class A Redeemable Preferred Share is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. Under no circumstances will interest on the Redemption Amount be paid by the Corporation whether as a result of any delay in paying the Redemption Amount or otherwise.

From the Time of Redemption, each Class A Redeemable Preferred Share in respect of which deposit of the Redemption Amount is made shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Class A Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Amount has not been claimed in accordance with the provisions hereof within six years of the Time of Redemption, the Redemption Amount shall be forfeited to the Corporation.

2. Priority

The Common Shares shall rank junior to the Class A Redeemable Preferred Shares and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Class A Redeemable Preferred Shares.

3. Dividends

The holders of the Class A Redeemable Preferred Shares shall not be entitled to receive any dividends.

4. Voting Rights

Except as otherwise provided in the MCA, the holders of the Class A Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

5. Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Class A Redeemable Preferred Shares upon satisfaction of the Redemption Amount in respect of each Class A Redeemable Preferred Share, the holders of Class A Redeemable Preferred Shares shall be entitled to receive and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or any other class of shares ranking junior to the Class A Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Amount for each Class A Redeemable Preferred Share held by them respectively and no more. After payment to the holders of the Class A Redeemable Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Common Shares

6. Dividends

The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly available for the payment of dividends of such amounts and payable in such manner as the board of directors may from time to time determine.

7. Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings, except a meeting of holders of a particular class or series of shares other than the Common Shares who are entitled to vote separately as a class or series at such meeting.

8. Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such distribution in priority to or ratably with the holders of the Common Shares, be entitled to receive the remaining property and assets of the Corporation.

SCHEDULE "B"

to Article 9 of the Articles of Amalgamation of

FORT GARRY BREWING COMPANY LTD.

Other Provisions:

1. The number of Shareholders of the Corporation, exclusive of persons who are employed by the Corporation and exclusive of persons who, having been formerly employed by the Corporation, were, while so employed and have continued after the termination of that employment to be, Shareholders of the Corporation, is limited to not more than fifty (50), two (2) or more persons who are joint registered owners of one (1) or more shares being counted as one (1) Shareholder.

2. Any invitation to the public to subscribe for securities of the Corporation is prohibited.

SCHEDULE "G"

RUSSELL BREWERIES INC.

CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Company with respect to NI 58-101. The Company constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS
1.	**Board of Directors** (a) Disclose the identity of the directors who are independent.	The Board is comprised of five directors, two of the directors are independent and three are not independent. The Board considers that Tom Maroon and Richard Shier are independent directors.
	(b) Disclose the identity of the directors who are not independent, and describe the basis for that determination.	The Board considers that Andrew Harris, Brian Harris and John Morgan are not independent directors. Andrew Harris is not an independent director because of his position as President of the Company. Brian Harris is not an independent director because of his position as Chief Executive Officer of the Company. John Morgan is not an independent director because of his position as Executive Director and Chairman of the Board. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. Those directors who do not meet the meaning of independence as provided in NI 58-101 were deemed to not be independent directors.
2.	**Directorship** If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.	The following directors currently do not serve on the Board of any other reporting issuer(s) (or equivalent): Andrew Harris Brian Harris Tom Maroon John Morgan Richard Shier
3.	**Orientation and Continuing Education** Describe what steps, if any, the Board takes to orient new board members and describe what measures, if any, the Board takes to provide continuing education for directors.	Currently, the Board is responsible for providing an orientation and education program for new members of the Board.
4.	**Ethical Business Conduct** Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Board has not yet adopted guidelines or attempted to quantify or stipulate steps to encourage and promote a culture of ethical business conduct; but does promote ethical business conduct through the nomination of Board members it considers ethical and through avoiding and minimizing conflicts of interest.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS
5.	**Nomination of Directors** Describe what steps, if any, are taken to identify new candidates for Board nomination, including: (a) who identifies new candidates, and (b) the process of identifying new candidates.	The Board considers its size when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.
6.	**Compensation** Describe what steps, if any are taken to determine compensation for the directors and CEO, including: (a) who determines compensation; and (b) the process of determining compensation.	The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation. For more information regarding compensation paid to directors and executives, see pages 10 and 11 of this Management Proxy Circular.
7.	**Other Board Committees** If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any other standing committees.
8.	**Assessments** Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	Currently, the Board takes responsibility for monitoring and assessing the effectiveness of the Board and the performance of individual directors, its committees, including reviewing the Board's decision-making processes and quality and adequacy of information provided by management.

SCHEDULE "H"

RUSSELL BREWERIES INC.

AUDIT COMMITTEE CHARTER

A. OVERVIEW AND PURPOSE

The Audit Committee of Russell Breweries Inc. (the "**Company**") has been formed to enable the Board of Directors of the Company to perform its obligations with respect to compliance with applicable securities laws and the rules of the TSX Venture Exchange.

The Audit Committee is responsible to the Board of Directors of the Company. The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities with respect to:

(a) disclosure of financial and related information;

(b) the relationship with and expectations of the external auditors of the Company, including the establishment of the independence of the external auditors;

(c) the oversight of the Company's internal controls; and

(d) any other matters that the Audit Committee feels are important to its mandate or that the Board of Directors of the Company chooses to delegate to it.

The Audit Committee will approve, monitor, evaluate, advise or make recommendations in accordance with this Charter, with respect to the matters set out above.

B. ORGANIZATION

1. Size and Membership Criteria

The Audit Committee will consist of three or more Directors of the Company.

A majority of the members of the Audit Committee must be independent of management and free from any interest, business or other relationship, other than interests and relationships arising from holding common shares of the Company or other securities which are exchangeable into common shares of the Company, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

All members of the Audit Committee should be financially literate and be able to read and understand basic financial statements. At least one member of the Audit Committee must have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

2. Appointment and Vacancies

The members of the Audit Committee are appointed or reappointed by the Board of Directors following each annual meeting of the shareholders of the Company. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board of Directors of the Company or ceases to be a Director of the Company. Where a vacancy occurs at any time in the membership of the Audit Committee the Board of Directors of the Company may appoint a qualified individual to fill such vacancy and must appoint a qualified individual if the membership of the Audit Committee is less than three Directors as a result of any such vacancy.

C. MEETINGS

1. Frequency

The Audit Committee will meet at least four times per year on a quarterly basis, or more frequently as circumstances require. In addition, the Audit Committee may also meet at least once per year with management and the external auditors of the Company in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.

2. Chair

The Board of Directors of the Company or, in the event of its failure to do so, the members of the Audit Committee, will appoint a Chair from amongst their number. If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the Chair of the meeting will be chosen by the Audit Committee from among the members present.

The Audit Committee will also appoint a secretary who need not be a Director of the Company.

3. Time and Place of Meetings

The time and place of meetings of the Audit Committee and the procedure at such meetings will be determined from time to time by the members of the Audit Committee, provided that:

(a) a quorum for meetings of the Audit Committee will be two members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other, and

(b) notice of the time and place of every meeting will be given in writing or facsimile to each member of the Audit Committee, the internal auditors, the external auditors and the corporate secretary of the Company at least 24 hours prior to the time fixed for such meeting.

Any person entitled to notice of a meeting of the Audit Committee may waive such notice (and attendance at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).

A meeting of the Audit Committee may be called by the corporate secretary of the Company on the direction of the Chief Executive Officer of the Company, by any member of the Audit Committee or the external auditors. Notwithstanding the foregoing, the Audit Committee will at all times have the right to determine who will and will not be present at any part of the meeting of the Audit Committee.

4. Agenda

The Chairman will ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each of the external auditors and corporate secretary of the Company in advance of the meeting of the Audit Committee not later than three Business Days prior to each meeting.

5. Resources

The Audit Committee will have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee, and to set the pay and compensation for such consultants. The Audit Committee may request any officer or employee of the Company or its subsidiaries or the legal counsel to the Company or the external auditors of the Company to attend any meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

D. DUTIES AND RESPONSIBILITIES

The Board of Directors of the Company has delegated the following duties and responsibilities to the Audit Committee, and the Audit Committee shall have the sole authority and responsibility to carry out these duties and responsibilities.

1. Review and Reporting Procedures

The Audit Committee will make regular reports to the Board of Directors of the Company. The Audit Committee will review and re-assess the Audit Committee Charter on an annual basis and make recommendations for changes to this Charter. The Audit Committee will also periodically perform a self-assessment of its performance against its mandate.

2. Financial Reporting

The Audit Committee will review and discuss with management, the internal auditors (as applicable) and the external auditors of the Company the following financial statements and related information prior to filing or public dissemination:

(a) annual audited financial statements of the Company, including notes;

(b) interim financial statements of the Company;

(c) management discussion and analysis ("MD&A") relating to each of the annual audited financial statements and the interim financial statements of the Company;

(d) news releases and material change reports announcing annual or interim financial results or otherwise disclosing the financial performance of the Company, including the use of non-GAAP earnings measures;

(e) the annual report of the Company;

(f) all financial-related disclosure to be included in management proxy circulars of the Company in connection with meetings of shareholders; and

(g) all financial-related disclosure to be included in or incorporated by reference into any prospectus or other offering documents that may be prepared by the Company.

As part of this review process, the Audit Committee will meet with the external auditors without management present to receive input from the external auditors with respect to the acceptability and quality of the relevant financial information.

The Audit Committee will also review the following items in relation to the above listed documents:

(a) significant accounting and reporting issues or plans to change accounting practices or policies and the financial impact thereof;

(b) any significant or unusual transactions;

(c) significant management estimates and judgments; and

(d) monthly financial statements.

Following the review by the Audit Committee of the documents set out above, the Audit Committee will recommend to the Board of Directors that such documents be approved by the Board of Directors and filed with all applicable securities regulatory bodies and/or be sent to shareholders.

3. External Auditors

The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the external auditors of the Company (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing its audit report or performing other audit review or attest services. As a result, the Audit Committee will review and recommend the appointment of the external auditors and the remuneration of the external auditors.

The Audit Committee will review on an annual basis the performance of the external auditors of the Company. The Audit Committee will discuss with the external auditors any disclosed relationships or non-audit services that the external auditors propose to provide to the Company or any of its subsidiaries that may impact the objectivity and independence of the external auditors in order to satisfy itself of the independence of the external auditors.

In addition, the Audit Committee will review on an annual basis the scope and plan of the work to be done by the external auditors of the Company for the coming financial year.

Prior to the release of the annual financial statements of the Company, the Audit Committee will discuss certain matters required to be communicated to the Audit Committee by the external auditors in accordance with the standards established by the Canadian Institute of Chartered Accountants. The Committee will also consider the external auditors' judgment about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting.

4. Legal and Compliance

The Audit Committee is responsible for reviewing with management of the Company the following:

(a) any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company and its subsidiaries which would have a material current or future effect on the financial condition of the Company;

(b) major risk exposures facing the Company and the steps that management has taken to monitor, control and manage such exposures, including the Company's risk assessment and risk management guidelines and policies;

(c) any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and its subsidiaries and the manner in which these matters have been disclosed in the financial statements; and

(d) the quarterly and annual certificates of the Chief Executive Officer and the Chief Financial Officer of the Company certifying the Company's quarterly and annual financial filings in compliance with Multilateral Instrument 52-109 of the Canadian Securities Administrators.

5. Internal Controls

The Audit Committee is responsible for reviewing the adequacy of the Company's internal control structures and procedures designed to ensure compliance with applicable laws and regulations.

The Audit Committee is responsible for establishing procedures for the following:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees or consultants of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee will review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors. The Audit Committee will also review the letters from the external auditors of the Company outlining the material weaknesses in internal controls noted from their audit, including relevant drafts of such letters.

SCHEDULE "I"

FAIRNESS OPINION

See attached.

VALUATION REPORT
AND
RELATED FAIRNESS OPINION

FORT GARRY BREWING COMPANY
Winnipeg, Manitoba
&
RUSSELL BREWERIES INC.
Surrey, British Columbia

July 23, 2007

TABLE OF CONTENTS

Page

1.0 ASSIGNMENT & PROPOSED TRANSACTION 1
2.0 BACKGROUND OF THE COMPANIES 3
3.0 SCOPE OF THE REPORT 4
4.0 CONDITIONS OF THE REPORT 5
5.0 ASSUMPTIONS OF THE REPORT 7
6.0 DEFINITION OF FAIR MARKET VALUE 8
7.0 REVIEW OF FINANCIAL RESULTS – FORT GARRY 9
8.0 REVIEW OF FINANCIAL RESULTS – RUSSELL 10
9.0 VALUATION METHODOLOGIES 11
10.0 VALUATION OF FORT GARRY 14
11.0 VALUATION OF RUSSELL 16
12.0 FAIRNESS CONSIDERATIONS 18
13.0 CONCLUSION AS TO FAIRNESS 21
14.0 CERTIFICATION AND QUALIFICATIONS 22

1.0 ASSIGNMENT & PROPOSED TRANSACTION

1.1 Assignment

Evans & Evans, Inc. ("Evans & Evans" or the "authors of the Report") was engaged by the Independent Committee of the Board of Directors ("the Independent Committee") of Fort Garry Brewing Company (hereinafter referred to as "FGB" or "Fort Garry") of Winnipeg, Manitoba to prepare an independent Valuation Report and Related Fairness Opinion (the "Report") with respect to providing an independent opinion and assessments as to the fairness of the intended acquisition (refer to section 1.2) of 100% of the issued and outstanding common and preferred shares of Fort Garry by Russell Breweries Inc. ("RBI" or "Russell") of Surrey, British Columbia from a financial point of view, to the shareholders of Fort Garry as at June 30, 2007 ("Valuation Date).

Throughout the Report, Russell and Fort Garry are collectively referred to as "the Companies".

Fort Garry is a Manitoba brewer and distributor of beer and lager, primarily in Manitoba, whose shares are listed for trading on the TSX Venture Exchange (the "Exchange") under the symbol "FGA". .

Russell's shares were listed for trading on the Exchange under the symbol "RB" on October 23, 2006. Russell has one wholly-owned subsidiary, Russell Brewing Company, which produces premium draught beer for pubs and eateries throughout British Columbia.

Given the above, Evans & Evans was requested to prepare a formal valuation of all of the issued and outstanding shares of Fort Garry and all of the issued and outstanding shares of Russell as at the Valuation Date, three months from the date for which the most recent financial information was available on the Companies and the date closest to the date of the agreement between Fort Garry and Russell for which financial information was available.

Evans & Evans' Report is to provide the Independent Committee of Fort Garry independent information, analysis and an opinion that provides specific evidence as to the fairness of the Proposed Transaction at the Valuation Date to the shareholders of Fort Garry. The Report is prepared for the directors and shareholders of Fort Garry and may also be submitted to the Exchange and appropriate court bodies.

In connection with the Proposed Transaction cited above, the Independent Committee of Fort Garry conducted their own review of the Proposed Transaction. The Independent Committee has requested Evans & Evans' opinion to provide an independent verification of the fairness of the Proposed Transaction.

As Evans & Evans will be relying extensively on information, materials and representations provided to us by the Companies' management and associated representatives, the authors of the Report will require that management of Fort Garry confirm to Evans & Evans in writing that it has reviewed the Report in detail and that the information and management's representations contained in the Report are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report.

Evans & Evans, its staff and associates, do not assume any responsibility or liability for losses incurred by Fort Garry, Russell and their management and shareholders or any other parties as a result of the circulation, publication, reproduction, or use of the Report, or any excerpts thereto contrary to the provisions of this section of the Report.

Evans & Evans also reserves the right to review all calculations included or referred to in the Report and, if Evans & Evans considers it necessary, to revise the Report in light of any information existing at the Valuation Date which becomes known to Evans & Evans after the date of the Report.

For the purpose of this Report, the Valuation Date is June 30, 2007. Unless otherwise indicated, all monetary amounts are stated in Canadian dollars (C$).

1.2 Proposed Transaction

On May 28, 2007 the Companies entered into a letter of intent (the "LOI") which outlined the key terms of the proposed acquisition of Fort Garry by Russell (the "Proposed Transaction"). The key terms of the Proposed Transaction are outlined below:

- Russell will purchase of all outstanding common shares and preferred shares of Fort Garry.
- Common shareholders of Fort Garry will have the option to receive for each Fort Garry common share, either;
  - (a) one common share of Russell; or
  - (b) one half of one common share of Russell plus $0.20 cash; or
  - (c) $0.40 cash.
- The preferred shareholders of Fort Garry will be offered cash for the par value of their shares plus any accrued redemption premium and dividends.

2.0 BACKGROUND OF THE COMPANIES

2.1 Fort Garry Brewing Company

Fort Garry is a Manitoba-based brewer and distributor of premium quality beers including Fort Garry Dark Ale, Fort Garry Pale Ale, Fort Garry Premium Light, Two Rivers Red and Stone Cold. Albino Rhino is produced for Earl's Restaurant chain and River Dog for the Branigan's Restaurant chain in Manitoba. Fort Garry's beers are sold in bottles, cans, plastic and kegs.

FGB, which was founded by the late Richard Hoeschen in 1992 and commenced operations in 1994, was the first of a small number of micro-breweries to be established in Manitoba in the mid to late 1990s following the departure of the national brewers from the Province of Manitoba. In May of 2003, Fort Garry amalgamated with Two Rivers Brewing Co. Ltd., another Manitoba-based microbrewery.

After a decline in revenues in 2005, Fort Garry entered the value priced beer market in 2006. Also in 2006, the provincial and federal government reduced taxes on small brewers. The two events combined for improved results in 2006 and the first three months of 2007.

2.2 Russell Breweries Inc.

Russell, through its wholly-owned subsidiary Russell Brewing Company, produces premium beer in British Columbia. Russell's products include: Russell Cream Ale, Russell Pale Ale, Russell Honey Blonde Ale, Russell Extra Special Lager plus two seasonal brews, Russell Lemon Ale and Russell Porter.

Russell was incorporated under the British Columbia Company Act on March 23, 2000, as new Market Ventures Inc. and was originally formed with the intent that it would be a capital pool company pursuant to the policies of the Exchange. Russell filed a prospectus with the British Columbia Securities Commission however failed to complete the offering there under and failed to complete its application to have its securities listed on the Exchange as a capital pool company. On January 4, 2004, Russell entered the microbrewery industry with the acquisition of 100% of the issued and outstanding share capital of Russell Brewing Company Ltd., a Vancouver-based microbrewery. During fiscal 2005, the cease trade order that was imposed on the company in 2003 was lifted and Russell was reactivated as a fully reporting public company in compliance and shortly thereafter commenced trading on the CNQ Stock Exchange. In conjunction with this, the Company changed its name from New Market Ventures Inc. to Russell Breweries Inc and completed a share split such that every one issued common share prior to split was exchanged into four post-split common shares.

3.0 SCOPE OF THE REPORT

In arriving at the assessment and conclusion as to the fair market value of the Companies as at the Valuation Date and the conclusions as to fairness, Evans & Evans have relied on the following documents and information:

Fort Garry Documents

- Conducted a site visit to the FGB facilities in Winnipeg, Manitoba in July of 2007. Also conducted interviews with the CEO of the Company, Doug Saville.
- Reviewed the Management Discussion and Analysis disclosures of FGB for the 12 months preceding the Valuation Date.
- Reviewed FGB's financial statements for the years ended December 31, 2003 – 2004 as audited by KPMG, LLC Chartered Accountants of Winnipeg, Manitoba.
- Reviewed FGB's financial statements for the years ended December 31, 2005 – 2006 as audited by Meyers, Norris Penny, LLP Chartered Accountants of Winnipeg, Manitoba.
- Reviewed FGB's financial statements for the three months ended March 31, 2007 as prepared by management.
- Reviewed Fort Garry's press releases for the 12 months preceding the Valuation Date.
- Reviewed the trading price and volume of Fort Garry's shares on the Exchange for the period March 7, 2006 to the Valuation Date.
- Reviewed Fort Garry's monthly budget for the year ended December 31, 2007.

Russell Documents

- Interviewed Mr. John Morgan, Chairman of Russell and Mr. Hugh Notman, Advisor to Russell. Evans & Evans did not conduct a site visit to the offices of Russell and have instead relied upon representations of management of Fort Garry as to the status of the operations.
- Reviewed a corporate PowerPoint presentation on Russell.

- Reviewed the financial statements for Russell for the years ended June 30, 2003 - 2006 as audited by Lancaster & David, Chartered Accountants of Vancouver, British Columbia.

- Reviewed the financial statements for Russell for the nine months ended March 31, 2007 as prepared by management.

- Reviewed Russell's press releases for the 12 months preceding the Valuation Date.

- Reviewed the trading price and volume of Russell's shares on the Exchange for the period October 23, 2006 to the Valuation Date.

- Reviewed the Information Circular for the Extraordinary General Meeting Of Shareholders for Russell as set for August 10, 2007 and dated July 13, 2007.

General Information

- Reviewed information on the Companies' markets from sources including the Brewers Association of Canada, Euromonitor, Datamonitor, and Statistics Canada.

- Reviewed the projections for Russell post-Proposed Transaction.

- Reviewed Equity Research Reports on Brick Brewing Co. Limited as prepared by Raymond James and dated March 14, 2005 and September 8, 2006.

- Reviewed the Datamonitor "Beer in Canada" Industry Profile dated October 2005.

- Reviewed financial data and stock market trading data on the following companies whose shares are listed for trading on North American stock exchanges: The Boston Beer Company, Inc., Anheuser-Busch, Inc., Molson Coors Brewing Company, Constellation Brands, Inc., Big Rock Brewery Income Trust, Brick Brewing Co. Limited, Redhook Ale Brewery, Inc. and Pyramid Breweries Inc.

4.0 CONDITIONS OF THE REPORT

- The Report may not be issued to anyone, nor relied upon by any party beyond the Exchange and/or Fort Garry, nor can it be issued to any U.S. stock exchange and/or regulatory authority beyond the Exchange. The Report may be referenced and/or including in Fort Garry's information circular and may be submitted to the Fort Garry shareholders.

- The Report may not be issued and/or used to support and type of value with any other third parties, legal authorities, nor other foreign stock exchanges, or other regulatory authorities, nor the Canada Revenue Agency nor the Internal Revenue Service. Such use is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter (other than relating to the approval of the Proposed Transaction).

- Any use beyond that defined above is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.
- Evans & Evans did rely only on the information, materials and representations provided to it by the Companies. Evans & Evans did apply generally accepted valuation principles to the financial information it did receive from the Companies.
- We have assumed that the information which is contained in the Report, is 100% accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report that the Companies are aware of. Evans & Evans did not attempt to verify the accuracy or completeness of the data and information available. The conclusion hence does not represent our unqualified assessment. In order to provide an unqualified assessment and/or an opinion, Evans & Evans would have undertaken considerable more research, analysis and independent due diligence, which will be outlined in the Report.
- The Report, and more specifically the assessments and views contained therein, is meant as independent review of the Companies as at June 30, 2007 respecting the scope restrictions outlined above. The authors of the Report make no representations, conclusions, or assessments, expressed or implied, regarding the Companies or events after the date of the management-prepared financial statements. The information/assessments contained in the Report pertain only to the conditions prevailing at the time the Report was completed between July 5, 2007 and the date of the Report.
- Should the assumptions used in the Report be found to be incorrect, then the valuation and fairness conclusion may be rendered invalid and would likely have to be reviewed in light of correct and/or additional information.
- Evans & Evans denies any responsibility, financial or legal or other, for any use and/or improper use of the Report however occasioned.
- Evans & Evans's assessments and conclusion is based on the information that has been made available to it. Evans & Evans reserves the right to review all information and calculations included or referred to in the Report and, if it considers it necessary, to revise part and/or its entire Report in light of any information which becomes known to Evans & Evans during or after the date of this Report.
- This analysis and Report does not constitute in any manner a tax opinion and may not now, or in the future, be used for that purpose.

- Evans & Evans as well as all of its principals, partner, staff or associates' total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in beech of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its principals, partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Report. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Report.

5.0 ASSUMPTIONS OF THE REPORT

The authors of the Report have made the following assumptions in completing the Report:

(1) As at the Valuation Date all assets and liabilities of the Companies have been recorded in its accounts and financial statements and follow Canadian GAAP.

(2) An audit of the Companies' management-prepared financial statements for the periods ended March 31, 2007 would not result in any material changes to the financial statements provided to the authors of the Report.

(3) There were no material changes in the financial position of the Companies between March 31, 2007 and June 30, 2007 unless noted in the Report.

(4) The book value of the Companies' assets at the Valuation Date equaled their fair market value unless otherwise noted.

(5) Key management of Russell and Fort Garry, namely Mr. Brian Harris, Mr. John Morgan and Mr. Doug Saville, remain employed with Russell for a period of not less than two years following the completion of the Proposed Transaction.

(6) All warrants and options "in-the-money" based on the trading price of the Companies as at the Valuation Date are assumed to be exercised at the close of the Proposed Transaction. Such an assumption was deemed appropriate by the authors of the Report in order to provide Fort Garry shareholders with a clear understanding of their potential shareholding in Russell post-Proposed Transaction on a fully-diluted basis.

(7) All conditions precedent to the closing of the Proposed Transaction will be satisfied in due course.

(8) Representations made by FGB and RBI as to the number of shares outstanding pre-Proposed Transaction and Post-Proposed Transaction are accurate.

(9) The Companies and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than

in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Report that would affect the evaluation or comment.

Evans & Evans reserves the right to review all information and calculations included or referred to in this Report and, if it considers it necessary, to revise its views in the light of any information which becomes known to it during or after the date of this Report.

6.0 DEFINITION OF FAIR MARKET VALUE

In this Report, fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arms' length and under no compulsion to act, expressed in terms of cash.

With respect to the market for the shares of a company viewed "en bloc" there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it. In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser. Based on the authors of the Report's experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor.

In this engagement Evans & Evans was not able to expose the Companies for sale in the open market and were therefore unable to determine the existence of any special interest purchasers who might be prepared to pay a price equal or greater than the fair market value (assuming the existence of special interest purchasers) outlined in the Report. As noted above, special interest purchasers might be prepared to pay a price higher than fair market value for the synergies noted above.

The shares of the Companies have been valued *en bloc*.

7.0 REVIEW OF FINANCIAL RESULTS – FORT GARRY

7.1 Historical Financial Results

The authors of the Report reviewed:

(1) Fort Garry's management-prepared financial statements for the three months ended March 31, 2007; and,

(2) Fort Garry's audited financial statements for the years ended December 31, 2003 - 2006.

Evans & Evans has common-sized the results to indicate trends in Schedule 1.0 – Fort Garry Historical Financial Statements.

7.2 Financial Plan

Evans & Evans did review Fort Garry's budget for 2007 as outlined in Schedule 2.0 – Fort Garry Budget. Management of FGB noted to the authors of the Report that longer-term financial projections are not prepared given the nature of the business (subject to cyclicality and fluctuation in demand/ prices).

7.3 Tangible Asset Backing

In determining the underlying book value of the common shares of Fort Garry (pre-Proposed Transaction), it is useful to view the adjusted tangible asset backing ("TAB") of Fort Garry as at the Valuation Date.

The value of a firm's tangible assets affects a purchaser's analysis of the risk inherent in investing in that firm. Tangible asset backing is defined as the aggregate fair market value of all tangible and identifiable intangible assets of a business, where the latter have values that can be separately determined under a going-concern assumption, minus all liabilities. Valuation theory holds that tangible asset backing is relevant, given the higher TAB, generally the higher the value of a firm. This TAB calculation work is outlined in Schedule 3.0 – Fort Garry Tangible Asset Backing.

The authors of the Report have reviewed the March 31, 2007 balance sheet of Fort Garry and have made certain adjustments in order to determine the net adjusted tangible asset backing as at the Valuation Date. In doing so, it was determined that the net adjusted TAB of Fort Garry (after noted adjustments) is approximately $3,100,000.

The TAB calculation work is outlined in Schedule 3.0 – Fort Garry Tangible Asset Backing. In calculating the TAB of Fort Garry, a significant leverage adjustment was made, as outlined in the following section.

7.4 Redundant Assets

Redundancies, or Redundant Assets, are defined as those assets, which are not required in the day-to-day operation of a business, and accordingly can be liquidated or put to some alternative use without risk to the business. The fair market value of a corporation's redundant assets increases the fair market value of its shares otherwise determined under an Income Approach. Alternatively, a company's capital structure may be over-levered when compared to industry norms. The degree of over-leverage is considered a negative redundancy and must be adjusted for in determining the company's fair market value.

Overall, in determining the fair market of a company Evans & Evans must first adjust the balance sheet of a firm at the Valuation Date in order that the firm's financial ratios are in-line with industry norms. In reviewing Fort Garry's financial position as at the Valuation Date, Evans & Evans is of the view that Fort Garry was over-levered, i.e., had too much debt. Accordingly, a leverage adjustment of $1.7 million would be required when utilizing an Income Approach. Refer to Schedule 4.0 – Fort Garry Leverage Analysis.

8.0 REVIEW OF FINANCIAL RESULTS – RUSSELL

8.1 Historical Financial Statements

The authors of the Report reviewed the:

(1) Management-prepared income statements for Russell for the nine months ended March 31, 2007; and,

(2) Audited financial statements of Russell for the years ended June 30, 2003 - 2006.

The above-noted financial statements have been common-sized and summarized in Schedule 5.0 – Russell Historical Financial Statements.

8.2 Financial Projections

Evans & Evans requested, but management of Russell was unable to provide Evans & Evans financial projections for Russell on an independent basis. Russell management noted to Evans & Evans that RBI had prepared its forecasts based on acquisition assumptions as such acquisitions are a critical part of Russell's planned growth.

8.3 Tangible Asset Backing

In determining the underlying book value of the common shares of Russell (pre-Proposed Transaction), it is useful to view the TAB of Russell as at the Valuation Date. This TAB calculation work is outlined in Schedule 6.0 – Russell Tangible Asset Backing.

The authors of the Report have reviewed the March 31, 2007 balance sheet of Russell and have made certain adjustments to Russell's balance sheet in order to determine the net adjusted TAB as at the Valuation Date. In doing so, it was determined that the tangible asset backing of Russell (after noted adjustments) is approximately $1,800,000. In calculating the TAB of Russell, a leverage adjustment was made, as outlined in the following section.

8.4 Redundant Assets

Schedule 7.0- Russell Leverage Analysis assesses whether there are any redundancies or redundant assets in Russell. In reviewing Russell's financial position as at the Valuation Date, Evans & Evans is of the view that Russell was over-levered, i.e., had too much debt. Accordingly, a leverage adjustment of $370,000 would be required when utilizing an Income Approach.

9.0 VALUATION METHODOLOGIES

9.1 Going Concern versus Liquidation Value

The first stage in determining which approach to utilize in valuing a company is to determine whether the company is a going concern or whether it should be valued based on a liquidation assumption. A business is deemed to be a going concern if it is both conducting operations at a given date and has every reasonable expectation of doing so for the foreseeable future after that date. If a company is deemed to not be a going concern, it is valued based on a liquidation assumption.

9.2 Overview

In valuing an asset and/or a business, there is no single or specific mathematical formula. The particular approach and the factors to consider will vary in each case. Where there is evidence of open market transactions having occurred involving the shares, or operating assets, of a business interest, those transactions may often form the basis for establishing the value of the company. In the absence of open market transactions, the three basic, generally-accepted approaches for valuing a business interest are:

(a) The Income / Cash Flow Approach;

(b) The Market Approach; and

(c) The Cost or Asset-Based Approach.

A summary of these generally-accepted valuation approaches is provided below.

The Income/Cash Flow Approach is a general way of determining a value indication of a business (or its underlying assets), using one or more methods wherein a value is determined by capitalizing or discounting anticipated future benefits. This approach contemplates the continuation of the operations, as if the business is a "going concern".

The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods applied under this approach include, as appropriate: (a) the "Guideline Public Company Method", (b) the "Merger and Acquisition Method"; and (c) analyses of prior transactions of ownership interests in the subject entity.

The Cost Approach is based upon the economic principle of substitution. This basic economic principle asserts that an informed, prudent purchaser will pay no more for an asset than the cost to obtain an opportunity of equal utility (that is, either purchase or construct a similar asset). From an economic perspective, a purchaser will consider the costs that they will avoid and use this as a basis for value. The Cost Approach typically includes a comprehensive and all- inclusive definition of the cost to recreate an asset. Typically the definition of cost includes the direct material, labor and overhead costs, indirect administrative costs, and all forms of obsolescence applicable to the asset.

The Asset-Based Approach is adopted where either: (a) liquidation is contemplated because the business is not viable as an ongoing operation; (b) the nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g., vacant land, a portfolio of real estate, marketable securities, or investment holding company, etc.); or (c) there are no indicated earnings/cash flows to be capitalized. If consideration of all relevant facts establishes that the Asset-Based Approach is applicable, the method to be employed will be either a going-concern scenario ("Adjusted Net Asset Method") or a liquidation scenario (on either a forced or an orderly basis), depending on the facts.

Lastly, a combination of the above approaches may be necessary to consider the various elements that are often found within specialized companies and/or are associated with various forms of intellectual property.

9.3 Fort Garry Valuation Approach

With respect to Fort Garry, Evans & Evans believed it was appropriate to value FGB on a going concern basis. The reason for this is: (1) Fort Garry has been in operation for a number of years and has recently returned to profitability; (2) the extended history and nature of the business indicates that commercial goodwill has developed within FGB that extends beyond any personal goodwill; (3) the business is generating a reasonable return on its assets; and, (4) the going concern approach yields a higher value than a liquidation approach.

Given the nature and status of Fort Garry at the Valuation Date as well as the approaches of valuation outlined above, it is the view of the authors of the Report that that the most appropriate method in determining the range of the fair market value of Fort Garry at the Valuation Date was an Income Approach and a Market Approach based on a going concern assumption for Fort Garry. Specifically, Evans & Evans used a Capitalization of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") Method and a Trading Price Method.

The reader should note that Evans & Evans also attempted to use a variety of other valuation approaches. In this regard, Evans & Evans considered the following approaches, but were unable to use any of them:

(a) Cost Approach. The Cost Approach is generally appropriate under certain circumstances where an asset is still under development, there is no history of generating cash flows, and future cash flows are so uncertain as to be speculative. A weakness of the Cost Approach is that the cost of the opportunity may bear little relationship to the economic benefits that a purchaser might anticipate to derive from such opportunity upon commercial exploitation of the asset. In the case of Fort Garry, given FGB has revenues and earnings, the Cost Approach was deemed inappropriate.

(b) Asset-Based Approach. The Asset-Based Approach is generally utilized where either: (i) the company is not deemed to be a going concern; (ii) the nature of the business is such that asset values represent the largest portion of the company's worth (e.g., real estate holding companies); and, (iii) there are no earnings or cash flow to be capitalized. In the case of Fort Garry and the existence of commercial goodwill, the Asset-Based Approach was deemed inappropriate.

9.4 Russell Valuation Approach

With respect to Russell, Evans & Evans believed it was appropriate to value RBI on a going concern basis. The reason for this is: (1) Russell has been in operation for a number of years and actions taken by management suggest that while profitability has not yet been achieved Russell positive cash flows will be generated in the short-term; (2) the history and nature of the business indicates that commercial goodwill has developed within Russell that extends beyond any personal goodwill; (3) the business is generating a reasonable return on its assets; and, (4) the going concern approach yields a higher value than a liquidation approach.

Given the nature and status of Russell at the Valuation Date as well as the approaches of valuation outlined above, it is the view of the authors of the Report that that the most appropriate method in determining the range of the fair market value of Russell at the Valuation Date was a weighted approach giving consideration to two separate Market Approaches. Specifically, Evans & Evans weighted the Historical Transaction Method and the Trading Price Method in arriving at the fair market value of Russell.

The reader should note that Evans & Evans also attempted to use a variety of other valuation approaches. In this regard, Evans & Evans considered the following approaches, but were unable to use any of them:

(a) Income Approach. As Russell is not yet at the stage where it is generating positive earnings or cash flow, an Income Approach based on historical results could not be utilized. Further, as Russell's go-forward projections are based fundamentally on acquisitions and a stand-alone set of financial projections was not available, the Income Approach was not able to be utilized.

(b) Cost Approach. The Cost Approach is generally appropriate under certain circumstances where an asset is still under development, there is no history of generating cash flows, and future cash flows are so uncertain as to be speculative. A weakness of the Cost Approach is that the cost of the opportunity may bear little relationship to the economic benefits that a purchaser might anticipate to derive from such opportunity upon commercial exploitation of the asset. In the case of Russell, given the revenues generated and the recent investments in RBI, the Cost Approach was deemed inappropriate.

(c) Asset-Based Approach. The Asset-Based Approach is generally utilized where either: (i) the company is not deemed to be a going concern; (ii) the nature of the business is such that asset values represent the largest portion of the company's worth (e.g., real estate holding companies); and, (iii) there are no earnings or cash flow to be capitalized. In the case of Russell given the investments in the Company which implied a value above its net assets, the Asset-Based Approach was deemed inappropriate.

10.0 VALUATION OF FORT GARRY

10.1 Income Approach – Capitalized EBITDA Method

In undertaking Capitalized EBITDA Method, it is first necessary to determine the EBITDA Fort Garry is capable of generating, i.e., the sustainable level of EBITDA which a notional purchaser of Fort Garry would realize in the future. By weighting the actual operating EBITDA for fiscal years 2005 and 2006 and budgeted 2007 by 2, 4 and 4 respectively for the low end and 0, 6 and 4 respectively for the high end. Evans & Evans arrived at a maintainable EBITDA in the range of $380,000 to $450,000.

Once the level of maintainable EBITDA has been determined, the next step is to select an appropriate capitalization rate that can be used to convert the range of EBITDA into value. In selecting an appropriate capitalization rate to apply to Fort Garry's indicated future EBITDA Evans & Evans considered the influence of both internal and external factors on business risk as will be outlined in the Report as well as discussions with industry participants with respect to "rules of thumb" in the industry. The authors of the Report's assessment of the risk associated with Fort Garry has resulted in the application of a multiple of 8.0 times to 9.0 times (or capitalization rates of 11.11% to 12.5%) to the range of indicated EBITDA. This resulted in an enterprise value in the range of $3,400,000 to $3,600,000.

The last step is to deduct the fair market value of the interest bearing debt of $1,050,000 to arrive at the fair market value of the equity of $2.4 million to $2.6 million.

Upon arriving at the fair market value of 100% of the issued and outstanding shares (i.e., the equity) it was necessary to determine the fair market value of the common shares by deducting the redemption value of the preferred shares plus the accrued dividends owing. *The fair market value of the common shares was determined to be $1,500,000 to $1,700,000.*

The above noted calculations are contained in Schedule 8.0 – Fort Garry Capitalized EBITDA Method.

10.2 Market Approach – Trading Price Method

In arriving at the fair market value of the Fort Garry common shares under the Trading Price Method, Evans & Evans considered a weighting of the implied value based on the average trading price of FGB over the 30 days preceding the Valuation Date and the 90 days preceding the Valuation Date. A weighted approach was considered appropriate as both the trading volume and trading price substantially increased following the announcement of the Proposed Transaction.

Given the Fort Garry shares have not historically traded in significant volumes, the authors of the Report deemed it necessary to examine the trading history of Fort Garry to determine the actual ability of shareholders to realize the implied value of their shares (i.e., sell). In examining the trading volumes of Fort Garry over the last six months it is apparent that daily trading volumes are relatively low (on average less than 10,000 shares per day). This indicates that large numbers of shareholders actual ability to realize their shares current trading price is highly unlikely. This provides supporting evidence that trading price is not indicative of fair market value of Fort Garry. The thinness of trading over the previous 6 months of operations also suggests that any indication of fair market value from a market capitalization perspective is unlikely. Further, large blocks of shares are generally traded at a "blockage discount" to the market value. In the context of a public market, blockage discount is defined as the decrease in stock market trading price created by the forces of supply and demand when a block of shares larger than normal trading lots is exposed for sale at one time. However, Evans & Evans did deem it important to consider the trading price of Fort Garry given the increase in trading volumes since the announcement of the Proposed Transaction.

Under the Trading Price Method, *Evans & Evans found that the value of the Fort Garry common shares was in the range of $1.9 million.*

The reader is advised to refer to Schedule 9.0 – Fort Garry Trading Price Method.

10.3 Valuation Conclusion

The ***fair market value of the common shares of Fort Garry was determined to be in the range of $1.6 million to $1.9 million***. The low end of the range was the mid-point of the fair market value as determined using the Capitalized EBITDA Method. The high end of the range was the Trading Price Method.

11.0 VALUATION OF RUSSELL

11.1 Market Approach – Trading Price Method

In arriving at the fair market value of Russell under the Trading Price Method, Evans & Evans considered the average trading price of Russell over the 10 days and 90 days preceding the Valuation Date.

Evans & Evans used this method as one of its valuation methods for Russell as at the Valuation Date RBI's shares are listed for trading on the Exchange. In doing this, *Evans & Evans found that the value of Russell was in the range of $9.6 million to $9.9 million.*

The reader is advised to refer to Schedule 10.0 – Russell Trading Price Method.

11.2 Market Approach – Historical Transaction Method

Evans & Evans also reviewed the implied value for the shares of Russell based upon recent financings completed by Russell.

On October 17, 2006, Russell announced the completion of a brokered private placement of 5,000,000 units at a purchase price of $0.30 per unit for gross proceeds to Russell of $1,500,000. Each unit consisted of one common share of Russell and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share of Russell at any time over a period of two years from the date of closing of the private placement at an exercise price of $0.50. In total the shares issued in the financing represented 31% of the issued and outstanding shares of Russell at that time and implied a value for Russell of $4.8 million.

Units Issued	5,000,000
Price Per Unit	$0.30
Gross Proceeds	$1,500,000

Common Shares Outstanding Post Financing	16,105,205
Percentage of Russell Issued in Financing	31.0%
Implied Value, say	$4,800,000

11.3 Valuation Conclusions

Based on the above approaches (with care to the qualitative analysis conducted) used to determine the fair market value of Russell, the authors of the Report deemed it appropriate to apply a weighting to the two valuation approaches. This was done in order to consider both the current trading price of Russell, which can reflect transient booms and busts in the market, along with the value implied by a significant investment in RBI.

The low end of the range of fair market value of Russell was determined to be $6.8 million. In arriving at the low end of the range, Evans & Evans deemed it appropriate to rely more heavily on the Historical Transactions Method as this represents what a group of investors were willing to pay for a substantial interest in Russell. The Trading Price Method was given less weighting given Russell is not yet at a stage where significant volumes of shares are trading.

Method	Midpoint	Weighting	
Trading Price	$9,800,000	40.0%	$3,920,000
Historical Transactions	$4,800,000	60.0%	$2,880,000
			$6,800,000

The high end of the range of fair market value of Russell was determined to be $7.3 million. In arriving at the high end of the range, Evans & Evans deemed it appropriate to rely more heavily on the Trading Price Approach. More weighting was given the Trading Price Method as it would appear investors (by virtue of the value implied by the Trading Price Method) are valuing the potential of Russell and its roll-up plan more than the short-term results. Further, less weighting was given to the Historical Transaction Method to reflect the achievement of certain milestones between the date of the financing and the Valuation Date.

Method	Midpoint	Weighting	
Trading Price	$9,800,000	50.0%	$4,900,000
Historical Transactions	$4,800,000	50.0%	$2,400,000
			$7,300,000

12.0 FAIRNESS CONSIDERATIONS

12.1 Introduction

The fairness of the Proposed Transaction is tested by: i) calculating, at the time of the completion of the Proposed Transaction, the fair market value of each common share of Fort Garry; ii) calculating whether the fair market value of each common share of Fort Garry is in at least a comparable range upon completion of the Proposed Transaction as prior to the Proposed Transaction; and iii) considering qualitative factors, such as synergies, that may result from the Proposed Transaction.

There are many events that are assumed will occur between the Valuation Date and the closing of the Proposed Transaction. These events are either conditions of the Proposed Transaction or are necessary (e.g. due diligence, legal costs) aspects of the closing process.

This section calculates the fair market value of the new Russell upon completion of the Proposed Transaction ("Newco"), the number of shares of Newco issued and outstanding upon the closing of the Proposed Transaction and the fair market value per each share of Newco upon the closing of the Proposed Transaction.

12.2 Fort Garry Fair Market Value per Common Share

The fair market value of each common share of Fort Garry as at the Valuation Date was calculated to be in the range of $0.32 to $0.38. The reader is advised to refer to Schedule 11.0 – Fairness Calculations.

12.3 Fairness of the Cash Consideration

Under the terms of the Proposed Transaction shareholders have the option of choosing cash for their Fort Garry common share. In exchange for each common share of Fort Garry, the FGB shareholders are entitled to receive $0.40 in cash at closing. The cash consideration exceeds the calculated fair market value of the Fort Garry common shares.

12.4 Fair Market Value of the Russell Share Consideration

Under the terms of the Proposed Transaction, the Fort Garry common shareholders have the option to receive 1.0 Russell share in exchange for each 1.0 Fort Garry common share they currently hold. Accordingly, in this section Evans & Evans have calculated the fair market value of Russell post-Proposed Transaction (i.e., Newco) in order to compare the fair market value per share in Newco with the fair market value per share of Fort Garry as at the Valuation Date. The reader is advised to refer to Schedule 11.0 – Fairness Calculations.

First, the fair market value of Newco is calculated by:

1. Adding the fair market value of 100% of the issued and outstanding shares Fort Garry as at the Valuation Date in the range of $2.4 million to $2.6 million.

2. Adding the fair market value of Russell as at the Valuation Date in the range of $6.8 million to $7.3 million.

3. Deducting the amount that must be paid out to the holders of the Fort Garry preferred shares of $922,243.

4. Adding the gross proceeds from the assumed conversion of options and warrants of Russell totaling $2,903,415.

5. Adding the net proceeds from the financing in Russell that has been subscribed to and will close upon the signing of a Definitive Agreement between Russell and Fort Garry of $3,667,000.

6. Deducting the estimated costs of the Proposed Transaction of $200,000 to $250,000.

The number of shares that would be issued and outstanding in Newco then would be calculated by adding:

1) 16,338,220 shares of Russell, as at the Valuation Date.

2) 4,976,698 shares of Russell issued to the Fort Garry shareholders as per the terms of the Proposed Transaction.

3) 6,650,000 shares of Russell issued under the planned financing.

4) 6,376,930 shares of Russell issued under the assumption of the conversion of "in-the-money" warrants and options.

As noted above, this is done in Schedule 11.0.

Overall, the fair market value of Newco upon closing of the Proposed Transaction is estimated to be in the range of $16.5 million to $17.1 million or $0.48 to $0.50 per share. The fair market value per share of Newco post-Proposed Transaction exceeds the fair market value per common share of Fort Garry pre-Proposed Transaction.

12.5 Fair Market Value of the Half Cash / Half Russell Share Consideration

Under the terms of the Proposed Transaction, the Fort Garry common shareholders have the option to receive 0.5 Russell shares and $0.20 in cash in exchange for each 1.0 Fort Garry common share they currently hold. Accordingly, in this section Evans & Evans have calculated the fair market value of Russell post-Proposed Transaction (i.e., Newco) in order to compare the cash and share consideration received with the fair market value per share of Fort Garry as at the Valuation Date. The reader is advised to refer to Schedule 11.0 – Fairness Calculations.

First, the fair market value of Newco is calculated by:

1. Adding the fair market value of 100% of the issued and outstanding shares Fort Garry as at the Valuation Date in the range of $2.4 million to $2.6 million.

2. Adding the fair market value of Russell as at the Valuation Date in the range of $6.8 million to $7.3 million.

3. Deducting the amount that must be paid out to the holders of the Fort Garry preferred shares of $922,243.

4. Adding the gross proceeds from the assumed conversion of options and warrants of Russell totaling $2,903,415.

5. Adding the net proceeds from the financing in Russell that has been subscribed to and will close upon the signing of a Definitive Agreement between Russell and Fort Garry of $3,667,000.

6. Deducting the cash paid to the Fort Garry shareholders (assuming 100% of Fort Garry shareholders exchange their shares for cash and shares) of $995,340.

7. Deducting the estimated costs of the Proposed Transaction of $200,000 to $250,000.

The number of shares that would be issued and outstanding in Newco then would be calculated by adding:

5) 16,338,220 shares of Russell, as at the Valuation Date.

6) 2,488,349 shares of Russell issued to the Fort Garry shareholders as per the terms of the Proposed Transaction (receive one half share and $0.20 for each share).

7) 6,650,000 shares of Russell issued under the planned financing.

8) 6,376,930 shares of Russell issued under the assumption of the conversion of "in-the-money" warrants and options.

As noted above, this is done in Schedule 13.0.

Overall, the fair market value of Newco upon closing of the Proposed Transaction is estimated to be in the range of $15.5 million to $16.1 million or $0.49 to $0.51 per share.

The cash and share consideration received by the Fort Garry shareholders exceeds the fair market value per common share of Fort Garry pre-Proposed Transaction.

13.0 CONCLUSION AS TO FAIRNESS

Based upon Evans & Evans valuation work and subject to all of the foregoing, Evans & Evans is of the opinion, as at the Valuation Date, that the terms of the Proposed Transaction are fair, from a financial point of view, to the shareholders of Fort Garry. In the opinion of Evans & Evans the Proposed Transaction is fair, from a financial standpoint, if the Fort Garry shareholders choose either cash consideration, Russell shares in exchange for their Fort Garry shares or cash and Russell Shares.

There are a number of qualitative factors associated with the completion of the Proposed Transaction that the Fort Garry shareholders might consider in determining the overall fairness of the Proposed Transaction. In assessing the fairness of the Proposed Transaction to the common shareholders of Fort Garry, Evans & Evans has considered, *inter alia*, the following:

1. Comparison of the fair market value, as at June 30, 2007, of the per common share value of Fort Garry prior to completion of the Proposed Transaction, to the fair market value, on a pro forma basis, of the per share value of Newco (i.e., the new Russell post-Proposed Transaction).

2. Review of Russell's ability to meet the cash requirements related to the acquisition of the Fort Garry common shares. As at the Valuation Date, Russell had options and warrants "in-the-money" which would result in approximately $3.0 million in gross proceeds to Russell. Further, the authors of the Report found that in the months preceding the Proposed Transaction Russell did have a history of converting warrants to shares. Lastly, Russell had arranged for a private placement for gross proceeds of $3.6 million which was fully-subscribed as at the date of the Report.

3. As at the date of the Report, the private placement announced by Russell in conjunction with the completion of the Proposed Transaction had been fully-subscribed. The implied value of Newco based on the financing ranges from $17.3 million to $20.2 million or $0.76 to $0.83 per share as outlined in the following tables.

Units Issued	6,000,000
Price Per Unit	$0.60
Gross Proceeds	$3,600,000
Units Issued as Fee	50,000

	All Cash Consideration	All Share Consideration	Half Cash Half Share Consideration
Fully-Diluted Shares Outstanding in Russell	22,715,150	22,715,150	22,715,150
Shares Issued in Financing (Includes Fees)	6,050,000	6,050,000	6,050,000
Shares Issued to Fort Garry Common Shareholders	0	4,976,698	2,488,349
Total Shares Post-Transaction and Post-Financing	28,765,150	33,741,848	31,253,499
% of Newco Issued in Financing	20.9%	17.8%	19.2%
Implied Value of Newco	*$17,300,000*	*$20,200,000*	*$18,800,000*
Implied Value per Share of Newco	*$0.76*	*$0.89*	*$0.83*

4. Other potential benefits that may be realized subsequent to the completion of the Proposed Transaction include possible synergies between Fort Garry and Russell. Evans & Evans have not attempted to quantify these additional qualitative potential benefits. Certain additional potential benefits are as follows:

   i. Shared operations and administrative personnel thereby reducing certain staff and systems costs.

   ii. Fort Garry is current operating well below capacity. As Russell expands operations, Fort Garry's excess capacity can be utilized to brew Russell products, thereby reducing the unit costs for both brands.

   iii. Access to funding. Russell has been very successful over the past nine months at raising funding for acquisitions. Conversely, Fort Garry has not attempted to secure additional equity financing and has historically relied on debt financing.

   iv. Shared executive level management.

   v. Removal of duplication of public company costs.

14.0 CERTIFICATION AND QUALIFICATIONS

The Report preparation was carried out by Ms. Jennifer Lucas and was thereafter reviewed by Michael A. Evans and Richard W. Evans.

Ms. Jennifer Lucas, MBA, CBV joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. For the past nine years at Evans & Evans Ms. Lucas has been involved in writing and reviewing over 300 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designation of Chartered Business Valuator and is a member of the Canadian Institute of Chartered Business Valuators and a Candidate Member of the American Society of Appraisers.

Mr. Michael A. Evans, Principal, founded Evans & Evans, Inc. in 1989. For the past eighteen years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Evans also possesses several years' management experience in the food services industry with McDonald's Restaurants of Canada Ltd. in Richmond, British Columbia (1977-1980).

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designation of Chartered Financial Analyst (CFA); and the professional designation of Chartered Business Valuator (CBV). Mr. Evans is a member of the Association for Investment Management and Research (AIMR), the Canadian Institute of Chartered Business Valuators ("CICBV") and is a Candidate Member of the American Society of Appraisers ("ASA").

Richard W. Evans, Principal, began full-time work with Evans & Evans, Inc. in 1994. Since then he has been involved in the financial services and management consulting fields and has been involved in the preparation of over 300 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to the Vancouver and Alberta Stock Exchanges and the British Columbia and Alberta Securities Commissions as well as for private purposes.

For ten years previous to this, he was extensively involved in the computer industry in Vancouver where he served for two years as the General Manager of Sidus Systems Inc. responsible for the company's C$15 million business operation in Western Canada. Previous to this, he spent eight years with Digital Equipment of Canada Limited where he was laterally involved in a sales, marketing and management capacity in the company's direct and channel organizations. In his capacity with Digital and Sidus he was involved in assessing and assisting various technology companies with their marketing and financial operations.

During the past thirteen years he, through Evans & Evans, Inc., has actively been involved in the process of evaluating and valuing various types of software applications for Canadian regulatory bodies, private companies, Canadian financial institutions and brokerage firms as well as government agencies.

Mr. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1984) where he graduated with honors. Mr. Evans holds the professional designation of Chartered Business Valuator and is a member of the CICBV and a Candidate Member of the ASA.

The analyses, opinions, calculations and conclusions were developed, and this Report has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

The fee established for the Report has not been contingent upon the value or other opinions presented.

The authors of the Report have no present or prospective interest in the property that is the subject of this Report, and we have no personal interest with respect to the parties involved.

Yours very truly,

Evans & Evans

EVANS & EVANS, INC.

FORT GARRY BREWING COMPANY LTD.

PROXY

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

OCTOBER 18, 2007

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF FORT GARRY BREWING COMPANY LTD.

The undersigned shareholder of Fort Garry Brewing Company Ltd. (the "**Brewery**") hereby appoints Douglas Saville, the President and Chief Executive Officer of the Brewery, or failing him, Richard N. Hoeschen, the Secretary of the Brewery, or instead of either of the foregoing, ______________________, as proxy of the undersigned to attend, act and vote for and on behalf of the undersigned in respect of all shares in the capital of the Brewery registered in his name at the **special meeting of the shareholders of the Brewery to be held on Thursday, October 18, 2007 at 7:00 o'clock in the evening (Winnipeg time) (the "Meeting")**, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the proxyholder named above is specifically directed to vote as indicated below.

> **VOTE FOR** ☐ **OR AGAINST** ☐ the special resolution approving the amalgamation of the Brewery with 5506752 Manitoba Ltd., a wholly owned subsidiary of Russell Breweries Inc., under Section 175 of *The Corporations Act* (Manitoba) and the delisting of the Brewery's shares from the TSX Venture Exchange, the full text of which is set forth in Schedule "E" to the accompanying Management Proxy Circular dated September 10, 2007, all as more particularly described in such Management Proxy Circular.

The undersigned shareholder hereby revokes any instrument of proxy previously given in respect of the Meeting or any adjournment thereof.

The proxyholder named above may, in his or her discretion, vote with respect to amendments or variations to matters identified in the notice of Meeting or with respect to any other matters which may properly come before the Meeting or any adjournment thereof.

NOTES

1. If the instructions are certain, on any ballot or poll, the shares represented by this proxy will be voted in accordance with the instructions given above and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted on any ballot or poll in accordance with the specifications so made. **IF NO CHOICE IS SPECIFIED HEREIN OR IF ANY INSTRUCTIONS GIVEN ARE NOT CLEAR, THE SHARES SHALL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE, ALL IN THE SAME MANNER**

AND TO THE SAME EXTENT AS THE UNDERSIGNED COULD DO IF THE UNDERSIGNED WERE PERSONALLY PRESENT AT THE MEETING.

2. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THIS PROXY TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON TO BE APPOINTED, IN WHICH CASE ONLY THE PERSON SO NAMED MAY VOTE THE SHARES REPRESENTED BY SUCH PROXY AT THE MEETING.

3. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

4. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Brewery.

5. To be valid, this proxy must be received by the Brewery's registrar and transfer agent, CIBC Mellon Trust Company, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 7:00 p.m., Winnipeg time, on October 16, 2007) or any adjournment thereof at which the proxy is to be used, unless the Chairman of the meeting elects to exercise his discretion to accept proxies received subsequently. Proxies delivered by regular mail should be addressed to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1. Proxies delivered by facsimile should be sent to CIBC Mellon Trust Company at (416) 368-2502 (1-866-781-3111 North America only).

DATED this _____ day of ____________________, 2007.

PRINT NAME: ____________________________________

SIGNATURE: ____________________________________

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to the Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Russell Breweries Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Russell Breweries Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of September 24 2007.

RUSSELL BREWERIES INC.

By: ____________________
Name: Brian Harris
Title: CEO

END

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